BANK OF CHINA

File No.82-35030

RECEIVED
2007 SEP 17 A 10:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07026507

Our Ref: BOC/BSHK(2007)058(JY)

4 September 2007

BY COURIER

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

Bank of China Limited (the "Bank") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)

Enclosed please find a copy of each of the documents, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Brief descriptions of each document for which no English language version, translation or summary has been prepared are set forth in Annex B attached hereto.

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact our Mr. Zhang Handong at (8610) 6659 4567 or our Ms. Y.W. Pak at (852) 2846 2703.

Yours faithfully,
For and on behalf of
Bank of China Limited

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

Jason C.W. Yeung
Company Secretary

Encl.

List of Documents Furnished

1. Announcement dated 9 August 2007 in relation to date of board meeting of the Bank as published on the website of The Stock Exchange of Hong Kong Limited.

2. Announcement dated 21 August 2007 in relation to unusual price movement of the Bank as published on the website of The Stock Exchange of Hong Kong Limited.

3. Announcement dated 23 August 2007 in relation to retirement of Non-executive Directors, and appointment of Non-executive Directors and Independent Non-executive Directors of the Bank as published on the website of The Stock Exchange of Hong Kong Limited.

4. Notification dated 23 August 2007 in relation to the publication of an announcement on retirement of Non-executive Directors, and appointment of Non-executive Directors and Independent Non-executive Directors of the Bank as published in newspapers in Hong Kong.

5. Announcement dated 23 August 2007 in relation to 2007 interim results of the Bank as published on the website of The Stock Exchange of Hong Kong Limited.

6. Notification dated 23 August 2007 in relation to the publication of an announcement on 2007 interim results of the Bank as published in newspapers in Hong Kong.

7. Announcement dated 23 August 2007 in relation to clarification to 2007 interim results announcement of the Bank as published on the website of The Stock Exchange of Hong Kong Limited.

8. Notification dated 23 August 2007 in relation to the publication of an announcement on clarification to 2007 interim results announcement of the Bank as published in newspapers in Hong Kong.

9. Highlights of 2007 Interim Results of the Bank as published in newspapers in Hong Kong.

10. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 30 August 2007 filed by the Bank with The Stock Exchange of Hong Kong Limited.

Annex B

Brief Descriptions of Documents for which No English Language Version, Translation or Summary Has Been Prepared

1. Articles of Association (2007 amended version) of the Bank as published in the People's Republic of China (the "PRC").

2. Announcement dated 16 August 2007 in relation to amendments to the Articles of Association of the Bank as published in the PRC.

3. Overseas regulatory announcement dated 16 August 2007 in relation to the publication in the PRC of an announcement in relation to amendments to the Articles of Association of the Bank, as published on the website of The Stock Exchange of Hong Kong Limited.

4. Announcement dated 23 August 2007 in relation to retirement and appointment of Directors of the Bank as published in the PRC.

5. Summary of the 2007 Interim Report of the Bank as published in the PRC.

6. 2007 Interim Report of the Bank as published in the PRC.

7. Announcement dated 24 August 2007 in relation to resolutions of the Board of Directors of the Bank passed at the meeting held on 23 August 2007 as published in the PRC.

8. Overseas regulatory announcement dated 24 August 2007 in relation to the publication in the PRC of an announcement in relation to resolutions of the Board of Directors of the Bank passed at the meeting held on 23 August 2007, as published on the website of The Stock Exchange of Hong Kong Limited.

中國銀行
BANK OF CHINA

RECEIVED
2007 SEP 17 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

中 國 銀 行 股 份 有 限 公 司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(the "Bank")
(Stock Code: 3988)

ANNOUNCEMENT
DATE OF BOARD MEETING

The board of directors of the Bank (the "Board") hereby announces that a meeting of the Board will be held on Thursday, 23 August 2007 at No.1 Conference Room, 9th Floor, Bank of China Building, No.1 Fuxingmen Nei Dajie, Beijing, The People's Republic of China for the purpose of considering and approving, among other things, the unaudited consolidated financial statements of the Bank for the six months period ended 30 June 2007.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 9 August 2007

As at the date of this announcement, the directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHANG Jinghua, YU Erniu*, ZHU Yan*, ZHANG Xinze*, HONG Zhihua*, HUANG Haibo*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN# and Alberto TOGNI#.*

* *Non-executive directors*

\# *Independent non-executive directors*

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People' s Republic of China with limited liability)
(the "Bank")
(Stock Code: 3988)

UNUSUAL PRICE MOVEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors of the Bank (the "Board") has noted the recent increase in the price of the shares of the Bank and wishes to state that the Board is not aware of any reasons for such increase.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 21 August 2007

As at the date of this statement, the directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHANG Jinghua, YU Erniu*, ZHU Yan*, ZHANG Xinze*, HONG Zhihua*, HUANG Haibo*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN# and Alberto TOGNI#.*

* *Non-executive directors*
# *Independent non-executive directors*

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(the "Bank")
(Stock Code: 3988)

ANNOUNCEMENT

Retirement of Non-executive Directors Appointment of Non-executive Directors and Independent Non-executive Director

Following approval of the shareholders at the Annual General Meeting of the Bank held on 14 June 2007 and the approval of the China Banking Regulatory Commission, the Board hereby announces that:

1. Mr. Yu Erniu, Mdm. Zhu Yan and Mr. Zhang Xinze retired as Non-executive Directors of the Bank upon expiry of their terms of office, all with effect from 23 August 2007;

2. Mr. Cai Haoyi and Mr. Wang Gang have been appointed as Non-executive Directors of the Bank with effect from 23 August 2007; and

3. Mr. Huang Shizhong has been appointed as an Independent Non-executive Director of the Bank with effect from 23 August 2007.

Following approval of the shareholders at the Annual General Meeting of the Bank held on 14 June 2007 and the approval of the China Banking Regulatory Commission, the Board of Directors of the Bank (the "Board") hereby announces that:

1. Retirement of Non-executive Directors

Due to changes in work postings of Mr. Yu Erniu and Mdm. Zhu Yan and the retirement of Mr. Zhang Xinze, Mr. Yu, Mdm. Zhu and Mr. Zhang retired as Non-executive Directors of the Bank upon expiry of their terms of office, all with effect from 23 August 2007 .

Each of Mr. Yu, Mdm. Zhu and Mr. Zhang has confirmed that he/she has no disagreement with the Board and that there are no matters with respect to his/her retirement that need to be brought to the attention of the Bank's shareholders. The Board is grateful to Mr. Yu, Mdm. Zhu and Mr. Zhang for their contribution to the Bank during their tenure of office.

2. Appointment of Non-executive Directors and Independent Non-executive Director

Mr. Cai Haoyi and Mr. Wang Gang have been appointed as Non-executive Directors of the Bank with effect from 23 August 2007 and Mr. Huang Shizhong has been appointed as an Independent Non-executive Director of the Bank with effect from 23 August 2007. The Board takes this opportunity to welcome Mr. Cai, Mr. Wang and Mr. Huang to join the Board.

Mr. Cai Haoyi (蔡浩儀), aged 53, has worked in several positions in the People's Bank of China ("PBOC") from 1986 to present, including Deputy Director of the Graduate School of the PBOC, Deputy Director of Research Institute of Finance and Banking, Deputy Director of the Research Bureau, General Secretary of the Monetary Policy Committee and Deputy Director of the Monetary Policy Department. Mr. Cai has the professional title of research fellow, and currently serves as the tutor for postgraduate students of Financial Research Institute of the PBOC, the tutor for doctorial students of the China University of International Business and Economics, and a member of China Society for Finance and Banking. He graduated from Economics Department of Peking University in 1983 with the bachelor's degree in economics. In 1986, he graduated from the Graduate School of the PBOC with the master's degree in economics. In 1995, he continued the doctoral degree program of economics in the Graduate School of the PBOC and got his Ph.D. in 2001.

Mr. Wang Gang (王剛), aged 54, has worked in several positions in the Ministry of Finance from 1989 to present, including official and Deputy Director of Income Tax Division of Tax Policy Department, Tax Policy Department and International Tax Department, Director of Turnover Tax Department, and Deputy Ombudsman of Tax Policy Department. Mr. Wang graduated from Finance Department of Central University of Finance and Economics in 1983, majoring in Finance. He received a master's degree in economics from the Tax Department of Central University of Finance and Economics in 1988 and another master's degree in taxation from the Department of Business Administration and Public Management of George Washington University of the United States of America in 1998.

Mr. Huang Shizhong (黃世忠) aged 45, currently serves as vice president of Xiamen National Accounting Institute and professor of Accounting Department of Xiamen University. Mr. Huang graduated in 1986 from Dalhousie University in Canada with a MBA degree, and received his Ph.D degree of Economics (with accounting focus) in 1993 from Xiamen University. He has served as managing partner of Pan-China Xiamen CPA firm, deputy dean of the management school of Xiamen University. Currently, Mr. Huang also serves as a member of the Education Steering Committee of the National Master Program of Professional Accounting, adviser to the Accounting Standards Committee of the Ministry of Finance, member of standing committee of the Chinese Accounting Association, member of the Auditing Standards Committee of The Chinese Institute of Certified Public Accountants. He serves as independent non-executive director in Xiamen International Airport Group Co., Ltd., Xiamen International Port Co., Ltd. (listed on The Stock Exchange of Hong Kong Limited), Xiamen Tungsten Co., Ltd. and Penghua Fund Management Co., Ltd. He also served as an independent non-executive director in Xiamen C & D Inc. before March 2007. Mr. Huang has met the independence criteria set out in Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

The appointment of Mr. Cai, Mr. Wang and Mr. Huang will be for an initial term of approximately three years which will expire at the conclusion of the Bank's annual general meeting in 2010. As Non-executive Directors, Mr. Cai and Mr. Wang will not receive any director's fee or committee fee. They are instead remunerated by Central SAFE Investments Limited, the controlling shareholder of the Bank, where they hold a position. As an Independent Non-executive Director, Mr. Huang is entitled to receive a director's fee of RMB200,000 per annum together with additional fees for any service on Board committee(s) in an accumulative manner. At a previous general meeting of the Bank, the shareholders of the Bank resolved to pay to an Independent Non-executive Director of the Bank, committees' fees of RMB200,000 per annum to chairman of Risk Policy Committee or Audit Committee, RMB100,000 per annum to chairman of any other Board committee and RMB50,000 per annum per committee to any Board committee member. The level of the aforesaid fees were determined with reference to the duties and responsibilities of the Directors with the Bank and prevailing market conditions. None of the new Directors has entered into any service contract with the Bank.

In respect of each of the aforesaid newly appointed Directors, none of them have any interest in the shares of the Bank or its associated companies within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Moreover, except for the relationship between the newly appointed Non-executive Directors of the Bank with Central SAFE Investments Limited disclosed herein, all the newly appointed Directors are not related to any directors, senior management or substantial or controlling shareholders of the Bank. Neither of them holds any position with the Bank or any of its subsidiaries. Further, save as disclosed above, there is nothing which needs to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Hong Kong Listing Rules nor is there anything which needs to be brought to the attention of the shareholders in connection with their appointment. None of the newly appointed Directors has been penalised by the China Securities Regulatory Commission and other relevant departments and stock exchange.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 23 August 2007

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHANG Jinghua, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN#, Alberto TOGNI# and HUANG Shizhong#.*

* *Non-executive Directors*

Independent Non-executive Directors

South China Morning Post
Date : 23 August 2007

中国银行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(the "Bank")

(Stock Code: 3988)

NOTIFICATION
CHANGE IN DIRECTORS
Retirement of Non-executive Directors
Appointment of Non-executive Directors and Independent Non-executive Director

An announcement containing details of the captioned matters is available for viewing on the website of The Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under the section "Latest Listed Company Information" and on the website of the Bank at www.boc.cn under the section "Investor Relations".

This notification merely serves to advise investors of the captioned matters and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the captioned matters.

The announcement is available for inspection by the public at no charge at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays in Hong Kong), within the one month period from the date of this notification. Copies of the announcement will be provided upon request at a cost of HK$1 per sheet.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 23 August 2007

中國銀行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 3988)

2007 INTERIM RESULTS ANNOUNCEMENT

The board of directors of the Bank (the "Board") is pleased to announce the unaudited results of the Bank and its subsidiaries for the six months period ended 30 June 2007. This announcement, containing the full text of the 2007 Interim Report of the Bank, complies with the relevant requirements of the Hong Kong Listing Rules in relation to information to accompany preliminary announcements of interim results. Printed version of the Bank's 2007 Interim Report will be delivered to H-Share Holders of the Bank and available for viewing on the websites of the Hong Kong Stock Exchange at www.hkex.com.hk and of the Bank at www.boc.cn in late September 2007.

Financial Highlights

Note: This report is prepared in accordance with International Financial Reporting Standards (IFRS).

Unit: RMB million (unless otherwise stated)

	Note	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006
Results of operations			
Net interest income		71,027	54,823
Non-interest income	1	17,604	14,680
Operating income	2	88,631	69,503
Impairment losses on loans		(5,244)	(5,479)
Operating expenses		(33,072)	(29,686)
Operating profit		50,315	34,338
Profit before income tax		50,920	34,709
Profit after tax		32,382	22,251
Profit after tax attributable to the equity holders of the Bank		29,543	19,477
Earnings per share for profit attributable to the equity holders of the Bank (basic and diluted, RMB)		0.12	0.09
Key financial ratios			
Return on average total assets (%)	3	1.16	0.89
Return on average equity (%)	4	15.18	13.38
Net interest spread (%)	5	2.49	2.12
Net interest margin (%)	6	2.66	2.27
Non-interest income to operating income (%)	7	19.86	21.12
Cost to income ratio (%)	8	37.31	42.71
Cost to income ratio (excluding business and other taxes, %)		32.91	38.41
Credit cost (%)	9	0.41	0.47

	Note	As at 30 June 2007	As at 31 December 2006
Balance sheet items			
Total assets		5,833,891	5,327,653
Loans, net		2,572,198	2,337,726
Investment securities		1,945,060	1,892,482
Total liabilities	10	5,408,426	4,914,697
Due to customers		4,351,067	4,091,118
Capital and reserves attributable to the equity holders of the Bank		395,512	382,917
Loan to deposit ratio (%)	11	61.39	59.45
Net assets per share (RMB)	12	1.56	1.51
Capital adequacy ratios			
Core capital adequacy ratio (%)		11.32	11.44
Capital adequacy ratio (%)		13.39	13.59
Asset quality			
Identified impaired loans		99,429	103,232
Identified impaired loans to gross loans (%)	13	3.72	4.24
Allowance for loan impairment losses		98,932	94,293
Allowance for loan impairment losses to identified impaired loans (%)	14	99.50	91.34

Note 1. Non-interest income = net fee and commission income + net trading (losses)/gains + net (losses)/gains on investment securities + other operating income.

Note 2. Operating income = net interest income + non-interest income

Note 3. Return on average total assets = profit after tax ÷ average total assets. Average total assets = (total assets at the beginning of reporting period + total assets at the end of reporting period) ÷ 2, annualized.

Note 4. Return on average equity = Profit after tax attributable to the equity holders of the Bank ÷ average owner's equity (excluding minority interest). Average owner's equity (excluding minority interest) = (owner's equity, excluding minority interest, at the beginning of reporting period + owner's equity, excluding minority interest, at the end of reporting period) ÷ 2, annualized.

Note 5. Net interest spread = average yield of interest-earning assets – average cost of interest-bearing liabilities. Average yield of interest-earning assets = interest income ÷ average balance of interest-earning assets. Average cost of interest-bearing liabilities = interest expense ÷ average balance of interest-bearing liabilities. Average balances are average daily balances derived from the Bank's management accounts (unaudited).

Note 6. Net interest margin = net interest income ÷ average balance of interest-earning assets. Average balances are average daily balances derived from the Bank's management accounts (unaudited).

Note 7. Non-interest income to operating income = non-interest income ÷ operating income

Note 8. Cost to income ratio = operating expense ÷ operating income

Note 9. Credit cost = impairment losses on loans ÷ average balance of loans. Average balance of loans = (balance of loans at the beginning of reporting period + balance of loans at the end of reporting period) ÷ 2, annualized.

Note 10. Investment securities include available-for-sale securities, held-to-maturity securities, securities classified as loans and receivables and trading assets and other financial instruments at fair value through profit or loss.

Note 11. Loan to deposit ratio = balance of loans at the end of reporting period ÷ balance of due to customers at the end of reporting period

Note 12. Net assets per share = capital and reserves attributable to the equity holders of the Bank at the end of reporting period ÷ number of ordinary shares in issue at the end of reporting period

Note 13. Identified impaired loans to gross loans = identified impaired loans at the end of reporting period ÷ gross loans at the end of reporting period

Note 14. Allowance for loan impairment losses to identified impaired loans = allowance for loan impairment losses at the end of reporting period ÷ identified impaired loans at the end of reporting period

Message from the Chairman

I am very pleased to report on our business performance for the first half of 2007 to our investors and others who take an interest in the Bank. For the six-month period ended 30 June, 2007, the Group achieved RMB50.315 billion in operating profit and RMB29.543 billion in profit after-tax attributable to the shareholders of the Bank, a year-on-year increase of 46.53% and 51.68% respectively. Return on average total assets (ROA) and return on average equity (ROE) reached 1.16% and 15.18% respectively.

According to the laws of China, an extraordinary shareholders' meeting should be held and the financial statements should be audited before profit distribution. Given the time constraints and the complexity and relatively high costs of this process, the Bank has decided to deliberate on the full-year dividend distribution plan after the audit of the full-year business results of 2007. The dividend distribution policy will however, remain unchanged, with a payout ratio of 35%–45% of the Group's net profit in 2007.

In the first half of 2007 we held the first Annual General Meeting of Shareholders after the public listing of BOC. All directors, supervisors and certain members of senior management participated in the meeting, and responded fully and proactively to the questions from shareholders on the Bank's business operations and corporate governance. Going forward, we will continue to effectively communicate and interact with shareholders and ensure that members of the Board and the Management understand and respond to expectations from the Bank's shareholders. The re-election of directors at the expiration of their terms of office was also completed at the Annual General Meeting of Shareholders. On behalf of the Board, I would like to avail myself of this opportunity to express my heartfelt gratitude to the retiring directors, Mr. Hua Qingshan, Mr. Yu Erniu, Ms. Zhu Yan and Mr. Zhang Xinze, for their dedication and contributions to the Bank. I would also like to extend a warm welcome to our newly appointed directors, Mr. Cai Haoyi, Mr. Wang Gang and Mr. Huang Shi zhong. Following the re-election of directors, the number of independent non-executive directors of the Bank will increase to five, thereby enlarging the proportion of independent non-executive directors on the Board.

To develop into a first-class international bank, the Bank will further promote reform in human resource management, sharpen our core competitiveness and maintain a sustainable and stable growth in the long run. In the first half of this year, we appointed, through global recruitment, a new Chief Credit Officer and Chief Audit Officer with managerial experience in international banks, thereby strengthening our senior management team and laying a solid foundation for the market-oriented reform of the Bank's human resources management. We believe that this reform will better enable us to implement the Group's development strategy, enhance business performance, improve labor productivity and create greater value. This reform will also help to raise the morale of our employees and reinforce their commitment, while allowing us to retain and attract talents, stabilize staff turnover and contribute to the development of a stable and harmonious society. In other aspects, the Bank also achieved substantial progress in risk management, internal control, business process reengineering and the implementation of our IT Blueprint.

In the second half of 2007, the Chinese economy is expected to maintain steady and rapid growth, although trade surplus is likely to grow at a slower pace and excess liquidity will remain. The focus of the Government's macro-economic policy will be to control overheating of the economy. Against competition from domestic and foreign banks, BOC will rise to challenges in the market, step up the implementation of our development strategy, closely monitor risk, strengthen our internal controls and vigorously push forward the implementation of our IT Blueprint. We will also continue to expedite the reform of human resources management and optimize human resources allocation, while fostering a strong corporate culture in which our core values are inculcated into every aspect of our operations, thereby providing enduring and sustained driving force for the Bank's development.

Finally, I would like to express my appreciation to our domestic and overseas customers, shareholders, peers and friends from diverse constituents for their care and support. I would like to assure all our shareholders that we have confidence in our ability to achieve even better performance. My thanks also go to all members of the Board of Directors, the Board of Supervisors and the Management, as well as all the staff of the Group. Through your diligent efforts and dedication, the Bank will continue to achieve its objectives in its scientific development.

Xiao Gang
Chairman

23 August, 2007

Message from the President

In the first half of 2007, our Management team, following the principle of scientific development, successfully implemented the strategies approved by the Board of Directors, vigorously carried out their duties, and fulfilled the overall budget as planned. Based on IFRS, by the end of June 2007, our Bank's total assets stood at RMB5,833.891 billion, total liabilities at RMB5,408.426 billion, and shareholders' equity (including minority interests) at RMB425.465 billion, representing an increase of 9.50%, 10.05% and 3.03% respectively compared with the previous year-end. Profit after tax attributable to shareholders reached RMB29.543 billion, up 51.68% over the same period last year. Earnings per share increased by 33.33% to RMB0.12. Return on average total assets (ROA) was 1.16%, and return on average equity (ROE) was 15.18%, representing a year-on-year increase of 0.27 and 1.80 percentage points respectively.

The significant increase in profit after tax of our Bank in the first half of 2007 was mainly attributable to the rapid development of various business lines, robust growth in both net interest income and non-interest income, effective control over credit cost and the continued lowering of cost to income ratio.

Net interest income of our Bank grew by 29.56% to RMB71.027 billion. Net interest margin and net interest spread reached 2.66% and 2.49%, an increase of 39 and 37 basis points respectively over the same period last year. Non-interest income increased by 19.92% to RMB17.604 billion, in which fees and commission income totalled RMB11.764 billion, up 71.96%.

The growth of operating income was faster than that of operating expense. The cost to income ratio reached 37.31%, a year-on-year decrease of 5.40 percentage points, indicating a continued improvement in operational efficiency.

Our risk management mechanism worked effectively during the first half of 2007. The balance of identified impaired loans totaled RMB99.429 billion, down RMB3.803 billion from the beginning of the year, with a drop of 0.52 percentage point in the impaired loans ratio to 3.72%. Credit cost was contained at 0.41%, down 6 basis points from the previous year. The provisions coverage ratio for impaired loans reached 99.50%, up 8.16 percentage points over the beginning of the year. Net foreign currency exposure declined by USD11.7 billion, further reducing our exchange rate risk.

The Management fully understands the importance of identifying our Bank's strengths and weaknesses and the need for constantly and consistently reinforcing our core competitive advantages in the effort to build BOC into a world-class international bank and achieve sustainable and steady development. In the second half of this year, we will continue to enhance our competitiveness with the aim of achieving stronger and faster growth. We are intent, as ever, on enhancing our business management practices and nurturing innovation; fostering the principle of customer centric services and sharpening the competitiveness of each business line; pushing forward our IT Blueprint to shore up our Bank's advantages in technology; advancing the development of the overseas business and diversifying businesses and earnings to enlarge our competitive advantages; strengthening risk management and internal control; and intensifying our reform of human resources management to sustain our competitiveness in the market.

The Management will continue to lead all staff in the effective implementation of our business objectives and strategies approved by the Board of Directors, continue to enhance market competitiveness and achieve outstanding performance.

Li Lihui
President

23 August, 2007

Corporate Information

Registered Corporate Name in Chinese:
中國銀行股份有限公司

Registered Corporate Name in English:
BANK OF CHINA LIMITED

Legal Representative:
XIAO Gang

Authorized Representatives:
LI Lihui
YEUNG Jason Chi Wai

Secretary to the Board of Directors:
YEUNG Jason Chi Wai

Listing Affairs Representative: LUO Nan
Office Address:
No.1 Fuxingmen Nei DaJie, Beijing, China
Telephone: (86) 010-6659 2638
Fax: (86) 010-6659 4568
E-mail: bocir@bank-of-china.com

Registered Address of Head Office:
No.1 Fuxingmen Nei DaJie, Beijing, China

Office Address:
No.1 Fuxingmen Nei DaJie, Beijing, China
Post code: 100818
Website: http://www.boc.cn
E-mail: bocir@bank-of-china.com

Place of Business in Hong Kong:
8/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong

Selected Newspapers for Information Disclosure:
A Shares: *China Securities, Shanghai Securities, Securities Times*
H Shares: *South China Morning Post, Hong Kong Economic Times*

Website designated by CSRC to publish the Interim Report: http://www.sse.com.cn

Website designated by the Stock Exchange of Hong Kong Limited to publish the Interim Report: http://www.hkex.com.hk

Places where the Interim Report can be obtained: Major business locations

Stock Information:

A Shares
Shanghai Stock Exchange
Stock Name:中國銀行
Stock Code: 601988

H Shares
Hong Kong Stock Exchange
Stock Name:中國銀行
Stock Code: 3988

Share Registrar:

A Shares
Shanghai Branch of China Securities Depository and Clearing Corporation Limited
3/F, China Insurance Building, 166 East Lujiazui Road, Pudong New Area, Shanghai
Telephone: (86) 021-3887 4800

H Shares
Computershare Hong Kong Investor Services Limited
Rooms 1806–1807, 18/F, Hopewell Center, 183 Queen's Road East, Wan Chai, Hong Kong
Telephone: (852) 2862 8555

Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

Management Discussion & Analysis

— Economic, Financial and Regulatory Environment

In the first half of 2007, the world economy maintained robust growth. The economy of Europe experienced strong growth and that of Japan a steady revival, which effectively offset the impact arising from the slowdown of the US economy. Emerging markets maintained their rapid growth, and the Chinese economy grew steadily and rapidly, with a year-on-year increase of 11.5% in GDP and 3.2% in CPI. China's foreign trade expanded rapidly, yielding a trade surplus of USD112.53 billion.

In the first half of 2007, international financial markets also fared well, with global liquidity remaining strong. Interest rates in Europe and Japan continued to rise. The global capital market hit a new record high, accompanied by several drastic fluctuations. Prices of bulk commodities such as oil and gold, stayed at a high level. Transactions in financial derivatives experienced constant innovation, and the development of the international banking sector continued amid a wave of mergers and acquisitions.

China's financial market, by and large, made steady progress. In the first half of 2007, greater flexibility in the exchange rate resulted in an appreciation of the RMB by 2.54% against the USD. In order to avoid economic overheating and strengthen liquidity management, the central bank adjusted RMB deposit and loan rates twice, raised the deposit reserve rate five times, and issued directional bills twice. In the first half of the year, M2 increased by 17.06%, RMB loans to financial institutions rose by 16.48%, and RMB deposits grew 15.99%. The scale of China's stock markets expanded by a large margin, with total value reaching RMB16.62 trillion, up 85.93% over the beginning of the year. With steady growth in bond issuance and trading volume, the value of the bond market reached RMB10.41 trillion, up 10.86% over the beginning of the year.

The reform and opening of China's banking sector proceeded systematically. In the first half, the China Postal Savings Bank was incorporated, a number of joint-stock banks were successfully listed on the Shanghai and Hong Kong stock markets, and the reform of rural financial institutions further progressed. Several foreign-funded banks incorporated their local operations and competition in the banking sector further intensified.

In the first half of 2007, the regulation of China's banking sector was further strengthened. The China Banking Regulatory Commission (CBRC) introduced measures designed to enhance the steady and healthy development of China's banking sector. These included the establishment of an off-site monitoring information system, issuance of operational risk management guidelines for commercial banks, the introduction of benchmarks for market-risk-management of the banking sector, and the launch of guidelines for the implementation of the new Basel Capital Accord.

As a result of the changes in the economic, financial, and regulatory environment, commercial banks are now facing more stringent requirements in regard to their operations and management.

— Financial Review

Financial Performance and Results at a Glance

In the first half of 2007, the Group earned a profit after tax of RMB32.382 billion, an increase of RMB10.131 billion (45.53%) compared to the first half of 2006. Profit after tax attributable to the equity holders of the Bank amounted to RMB29.543 billion, an increase of RMB10.066 billion (51.68%).

The substantial improvement in profit after tax was mainly attributable to the rapid growth in the Group's operating income, which was driven by the steady growth in loan portfolio, the increase in yields on assets, the consequential increase in net interest margin, and the significant growth in non-interest income. Credit cost also remained at a relatively low level in line with the decrease in both identified impaired loans and the ratio of identified impaired loans to gross loans due to the improvement in asset quality. Moreover, effective control of operating costs and improved operational efficiency resulted in the decrease in cost to income ratio, which also contributed to the increase in profit after tax.

Income Statement Analysis

The principal components of the Group's income statement are set out in the following table:

Unit: RMB million, except percentages

	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006	Change (%)
Net interest income	71,027	54,823	29.56
Non-interest income	17,604	14,680	19.92
Including: net fee and commission income	11,764	6,841	71.96
Impairment losses on loans	(5,244)	(5,479)	-4.29
Operating expenses	(33,072)	(29,686)	11.41
Operating profit	50,315	34,338	46.53
Profit before income tax	50,920	34,709	46.71
Income tax expenses	(18,538)	(12,458)	48.80
Profit after tax	32,382	22,251	45.53

Net Interest Income

In the first half of 2007, the Group earned a net interest income of RMB71.027 billion, an increase of RMB16.204 billion (29.56%) compared to the first half of 2006. The average balances[1], average interest rates of major interest-earning assets and interest-bearing liabilities related to the Group, and the analysis of the impact of the change in volume and interest rate[2] on the Group's net interest income are summarized in the following table:

Unit: RMB million, except percentages

	For the six month period ended 30 June 2007			For the six month period ended 30 June 2006			Analysis of net interest income variances		
	Average balance	**Interest income/ expense**	**Average interest rate**	**Average balance**	**Interest income/ expense**	**Average interest rate**	**Volume**	**Interest Rate**	**Total**
Interest-earning assets									
Loans	2,553,248	73,135	5.73%	2,294,002	60,707	5.29%	6,857	5,571	12,428
Investment securities	1,930,638	36,580	3.79%	1,850,510	30,652	3.31%	1,326	4,602	5,928
Due from banks and other financial institutions[3]	858,928	12,788	2.98%	694,824	8,765	2.52%	2,068	1,955	4,023
Total	5,342,814	122,503	4.59%	4,839,336	100,124	4.14%	10,251	12,128	22,379
Interest-bearing liabilities									
Due to customers	4,315,620	42,703	1.98%	4,001,322	38,887	1.94%	3,049	767	3,816
Due to banks and other financial institutions[4]	477,780	6,502	2.72%	371,143	4,122	2.22%	1,184	1,196	2,380
Other borrowed funds	104,128	2,271	4.36%	112,108	2,292	4.09%	(163)	142	(21)
Total	4,897,528	51,476	2.10%	4,484,573	45,301	2.02%	4,070	2,105	6,175
Net interest income		71,027			54,823		6,181	10,023	16,204
Net interest spread			2.49%			2.12%			
Net interest margin			2.66%			2.27%			

1 Average balances of interest-earning assets and interest-bearing liabilities are average daily balances derived from the Bank's management accounts (unaudited).

2 Impact of changes in volume on interest income and expenses is calculated based on the changes in average balances of interest-earning assets and interest-bearing liabilities during the reporting period. Impact of changes in interest rate on interest income and expenses is computed based on the changes in the average interest rates of interest-earning assets and interest-bearing liabilities during the reporting period. Impacts relating to the combined changes in both volume and rate have been classified as changes in interest rate.

3 Due from banks and other financial institutions includes balances with central banks and placements with banks and other financial institutions.

4 Due to banks and other financial institutions includes amounts due to central banks and placements from banks and other financial institutions.

The Group's net interest spread (NIS) and net interest margin (NIM) rose by 37 basis points and 39 basis points to 2.49% and 2.66%, respectively, compared to the first half of 2006. The improvement in NIS and NIM was mainly attributable to the following:

(a) Upon the PBOC's upward adjustment in the benchmark rates of the RMB denominated loans and deposits in the first half of 2007, the market rates of RMB increased. In addition, the market rates on major foreign currencies increased in the first half of 2007. As a result, the yields on major interest-earning assets, which included loans, investment securities and due from banks and other financial institutions, increased. Given that the Bank's demand deposits accounted for a significant portion of total deposits and the benchmark rate for such deposits remains unchanged in the first half of 2007, the extent of increase in average interest rate on interest-bearing liabilities was relatively lower than that of the interest-earning assets;

(b) The Group intensified its efforts in increasing the proportion of higher yield interest-earning assets. As at 30 June 2007, the loan portfolio accounted for 48.12% of total interest-earning assets, an increase of 0.55 percentage point compared to the prior year-end;

(c) As affected by the rapid development in capital markets, there is a noticeable trend of shifting from saving deposits to demand deposits, and as a result the proportion of the demand deposits to total deposits increased by 2.48 percentage points to 45.26%, compared to the prior year-end;

(d) Through enhanced asset and liability management, the Group achieved relatively higher interest income on its increased foreign currency activities. The related foreign currency derivative costs were however recorded under the net trading (losses)/gains. Please refer to Note II.4 to the Condensed Consolidated Financial Statements for additional information.

Non-Interest Income

Unit: RMB million, except percentages

	For the six month period ended 30 June 2007	**For the six month period ended 30 June 2006**	**Change (%)**
Net fee and commission income	11,764	6,841	71.96
Net trading (losses)/gains	(1,252)	557	-324.78
Net (losses)/gains on investment securities	(171)	64	-367.19
Other operating income	7,263	7,218	0.62
Total	17,604	14,680	19.92

The Group reported a non-interest income of RMB17.604 billion in the first half of 2007, an increase of RMB2.924 billion (19.92%) , representing 19.86% of the operating income, a decrease of 1.26 percentage points compared to the first half of 2006.

Net fee and commission income

In the first half of 2007, the Group earned a net fee and commission income of RMB11.764 billion, an increase of RMB4.923 billion (71.96%), representing 13.27% of the operating income, an increase of 3.43 percentage points compared to the first half of 2006. The significant increase in the Group's agency income, particularly the commission income from fund distribution, was largely attributable to the rapid development of domestic capital markets and positive investment sentiment of the general public. The principal elements are set out in the table below:

Unit: RMB million, except percentages

	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006	Change (%)
Agency commissions	5,354	2,201	143.25
Settlement and clearing fees	2,220	1,794	23.75
Credit commitment fees	1,874	1,438	30.32
Bank card fees	1,753	1,365	28.42
Custodian and other service fees	2,187	1,368	59.87
Fee and commission income	13,388	8,166	63.95
Fee and commission expense	(1,624)	(1,325)	22.57
Net fee and commission income	11,764	6,841	71.96

Net trading (losses)/gains

The principal elements of net trading (losses)/gains are set out in the table below:

Unit: RMB million, except percentages

	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006	Change (%)
Net (losses)/gains from foreign exchange and foreign exchange products	(1,240)	1,418	-187.45
Net gains from precious metal transactions	105	136	-22.79
Net losses from interest rate instruments	(568)	(1,183)	-51.99
Net gains from trading equity securities	394	180	118.89
Others	57	6	850.00
Total	(1,252)	557	-324.78

The Group reported a net trading loss of RMB1.252 billion in the first half of 2007, a decrease of RMB1.809 billion compared to the gain in the first half of 2006. The change was mainly attributable to the increase in costs related to foreign currency derivatives. Please refer to Note II. 4 to the Condensed Consolidated Financial Statements for additional information.

Net (losses)/gains on investment securities

The Group reported a net loss on investment securities of RMB0.171 billion in the first half of 2007, a decrease of RMB0.235 billion compared to the gain in the first half of 2006. This was mainly attributable to the following: (a) BOCG Investment disposed of certain equity investments and recorded a gain of RMB0.365 billion; (b) the Group disposed of its available-for-sale securities with a gain of RMB0.579 billion, an increase of RMB0.483 billion compared to the first half of 2006; (c) the Group recognized an impairment charge for its investment securities. Please refer to the "Business Review — Financial Market Business" section and Note II, 17 to the Condensed Consolidated Financial Statements for additional information.

Other operating income

The Group's other operating income in the first half of 2007 was RMB7.263 billion, an increase of RMB0.045 billion (0.62%) compared to the first half of 2006. Please refer to Note II. 6 to the Condensed Consolidated Financial Statements for additional information.

Impairment Losses on Loans

In the first half of 2007, the Group improved asset quality and achieved its "dual decrease" objective of reducing both identified impaired loans and the ratio of identified impaired loans to gross loans. Impairment losses on loans for the period amounted to RMB5.244 billion, a decrease of RMB0.235 billion (4.29%), and credit cost decreased to 0.41% compared to the first half of 2006. As at 30 June 2007, identified impaired loans totalled RMB99.429 billion, a decrease of RMB3.803 billion compared to the prior year-end. The ratio of identified impaired loans to total loans was 3.72%, a decrease of 0.52 percentage points. For additional information on loan quality and allowance for loan impairment losses, please refer to the "Risk Management — Credit Risk" section.

Operating expenses

Unit: RMB million, except percentages

	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006	Change (%)
Staff costs	15,058	13,093	15.01
General operating and administrative expenses	7,402	6,681	10.79
Depreciation and amortization	3,338	2,840	17.54
Business and other taxes	3,902	2,987	30.63
Insurance claims and expenses	2,888	3,423	-15.63
Others	484	662	-26.89
Total	33,072	29,686	11.41

In the first half of 2007, the Group reported operating expenses of RMB33.072 billion, an increase of RMB3.386 billion (11.41%) compared to the first half of 2006. The increase was mainly attributable to: (a) an increase in the domestic staff costs driven by the full implementation of the new domestic salary scheme since the second half of 2006; (b) an increase in general operating and administrative expenses in line with the growth in the Group's business activities; (c) a depreciation charge of RMB0.378 billion recorded by Singapore Aircraft Leasing Enterprise (renamed and is now known as BOC Aviation Private Limited) acquired by the Group in December 2006.

In the first half of 2007, the Group focused on cost control and budgetary management and as a result, the growth of operating income outpaced that of operating expenses. Cost to income ratio lowered by 5.40 percentage points to 37.31% compared to the first half of 2006, reflecting an improvement in operational efficiency.

Income Tax Expense

In the first half of 2007, the Group incurred an income tax expense of RMB18.538 billion, an increase of RMB6.080 billion (48.80%) compared to the first half of 2006. Effective tax rate rose by 0.52 percentage point to 36.41%. The increase in income tax expense was mainly attributable to the net effects of the followings:

(a) On 16 March 2007, the National People's Congress approved the PRC Enterprise Income Tax Law, which will reduce domestic enterprise income tax rate from 33% to 25% with effect from January 2008. In accordance with International Accounting Standards (No.12), the Group remeasured its deferred tax assets and deferred tax liabilities of the domestic operations to reflect the future realization at the newly enacted tax rate, and thereby resulted in a one-off increase in the income tax expense of RMB4.178 billion;

(b) Significant growth in taxable income resulted in the corresponding increase in income tax expense;

(c) In accordance with the approval[5] of the MOF and the SAT, the Group's domestic salary expenses that can be deductible for income tax purpose increased in the first half of 2007, contributing a decrease in the Group's income tax expense for the period.

The reconciliation of the statutory income tax rate to the effective income tax rate is set forth in Note II. 9 to the Condensed Consolidated Financial Statements.

5 "Notice to Bank of China Limited on the Deductible Criterion relating to Salary Expenses" (Cai Shui [2007] No. 40)

Balance Sheet Analysis

The principal components of the Group's balance sheet are set out in the table below:

Unit: RMB million, except percentages

	As at 30 June 2007	As at 31 December 2006	Change (%)
Assets			
Loans, net	2,572,198	2,337,726	10.03
Investment securities[6]	1,945,060	1,892,482	2.78
Placements with banks and other financial institutions, and balances with central banks	932,716	787,471	18.44
Other assets	383,917	309,974	23.85
Total assets	5,833,891	5,327,653	9.50
Liabilities			
Due to customers	4,351,067	4,091,118	6.35
Due to and placements from banks and other financial institutions, and due to central banks	601,067	368,059	63.31
Other borrowings	116,796	123,571	-5.48
Other liabilities	339,496	331,949	2.27
Total liabilities	5,408,426	4,914,697	10.05

6 Including available-for-sale securities, held-to-maturity securities, securities classified as loans and receivables and trading assets and other financial instruments at fair value through profit or loss.

Loans

While actively implemented the macro-economic control policy of the State, the Bank managed its lending activities and achieved a stable growth in its loans in the first half of 2007. As at 30 June 2007, the Group had a total loan portfolio of RMB2,671.130 billion, an increase of RMB239.111 billion (9.83%) compared to the prior year-end. Corporate loans and personal loans increased RMB152.228 billion (8.23%) and RMB86.883 billion (14.91%) to RMB2,001.503 billion and RMB669.627 billion, respectively, compared to the prior year-end.

For additional information on loan classification and credit quality, please refer to the "Risk Management — Credit Risk" section.

Investment Securities

As at 30 June 2007, the Group held investment securities of RMB1,945.060 billion, an increase of RMB52.578 billion (2.78%) compared to the prior year-end. In order to achieve more flexibility in market opportunities and earn higher yields, the Group increased its investments in available-for-sale securities in the first half of 2007.

RMB million/(%)

Investment securities on 30 June 2007


Securities classified as loans and receivables, net
430,586
22.14%
Trading assets and other financial instruments at fair value through profit or loss
153,854
7.91%
Held-to-maturity securities, net
445,150
22.88%
Available-for-sale securities
915,470
47.07%

Investment securities on 31 December 2006


Securities classified as loans and receivables, net
500,336
26.44%
Trading assets and other financial instruments at fair value through profit or loss
115,828
6.12%
Held-to-maturity securities, net
461,140
24.37%
Available-for-sale securities
815,178
43.07%

Due to customers

With the rapid growth of the domestic capital markets since the second half of 2006, the sentiment of the general public in saving has decreased, resulting in the slowing down of the growth in personal deposits (however, the increase in deposits from financial institutions has accelerated). The trend of customers shifting their savings to demand deposits, which resulted in the shortening of deposit tenors, was apparent in the first half of 2007. As at 30 June 2007, the Group's deposits from customers[7] amounted to RMB4,351.067 billion, an increase of RMB259.949 billion (6.35%) compared to the prior year-end. The proportions of demand deposit to corporate and personal deposits were 65.41% and 33.29%, an increase of 1.33 percentage points and 1.40 percentage points, respectively, compared to the prior year-end.

RMB million/(%)

Customer deposits on 30 June 2007


Corporate demand deposits
1,165,598
26.79%
Security and margin deposits
153,989
3.54%
Personal time deposits
1,611,180
37.02%
Corporate time deposits
616,417
14.17%
Personal demand deposits
803,883
18.48%

Customer deposits on 31 December 2006


Corporate demand deposits
979,653
23.95%
Security and margin deposits
145,850
3.57%
Personal time deposits
1,645,914
40.22%
Corporate time deposits
549,118
13.42%
Personal demand deposits
770,583
18.84%%

7 Including time deposits, demand deposits and security and margin deposits, excluding deposit placements from financial institutions.

Equity

As at 30 June 2007, the Group's total equity was RMB425.465 billion, an increase of RMB12.509 billion (3.03%) compared to the prior year-end. Please refer to the Consolidated Statement of Changes in Equity in the Condensed Consolidated Financial Statements for additional information.

Off-balance sheet items

Off-balance sheet items mainly include derivative financial instruments, contingent liabilities and commitments etc.

The Group entered into various foreign currency, interest rate, equity and precious metals derivative transactions principally for its proprietary trading, risk management and asset and liability management. Please refer to Note II. 15 to the Condensed Consolidated Financial Statements for the contractual amounts and fair values of derivative instruments.

Contingent liabilities and commitments include legal proceedings, assets pledged, capital commitments, operating leases, certificate bond redemption commitments and credit commitments. Credit commitments were the largest component, totaling RMB1,113.942 billion as at 30 June 2007.

Please refer to Note II. 28 to the Condensed Consolidated Financial Statements for more details related to contingent liabilities and commitments.

Segment reporting by geography

The Group conducts its business activities in Chinese mainland, Hong Kong and Macau and other overseas locations. The geographical analysis of profit attributable to the business activities, and the related assets and liabilities are set forth in the following table:

Unit: RMB million

	Chinese mainland		Hong Kong & Macau		Other overseas regions		Eliminations		Group	
	As at 30 June 2007	As at 31 December 2006	As at 30 June 2007	As at 31 December 2006	As at 30 June 2007	As at 31 December 2006	As at 30 June 2007	As at 31 December 2006	As at 30 June 2007	As at 31 December 2006
Assets	4,598.981	4,220.395	1,181.834	1,084.078	210.047	214.766	(156.971)	(191.586)	5,833.891	5,327.653
Liabilities	4,287.026	3,921.219	1,077.730	980.389	200.569	204.675	(156.899)	(191.586)	5,408.426	4,914.697
	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006	For the six month period ended 30 June 2007	For the six month period ended 30 June 2006
Net interest income	60,760	45,347	9,242	8,627	1,025	845	—	4	71,027	54,823
Non-interest income	6,511	4,933	10,313	10,058	805	191	(25)	(502)	17,604	14,680
Including: net fee and commission income	8,025	4,225	3,321	2,714	418	387	—	(485)	11,764	6,841
Impairment (losses)/write back on loans	(5,163)	(6,473)	(33)	876	(48)	118	—	—	(5,244)	(5,479)
Operating expenses	(24,545)	(21,722)	(7,830)	(7,294)	(722)	(702)	25	32	(33,072)	(29,686)
Operating profit	37,563	22,085	11,692	12,267	1,060	452	—	(466)	50,315	34,338
Profit before income tax	37,563	22,085	12,297	12,722	1,060	452	—	(550)	50,920	34,709
Income tax expense	(16,489)	(10,809)	(1,843)	(1,710)	(206)	(142)	—	203	(18,538)	(12,458)
Profit after tax	21,074	11,276	10,454	11,012	854	310	—	(347)	32,382	22,251

Chinese mainland is the most important geographical segment. As at 30 June 2007, the segment's assets (before inter-company eliminations) amounted to RMB4,598.981 billion, an increase of RMB378.586 billion (8.97%) from the prior year-end, representing 76.77% of the Group's total assets (before inter-company eliminations), an increase of 0.30 percentage point. In the first half of 2007, this segment had achieved a profit before income tax (before inter-company eliminations) of RMB37.563 billion, an increase of RMB15.478 billion (70.08%) compared to the first half of 2006, representing 73.77% of the Group's total profit before income tax (before inter-company eliminations). In comparison with the significant contribution from Chinese mainland resulting from its rapid business growth, the contributions from other segments to the Group's profit before income tax (before inter-company eliminations) became less prominent.

— ***Business Review***

Our Bank's scope of business encompasses three main areas: commercial banking, investment banking and insurance. Through our global network, service quality and financial and managerial strength, our Bank continues to maintain a unique competitive advantage in the domestic banking market.

Commercial Banking

Commercial banking business has traditionally been the main business of our Bank. It comprises corporate banking business, personal banking business and financial market business (mainly consists of treasury business).

Corporate Banking Business

Opportunities and Challenges

In the first half of 2007, the Government's macro-economic control policy gradually took effect. The rapid development of the capital market generated an impact on the growth of corporate RMB deposits. Competition among banks in products, services and pricing intensified during the period. In accordance with the Government's macro-economic control policy, our Bank took action to stabilize loan growth and made adjustments to both our customer and industrial sector structures. Our Bank also focused on marketing that is targeted at key customer groups and high quality projects in an effort to explore new business opportunities. We continued to deliver product innovation and strengthened our cooperation with BOCI, BOCG Investment and BOCG Insurance, enhancing our ability to provide integrated services to customers through a universal banking platform.

Business Operations

In the first half of 2007, overall profit pre-tax (before inter-company eliminations) of the corporate banking business contributed to the Group was RMB22.338 billion, representing an increase of 37.94% compared with the same period of the previous year.

Deposit Business

Our Bank stepped up the marketing of RMB deposit-taking and optimized the term structure of deposits to corporate customers. As at 30 June 2007, domestic RMB corporate deposits stood at RMB1,284.632 billion, an increase of RMB123.847 billion or 10.67% compared with the year before, representing an improved loan structure compared to that at the end of last year. Despite the impact of RMB appreciation, we maintained our advantage in foreign currency corporate deposits as a result of our continuous efforts to expand this business. As at 30 June 2007, foreign currency-denominated corporate deposits in our domestic operations amounted to RMB161.838 billion, representing an

increase of RMB31.275 billion or 23.95% compared with the previous year-end. Our Bank maintained the leading position in foreign currency-denominated corporate deposits with a market share of 19.46%, an increase of 2.84 percentage points compared with the beginning of the year. Taking advantage of the business opportunities arising from the boom in H-share market, BOCHK, the subsidiary company of our Bank, attracted more customers and short-term funds from IPOs, which propelled to the fast growth in foreign currency corporate deposits of our overseas operations. As at 30 June 2007, foreign currency denominated corporate deposits in our overseas operations totaled RMB335.545 billion, an increase of RMB98.122 billion or 41.33% compared with the previous year-end. Excluding the short term impact generated by IPO deposits and IPO financing at the end of June 2007 by BOCHK, our Bank's total corporate deposits in overseas operations increased by 10.46% in RMB compared with the end of last year.

Loan Business

Our Bank attaches great importance to the stable and healthy growth of our RMB corporate loan business and dedicates substantial resources to marketing activities targeted at key customers, optimizing our customer structure and improving asset quality. As at 30 June 2007, domestic RMB-denominated corporate loans stood at RMB1,362.212 billion, representing an increase of RMB117.153 billion or 9.41% compared with the previous year-end. Our Bank had a market share of 6.31% among all financial institutions in China, representing a 0.06 percentage point increase compared with the previous year-end. The outstanding balance of domestic corporate loans denominated in foreign currencies was RMB297.968 billion, representing a decrease of RMB3.793 billion compared with the previous year-end. Our Bank maintained the leading position in the business of foreign currency-denominated corporate loans with a market share of 19.02%. As at 30 June 2007, the outstanding balance of foreign currency-denominated corporate loans in our overseas operations amounted to RMB341.323 billion, representing an increase of RMB38.868 billion, or 12.85% compared with the previous year-end. Excluding the short term impact on loan granting generated by IPO deposits and IPO financing at the end of June 2007 by BOCHK, our Bank's total corporate loans in overseas operations increased by 7.90% in RMB compared with the previous year-end.

Financial Institutions Business

By the end of June 2007, RMB deposits in all domestic financial institutions reached RMB272.212 billion, up RMB130.753 billion compared with the previous year-end. Our market share among the big four banks was about 14.23% in terms of RMB deposits, up 3.12 percentage points, from the previous year-end. Foreign currency-denominated deposits from financial institutions were USD18.31 billion, up USD7.127 billion compared with the previous year-end.

International Settlement and Trade Finance

In the first half of 2007, taking advantage of the development in the international and domestic economy and trade as well as new business opportunities arising from the 'going out' strategy of large enterprises, our Bank promoted the rapid growth of our overseas and domestic trade financing business through comprehensive business process re-engineering and IT system enhancement. We also took measures that effectively cushioned the impact arising from the changes in the Government's short-term foreign debt policy. At the same time, we enhanced interaction between our domestic and

overseas branches, which prompted the growth of the international settlement business in our Bank's overseas operations. During the period, the volume of international settlement business transactions from our domestic branches reached USD350.981 billion, a year-on-year increase of 29.99%, of which, the business volume of international trade settlement amounted to USD281.436 billion, consolidating our leading position in this business among domestic peers. In terms of foreign exchange volume in our trade finance business, our domestic branches achieved a year-on-year increase of 21%. We also doubled the volume of trade finance in local currency. Moreover, our Bank's global ranking in export factoring in Factors Chain International rose to the third place. In the first half of 2007, our Bank was also named Best Trade Finance Bank in China of Year 2006 by magazines of *The Asset and Trade Finance*.

Other Corporate Fee-based Businesses

Our Bank provides an extensive range of fee-based products and services for corporate customers. Our domestic settlement businesses primarily include bank drafts, promissory notes, checks, foreign currency exchange, collection and banker's acceptance. In the first half of 2007, our Bank's domestic settlement business achieved a substantial increase compared with the same period of last year. Lending-related services primarily include on-lending arrangements, syndication loan arrangements, entrusted loans, agency lending for policy banks and corporate financial consultancy, making us the only commercial bank in the Mainland earning this award.

Product Innovation

In the first half of 2007, our Bank made steady progress in product management and innovation. The *Guidelines of Corporate Banking Products* (2007 edition) and the *Handbook of Corporate Banking Products* (2007 edition) were published during the period, further enhancing the standardization and specialization of our product management. Our Bank introduced new services and products, including *Piaohuo Tong* inventory-linked acceptance for dealer financing, purchase of accounts receivables, asset (commercial property) backed loans and corporate financial advisory services. Our Bank continued to promote and strengthen the Da series of trade finance products, such as *Rongyi Da* (account receivable financing), *Rongxin Da* (ECA) (underlying export credit insurance financing) and Non-notification Export Factoring, which brought our Bank's product competitiveness to a new level in trade finance services. We also provided business line management for syndication loans, under which we managed dozens of large-scale syndicated loan projects. Our Bank worked together with RBS Group on a shipping finance project for Shanghai Time Shipping Co. Ltd., which earned us the Asia Shipping Finance of the Year 2006 award by Jane's in Britain. Additionally, a project finance deal in which we participated for Angola Block 18 Offshore Oilfield of Sinopec was awarded EMEA Oil and Gas Deal of the Year 2006 and Africa Oil and Gas Deal of the Year 2006.

Growth Strategy and Current Status of Small Enterprise Loans

Our Bank undertook a full-scale analysis and evaluation of our current management model for small enterprise loans and borrowed experience from our strategic investor, Fullerton Financial Holdings Pte Ltd, to improve our SME business. We also explored bold practices in aspects of operation standardisation, business processes, product combinations, risk pricing, risk tolerance, and mechanisms

for appraising performance and matching accountability and responsibility for small enterprises loans, expedited research on product development of SME loans and enhanced marketing.

Outlook

With the change and reforms that have taken place in the domestic financial market, our corporate banking business will face even more intense competition. In the second half of 2007, our Bank will continue to follow our customer-centric philosophy, optimize corporate banking business procedures, encourage product innovation and improve our service modules. We will also further strengthen communication between our Head Office and branches, as well as among our domestic and overseas operations, in order to improve the effectiveness of our trans-institutional cooperative marketing and cross-selling among different business lines. Additionally, we will take steps to further improve our small enterprise business model and meet the demands of our customers for integrated financial services, continuously enhancing our competitiveness in the market.

Personal Banking Business

Opportunities and Challenges

In the first half of 2007, the Chinese economy witnessed stable and rapid growth, which contributed to the overall increase in urban household incomes. Benefiting from a robust and dynamic capital market, the people of China were more willing to invest in stocks and mutual funds, which effectively slowed down the growth momentum in personal savings. The accelerated appreciation of the Renminbi encouraged the sale of foreign currencies by individuals and led to a slower growth in foreign currency deposits. With continued rising of housing prices in major cities, the Government put in place macro-economic control policies. The impact of the relatively high housing prices and active capital market combined to bring housing demand back to stable levels. Our Bank responded to changes in the market environment, adhered to the market-oriented principle and researched the market, while accelerating innovation in our products and services. These measures, together with the improvements we made in customer service, enabled us to achieve healthy growth in our personal banking business.

Business Operations

In the first half of 2007, overall profit pre-tax (before inter-company eliminations) of the personal banking business contributed to the Group was RMB14.481 billion, representing an increase of 47.10% over the same period of last year.

Savings Deposits

By the end of June 2007, domestic savings deposits denominated in Renminbi stood at RMB1,642.137 billion, representing an increase of RMB39.382 billion or 2.46% compared with the previous year-end. Our Bank's market share of domestic savings deposits was 9.69%. Domestic foreign currency deposits amounted to USD27.342 billion, representing a decrease of USD3.123 billion from the previous year-

end. The market share of foreign currency deposits among all financial institutions was 48.46%. As at 30 June 2006, the balance of our Bank's deposit in overseas operations totaled USD74.152 billion, an increase of USD407 million or 0.55% compared with the previous year-end.

Personal Loans

In the first half of 2007, we emphasized direct sales to our personal loan customers, strengthened our specialized sales team and improved centralized approval procedures. This enabled our Bank to expand our business coverage in personal loans and ensured greater service convenience. During the first six months of the year, the direct sale of personal loans contributed more than 50% of newly granted personal loans from the Bank. Direct sale has become an important means for our Bank to improve market competitiveness in personal loans. By the end of June 2007, our Bank's domestic personal loans reached RMB513.918 billion, representing a 15.86% increase of RMB70.338 billion compared with the previous year-end. By end June 2007, the balance of personal loans of our Bank's overseas operations totaled USD20.446 billion, an increase of USD2.625 billion or 14.73% compared with the end of last year.

Personal Fee-based Business

- **'BOC Exchange and Transfer' Brand**

During the first six months of the year, we increased the number of outlets providing foreign exchange settlement and sales to leverage our traditional advantage in foreign exchange business. We also expanded potential sources of foreign exchange business by strengthening cooperation with international remittance companies. Moreover, our Bank further segmented the individual foreign exchange market in accordance with our marketing strategy and integrated various foreign exchange products into our 'one-stop' service brand, **BOC Exchange and Transfer**.

- **'BOC Wealth Management' Service**

Our Bank actively promoted our wealth management business, and by the end of June 2007, had succeeded in increasing the number of newly-signed domestic wealth management customers by 58,000. The number of **BOC Wealth Management** customers had risen to 759,000 by the end of June 2007.

Our Bank maintained the focus on the specialization of BOC Wealth Management business. From January to June 2007, 30 new wealth management centers were established, bringing the total number of standardized wealth management centers to 327. Our Bank also trained about 200 financial advisors and selected the Top 10 BOC Wealth Management Centers and Top 10 BOC Wealth Management Customer Managers of 2006 for recognition.

- **Private Banking Business**

On 28 March 2007, our Bank joined with the RBS Group to launch the first private banking service in China targeted at high net worth customers with individual assets valued at over USD1 million. The first batch of private banking service centres were opened in Beijing and Shanghai simultaneously. These openings marked a milestone in China's banking industry and will form new development platform for our private banking business.

Bank Card Business

By the end of June 2007, our Bank had issued 3.92 million credit cards, 6.57 million quasi-credit cards and 103.66 million debit cards in the Mainland. Direct RMB card consumption during this period was RMB92.02 billion, representing a year-on-year increase of 41.4%. Foreign card agency transactions added up to RMB12.08 billion, representing a year-on-year increase of 15.3%.

Product Innovation

To meet customer demand for asset value appreciation and preservation, our Bank continuously rolled out innovative new wealth management products in both Renminbi and foreign currencies. Among these were the first product for investing in overseas open-ended stock investment funds (QDII) — the BOC Stable Appreciation (coding R) and RMB Discrete Wealth Management Products series. Our Bank continued to push ahead our overseas wealth management special counter services, providing convenience for customers with cross-border asset portfolios. Our Bank also enriched the value-added system for 'BOC Wealth Management' customers and set up the VIP Exclusive Pass service in airports of major cities in China.

During the first six months of 2007, we analyzed customers' financing requirements into consumption and investment segments by also introducing new products, such as *Rongzi Bao* individual housing revolving credit loans and Anxin Bao commission supervision and Anyi Bao commission management for transactions in second-hand residential properties. All of these services contributed to the growing awareness of the Ideal Home personal loans brand.

Our Bank launched new co-branded bank cards, such as the BOC-AIRCHINA VISA Olympic credit card and BOC-CTRIP credit card, respectively covering frequent flyers and business travelers. Targeting at public budget organizations, our Bank also introduced a BOC-UNIONPAY Fiscal Business card. In addition, we launched a marketing campaign aimed at the Fortune top 500 companies in the world as well as large domestic groups, as a result, 17 new business card group customers were signed up. In other segmented markets, our Bank further introduced a series of co-branded cards for BOC-China Associate, Great Wall-Ideal Home, Great Wall-ChinaLife Insurance and Great Wall-Car Union. Our BOC card series have been further enhanced with the addition of the Password plus Signature security feature and an automatic payment function was introduced to the Great Wall credit card.

Channel Construction

Our Bank attaches great importance to the physical environment of outlets. To optimize their internal layout, we refurbished 2,653 outlets in a uniform standard, representing 25% of the total number. Our Bank also expanded the service area manager team to increase the number of duty managers in the outlets, which played a positive role in guiding customers and improving counter service efficiency.

Moreover, we optimized our ATMs and other self-service facilities, which have contributed to the growing rate of migration from counter transactions. The migration rate of counter transactions reached 60% during the first half of the year, representing an increase of 12 percentage points over the previous year-end.

By the end of June 2007, our Bank's individual electronic banking business reached a transaction volume of RMB874.1 billion with a year-on-year growth rate of 134%.

Our Bank officially started agency ticket sales for the Beijing 2008 Olympic Games and steadily prepared for the provision of on-site financial services at venues of the Olympic Games. At the same time, we integrated the interface in both Chinese and English for the self-service facilities we will provide during the Beijing Olympic Games.

Outlook

In the second half of 2007, our Bank will continue to develop the private banking business, keep a close watch on market changes and pursue growth opportunities. By extending co-operation with overseas strategic investors in terms of products, services and personnel training, our Bank resolves to improve our capacity for innovation and speed up the development and expansion of our private banking services. With the unique advantage of being the exclusive official banking partner of the Beijing 2008 Olympic Games, we will continue to develop Olympic-related products and enhance marketing campaigns that promote our brand name and personal banking services.

Financial Market Business

Opportunities and Challenges

In the first half of 2007, yields of major foreign currency denominated bonds increased, while the yield curve of domestic RMB-denominated bonds demonstrated a steep upward trend. Volatility in the stock market intensified amidst an overall rising trend with increasing IPOs by companies of various sectors and the market for mutual fund showed rapid expansion. Competition for deposits from domestic financial institutions intensified. In this environment, we faced new challenges in the development of our financial market businesses. We carried out research on the market and customers and explored opportunities in the high end of the market, following the business development policy of combining market share with product innovation. At the same time, leveraging our traditional advantages in the foreign exchange businesses and the active capital market, our Bank achieved relatively good results.

Business Operations

In the first half of 2007, overall profit (before inter-company eliminations) before tax of the treasury business contributed RMB10.5 billion to the Group, representing a year-on-year increase of 77.82%.

Global Investments

By the end of June 2007, the scale of our foreign currency-denominated investment portfolio was maintained at around USD129.436 billion. In response to market changes in the first half of the year, our Bank mitigated risk through active management of the portfolio. In light of the increased yields since April, we invested in longer tenor bonds in our portfolio and, as a result, the duration of our domestic operations was prolonged to 2.46 at the end of June.

Our Bank's foreign currency denominated investment portfolio includes asset-backed securities and collateralized debt obligations supported by US subprime mortgages (Subprime ABS and Subprime CDOs). As at 30 June 2007, the investment in these Subprime ABS stood at USD8.965 billion, representing 3.51% of the Group's total securities investment. Of these securities, 75.38%, 21.70% and 2.92% were rated AAA, AA and A, respectively. As at 30 June 2007, the Group's investment in Subprime CDOs was USD682 million, accounting for 0.27% of the total securities investment. Of these securities, 81.8% and 18.2% were rated AAA and AA respectively.

To date, no default in the repayment of either the principal or interest has been experienced by any of total securities. Given the recent instability of the US credit market, our Bank has conducted an analysis of potential impairment of these securities.

We have made impairment charges of RMB388 million and RMB758 million against specific Subprime ABS and Subprime CDOs respectively.

Our Bank responded to the changes in the market by shortening the duration of RMB-denominated investment and increasing investment in floating-rate bonds. By the end of June 2007, the total volume of the local currency-denominated investment portfolio had increased from the RMB875.2 billion of last year-end to RMB944.3 billion. The portfolio duration declined from 1.84 last year to 1.49, thereby substantially reducing the overall interest rate risk of the portfolio.

Global Trading

In the first half of 2007, the number of exchange settlement and purchase transactions in the inter-bank spot and forward market reached 8,192, representing a year-on-year increase of 60%. Trading volume nearly tripled from USD53.4 billion last year to USD153.3 billion. Foreign currency trading was on the rise during this period, enabling our Bank to maintain our absolute leading position among market makers. Our market share in RMB swaps against foreign exchange far exceeded all other domestic peers, which helped us maintain our leadership in the market place. In the first half of 2007, the volume of gold trading accounted for 40.28% of total trading volume on the Shanghai Gold Exchange,

representing a year-on-year increase of 3 percentage points and reinforcing our leadership in gold trading. Trading volume in the foreign exchange option quotation account reached USD2.4 billion, which represented more than 3,000 trades. BOC is the only bank in China to run a gold option business.

Through the precise forecasting of market trends and decisive action, we made good progress in RMB-denominated bond trading business amidst a weak market. Our Bank also made effective use of our experience in foreign currency-denominated derivative trading and quotations in RMB-denominated derivative quotations. Trading volumes in RMB-denominated interest rate swaps by our Bank were among the highest in the market.

On behalf of our customers, our Bank developed the business in forward exchange settlement and purchase as well as RMB-denominated structured interest rate swaps, both of which brought in considerable fee-based earnings. In the first half of 2007, the volume of debt value-preservation and capital management trades on behalf of customers reached USD50 billion, putting our Bank first both in market share and trading volume, as well as achieving a historic record high. Our Bank also promoted the gold leasing and forward businesses, which provided our corporate customers with more choices for gold hedging. In the 2007 Country Awards organized by *Asian Finance*, our Bank received the award of Best Forex Bank in China award.

Asset Management

In the first half of 2007, sales volumes of all our asset management and wealth management products totaled RMB31.2 billion. With respect to the structured wealth management business, we reached a volume of about RMB23.4 billion (excluding funds due) and launched 76 products. We also launched 4 RMB asset management products in the market with a total value of RMB7.16 billion. As the first domestic bank which introduced foreign currency-denominated asset management businesses, our Bank had offered two QDII products in the market as at June 30, 2007 with sales volume totaling RMB1.4 billion.

Debt Capital Market (DCM)

Our Bank has always been a leader in the domestic USD bond underwriting business. In the first half of the year, as a joint-lead manager and sole bookrunner, our Bank underwrote USD1.7 billion in domestic USD bonds issued by China Development Bank and the Export-Import Bank of China and RMB12.8 billion in short-term financing. Our Bank's market share in corporate commercial paper underwriting in the first half of 2007 improved by 1.7 percentage points in comparison with the previous year end.

Fund Distribution and Custodian Business

Our Bank witnessed rapid growth in fund distribution in the first six months of 2007, striking a record-high volume of RMB180.2 billion. The custodian business continued to grow in a rapid and healthy manner as our Bank optimized the custodian service workflow and enhanced system reliability and processing capacity. By the end of June 2007, the net value of total assets under custody arising from mutual funds, social securities fund, annuities and funds from QFIIs had exceeded RMB540 billion, an increase of 58% against the last year-end.

Business Innovation

In the first half of 2007, our Bank successfully launched an individual margin deposit foreign exchange transaction business and developed forward and leasing of gold and silver hedge business. We also launched a number of products in the domestic wealth management market, including a hybrid product that links to prices of both gold and crude oil; a series of funds linked to several fixed-income funds managed by PIMCO, the globally-renowned asset management company; and an index-linked product that tracks the performance of the Hang Seng Index. Our Bank was the first among our domestic peers to introduce an asset management product investing in equity funds of Hong Kong. In corporate wealth management, our Bank launched a discounting business in commercial drafts and a series of wealth management products offering high liquidity with terms of 7 days, 14 days, 1 month and 3 months. All products provide convenient solutions in terms of subscription and redemption. Our Bank was awarded 2007 Best Local Currency Product Provider in the competition organized by *Asia Money* for two of our RMB products (structured currency product and structured interest rate product), which reflected our capability in product design.

Outlook

Changes in the economic environment and market will provide wider scope for our Bank's business development. We will keep a close watch on changes and trends in the market, seize investment opportunities, mitigate risk and increase profitability. We will also develop innovative products that meet customer demand, rapidly expand our RMB-denominated business on behalf of customers, push forward the transformation of our business and income structure, and create win-win situations among financial institutions on the basis of developing new fee-based business.

The BOCHK Group

Our Bank conducts commercial banking business in Hong Kong through the subsidiary BOCHK Group. As a major commercial bank in Hong Kong, BOCHK Group offers a comprehensive range of financial products and services through an extensive service network of over 280 branches, more than 450 ATMs in Hong Kong and other services and sales channels to its personal and corporate customers. With 65.77% of its shares owned by the Group, BOCHK Holdings, which is the controlling shareholder of BOCHK, was listed on the Hong Kong Stock Exchange Main Board in July 2002.

Business Performance

In the first half of 2007, BOCHK Group registered satisfactory financial performance. Both operating profit before loan impairment allowances and profit attributable to shareholders reached record highs in half yearly earnings since the Group's restructuring in 2001. Both net interest income and non-interest income recorded steady growth. Contribution of BOCHK Group's profit after tax contributable to our Bank in the first half of 2007 was HKD4.922 billion, an increase of HKD234 million compared with the same period of last year, representing a growth of 4.99%. If converted to RMB, contribution of BOCHK Group's profit after tax to our Bank was RMB4.853 billion, a year-on-year increase of RMB4 million or 0.08%.

Loans and Deposits Business

In the first half of 2007, BOCHK Group benefited from the vibrant capital market and favorable economic environment in Hong Kong with steady progress made in key areas including corporate banking, personal banking, treasury business and China business. Total customer deposits and advances to customers increased by 15.9% and 13.2% respectively from last year-end (Excluding IPO short-term deposits and IPO financing at the end of June 2007, total deposits and loans would have increased by 5.2% and 8.7% respectively). Loans to SME customers recorded double-digit growth, while residential mortgages were up 3.3% compared with last year-end. BOCHK Group maintained its leading position in respect of the syndication loan market and has the largest share in the market of mandated syndication loan arrangement of Hong Kong-Macau and Mainland-Hong Kong-Macau.

Business in the Mainland

BOCHK Group has a network of 14 branches and sub-branches operating in the Mainland, which provide cross-border banking services to customers from both Hong Kong and the Mainland. BOCHK Group leverages its close relationship with our Bank to provide complementary services to customers. As at the end of June 2007, loans granted by BOCHK Group's branches in the Mainland increased by over 16% compared with the previous year-end. Following its adoption of the dualistic approach in its China business model, Nanyang Commercial Bank, Limited received approval from the CBRC to start preparatory work on setting up a local incorporation in the Mainland on 25 June 2007. The headquarters of Nanyang Commercial Bank (China) Limited will be in Shanghai, which will offer comprehensive banking services in the Mainland. BOCHK and Chiyu Banking Corporation will continue to operate as a branch of a foreign-funded bank with emphasis on the development of corporate banking business in the Mainland.

Treasury Business

BOCHK Group designed and launched the treasury products of structured notes and derivative warrants. The former were popular among customers with satisfactory sales, and the latter, benefiting from the buoyant stock market, were well received in the market. These new products not only broadened our product range, but also improved BOCHK Group's market position.

Renminbi Business

BOCHK was appointed by the PBOC as the clearing bank for RMB-denominated businesses in Hong Kong. In the first half of 2007, BOCHK Group continued its leading position in RMB-denominated business and further expanded the scope of its services. BOCHK Group also promoted Renminbi integrated wealth management services to broaden its customer base. By the end of June 2007, BOCHK Group's Renminbi deposits in Hong Kong had increased by 20.5% from the beginning of the year, making it the market leader. Additionally, BOCHK Group maintained its leading position in RMB-denominated credit card issuance with the number of cards issued increasing by 8.3% from the beginning of the year, and cardholder spending achieved a year-on-year increase of 57.9%. Following approval to issue RMB-denominated bonds in Hong Kong in the first half of 2007, BOCHK successfully acted as one of the joint lead managers and placing banks in Hong Kong for the 5 billion Renminbi note issued by China Development Bank, making it the pioneer in this business.

Cash Management Business and Custodian Service

In the first half of 2007, BOCHK Group enhanced its cash management service platform and reinforced its connection with our Bank's overseas branches. In line with the development of QDII, BOCHK Group successfully secured the status of an offshore custodian bank for QDII products in the Mainland.

BOC Life

In the first half of 2006, BOCHK Holdings acquired a 51% share of BOC Group Life Assurance Company Limited (BOC Life) from Bank of China Group Insurance Company Limited. Cooperation between BOCHK Group and BOC Life has been enhanced since then, creating a synergy between the two. Profit before-tax of BOC Life for the first half of 2007 was up 35.4% from the same period of last year.

Other Businesses

In the first half of 2007, BOCHK Group's IPO-related business performed remarkably. As the receiving bank for 20 IPOs, BOCHK Group handled over HKD650 billion in IPO funds. In addition, BOCHK Group provided IPO financing in connection with the IPOs of 26 companies, more than doubling the financing amount over the corresponding period of last year. Furthermore, BOCHK Group's stock brokerage business performed remarkably well with growth in business volume outperforming the market thanks to the efforts to improve the processing capacity of its stock trading platform, thereby improving the business volume of the automatic channel. The stock brokerage business volume for the first half of 2007 increased by 111.9% and the related fee income was up 105.6% compared with the same period of last year.

Outlook

In the second half of 2007, the financial market in the Mainland will continue to open up in accordance with the requirements of the World Trade Organization, which will generate more business opportunities for the banking industry in Hong Kong. In alignment with the business targets and focuses set forth in the 2006–2011 Strategic Plan, BOCHK Group will continue to strengthen collaboration between its Mainland and Hong Kong businesses in order to improve its business development and management, thereby maintaining its leading market position.

(For further details of BOCHK's business results and related information, please refer to its interim report for the same period.)

Investment Banking Business

Our Bank operates investment banking business through BOCI Group. In the first half of 2007, BOCI Group made sustained efforts to implement the integrated strategy of its private equity and traditional investment banking businesses and achieved significant breakthrough. In addition, the product and service offerings of BOCI Group were broadened and the cooperation with our Bank in integrated marketing was deepened continuously, which led to a significant improvement in overall competitiveness.

Business Performance

In the first half of 2007, BOCI Group realized a profit before-tax of RMB922 million in its investment banking business, representing a year-on-year decrease of RMB187 million or 16.86%.

Underwriting, Financial Advisory, and Merger and Acquisition

In the first half of 2007, BOCI Group acted as sponsor or lead manager on a number of initial public offerings, including China Agri-Industries Holdings Limited (H-share), Sichuan Xinhua Winshare Chainstore Company Limited (H-share) and Industrial Bank (A-share), as well as the issuance of several convertible bonds for customers such as Fushan International Energy Group. BOCI Group took a market share of 3.6% in terms of total underwriting volume in the Hong Kong IPO market during the period.

Equities

Hong Kong and domestic China stock markets underwent rapid development in the first half of 2007. BOCI Group continued its robust growth in equities brokerage and margin financing, and maintained its leading position in equities brokerage on the Hong Kong Stock Exchange as well as stock exchanges in the Mainland including Shanghai Stock Exchange and Shenzhen Stock Exchange. BOCI Group also launched innovative equity derivatives products to provide customers with a range of diversified financial products.

Fixed Income

BOCI Group acted as arranger, joint-global coordinator and bookrunner for bond issuances on behalf of a number of leading corporations and financial institutions in Hong Kong and the Mainland. As at the end of June 2007, BOCI Group ranked first among domestic securities firms and sixth in the overall market (including banks, securities firms and investment banks) in terms of treasury bond underwriting in the Mainland.

Asset Management

BOCI-Prudential continued its steady growth in the first half of 2007, managing assets of over HKD33 billion, up 14.60% compared with the previous year end. BOCI-Prudential remained a top-four player in the Hong Kong Mandatory Provident Fund market.

Direct Investment

In 2006, BOCI Group initiated and participated in the RMB20 billion project of Bohai Fund and Bohai Industry Investment Fund Management Company. In the first half of 2007, the project proceeded smoothly, highlighting its first-mover advantage in the field of RMB industry investment fund in the Mainland.

Outlook

China's booming economy and rapidly growing capital market, together with the economic and financial integration between Hong Kong and the Mainland, will reinforce a closer interaction between the two capital markets. Based on the establishment of effective good corporate governance, BOCI Group will strengthen its risk management and internal control systems, establish a customer-centered enterprise culture, promote the integrated strategy of private equity and traditional investment banking business, strengthen marketing and product innovation, promote cooperative marketing with BOC Group and make additional efforts to develop sustainability.

Insurance Business

Our Bank conducts general insurance business through the wholly-owned subsidiary, BOCG Insurance, which has been focusing its business in Hong Kong for nearly fifteen years and develops a stable business. With an extensive business network and a great variety of insurance products, BOCG's income from the general insurance business ranked third in 2006 in terms of gross premiums written in the Hong Kong market.

Business Operation

In the first half of 2007, our Bank realized a profit before-tax of RMB208 million in insurance business, a year-on-year decrease of RMB181 million or 46.53%.

In spite of intense competition in Hong Kong's general insurance market, BOCG Insurance was able to maintain a stable business and control underwriting risk in the first half of 2007 by reducing participation in high-risk businesses and developing low-risk good-quality business lines. In the first half of 2007, to address market competition and customer demand, BOCG Insurance responded to the HKSAR Government's 'user pays' principle in health service reform by promoting a series of new medical-care insurance products. At the same time, it developed a range of professional liability insurance products, including directors' and officers' liability insurance, professional indemnity insurance and bloodstock insurance, etc.

BOCG Insurance also launched the online insurance enrolment service for a series of personal insurance products taking advantage of telecommunications advancement and customer characteristics in Hong Kong. These products, which showed great potential, have already returned satisfactory results.

BOCG Life Assurance

In the first half of 2007, taking advantage of BOCHK's sale and marketing channel, BOCG Life Assurance launched new products and optimized its product mix with a focus on the promotion of regular pay and investment linked products that meet the needs of BOCHK's customers. In the first half of 2007, BOCG Life Assurance's profit after-tax reached a new record high.

Business in the Mainland

In line with the business strategy of our Bank, BOCG Insurance established a wholly-owned subsidiary — Bank of China Insurance Company Limited (BOC Insurance) as one of its major strategic initiatives for business development in the Mainland.

The year 2007 is one in which BOC Insurance seeks development and breakthrough. BOC Insurance was approved by the China Insurance Regulatory Commission (CIRC) to be regulated as a Chinese funded insurance company, which presented an opportunity for accelerating the establishment of sales outlets and exploring a wider scope of business. In the first half of 2007, BOC Insurance received approval by CIRC to establish seven branches and is now planning to apply for another five in the second half of the year. In adherence to the set strategy and objective, BOC Insurance will enlarge the cooperation with internationally recognized brokerages, enhance basic management and improve managerial level.

In the first half of 2007, BOC Insurance established the motor insurance business unit as the fourth business unit in addition to its existing units of commercial line business, personal line business and marine business. BOC Insurance also strengthened cooperation with the Head Office and BOC branches to create synergy between a bank and an insurance company. It has developed credit card and mortgage related bancassurance products.

Outlook

In 2007, an increasing number of players are expected in the Mainland insurance market, which will lead to intensified competition. Our Bank will further accelerate the growth of insurance business and meet the requirements arising from business growth and competition by strengthening risk management capabilities, improving operational capabilities and efficiency, and building efficient service networks.

Management Discussion & Analysis

— *Risk Management*

Overview

In the first half of 2007, our Bank enhanced self risk management and risk management capabilities with a view to promoting independence, centralization and professionalism.

Our Bank maintains a moderate risk appetite and strikes a balance between risk and return in a 'rational, stable and prudent manner.

Our guiding principle in developing a risk management framework includes complying with legal and regulatory requirements, achieving an appropriate equilibrium between risk and return, achieving and maintaining the independence of our risk management function, holding responsible employees accountable, aligning risk management with business development objectives and providing appropriate disclosure.

In seeking to improve our risk management system, we aim to achieve the following objectives: (1) the application of our risk management framework to all of our business departments, branches and subsidiaries; (2) assurance that risks inherent in our various business lines of business are effectively managed; (3) the establishment of a pervasive risk management culture; (4) the development of comprehensive and integrated risk management procedures, policies and processes; and (5) the utilization of appropriate risk management tools to identify, monitor and measure our risks.

Risk Management Framework

Our Bank's risk management framework is mainly composed of the Board of Directors and Risk Policy Committee under the Board, Internal Control Committee, Anti-Money-Laundering Committee, Asset-Liability Management Committee and Asset Disposal Committee under the senior management, the Risk Management Department, Credit Administration Department and Legal and Compliance Department. The Head Office manages risk in our branches through the vertical management model and in our business departments through the management model for risk window and monitors and controls risk management in our subsidiaries by appointing certain members of boards of directors or risk management committees.

Credit Risk

Overview

In the first half of 2007, as part of an ongoing effort, we adjusted our loan structure, increased loan amounts to important industries and reduced loan amounts to high-risk customers. We also improved our centralized and specialized credit approval system and put in place authorized credit application approvers in the Head Office, creating a smooth workflow of credit approval. In addition, our Bank enhanced the credit management of group customers and group customer collections, as well as the reporting of their members' information and the monitoring of group customers. We issued new rules for rating corporate customers and advanced the transformation towards the PD-based (Probability of Default) customer rating system. As at 30 June 2007, outstanding loans extended to borrowers with a credit rating of 'A' accounted for approximately 45.6% of the total loans outstanding of the rated corporate customers in our domestic operations. This was 0.3 percentage point higher than that at the previous year-end. Outstanding loans extended to borrowers with credit ratings above 'BB' accounted for 84.4%, which was 2.8 percentage points higher than that of the previous year-end.

Loan Distribution

Loan concentration by geographic region

Distribution of loans of the Group

Unit: RMB million, except percentages

	30 June 2007		31 Dec 2006	
	Balance	**Proportion**	**Balance**	**Proportion**
Domestic institutions	2,172,092	81.32%	1,988,334	81.76%
Overseas institutions	499,038	18.68%	443,685	18.24%
Total	2,671,130	100.00%	2,432,019	100.00%

Note: In 2006, our Bank transferred impaired loans of RMB2.066 billion from overseas institutions, and as at 30 June 2007 the outstanding amount of these loans was RMB2.006 billion. The transferred impaired loans are adjusted in the 'Management Discussion and Analysis' section for the convenience of comparison. The relevant information disclosed below is adjusted using the same method.

Geographic structure of domestic loans

Unit: RMB million, except percentages

	30 June 2007		31 Dec 2006	
	Balance	Proportion	Balance	Proportion
North China	372,239	17.14%	348,596	17.53%
Northeast China	137,520	6.33%	136,119	6.85%
East China	909,562	41.87%	819,434	41.21%
Central & South China	536,881	24.72%	485,285	24.41%
West China	215,890	9.94%	198,900	10.00%
Total	2,172,092	100.00%	1,988,334	100.00%

Note: In 2006, to improve the recovery and disposal of NPLs, we centralized credit management of RMB12.643 billion in NPLs to the Head Office from seven of our domestic branches: Heilongjiang, Jilin, Liaoning, Hubei, Shaanxi, Shanxi and Xinjiang. As at 30 June 2007, the outstanding amount of these loans was RMB11.346 billion. For the convenience of comparison, such NPLs are adjusted in the 'Management Discussion and Analysis' section. The relevant information disclosed below is adjusted using the same method.

Loan concentration by industry and product

Distribution of loans of the Group

Unit: RMB million, except percentages

	30 June 2007		31 Dec 2006	
	Balance	**Proportion**	**Balance**	**Proportion**
Corporate loans				
Manufacturing	660,621	33.01%	603,078	32.61%
Commerce and Services	306,510	15.31%	301,254	16.29%
Real Estate	242,575	12.12%	217,960	11.79%
Energy, mining and agriculture	274,909	13.74%	260,706	14.10%
Transportation	245,765	12.28%	211,786	11.45%
Public utilities	118,280	5.91%	106,141	5.74%
Construction	40,391	2.02%	38,897	2.10%
Financial services	66,772	3.34%	72,909	3.94%
Others	45,680	2.27%	36,544	1.98%
Sub-total	2,001,503	100.00%	1,849,275	100.00%
Personal loans				
Mortgage loans	511,957	76.45%	456,930	78.41%
Credit cards	9,090	1.36%	8,458	1.45%
Others	148,580	22.19%	117,356	20.14%
Sub-total	669,627	100.00%	582,744	100.00%
Total	2,671,130		2,432,019	

Industrial distribution of domestic loans

Unit: RMB million, except percentages

	30 June 2007		31 Dec 2006	
	Balance	**Proportion**	**Balance**	**Proportion**
Corporate loans				
Manufacturing	604,735	36.47%	556,032	35.99%
Commerce and Services	256,439	15.47%	255,787	16.56%
Real Estate	131,300	7.92%	113,589	7.35%
Energy, mining and agriculture	259,354	15.64%	240,314	15.56%
Transportation	210,702	12.71%	182,398	11.81%
Public utilities	117,915	7.11%	105,933	6.86%
Construction	37,119	2.24%	34,676	2.25%
Financial services	38,373	2.31%	53,333	3.45%
Others	2,237	0.13%	2,692	0.17%
Sub-total	1,658,174	100.00%	1,544,754	100.00%
Personal loans				
Mortgage loans	391,617	76.20%	337,834	76.16%
Credit cards	3,530	0.69%	2,876	0.65%
Others	118,771	23.11%	102,870	23.19%
Sub-total	513,918	100.00%	443,580	100.00%
Total	2,172,092		1,988,334	

Loan concentration by borrower

Our Bank focused on the risk of borrower concentration and is in compliance with the relevant regulatory requirements.

Main regulatory ratios	**Criteria**	**30 June 2007**	**31 Dec 2006**
Proportion of outstanding loans of the largest single borrower (%)(1)	≤10	3.3	2.2
Top ten customer ratio (%)(2)	≤50	17.0	15.7

Note:

(1) Proportion of outstanding loans of the largest single borrower = Total outstanding loans to the largest single borrower/ net regulatory capital

(2) Top ten customer ratio = Total outstanding loans to the top ten customers/net regulatory capital

Loan concentration by currency

Loans of the Group

Unit: RMB million, except percentages

	30 June 2007		31 Dec 2006	
	Balance	**Proportion**	**Balance**	**Proportion**
RMB	1,882,237	70.47%	1,692,980	69.61%
Foreign currencies	788,893	29.53%	739,039	30.39%
Total	2,671,130	100.00%	2,432,019	100.00%

Domestic loans

Unit: RMB million, except percentages

	30 June 2007		31 Dec 2006	
	Balance	**Proportion**	**Balance**	**Proportion**
RMB	1,875,922	86.36%	1,688,414	84.92%
Foreign currencies	296,170	13.64%	299,920	15.08%
Total	2,172,092	100.00%	1,988,334	100.00%

Loan Quality

Five-category loan classification

Our Bank generally measures and manages the quality of our credit assets based on the Guiding Principle on the Classification of Loan Risk Management issued by CBRC, which requires Chinese commercial banks to classify their loans into the following five asset quality categories: pass, special-mention, substandard, doubtful and loss. Loans classified in the substandard, doubtful and loss categories are regarded as non-performing loans. For our overseas operations, if applicable local regulations and requirements are more prudent than the Guiding Principle on the Classification of Loan Risk Management, we classify our credit assets according to the local regulations and requirements.

In the first half of 2007, the domestic operations of our Bank began implementing the revised Management Rules of Loan Classification and continued centralizing the responsibility for approving corporate loan classification to the Head Office and domestic tier-one branches. When the loans are classified, we take into account various factors that will affect loan quality and focus on the core criterion of 'the probability of asset recovery and the extent of loss'. To set a loan's final risk classification, we perform a standard process of initial classification, checking, reviewing by our

internal rating specialists and approving by our authorized loan classification approvers. The loan classification of a corporate customer may be revised when there are significant changes to the customer or its loan risk status.

As of 30 June 2007, the Group reported NPLs of RMB95.196 billion and an NPL ratio of 3.56%, representing a decrease of RMB3.024 billion and 0.48 percentage point respectively compared with the previous year-end. Domestic NPLs and the NPL ratio were RMB93.122 billion and 4.29%, representing a decrease of RMB2.70 billion or a 0.53 percentage point compared with the previous year-end. The outstanding special-mention loan of the Group was RMB172.704 billion, a drop of RMB25.441 billion compared with the previous year-end, and accounted for 6.47% of the total loan portfolio and a decrease of 1.68 percentage points from the previous year-end. The outstanding special-mention loan in our domestic operations was RMB163.863 billion, a drop of RMB24.741 billion compared with the previous year-end, and account for 7.54% of the total loan portfolio and a decrease of 1.95 percentage points from the previous year-end.

Five-category loans of the Group

Unit: RMB million, except percentages

	30 June 2007		31 Dec 2006	
	Balance	**Proportion**	**Balance**	**Proportion**
Pass	2,403,230	89.97%	2,135,654	87.81%
Special-mention	172,704	6.47%	198,145	8.15%
Substandard	38,224	1.43%	39,390	1.62%
Doubtful	42,259	1.58%	44,100	1.81%
Loss	14,713	0.55%	14,730	0.61%
Total	2,671,130	100.00%	2,432,019	100.00%
NPL	95,196	3.56%	98,220	4.04%

Five-category loan classification of domestic loans

Unit: RMB million, except percentages

	30 June 2007		31 Dec 2006	
	Balance	**Proportion**	**Balance**	**Proportion**
Pass	1,915,107	88.17%	1,703,908	85.69%
Special-mention	163,863	7.54%	188,604	9.49%
Substandard	37,382	1.72%	38,517	1.94%
Doubtful	41,387	1.91%	43,119	2.17%
Loss	14,353	0.66%	14,186	0.71%
Total	2,172,092	100.00%	1,988,334	100.00%
NPL	93,122	4.29%	95,822	4.82%

Identified impaired loans

In accordance with IAS 39, if there is objective evidence of a measurable decrease in estimated future cash flows from loans, we identify the loans as impaired and make allowance for impairment losses.

Movement of identified impaired loans

As of June 30 2007, the Group reported identified impaired loans of RMB99.429 billion, a decrease of RMB3.803 billion compared with the previous year-end. The Group's impaired loan ratio was 3.72%, a 0.52 percentage point down from the previous year-end. Domestic operations reported identified impaired loans of RMB95.348 billion, a decrease of RMB3.301 billion compared with the previous year-end. The domestic impaired loan ratio was 4.39%, down 0.57 percentage point from the previous year-end. Overseas operations reported impaired loans of RMB4.081 billion, a decrease of RMB502 million compared with the last year-end. The overseas impaired loan ratio was 0.82%, down 0.21 percentage point from the previous year-end.

Identified impaired loans by geographical region

Group

Unit: RMB million, except percentages

	30 June 2007			31 Dec 2006		
	Amount	**Proportion**	**Impaired loan ratio**	**Amount**	**Proportion**	**Impaired loan ratio**
Domestic institutions	95,348	95.90%	4.39%	98,649	95.56%	4.96%
Overseas institutions	4,081	4.10%	0.82%	4,583	4.44%	1.03%
Total	99,429	100.0%	3.72%	103,232	100.00%	4.24%

Domestic identified impaired loans by geographic region

Unit: RMB million, except percentages

	30 June 2007			31 Dec 2006		
	Amount	**Proportion**	**Impaired loan ratio**	**Amount**	**Proportion**	**Impaired loan ratio**
North China	20,147	21.13%	5.41%	18,718	18.97%	5.37%
Northeast China	12,692	13.31%	9.23%	12,673	12.85%	9.31%
East China	21,369	22.41%	2.35%	24,269	24.60%	2.96%
Central and South China	27,392	28.73%	5.10%	28,008	28.39%	5.77%
West China	13,748	14.42%	6.37%	14,981	15.19%	7.53%
Total	95,348	100.00%	4.39%	98,649	100.00%	4.96%

Identified impaired loans by customer type

Group identified impaired loans by customer type

Unit: RMB million, except percentages

	30 June 2007			31 Dec 2006		
	Amount	**Proportion**	**Impaired loan ratio**	**Amount**	**Proportion**	**Impaired loan ratio**
Corporate loans and advances	89,329	89.84%	4.46%	92,237	89.35%	4.99%
Personal loans and advances	10,100	10.16%	1.51%	10,995	10.65%	1.89%
Total	99,429	100.00%	3.72%	103,232	100.00%	4.24%

Domestic identified impaired loans by customer type

Unit: RMB million, except percentages

	30 June 2007			31 Dec 2006		
	Amount	Proportion	Impaired loan ratio	Amount	Proportion	Impaired loan ratio
Corporate loans and advances	85,826	90.01%	5.18%	89,026	90.25%	5.76%
Personal loans and advances	9,522	9.99%	1.85%	9,623	9.75%	2.17%
Total	95,348	100.00%	4.39%	98,649	100.00%	4.96%

Domestic identified impaired loans by industry and product

Domestic identified corporate impaired loans by industry

Unit: RMB million, except percentages

	30 June 2007			31 Dec 2006		
	Amount	Proportion	Impaired loan ratio	Amount	Proportion	Impaired loan ratio
Manufacturing	33,538	39.08%	5.55%	34,123	38.33%	6.14%
Commerce and Services	21,972	25.60%	8.57%	22,579	25.36%	8.83%
Real Estate	9,574	11.16%	7.29%	10,710	12.03%	9.43%
Energy, mining and agriculture	6,264	7.30%	2.42%	6,153	6.91%	2.56%
Transportation	8,296	9.67%	3.94%	8,258	9.28%	4.53%
Public utilities	3,892	4.54%	3.30%	4,523	5.08%	4.27%
Construction	2,158	2.51%	5.81%	2,322	2.61%	6.70%
Financial services	95	0.11%	0.25%	187	0.21%	0.35%
Others	37	0.03%	1.64%	171	0.19%	6.35%
Total Corporate impaired loans	85,826	100.00%	5.18%	89,026	100.00%	5.76%

Domestic identified personal impaired loans by product

Unit: RMB million, except percentages

	30 June 2007			31 Dec 2006		
	Amount	Proportion	Impaired loan ratio	Amount	Proportion	Impaired loan ratio
Mortgage loans	4,125	43.32%	1.05%	4,100	42.61%	1.21%
Credit cards	268	2.81%	7.59%	219	2.28%	7.63%
Others	5,129	53.87%	4.32%	5,304	55.11%	5.16%
Total Retail impaired loans	9,522	100.00%	1.85%	9,623	100.00%	2.17%

Market Risk

Overview

Market risk exists in both the trading and non-trading businesses of our Bank. We establish various market risk limits with reference to different risk factors, such as interest rate, exchange rate, commodity and stock prices, and adopt multiple risk measurement methods such as sensitivity analysis to formulate concrete management measures.

Market Risk Management of the Trading Book

Our Bank manages the market risk of the trading book primarily through setting position limits and stop-loss limits for each trading desk and trader, according to the overall Value-at-Risk (VaR) limits, stop-loss limits and foreign exchange exposure limits approved by the Board and daily monitoring of the VaR of the trading book and the exposure of the traders.

VaR is the potential maximum loss of certain fund positions or portfolios that may be caused by changes in interest rates, exchange rates or other market risk factors under a specified time horizon and confidence level. Our Bank is currently adopting a one day time horizon and 95% confidence level to calculate the VaR for the domestic trading book by means of the Monte Carlo Simulation Method, i.e., within the one day time horizon, the probability of trading book loss exceeding the VaR is limited to 5% or below.

As at 29 June 2007, the VaR of our Head Office's foreign currency-denominated trading book was as follows:

Unit: USD million

	As at 29 June 2007				As at 31 Dec 2006			
	Period end	Average	High	Low	Period end	Average	High	Low
Interest rate risk	7.54	5.11	8.96	1.33	1.79	2.71	16.25	0.54
Exchange rate risk	0.96	1.29	8.24	0.2	0.81	2.99	14.07	0.39
Volatility risk	0.54	0.41	0.97	0.1	0.13	0.79	6.19	0.07
Total	7.93	5.3	9.07	2.49	2.07	5.64	19.15	0.86

Interest Rate Risk Management

The primary market risk for our banking book is interest rate risk. Interest rate risk arises mainly from mismatches in the maturities or repricing periods of the assets and liabilities of our banking book. We manage the interest rate risk of the banking book primarily through gap analysis. We also use the data generated by gap analysis to perform sensitivity analysis and stress testing, which provides us with relevant information in adjusting the maturities of the interest-earning assets and interest-bearing liabilities. Meanwhile, we closely follow local and foreign currency interest rate trends and promptly adjust the interest rates of local and foreign currency deposits and loans in order to mitigate interest rate risk.

In the first half of 2007, the benchmark rates on RMB-denominated deposits and loans were raised twice in March and May respectively. Although the increase of time deposit rates was greater than those of the rise in loan rates in May, the interest rate on demand deposits, which accounted for a large proportion of the total deposits, remained unchanged. Investment income increased owing to the rise of market interest rates. In general, the rising of RMB interest rates is beneficial to our Bank's net interest income. The USD LIBOR rates remained almost stable in the first half of 2007, while medium and long-term bond yields rose rapidly, which improved the yields of bond investments and generated positive impact on our Bank's net interest income.

Exchange Rate Risk Management

Our Bank's management of exchange rate risk covers both non-trading books and trading books. Non-trading exchange rate risk mainly arises from foreign currency capital, foreign currency profit and loss and investment by overseas subsidiaries. We seek to reduce our foreign exchange exposure by matching the sources and utilization of our funds on a currency-by-currency basis. In addition, we manage and control exchange rate risk through settlement or hedging transactions. Trading exchange rate risk mainly arises from the foreign exchange transactions which our Bank is engaged in for our own account or on behalf of customers. We aim to control the foreign currency position within the required limits according to our risk tolerance and operating capability.

Our Bank has undertaken the following measures to reduce foreign exchange exposure.

In 2005, our Bank signed a foreign currency option agreement with Huijin with a nominal principal of USD18 billion as an economical means of hedging our foreign exchange exposure caused by capital injection. Pursuant to the agreement, we began to exercise the option from January 2007 over 12 consecutive months at the beginning of each calendar month. By the end of 30 June 2007, six tranches of the option had been exercised by our Bank, with a total nominal principal of USD9 billion.

By the end of 30 June 2007, we had further reduced our foreign exchange exposure by a net amount of USD12.8 billion through executing certain foreign exchange transactions.

The foreign exchange exposure of our Bank had decreased from USD15.7 billion as at the end of 2006 to USD4 billion as at the end of June 2007, effectively reducing the exchange rate risk. Thereafter our Bank further exercised 2 tranches of the Huijiu options having a notional amount of USD3 billion, and also entered into certain foreign exchange transactions which in efffect further reduce its net foreign currency exposures by USD3 billion.

For details of the foreign currency exposure of our Bank, please refer to Note II.27(1) to the Financial Statements.

Liquidity Risk

Adhering to the tier-one legal person management principle, our Bank regularly updates the management policies and guidelines, liquidity benchmark management, liquidity gap management, cash positions, fund transfers between Head Office and branches, the liquid asset portfolio and guidelines of financing so as to ensure the smooth operation of our asset-liability business and control the liquidity level within an appropriate range. Our Bank identifies and mitigates liquidity risks through early warning indicators, contingency plans, financing proficiency testing and other measures.

In the first half of 2007, domestic market conditions posed challenges to our RMB liquidity position. Firstly, the central bank raised the mandatory deposit reserve rate five times, and issued directional bills twice, withdrawing a considerable volume of liquidity from commercial banks. Secondly, since April 2007, a rare decrease in RMB savings deposits due to the continuing recovery of the stock market and the fund market resulted in a decrease in stable sources of funds for our Bank, while loan growth maintained at a fast pace, which resulted in liquidity pressure. The situation has begun to improve since June. Thirdly, our Bank experienced significant fund inflows and outflows owing to the increase in numbers of large capitalization stock issuances, which increased difficulties in liquidity management.

Under these circumstances, our Bank implemented active liability management measures and increased financial institution deposits to mitigate the negative effects of the slowdown in the growth of savings deposits. As at 30 June 2007, the Group's asset-liability business was developing smoothly and healthily, and our liquidity position met all the regulatory requirements as shown in the table below: (liquidity ratio is the indicator of the group; loan/deposit ratio and the excess reserve ratio are indicators for branches in the Mainland)

As at 30 June 2007	RMB	Foreign Currency
Liquidity ratio:	36.10%	68.55%
Loan to deposit ratio of domestic operations:	61.49%	69.55%
Excess reserve ratio(Note):	3.15%	22.19%

Note:

Deposit reserve refers to the deposits with the central bank for the purpose of ensuring the withdrawal of deposits and fund clearing by customers, and deposit reserve rate is the proportion of deposit reserve required by the central bank against total balance of deposits.

Deposit reserve and deposit reserve rate are composed of two parts. The statutory deposit reserve rate refers to the deposit reserve rate stipulated by the central bank, which stood at 11.5% on 30 June 2007, i.e. commercial banks were required to deposit 11.5% of deposits received with the central bank. The excess reserve refers to the reserve in excess of statutory deposit reserve, and the excess reserve ratio represents the proportion of excess reserve to total deposits.

Liquidity ratio = current assets/current liabilities

Liquidity ratio is calculated in accordance with the relevant provisions of PBoC and CBRC, and the financial data are based on the Accounting Standard for Business Enterprises.

Loan to deposit ratio = outstanding loans/outstanding deposits

Excess reserve ratio for RMB = (reserve excess the legal requirement + cash)/(outstanding deposits + remittance payables)

Excess reserve ratio for foreign currency = (reserve excess the legal standard + cash + due from banks + due from overseas sub-branches and subsidiaries)/outstanding deposits

Internal Fund Transfer Pricing and Capital Management

Internal Fund Transfer Pricing

Fund transfer refers to all forms of internal fund trading among entities (including the Head Office, domestic and overseas branches and subsidiaries) within our Bank. In 2006, our Bank formulated The Guidance to BOC Fund Transfer Pricing (FTP), which clarified the objectives, pricing mechanism and transferring rules of FTP as well as the development direction for the Bank's internal fund management.

In 2007, the multi-term-matched FTP Method continued to be adopted for the business segment budget and performance measurement. The method effectively reduced the interest rate risk of business segments and helped to strengthen our Bank's asset and liability management as well as fund management. At present, we have begun the establishment of an advanced IT system to manage the FTP, the first phase of which is expected to be completed and function at the beginning of 2008.

Capital Management

The objective of our Bank's capital management is to ensure that our Bank maintains sufficient capital at an appropriate level, meeting the requirements of all applicable regulatory standards and guidelines, credit rating, risk compensation and returns to shareholders. In addition, through effective allocation of capital and capital investment instruments, our Bank strives to enhance financial effectiveness, improve capital value and ultimately maximize shareholder value while controlling risk.

In 2007, on top of the continued management of capital allocation to domestic branches, our Bank introduced the indicators RAROC (Risk Adjusted Return on Capital) and EVA (Economic Value Added) into the performance assessment framework for overseas institutions and has achieved the goal of monitoring, analysis and assessment of such indicators in overseas branches. In addition, our Bank is planning to incorporate these indicators into the performance assessment of various business lines and divisions, charge capital with reference to the historical record of operational risk incurred by each business line and division and allocate capital to cover their operational risk.

Capital Adequacy Ratio

Our Bank calculates and discloses CAR level in accordance with the Regulation on Capital Adequacy of Commercial Banks, published by CBRC on 23 February 2004 (CBRC Order Issuance [2004] No. 2). The Group began to calculate market risk capital in accordance with the Notice of CBRC General Office on Release of Calculation Tables and Notes for Market Risk Capital Requirements for Commercial Banks (CBRC Issuance [2004] No. 374) from 2005. By the end of June 2007, our Bank's CAR level was 13.39%, down 0.20 percentage points from the previous year-end; core capital adequacy ratio level was 11.32%, down 0.12 percentage points.

By the end of June 2007, our Bank's net capital was RMB501.055 billion, an increase of RMB29.693 billion from the previous year-end. The net core capital grew by RMB26.938 billion to RMB423.793 billion, and risk-weighted assets (excluding market risk) increased by RMB349.213 billion to RMB3,529.375 billion. The market risk capital requirement of the Group was RMB17.061 billion, and the balance of corresponding risk-weighted assets was RMB213.262 billion.

Unit: RMB million, except percentages

ITEMS	At 30 June 2007	At 31 December 2006	Change
Net core capital (a)	423,793	396,855	26,938
Net capital (b)	501,055	471,362	29,693
Risk-weighted assets (c)	3,529,375	3,180,162	349,213
Market risk capital (d)	17,061	23,108	(6,047)
Core capital adequacy ratio (%) [e=a/(c+d*12.5)]	11.32%	11.44%	(0.12%)
Capital adequacy ratio (%) [f=b/(c+d*12.5)]	13.39%	13.59%	(0.20%)

Note:

The capital adequacy ratio listed in the table above is calculated in accordance with the relevant rules and regulations promulgated by CBRC. The ratio as at 30 June 2007 is calculated based on the financial information prepared by us in accordance with the Chinese Accounting Standards (CAS) as at 30 June 2007, while the ratio as at 31 December 2006 is based on our Group's financial statements for the year 2006, which is not restated in accordance with CAS.

RMB-denominated Bonds

Our Bank plans to issue RMB-denominated bonds in the Hong Kong SAR for a term not exceeding 3 years and an amount not exceeding RMB3 billion, with the net proceeds from the issuance of the bonds used for general corporate purposes. The issuance of the RMB-denominated bonds will enable our Bank to obtain a stable funding source and diversify our financing channels, and will consolidate and strengthen our leading position in Hong Kong's financial market.

Internal Control and Operational Risk

Internal Control

Branches, business departments and staff at various levels of our Bank take responsibility for internal control when undertaking business development. This is the first line of defense in internal control. The Legal and Compliance Department and the business departments are responsible for making overall plans for establishing internal control policies, directing, examining, monitoring and assessing the work of the first line of defense, and playing the role of the second line of defense. The Internal Audit Department is responsible for reviewing and assessing the adequacy and effectiveness of our Bank's business operations, risk management, internal control and corporate governance using a systematic and standard methodology, and playing the role of the third line of defense.

In the first half of 2007, we continued to establish and improve the three lines of defense in internal control, which are now functioning across the Bank.

In order to establish an internal control process that incorporates self-checking, self-assessment, self-improvement and self-training in the first line of defense, our Bank conducted a pilot test of self-review in operating branches. We plan to roll out this process to the entire organization in the second half of 2007.

Our Bank's second line of defense has also taken shape. The second defense line in both the Head Office and branches began performing with a focus on strengthening the construction of the internal control infrastructure in the first half of 2007. We have additionally formulated a review process, remedy process and internal control performance assessment policy applicable to the entire organization. Our plans are to have these enforced in the second half of 2007 to further standardize the work of the second line of defense.

Operational Risk

In the first half of 2007, our Bank continued to cooperate with RBS Group in Operational Risk Management (ORM) in order to improve the work of ORM and meet relevant regulatory requirements. Our Bank has started to prepare for the regulatory capital calculation of OR and has set up a preliminary ORM framework. We formulated a series of rules and policies in relation to operational risk, i.e. Rules on Operational Risk and Control Assessment (RACA) and its Implementation Plan, Operational Risk Classification Methodology, and Rules on Significant Event Reporting Process (Interim).

Anti Money Laundering

To perfect our Bank's anti-money laundering regulations and enhance the Group's risk management, we started to formulate internal regulations for the Group pursuant to relevant laws newly promulgated by the regulatory authorities. Guided by the regulatory requirements, we upgraded our present anti-money laundering system with improvements to our technology and prepared an anti-money laundering manual for training purposes. At the same time, we rectified problems identified in the anti-money laundering risk evaluation by overseas institutions and adjusted the anti-money laundering evaluation results of year 2006 based on the examination on money-laundering by internal and external audit.

Internal Audit

Internal Audit is the third line of defense of our Bank. In the first half of 2007, our Bank continued to strengthen the vertical and integrated internal audit management model. We instituted the vertical management of domestic audit organizations, human resources, budgeting, planning and functions, and established a clearly-tiered and interconnected framework of audit policies. This framework guarantees that the audit work can focus more on internal control and risk management of our Bank and helps to achieve the transition from a compliance-checking oriented audit to prevention-targeted and risk-based internal control evaluation.

In the first half of 2007, internal audit changed its focus to risk-based audit in order to target anti-fraud and at the same time take into account compliance and operational objectives. Tests were conducted with an objective of preventing severe fraud cases, and systematic risk procedures were adopted. Our Bank conducted 6 audit projects at Head Office, 13 in tier-one branches, and 7 in overseas or affiliated institutions to check and confirm the high-risk business and key control points of 1,691 institutions, and completed 52% of the annual audit plan. In the second half, internal audit will further improve the evaluation on risk management and internal control based on the re-examination of the first half's work.

— *IT Blueprint*

Our Bank's IT Blueprint has been designed to improve four aspects of our IT operations: the application framework, infrastructure, IT governance and security.

The application framework includes our core banking system, general ledger and information management system and peripheral banking system. By the end of June 2007, we had completed the analysis, design, development and upgrade of the majority of our systems. The project is now in the phase of system integration testing.

In regard to infrastructure, our Bank has established a disaster recovery center in Zhangjiang, Shanghai and a new production center in Heishanhu, Beijing.

In support of the IT Blueprint, our Bank has been pushing forward the business integration. With this goal in mind, we have begun streamlining and drafting new operational procedures and business management measures and rules, while continuing to strengthen the management of user demand and project planning updates. In addition, we have started training our management and staff in batches at all levels of the Bank.

Our Bank is fully aware that an edge in information technology is essential for success in today's highly competitive banking environment. The IT Blueprint will enable our Bank to bring our 'great-leap-forward' development approach into full play. It will provide us with a new platform based on advanced technology that will foster our technological advantage.

Management Discussion & Analysis

— *Cooperation with Strategic Investors*

In the first half of 2007, our Bank enhanced the cooperation with RBS Group, Fullerton Financial Holdings Pte. Ltd (formerly known as Asia Financial Holdings Pte. Ltd), UBS and Asian Development Bank. We've also moved forward in the cooperation with strategic investors in the fields of risk management, internal control, credit card, wealth management and human resources training. Remarkable progress was made in each of these areas.

Corporate Banking Business

Our Bank's cooperative agreements were extended to our strategic investors in the corporate banking business. Joint financing projects with RBS Group for aircrafts and vessels were set in motion, as well as cooperation in Letter of Guarantee and accounts receivable businesses. Both parties actively explored the potential of joint financing and a cooperation project in real estate financing was carried out. We also increased cooperation in supply chain financing and made substantial progress in the review of our cooperation agreement, setting of risk participation limits and marketing to potential

customers. Advances in customer referrals were also made with RBS Group and CITIZENS, and in our small and medium enterprise (SME) business with Fullerton Financial Holdings Pte. Ltd. In the first half of 2007, Fullerton organized programs in SME business study and training for our Bank and assigned a group of experts to help complete the design, promotion and improvement of our SME business model.

Personal Banking Business

Credit card business is one of the key areas in our cooperation with the RBS Group. A credit card business unit in cooperation with RBS Group was established in the first half of 2007, which will become a relatively independent strategic business unit of our Bank. Our credit card unit strengthened cooperation with RBS Group in respect of financial management, operational service and IT, thereby laying a solid foundation for its rapid development. Under the cooperation framework, RBS Group shared its advanced experience in the card business with our Bank. Both parties developed a series of new credit card products, launched a pilot direct marketing program, developed a credit scorecard and scorecard follow-up analysis framework, and gradually promoted it through our branches on a trial basis.

In the first half of 2007, our Bank and RBS Group also achieved a breakthrough in wealth management. Two private banking departments were opened in Beijing and Shanghai respectively, making our Bank the first among our domestic peers to launch such a service. Both departments have since signed contracts with a number of private banking customers, 50% of whom were new to our Bank.

Financial Market Business

Cooperation with RBS Group was further extended to the financial market business. Both parties signed a series of business cooperation agreements, strengthened cooperation on projects, and sent dealers to work at each other's offices.

Risk Management, Legal Compliance and Audit

Our Bank continued to enhance cooperation with strategic investors in the areas of operational risk, compliance risk and anti-money laundering. In cooperation with RBS, we launched training courses in credit approval and the setting of market risk limits. We also cooperated with the RBS Group in regard to audit procedures and reached agreements for the regular exchange of internal auditors and training.

Treasury and Capital Management

RBS provided ongoing support in treasury management training for our Bank. We have sent several groups of personnel to the Treasury Department of RBS Group to enrich their experience.

In the first half of 2007, our Bank and UBS strengthened cooperation in treasury management, conducted in-depth studies and discussions on interest rate risk management, internal fund transfers, regulatory capital management and planning, structural exchange rate risk management, interest rate pricing and portfolio replication management. We also explored the establishment of a mechanism for regular communication and consulting support on treasury between both parties.

Human Resources

Our Bank strengthened cooperation with strategic investors in respect of human resources. The Human Resources Department of our Bank and its counterpart at RBS Group held the third meeting of the steering committee during the reporting period, with a view to deepening the cooperation with RBS Group in leadership competency development. With the guidance of RBS Group, the Human Resources Department drew up a report and preliminary application plan on a new leadership competency model and sent four senior executives to Edinburgh to participate in a senior management training course jointly held by RBS Group and Harvard Business School.

The Human Resources Department also exchanged views and discussed opportunities for cooperation with UBS on the development of leadership competency, successor plans, performance assessments, competency model, personnel evaluation and staff satisfaction investigation, etc.

Fullerton Financial Holdings Pte. Ltd organized a second training session on corporate governance for our directors. Training in wealth management has started.

Overseas Cooperation and Public Relations

The overseas operations of our Bank cooperated closely with RBS Group to enhance our publicity efforts and marketing of accounts for students studying abroad. With the support and assistance of RBS Group, our Bank arranged for our VIP customers to participate in a flower exhibition held in Chelsea in the UK, which was widely reported by local and Chinese media.

Changes in Share Capital, Shareholdings of Substantial Shareholders

Disclosure of Shareholding under A Share Regulation

Changes in Share Capital during the Reporting Period

(Unit: Share)

		As at 1 January 2007		Increase/decrease during the reporting period					As at 30 June 2007	
		Number of shares	Proportion	Issue of new shares	Bonus shares	Shares transferred from the surplus reserve	Others	Sub-total	Number of shares	Proportion
I.	**Shares subject to selling restriction**	173,487,740,209	68.34%						172,611,116,740	68.00%
1.	State-owned shares (promoters' shares)	171,325,404,740	67.49%						171,325,404,740	67.49%
2.	Shares held by state-owned legal persons									
3.	Shares held by other domestic investors	2,162,335,469	0.85%				(876,623,469)	(876,623,469)	1,285,712,000	0.51%
	Incl.:									
	Shares held by domestic legal persons									
	Shares held by domestic natural persons									
4.	Shares held by foreign investors									
	Incl.:									
	Shares held by overseas legal persons									
	Shares held by overseas natural persons									
II.	**Shares not subject to selling restriction**	80,351,421,800	31.66%						81,228,045,269	32.00%
1.	RMB-denominated ordinary shares	4,331,170,531	1.71%				876,623,469	876,623,469	5,207,794,000	2.05%
2.	Domestically listed foreign shares									
3.	Overseas listed foreign shares	76,020,251,269	29.95%						76,020,251,269	29.95%
4.	Others									
III.	**Total number of shares**	253,839,162,009	100.00%	—	—	—	—	—	253,839,162,009	100.00%

Notes:

(1) On 5 January 2007, 876,623,469 shares which were placed to offline investors with a lock-up period of six months during the A share initial public offering was unfrozen and made tradable on the stock exchange. Among the Bank's A shares, 172,611,116,740 shares were subject to selling restrictions, and 5,207,794,000 shares were not subject to selling restrictions.

(2) As at 30 June 2007, the Bank had issued 253,839,162,009 shares, including 177,818,910,740 A Shares and 76,020,251,269 H Shares.

(3) 'Selling restrictions' in the above-mentioned table refers to A Shares issued by the Bank only.

Shareholders Information at the End of the Reporting Period

As at 30 June 2007, the Bank had a total of 1,222,267 shareholders, comprising 319,996 holders of H Shares and 902,271 holders of A Shares.

Shareholdings

Trading schedule of A Shares subject to selling restrictions

Unit: Share

Date	Number of new shares available for trading at the maturity of lock-up period	Remaining shares subject to selling restrictions	Remaining shares not subject to selling restrictions	Remarks
5 January 2008	1,285,712,000	171,325,404,740	6,493,506,000	Shares placed with strategic investors (with a lock-up period of 18 months) will be unfrozen
5 July 2009[Note1]	171,325,404,740	—	177,818,910,740	Commitment of the company

Note 1: Central SAFE Investments Limited undertook that within three years of the Bank's A Shares listing, it would not transfer the A Shares of the Bank directly or indirectly held by itself or entrust other persons to manage the shares, nor would it allow the Bank to repurchase such shares, with the exception of those allowed to be converted into H Shares following approval of the China Securities Regulatory Commission and other authorized securities approval authorities of the State Council. Any withdrawal of Huijin's shares that are deposited with China Securities Depository and Clearing Corporation Limited and the re-registration of such shares as H Shares would not affect any pre-existing restrictions on the sale or transfer applicable to Huijin's shares.

Number of shares subject to selling restrictions held by the top 10 A-Share holders and the selling restrictions as at 30 June 2007

(Unit: Share)

No.	Name of shareholder subject to selling restrictions	Number of shares subject to selling restrictions	Trading date	Number of new shares available for trading	Selling restriction
1	Central SAFE Investments Limited	171,325,404,740	5 July 2009	171,325,404,740	Commitment of the company
2	China Life Insurance Company Limited — Traditional — Ordinary insurance products — 005L — CT001 SH	123,376,000	5 January 2008	123,376,000	Lock-up period
3	China Life Insurance (Group) Company — Traditional — Ordinary insurance products	97,402,000	5 January 2008	97,402,000	Lock-up period
4	Ping An Life Insurance Company of China — Traditional — Ordinary insurance products	90,909,000	5 January 2008	90,909,000	Lock-up period
4	PICC Property and Casualty Company Limited — Traditional — Ordinary insurance products — 008C — CT001 SH	90,909,000	5 January 2008	90,909,000	Lock-up period
4	China Huaneng Group	90,909,000	5 January 2008	90,909,000	Lock-up period
4	CNOOC	90,909,000	5 January 2008	90,909,000	Lock-up period
4	China Reinsurance (Group) Company — Group level — Fund owned by the Group — 007G — ZY001 SH	90,909,000	5 January 2008	90,909,000	Lock-up period
4	Shenhua Group Co., Ltd	90,909,000	5 January 2008	90,909,000	Lock-up period
4	China Aluminum Corporation	90,909,000	5 January 2008	90,909,000	Lock-up period
4	China National Aviation Holding Company	90,909,000	5 January 2008	90,909,000	Lock-up period
4	Baosteel Group Co., Ltd	90,909,000	5 January 2008	90,909,000	Lock-up period
4	China Southern Power Grid Co., Ltd	90,909,000	5 January 2008	90,909,000	Lock-up period
4	State Development and Investment Corp.	90,909,000	5 January 2008	90,909,000	Lock-up period

Top ten A-Share holders not subject to selling restrictions as at 30 June 2007

(Unit: Share)

No.	Name of Shareholder	Number of shares not subject to selling restriction	Type of shares
1	Jingshun Great Wall Selective Blue Chip Stock Securities Investment Fund	39,999,941	A
2	Boshi Yufu Securities Investment Fund	39,782,366	A
3	SSE-50 Trading Open-end Index Securities Investment Fund	29,334,475	A
4	NCI — Profit sharing — Personal profit sharing — 018L — FH002SH	27,905,180	A
5	E Fund Value Growth Mixed Securities Investment Fund	20,000,000	A
6	Financial Affairs Co., Ltd., CNNC	16,990,682	A
7	China Life Insurance Company Limited — Traditional — Ordinary insurance products — 005L — CT001SH	16,778,100	A
8	Huafu Competitive Selective Mixed Securities Investment Fund	16,256,571	A
9	IFC — Standard Chartered — CITIGROUP GLOBAL MARKETS LIMITED	15,955,735	A
10	Shanghai Electric Group Finance Company Limited	15,000,000	A

Some of the above shareholders are managed by the same legal entity. Save for that, the Bank is not aware of any connected relations and concerted action among the above-mentioned shareholders.

Shareholdings of top ten shareholders as at 30 June 2007

Unit: Share

No.	Name of shareholder	Type of shareholder	Type of shares	Number of shares held	Proportion in total share capital
1	Central SAFE Investments Limited	State-owned	A	171,325,404,740	67.49%
2	HKSCC Nominees Limited	Foreign	H	30,305,529,046	11.94%
3	RBS China Investments S.à.r.l.	Foreign	H	20,942,736,236	8.25%
4	Fullerton Financial Holdings Pte Ltd (formerly known as Asia Financial Holdings Pte Ltd)	Foreign	H	10,471,368,118	4.13%
5	National Council for Social Security Fund, PRC	State-owned	H	8,377,341,329	3.30%
6	UBS AG	Foreign	H	3,377,860,684	1.33%
7	Asian Development Bank	Foreign	H	506,679,102	0.20%
8	The Bank of Tokyo-Mitsubishi UFJ Ltd	Foreign	H	473,052,000	0.19%
9	Wingreat International Limited	Foreign	H	420,490,000	0.17%
10	Best Sense Investments Limited	Foreign	H	236,526,000	0.09%
10	Turbo Top Limited	Foreign	H	236,526,000	0.09%

The number of shares held by Central SAFE Investments Limited and RBS China Investments S.à.r.l. in the Bank did not change during the reporting period.

The number of shares held by H-Share holders was recorded in the Register of Members as kept by the H-Share Registrar of the Bank.

The Bank is not aware of whether the shares held by the aforesaid shareholders have been pledged or frozen, nor is the Bank aware of the existence of connected relations among the above-mentioned shareholders.

Disclosure of Shareholding under H Share Regulation

The register maintained by the Bank pursuant to section 336 of the Securities and Futures Ordinance (SFO) recorded that, as at 30 June 2007, the following corporations had the following interests (as defined in the SFO) in the Bank set opposite their respective names:

Name of shareholder	Number of shares held	Type of shares	Percentage in total issued A Shares	Percentage in total issued H Shares	Percentage in total issued share capital	Capacity
Central SAFE Investments Limited	171,325,404,740	A	96.35%	—	67.49%	Beneficial owner
The Royal Bank of Scotland Group PLC [Note1]	20,944,789,236	H	—	27.55%	8.25%	Attributable interest & beneficial owner
RBS CI Limited [Note1]	20,942,736,236	H	—	27.54%	8.25%	Attributable interest & beneficial owner
RBS China Investments S.à.r.l.	20,942,736,236	H	—	27.54%	8.25%	Beneficial owner
Temasek Holdings (Private) Limited [Note2]	11,792,559,118	H	—	15.51%	4.65%	Attributable interest
Fullerton Management Pte Ltd [Note2]	11,785,825,118	H	—	15.50%	4.64%	Attributable interest
Fullerton Financial Holdings Pte Ltd (formerly known as Asia Financial Holdings Pte Ltd)	11,785,825,118	H	—	15.50%	4.64%	Beneficial owner
National Council for Social Security Fund	11,317,729,129	H	—	14.89%	4.46%	Beneficial owner
UBS AG	5,352,168,106	H	—	7.04%	2.11%	Attributable interest, beneficial owner, & person having a security interest in shares
	777,185,250(S)[Note3]			1.02%	0.31%	

Notes:

(1) The Royal Bank of Scotland Group PLC (RBS Group) holds the entire issued share capital of RBS CI Limited, which in turn holds 51.61% of RBC China Investments S.à.r.l. (RBS China). Accordingly, RBS Group and RBS CI Limited are deemed to have the same interests in the Bank as RBS China for the purpose of the SFO.

(2) Temasek Holdings (Private) Limited (Temasek) holds the entire issued share capital of Fullerton Management Pte Ltd (Fullerton Management), which in turn holds the entire issued share capital of Fullerton Financial Holdings Pte Ltd (Fullerton Financial). Accordingly, Temasek and Fullerton Management are deemed to have the same interests in the Bank as Fullerton Financial for the purpose of the SFO.

(3) 'S' denotes short positions.

All the interests stated above represented long positions, except as stated otherwise. Save as disclosed above, as at 30 June 2007 no other interests or short positions were recorded in the register maintained by the Bank under section 336 of the SFO.

Directors, Supervisors, Senior Management and Staff

Directors, Supervisors and Senior Management

Honorary Directors[1]

Name	Position
CHEN Muhua	Honorary Chairperson
CHUANG Shih Ping[2]	Honorary Vice Chairman

Board of Directors

Name	Position	Name	Position
XIAO Gang	Chairman	Cai Haoyi[5]	Non-Executive Director
LI Lihui	Vice Chairman and President	Wang Gang[5]	Non-Executive Director
HUA Qingshan[3]	Executive Director and Executive Vice President	Sir Frederick Anderson GOODWIN	Non-Executive Director
LI Zaohang	Executive Director and Executive Vice President	SEAH Lim Huat Peter	Non-Executive Director
ZHANG Jinghua	Non-Executive Director	Anthony Francis NEOH	Independent Non-Executive Director
YU Erniu[4]	Non-Executive Director	William Peter COOKE	Independent Non-Executive Director
ZHU Yan[4]	Non-Executive Director	Patrick de SAINT-AIGNAN	Independent Non-Executive Director
ZHANG Xinze[4]	Non-Executive Director	Alberto TOGNI	Independent Non-Executive Director
HONG Zhihua	Non-Executive Director	Huang Shizhong[6]	Independent Non-Executive Director
HUANG Haibo	Non-Executive Director		

Notes:

(1) Under PRC law, honorary directors are not members of the Board of Directors and do not have any power or right to vote on any matters considered by our Board .

(2) Mr. Chuang Shih Ping, Honorary Vice Chairman of the Bank, passed away at the age of 97 on 2 June 2007 in Hong Kong.

(3) Mr. Hua Qingshan resigned on 15 June 2007 due to a new appointment.

(4) Mr. Yu Erniu, Ms Zhu Yan and Mr. Zhang Xinze retired from office upon the expiration of their terms of office on 23 August 2007.

(5) Elected by the Annual General Meeting of the shareholders and approved by the China Banking Regulatory Commission, Mr. Cai Haoyi and Mr. Wang Gang commenced serving as non-executive directors on 23 August 2007.

(6) Elected by the Annual General Meeting of the shareholders and approved by the China Banking Regulatory Commision, Mr. Huang Shizhong commenced serving as independent non-executive director on 23 August 2007.

Board of Supervisors

Name	Position	Name	Position
LIU Ziqiang	Chairman of Board of Supervisors	LI Chunyu	Employee Supervisor
WANG Xueqiang	Supervisor	LIU Dun	Employee Supervisor
LIU Wanming	Supervisor		

Senior Management

Name	Position	Name	Position
LI Lihui	President	ZHU Min	Executive Vice President
HUA Qingshan[(1)]	Executive Vice President	WANG Yongli	Executive Vice President
LI Zaohang	Executive Vice President	CHIM Wai Kin	Chief Credit Officer
ZHOU Zaiqun	Executive Vice President	NG Peng Khian	Chief Audit Officer
ZHANG Yanling	Executive Vice President	YEUNG Jason Chi Wai	Secretary to the Board of Directors
ZHANG Lin	Secretary of Party Discipline Committee		

Note:

(1) Mr. Hua Qingshan resigned on 15 June 2007 due to a new appointment.

Organizational Information, Human Resources Management and Development

Organizational Information

Organization Profile

At the end of June 2007, our Bank had 11,092 domestic and overseas branches and outlets in total, a reduction of 149 from the beginning of 2007. There were 37 tier-one branches and branches directly managed by the Head Office; 283 tier-two branches and 10,109 outlets in domestic branches; and 662 overseas branches, subsidiaries and representative offices.

Process Reengineering and Organizational Restructuring

In the first half of 2007, our Bank advanced business process reengineering and organization restructuring, with emphasis on the establishment of business modules. The Group Executive Committee, the Corporate Banking Committee, the Personal Banking Committee, the Financial Markets Committee and the Operation Service Committee were established to strengthen the business line management. The scope of duties of the Finance Department, the Treasury Department and the Strategic Planning Department were adjusted in order to streamline management processes and meet the requirements of our new business architecture and processes. Business managers were dispatched to the operating units to enhance the establishment of the 'three lines of defense' mechanism. Branches and outlets with low efficiency or failing to meet the minimum internal control requirements were closed or merged; new branches and outlets were established in key cities and areas in order to optimize our Bank's branch network.

Human Resources Development and Management

Staff Profile

By the end of June 2007, our Bank had 230,649 employees (including 41,669 external contractual workers in domestic institutions), 1,983 fewer than at the beginning of the year. Among all employees, 20,397 were locally recruited staff by our overseas branches and subsidiaries, 193 more than the beginning of the year.

Human Resources Management

In the first half of 2007, our Bank continued to optimize our human resources management mechanisms and consolidated the achievements of human resources management reform. We further improved the position management system by standardizing position settings, position appointments, position accreditation and other daily management procedures. The supporting mechanism for compensation reform was enhanced through a new headcount cost control and management system that will improve the efficacy of our compensation practices. In the meantime, our Bank further improved the employee performance management system by setting and cascading performance objectives at all levels of the Bank.

Human Resources Development

In the first half of this year, our Bank formulated a Human Resources Plan and Three-Year Plan for human resources training and development, through which a systematic talent development mechanism can be achieved. We cooperated with Harvard Business School, Temasek Holdings and Peking University to organize executive leadership programs and fortify the nurturing of middle and senior managerial talent. Our Bank also collaborated with GARP (Global Association of Risk Professionals) Training, the Singapore Wealth Management Institute and Financial Planner Standards Council of China to foster talents in professional fields such as accounting, risk management and wealth management. In support of the rollout of our IT Blueprint, training in core banking systems was carried out. Fostering of the front-line staff was enhanced so as to improve their overall quality.

Corporate Governance

During the reporting period, we amended our Bank's Articles of Association, Procedural Rules for Shareholders' Meeting, Procedural Rules for the Board of Directors and the Procedural Rules for the Board of Supervisors. At the Annual General Meeting of Shareholders, our Bank elected and re-elected the directors and supervisors, including an additional independent non-executive director with a professional accounting background, thus further increasing the proportion of independent directors on the Board.

As required by the China Securities Regulatory Commission (CSRC) and its Beijing Bureau, our Bank launched a corporate governance self-monitoring program during the reporting period. Following the relevant rules regarding corporate governance and the self-monitoring items set out by the regulatory authorities, we reviewed our Bank's corporate governance comprehensively and completed a report and rectification plan. Our Bank also disclosed relevant information on the websites designated by CSRC, the Bank's website and media designated by our Bank for information disclosure. We've set up hotlines and online contacts for receiving comments on the corporate governance from investors and the general public. According to the requirements of the regulatory authority, our Bank will continue to complete the work of rectification and improvement within this year.

During the reporting period, the China National Audit Office issued an audit report on our Bank covering our assets, liabilities, and profits and losses of the Head Office and certain branches in respect of the year 2005. The audit findings have no impact on our Bank's overall operational results and do not affect the financial statements that have been issued. The National Audit Office acknowledged the importance attached to the audit by our Bank, our full cooperation with the audit process and the timely measures we took to rectify problems discovered in the audit.

Shareholders and Shareholders' Meeting

During the reporting period, our Bank held our first Annual General Meeting of Shareholders since our dual-listing in the international and domestic capital markets. The Annual General Meeting was convened and held in strict compliance with the listing rules of both markets. The voting shares held by A Share and H Share shareholders, as well as their authorized proxies who attended the Annual General Meeting, accounted for 86.1366% of the total shares of the Bank. All the directors, supervisors and certain management personnel were present at the meeting and responded to the queries of shareholders. At the Annual General Meeting, sixteen proposals were reviewed and approved, including the annual financial report, the profit distribution plan, the election and re-election of directors and supervisors, and the issuance of RMB-denominated bonds in Hong Kong for an amount not exceeding RMB3 billion. Among the proposals were the amendments to the Articles of Association, which were adopted by a special resolution and the proposals of amendments to the Procedural Rules for Shareholders' Meeting, the Procedural Rules for the Board of Directors, and the Procedural Rules for the Board of Supervisors, which were adopted by ordinary resolutions. Based on our practical experience, we have updated our rules of corporate governance to conform to new regulatory requirements, which improved our level of corporate governance and demonstrated our efforts in the pursuit of excellence in corporate governance.

Directors and the Board of Directors

During the reporting period, reviewed and approved by the Shareholders' Meeting, Mr. Xiao Gang, Mr. Li Lihui and Mr. Li Zaohang were re-elected executive directors, Mr. Zhang Jinghua, Ms Hong Zhihua and Ms Huang Haibo were re-elected non-executive directors and Mr. Anthony Francis Neoh was re-elected independent non-executive director. The terms of office of the aforesaid directors expired in August 2007. They were re-elected at the Shareholders' Meeting to serve another term of three years until the date of the 2010 Annual General Meeting.

Owing to a new appointment, Mr. Hua Qingshan resigned from the positions of executive director and executive vice president on 15 June 2007.

Mr. Yu Erniu, Ms Zhu Yan and Mr. Zhang Xinze's terms of office as non-executive directors expired in August 2007. Owing to changes in job postings and retirement, they did not seek re-election. Their retirement became effective on 23 August 2007.

Reviewed and approved by the Shareholders' Meeting and approved by the China Banking Regulatory Commission, Mr. Lai Haoyi and Mr. Wang Gang started serving as non-executive directors on 23 August 2007, for a term of three years until the date of the 2010 Annual General Meeting.

Reviewed and approved by the Shareholders' Meeting, and approved by the China Banking Regulatory Commission, Mr. Huang Shizhong started serving as independent non-executive director on 23 August 2007, for a term of three years until the date of the 2010 Annual General Meeting.

During the reporting period, the Board of Directors held four meetings (including one extraordinary board meeting) and adopted four written resolutions by voting of telecommunication. The meetings reviewed the proposals concerning the 2006 annual report, 2006 profit distribution plan, first quarter report of 2007, market risk limits, the nomination and appointment of directors, remuneration management measures for senior management members, the re-appointment of external auditors for 2007, amendments to the Articles of Association and procedural rules and a self-evaluation report on the Board of Directors. The Board Meetings also reviewed the external auditor's suggestions regarding the business management of our Bank, feedback from the Management, the regulatory report issued by CBRC and the results of corrective measures taken by our Bank.

The Board of Directors has set up five special committees, namely, the Strategic Development Committee, Audit Committee, Risk Policy Committee, Personnel and Remuneration Committee, and Connected Transaction Control Committee. The five committees directly report to the Board of Directors. The work performance of each special committee during the reporting period is as follows:

Special Committee	**Work Performance**
Strategic Development Committee	The committee held four meetings, in which it mainly reviewed the 2006 profit distribution plan (jointly with the Audit Committee), the strategic risk management policy of BOC (jointly with the Risk Policy Committee) and the procedural rules for the Strategic Development Committee (revised).
Audit Committee	The committee held three meetings, in which it mainly reviewed the 2006 annual report, the 2006 profit distribution plan, the financial report for the first quarter of 2007, a self-evaluation report on internal control, the announcement for disclosing the audit findings issued by the China National Audit Office, the internal audit charter (revised), the procedural rules for the Audit Committee (revised), improvement on internal control, valuation capability and control, and audit findings and cases.
Risk Policy Committee	The committee held three meetings, in which it mainly reviewed proposals relating to market risk limits, the total exposure plan for China Development Bank in 2007, adjustments to the authority of credit approval granted to the President by the Board of Directors, the establishment of a review group under the Risk Policy Committee, the 2006 domestic and foreign currency liquidity risk management report, the risk management core indicators and measures for 2007–2009 and the procedural rules for the Risk Policy Committee (revised).

Personnel and Remuneration Committee	The committee held three meetings, adopted one written resolution by voting of telecommunication, and mainly reviewed the proposals relating to the nomination and appointment of directors, remuneration schemes for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors, and Independent Non-Executive Directors, remuneration management measures for senior management personnel and their implementation plan, 2006 performance appraisal results and the bonus distribution plan for related personnel, performance targets for management in 2007, and the procedural rules for the Personnel and Remuneration Committee (revised).
Connected Transaction Control Committee	The committee held two meetings, in which it mainly reviewed the procedural rules for the Connected Transaction Control Committee (revised), Management Measures on Connected Transactions (revised), Rules for the Implementation of Management Measures on Connected Transactions, the Quarterly Monitoring Report on Connected Transactions and the disclosure of connected transactions in the 2006 annual report.

In the first half of 2007, the Risk Policy Committee completed several key tasks: it improved the management mechanism; adjusted the authority for credit approval granted to the President by the Board of Directors; set up a Review Group under the Risk Policy Committee, which has the responsibility of exercising approval authority on activities involving relatively large levels of risk beyond the approval authority of the Management and urgent credit items during the recess period of the Committee; and improved the reporting mechanism and submitted a more comprehensive risk management report to the directors. The Committee intensified its efforts to guide the Management and raised suggestions for enhancing the management of concentration risk, industry risk, legal risk, operational risk and market risk.

Also in the first half of 2007, the Personnel and Remuneration Committee explored a more comprehensive and effective mechanism of incentive and restriction; reviewed the Remuneration Schemes for the Chairman of the Board of Directors and the Chairman of the Board of Supervisors; and introduced remuneration management measures for senior management personnel, which laid a solid foundation for improving our Bank's remuneration system for senior management and the incentive and restrictive mechanism.

Supervisors and the Board of Supervisors

Approved by the Shareholders' Meeting, Mr. Liu Ziqiang was re-elected Chairman of the Board of Supervisors and Mr. Wang Xueqiang and Mr. Liu Wanming shareholder supervisors, with terms of office of three years. The terms of office will expire on the date of the 2010 Shareholders' Meeting.

The Board of Supervisors consists of five supervisors, comprising three shareholder supervisors (including the Chairman of the Board of Supervisors) and two employee supervisors.

The Board of Supervisors examines and supervises the Bank's operational and financial activities through regular meetings, examination on relevant documents, debrief on management work reports and reports on specific issues. During the reporting period, the Board of Directors submitted its work report to the Shareholders' Meeting.

Senior Management

The Senior Management is the Bank's executive body and reports to the Board of Directors. The President, who is assisted by the Executive Vice-president, heads the senior management team. The principal responsibilities of the President include presiding over the Bank's administrative, business and financial management; implementing resolutions of the Board of Directors; drafting the Bank's business and investment plans; drafting the Bank's basic management rules and specific regulations; nominating other senior management personnel; and determining the Bank's overall remuneration, welfare, rewards and disciplinary measures.

In the first half of 2007, the Senior Management, within the scope of its authority set out in the Articles of Association and delegated by the Board of Directors, promoted the rapid development of the Bank's businesses with the objective of meeting the 2007 performance targets approved by the Board of Directors.

Investor Relations and Information Disclosure

The Board and Senior Management of our Bank attach great importance to investor relations and are committed to ensuring timely, fair, accurate, truthful and complete information disclosure. By means of thorough communication with investors, our Bank aims at promoting the awareness and understanding of our investment proposition by the investment community. The Board and Senior Management highly value the feedback received during direct dialogue with investors and pay close attention to the concerns they raise. In presenting the annual results of the first year after our IPO, our Bank provided comprehensive disclosure in the 2006 annual report, which was designed with great care and received commendation from the investor community. The annual report also received awards by internationally recognized organizations, such as the League of American Communications Professionals. Immediately after the annual results announcement, our Bank organized a global management road show in 11 cities in Europe, the U.S., Japan, Hong Kong and the Mainland and conducted one-on-one or group meetings to brief investors on the business progress achieved after the IPO by our Bank. Moreover, our Bank regularly organizes investor conferences and receives visits by investors. In the first half of 2007, the Senior Management of our Bank held 118 meetings with domestic and overseas institutional investors and analysts. Our Bank also continues to update and improve the IR webpage and enhance the daily two-way exchanges with investors by various means and channels, such as live online broadcasts, email and telephone hotline etc..

Significant Events

Profit Distribution during the Reporting Period

The Annual General Meeting approved the Bank's distribution of a dividend of RMB0.04 (before-tax) per share totaling RMB10.154 billion, after taking into account the appropriation of its profits to statutory reserve and general reserve, amounting to RMB2,283,685,170.09 and RMB4,537,062,364.04 respectively but without discretionary reserve. The dividend distribution has been implemented.

Corporate Governance

For details about the corporate governance of the Bank, please refer to the section on Corporate Governance contained in this report.

Material Litigation and Arbitration Cases

The Bank was involved in certain litigation and arbitration cases in the course of its regular business. After consulting professional law firms, the Management holds that none of the litigation and arbitration cases will have significant adverse impact on the operations of the Bank.

Brief on Purchase and Sale, Merger and Acquisition of Assets

During the reporting period, there were no material cases involving the purchase, sale, merger or acquisition of assets. As at 30 June 2007, the Bank's treasury stock was approximately 16.59 million shares. Please refer to Note II.26(4) to the Financial Statements for detail.

Significant Related Party Transactions

For related party transactions by the end of the reporting period, please refer to Note II.30 to the Financial Statements for detail.

Undertakings

During the reporting period, to the best of our knowledge, there was no breach of material undertakings by BOC or shareholders holding shares of more than 5% (including 5%).

Major Contracts and the Performance thereof

Material Custody, Contracts and Leases

During the reporting period, and except as disclosed, the Bank did not take custody of, sub-contract or lease any material business assets from other companies, or allow its material business assets to be subject to such arrangements.

Guarantee Business

The guarantee business is an off-balance sheet item in the ordinary course of the Bank's business. The Bank operates the guarantee business in a prudent manner and has formulated specific management measures, operational process and approval procedures in accordance with the risks of guarantee business and carried out this business accordingly.

Material Cash Assets of the Bank Entrusted to Others for Management

During the reporting period, and except as disclosed, no material cash assets of our Bank were entrusted to others for management.

Appointment or Termination of External Auditors

Our Bank has appointed PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers Hong Kong as our domestic and international external auditors respectively.

Disciplinary Action regarding our Bank and Directors, Supervisors and Senior Executives

During the reporting period, no director, supervisor or senior management personnel of our Bank was investigated or disciplined by the China Securities Regulatory Commission or publicly reprimanded by the stock exchanges.

There were administrative sanctions imposed on our Bank during the ordinary course of operation. After consultation with legal practitioners, the Management holds that these sanctions have no material impact on our Group's financial position. In June 2007, CBRC published an announcement on sanctions executed against eight banks, which included a sub-branch of our Bank's Shanghai branch, whose loans were used for purposes other than that granted by a customer. The Bank has requested that all branches enforce the regulatory authority's ruling, take strict measures and carry out targeted inspections to prevent loans from entering the stock market. Both the principal and interest of the loan granted by the Shanghai branch were fully repaid in June 2006.

Other Significant Events

The following primary information is in accordance with the Standards Concerning the Contents and Formats of Information Disclosure by Companies Offering Securities to the Public No.3 — Contents and Formats of Interim Report (Revision 2007) promulgated by CSRC.

— Stocks of other Listed Companies and Investment Securities Held by our Group

Stocks of other listed companies held by our Group's subsidiaries BOCHK Group, BOCI, BOCG Insurance and BOCG Investment during their regular business operation.

No.	Stock Code	Company Name	Stock held	Proportion of the total share	Initial investment cost (unit: yuan)	Carrying value at period end (unit: yuan)	Accounting Classification
1	000002 CH	CHINA VANKE	82,531,544	1.44%	849,936,923	1,601,372,369	Held for trading
2	1088 HK	CHINA SHENHUA	86,665,500	2.55%	653,702,363	2,284,821,743	Held for trading and Available-for-sale securities
3	8002 HK	PHOENIX TV	412,000,000	8.33%	379,773,896	750,716,736	Available-for-sale securities
4	0005 HK	HSBC HOLDINGS	2,289,498	0.01%	297,607,178	317,923,222	Held for trading
5	1398 HK	ICBC	94,518,000	0.11%	287,159,548	397,955,776	Held for trading and Available-for-sale securities
6	2006 HK	JINJIANG HOTELS	70,780,000	5.09%	153,260,623	279,320,530	Available-for-sale securities
7	3983 HK	CHINA BLUECHEM	81,860,000	4.62%	153,083,008	339,796,276	Available-for-sale securities
8	600030 CH	CITIC SECURITIES	5,193,150	0.17%	147,741,310	275,125,897	Held for trading
9	600823 CH	SHANGHAI SHIMAO	5,778,586	1.21%	143,497,361	151,423,578	Held for trading
10	600036 CH	CHINA MERCHANTS BANK	7,891,714	0.07%	129,691,021	194,009,880	Held for trading
Other securities investments	—	—	—	—	1,521,562,830,872	1,514,288,242,349	
Total	—	—	—	—	1,524,758,284,103	1,520,880,708,356	—

Note:

(1) Information in this table contains the Group's holding of stocks of other listed companies in respect of long-term equity investments, financial assets available-for-sale and financial assets held for trading. The table lists the top 10 stocks held in descending order of initial investment cost.

(2) Other securities investments refer to investment in equities, bonds (including convertible bonds), funds (including open-ended funds) and warrants other than the top 10 investments listed above.

Equity Investments in Unlisted Financial Companies and Companies with Future Intention to Obtain Listing Held by our Group

Company name	Initial investment cost (unit: yuan)	Stock held	Proportion of the total share	Carrying value at period end (unit: yuan)
Dongfeng Peugeot Citroen Auto Finance Co.,Ltd	234,084,467	—	50.0%	251,431,315
China UnionPay Co., Ltd	90,000,000	90,000,000	5.452%	225,000,000
JCC Financial Co.Ltd	56,831,286	—	20.0%	57,726,414
Hunan Hualing Financial Co.,Ltd	28,325,441	—	10.0%	29,021,652
CJM Insurance Brokers Ltd	730,800	2,000,000	33.3%	4,491,635
Debt Management Company Ltd	16,175	1,660	16.7%	16,175
Total	409,988,169	—	—	567,687,191

Note:

(1) Financial companies include commercial banks, securities firms, insurance companies, trust companies and futures companies

(2) This table is in the descending order of carrying value. Carrying value is after the deduction of impairment loss.

(3) Only holdings of 5% or more are listed.

— Explanation on the Alteration of Business Plan

During the reporting period, except as disclosed, there was no material alteration made to our Bank's business plan.

— Warnings of and explanations for estimation of loss in net profit during the period from the beginning of the year to the end of the following reporting period or substantial change in net profit compared with the same period of the previous year.

Not applicable.

Use of Proceeds from the IPO

All proceeds from the domestic and overseas offerings have been used to strengthen our Bank's capital base.

The Audit Committee

The Audit Committee of the Bank is composed of non-executive directors, including three non-executive directors and four independent non-executive directors. Mr. Patrick de Saint-Aignan, an independent non-executive director, is the Chairman. Ms. Zhu Yan, Ms. Huang Haibo, Mr. Peter Lim Huat Seah, Mr. Anthony Francis Neoh, Mr. William Peter Cooke and Mr. Alberto Togni are members(1)

of the Committee. Based on the principle of independence, the Committee assists the Board of Directors in supervising the Group's financial reports, internal control, internal audit and external audit.

The Audit Committee has reviewed the interim results of the Bank. The Bank's external auditors have carried out a review of the interim financial statements in accordance with International Standards on Review Engagements No. 2410. The Audit Committee has discussed matters of the accounting standards and practices adopted by the financial statements, internal control and financial reporting.

Note:

(1) Ms Zhu Yan retired from office upon the expiration of her term of office on 23 August 2007. The Board of Directors passed a resolution to adjust the membership of the Audit Committee, appointing Mr. Huang Shizhong as the Vice Chairman of the Audit Committee and Mr. Wang Gang as a member of the Audit Committee.

Rights to Acquire Shares of Directors and Supervisors

On 5 July 2002, BOCHK (BVI), which directly holds a controlling stake in BOCHK Holdings, granted options to the following director according to a Pre-listing Share Option Scheme. With the options, the director is allowed to purchase the existing issued shares of BOCHK Holdings from BOCHK (BVI) at an exercise price of HKD8.50 per share. BOCHK Holdings is a subsidiary of the Bank and listed on the Stock Exchange of Hong Kong Limited (Hong Kong Stock Exchange). These options are granted within four years starting as of 25 July 2002, with a valid exercise period of 10 years.

The following table shows the outstanding options granted to the director according to the above-said Pre-listing Share Option Scheme as at 30 June 2007:

				Number of Options					
	Grant date	Exercise price per share (HKD)	Exercisable period	Options granted on 5 July 2002	Balance as at 1 January 2007	Options exercised in the period	Options abandoned in the period	Options nullified in the period	Balance as at 30 June 2007
Li Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	—	—	—	1,446,000

Note: On 15 June 2007, Mr. Hua Qingshan resigned from the post of executive director of the Bank. According to the terms of the Pre-listing Share Option Scheme, the options of 1,446,000 shares granted to Mr. Hua Qingshan on 5 July 2002 can be exercised within three months after resignation.

Save as disclosed above, our Bank and holding companies, subsidiaries or fellow subsidiaries reached no arrangement within the reporting period to enable directors, supervisors or their spouses or children below the age of 18 to benefit from the purchase of shares or bonds from the Bank or any other legal entity.

Rights and Interests of Directors and Supervisors in Shares, Underlying Shares and Debentures

Save as disclosed above, as at 30 June 2007, the Bank's directors and supervisors did not hold any interests or short positions in the shares, underlying shares or debentures of the Bank or its associated corporations (as defined according to the Part XV of the Securities and Futures Ordinance of Hong Kong), which, in accordance with Section 352 of the Ordinance, should be recorded in the Register required to be kept, or, in accordance with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Hong Kong Listing Rules, should be notified to the Bank and the Hong Kong Stock Exchange.

Compliance with the Code on Corporate Governance Practices of the Listing Rules of the Hong Kong Stock Exchange

Pursuant to the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules, the Bank continuously improved relevant rules and regulations concerning corporate governance and has fully complied with the provisions of the Code and most of the best practices recommended therein.

Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Bank has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Hong Kong Listing Rules governing securities transactions by directors and supervisors. The Bank has made specific enquiry to all directors and supervisors on this matter, all of whom confirmed that they have observed the relevant provisions of the Code within the reporting period.

Compliance with International Accounting Standard No. 34 (IAS 34)

The 2007 interim financial statements of the Bank are prepared in accordance with IAS 34 — Interim Financial Reporting.

Interim Report

This interim report is available in both Chinese and English. You may write to the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited (address: Units 1806–1807, 18/F, Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong) to ask for the interim report prepared under IFRS or go to the Bank's business locations for copies prepared under CAS. This interim report in both Chinese and English is also available at the following websites: www.boc.cn, www.sse.com.cn, and www.hkex.com.hk.

Should there be any queries about how to obtain copies of this interim report or access the document on our Bank's website, please dial our Bank's hotlines at: (852) 28628633 or 8610-66596688.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone +852 2289 8888
Facsimile +852 2810 9888
pwchk.com

Report on Review of Interim Financial Information

To the Board of Directors of Bank of China Limited
(Incorporated in the People's Republic of China with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 78 to 130, which comprises the condensed consolidated balance sheets of Bank of China Limited (the "Bank") and its subsidiaries (together, the "Group") as at 30 June 2007 and the related condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting". The directors of the Bank are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 23 August 2007

CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2007

(Amount in millions of Renminbi, unless otherwise stated)

	Notes	For the six month period ended 30 June 2007 (unaudited)	2006 (unaudited)
Interest income	II.2	122,503	100,124
Interest expense	II.2	(51,476)	(45,301)
Net interest income		71,027	54,823
Fee and commission income	II.3	13,388	8,166
Fee and commission expense	II.3	(1,624)	(1,325)
Net fee and commission income		11,764	6,841
Net trading (losses)/gains	II.4	(1,252)	557
Net (losses)/gains on investment securities	II.5	(171)	64
Other operating income	II.6	7,263	7,218
Impairment losses on loans and advances		(5,244)	(5,479)
Operating expenses	II.7	(33,072)	(29,686)
Operating profit		50,315	34,338
Share of results of associates and joint ventures		605	371
Profit before income tax		50,920	34,709
Income tax expense	II.9	(18,538)	(12,458)
Profit for the period		32,382	22,251
Attributable to:			
Equity holders of the Bank		29,543	19,477
Minority interest		2,839	2,774
		32,382	22,251
Earnings per share for profit attributable to the equity holders of the Bank during the period (Expressed in Renminbi per ordinary share)			
— Basic and diluted	II.10	0.12	0.09

The accompanying notes form an integral part of these financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT 30 JUNE 2007

(Amount in millions of Renminbi, unless otherwise stated)

	Notes	As at 30 June 2007 (unaudited)	As at 31 December 2006 (audited)
ASSETS			
Cash and due from banks	II.11	41,115	39,812
Balances with central banks	II.12	484,436	379,631
Placements with banks and other financial institutions	II.13	438,614	399,138
Government certificates of indebtedness for bank notes issued		35,203	36,626
Precious metals		39,575	42,083
Trading assets and other financial instruments at fair value through profit or loss	II.14	153,854	115,828
Derivative financial instruments	II.15	33,523	24,837
Loans and advances to customers, net	II.16	2,572,198	2,337,726
Investment securities	II.17		
— available-for-sale		915,470	815,178
— held-to-maturity		445,150	461,140
— loans and receivables		430,586	500,336
Investment in associates and joint ventures		6,406	5,931
Property and equipment	II.19	83,814	86,200
Investment property		9,584	8,221
Deferred income tax assets	II.25	17,916	21,396
Other assets		126,447	53,570
Total assets		5,833,891	5,327,653

The accompanying notes form an integral part of these financial statements.

	Notes	As at 30 June 2007 (unaudited)	As at 31 December 2006 (audited)
LIABILITIES			
Due to banks and other financial institutions		319,183	178,777
Due to central banks		55,980	42,374
Bank notes in circulation		35,248	36,823
Certificates of deposits and placements from banks and other financial institutions		225,904	146,908
Derivative financial instruments and liabilities at fair value through profit or loss	II.20	101,767	113,048
Due to customers	II.21	4,351,067	4,091,118
Bonds issued	II.22	60,445	60,173
Other borrowings		56,351	63,398
Current tax liabilities		15,380	18,149
Retirement benefit obligations		7,001	7,444
Deferred income tax liabilities	II.25	2,941	3,029
Other liabilities	II.23	177,159	153,456
Total liabilities		5,408,426	4,914,697
EQUITY			
Capital and reserves attributable to equity holders of the Bank			
Share capital		253,839	253,839
Capital reserve		66,555	66,617
Statutory reserves	II.26	10,642	10,380
General and regulatory reserves	II.26	14,180	13,934
Undistributed profits		57,414	38,425
Reserve for fair value changes of available-for-sale securities		(2,779)	2,009
Currency translation differences		(4,278)	(2,071)
Treasury shares	II.26	(61)	(216)
		395,512	382,917
Minority interest		29,953	30,039
Total equity		425,465	412,956
Total equity and liabilities		5,833,891	5,327,653

Approved by the Board of Directors on 23 August 2007 and signed on behalf of the Board by:

Xiao Gang
Director

Li Lihui
Director

The accompanying notes form an integral part of these financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2007

(Amount in millions of Renminbi, unless otherwise stated)

		Unaudited									
		Attributable to equity holders of the Bank									
	Notes	Share capital	Capital reserve	Statutory reserves	General and regulatory reserves	Undistributed profits	Reserve for fair value changes of available-for-sale securities	Currency translation differences	Treasury shares	Minority interest	Total
Balance at 1 January 2007		253,839	66,617	10,380	13,934	38,425	2,009	(2,071)	(216)	30,039	412,956
Profit for the period		–	–	–	–	29,543	–	–	–	2,839	32,382
Appropriation to statutory reserves	II.26	–	–	262	–	(262)	–	–	–	–	–
Appropriation to general reserve and regulatory reserve	II.26	–	–	–	246	(246)	–	–	–	–	–
Net change in fair value of available-for-sale securities, net of tax		–	–	–	–	–	(4,788)	–	–	(180)	(4,968)
Exercise of subsidiary share options		–	–	–	–	–	–	–	–	13	13
Dividends	II.26	–	–	–	–	(10,154)	–	–	–	(1,817)	(11,971)
Translation differences		–	–	–	–	–	–	(2,207)	–	(941)	(3,148)
Net change in treasury shares	II.26	–	–	–	–	–	–	–	155	–	155
Others		–	(62)	–	–	108	–	–	–	–	46
Balance at 30 June 2007		253,839	66,555	10,642	14,180	57,414	(2,779)	(4,278)	(61)	29,953	425,465

The accompanying notes form an integral part of these financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2006

(Amount in millions of Renminbi, unless otherwise stated)

		Unaudited									
		Attributable to equity holders of the Bank									
	Notes	Share capital	Capital reserve	Statutory reserves	General and regulatory reserves	Undistributed profits	Reserve for fair value changes of available-for-sale securities	Currency translation differences	Treasury shares	Minority interest	Total
Balance at 1 January 2006		209,427	(5,954)	5,987	5,109	10,188	1,899	(237)	—	29,100	255,519
Profit for the period		—	—	—	—	19,477	—	—	—	2,774	22,251
Issue of ordinary shares		44,412	72,567	—	—	—	—	—	—	—	116,979
Appropriation to statutory reserve	II.26	—	—	2,108	—	(2,108)	—	—	—	—	—
Appropriation to general and regulatory reserves	II.26	—	—	—	4,291	(4,291)	—	—	—	—	—
Net change in fair value of available-for-sale securities, net of tax		—	—	—	—	—	(5,502)	—	—	(284)	(5,786)
Exercise of subsidiary share options		—	—	—	—	—	—	—	—	(52)	(52)
Dividends		—	—	—	—	(1,375)	—	—	—	(1,891)	(3,266)
Translation differences		—	—	—	—	—	—	(251)	—	(312)	(563)
Others		—	—	—	(2)	2	—	—	—	—	—
Balance at 30 June 2006		253,839	66,613	8,095	9,398	21,893	(3,603)	(488)	—	29,335	385,082
Profit for the period		—	—	—	—	23,353	—	—	—	2,660	26,013
Appropriation to statutory reserve	II.26	—	—	2,285	—	(2,285)	—	—	—	—	—
Appropriation to general and regulatory reserves	II.26	—	—	—	4,537	(4,537)	—	—	—	—	—
Net change in fair value of available-for-sale securities, net of tax		—	—	—	—	—	5,612	—	—	317	5,929
Exercise of subsidiary share options		—	—	—	—	—	—	—	—	85	85
Dividends		—	—	—	—	—	—	—	—	(1,500)	(1,500)
Translation differences		—	—	—	—	—	—	(1,583)	—	(775)	(2,358)
Net change in treasury shares	II.26	—	—	—	—	—	—	—	(216)	—	(216)
Others		—	4	—	(1)	1	—	—	—	(83)	(79)
Balance at 31 December 2006		253,839	66,617	10,380	13,934	38,425	2,009	(2,071)	(216)	30,039	412,956

The accompanying notes form an integral part of these financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2007

(Amount in millions of Renminbi, unless otherwise stated)

	Notes	For the six month period ended 30 June 2007 (unaudited)	2006 (unaudited)
Cash flows from operating activities			
Profit before income tax		50,920	34,709
Adjustments:			
Impairment losses on loans and advances		5,244	5,479
Impairment losses on investment securities and other assets		1,166	418
Depreciation of property and equipment		2,718	2,503
Amortization of intangible assets and other assets		620	337
Net gains on disposal of property and equipment and other long-term assets		(88)	(70)
Net gains on disposal of investments in subsidiaries, associates and joint ventures		(28)	(138)
Share of results of associates and joint ventures		(605)	(371)
Interest expense arising from bonds issued		1,448	1,384
Net changes in operating assets and liabilities:			
Net increase in balances with central banks		(88,780)	(18,820)
Net (increase)/decrease in due from banks and placements with banks and other financial institutions		(44,597)	15,392
Net increase in loans and advances to customers		(239,716)	(170,992)
Net increase in investment securities		(120,678)	(309,892)
Net decrease in precious metals		2,516	(12,285)
Net increase in other assets		(48,977)	(10,513)
Net increase in due to banks and other financial institutions		140,406	37,205
Net increase in due to central banks		13,606	440
Net increase/(decrease) in certificates of deposits and placements from banks and other financial institutions		78,996	(21,746)
Net increase in due to customers		259,949	348,974
Net decrease in other borrowings		(7,047)	(2,542)
Net decrease in other liabilities		(5,185)	(1,782)
Net cash from operating activities		1,888	(102,310)
Income tax paid		(15,997)	(15,279)
Net cash outflow from operating activities		(14,109)	(117,589)

The accompanying notes form an integral part of these financial statements.

	Notes	For the six month period ended 30 June 2007 (unaudited)	2006 (unaudited)
Cash flows from investing activities			
Proceeds from disposal of property and equipment, intangible assets and other long-term assets		1,972	625
Proceeds from disposal of investments in subsidiaries, associates and joint ventures		56	21
Dividends received		138	20
Purchase of property and equipment, intangible assets and other long-term assets		(4,625)	(2,190)
Payment for increase of investments in subsidiaries, associates and joint ventures		(74)	(84)
Net cash outflow from investing activities		(2,533)	(1,608)
Net cash outflow before financing activities		(16,642)	(119,197)
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		—	117,423
Cash received from issuance of bonds		276	—
Proceeds from minority equity holders of subsidiaries		13	86
Proceeds from sales of treasury shares		155	—
Payment of interest on bonds issued		(1,468)	(1,379)
Dividends paid to equity holders of the Bank		—	(1,375)
Dividends paid to minority interest		(1,817)	(1,891)
Payment of share issuance costs		—	(238)
Net cash (outflow)/inflow from financing activities		(2,841)	112,626
Effect of exchange rate changes on cash and cash equivalents		(10,445)	(1,068)
Net decrease in cash and cash equivalents		(29,928)	(7,639)
Cash and cash equivalents as of 1 January		519,944	397,112
Cash and cash equivalents as of 30 June	II.29	490,016	389,473

The accompanying notes form an integral part of these financial statements.

(Amount in millions of Renminbi, unless otherwise stated)

I BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard No. 34 Interim Financial Reporting ("IAS 34") and should be read in conjunction with the 2006 annual financial statements.

The principal accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those used in the Group's accounts for the year ended 31 December 2006.

On 1 January 2007, the Group adopted IFRIC 9, Reassessment of Embedded Derivatives and IFRIC 10, Interim Financial Reporting and Impairment. The application of these interpretations had no material effect on the Group's operating results or financial position.

(1) Standards mandatory for financial year ending 31 December 2007

- IFRS 7, Financial Instruments: Disclosures and IAS 1, Presentation of Financial Statements — Capital Disclosures (Amendment), are effective for annual periods beginning on or after 1 January 2007. IFRS 7 introduces certain new disclosures relating to financial instruments while incorporating many of the requirements presently in IAS 32. IFRS 7 will supersede IAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and the disclosure requirements of IAS 32 Financial Instruments: Disclosure and Presentation. The Group has assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the key impact will be more qualitative and quantitative disclosures primarily related to fair value measurement and risk management. The adoption of this standard will have no effect on the Group's results of operations or financial position. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

(2) Standard and interpretations that are not yet effective and have not been early adopted by the Group

- IFRS 8, Operating Segments is effective for annual periods beginning on or after 1 January 2009. IFRS 8 supersedes IAS 14, Segment Reporting, under which segments were identified and reported on the basis of a risk and return analysis. Items were reported on the basis of the accounting policies used for external reporting. Under IFRS 8, segments are components of an entity regularly reviewed by an entity's chief operating decision-maker. Items are reported based on internal reporting. This interpretation is not expected to have a material effect on the Group's operating results or financial position.

I BASIS OF PRESENTATION AND ACCOUNTING POLICIES (Continued)

(2) Standard and interpretations that are not yet effective and have not been early adopted by the Group (Continued)

- IFRIC 11, IFRS 2 — Group and Treasury Share Transactions is effective for annual periods beginning on or after 1 March 2007 and clarifies the accounting by a subsidiary when its employees receive shares of its parent as equity-settled or cash-settled transactions. It also addresses the accounting for share-based payment transactions involving two or more entities within one group. This interpretation is not expected to have a material effect on the Group's operating results or financial position.

- IFRIC 13 — Customer Loyalty Programmes is effective for annual periods beginning on or after 1 July 2008 and addresses accounting by entities that grant loyalty award credits (such as "points" or travel miles) to customers as incentive to buy their goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services ("awards") to customers who redeem award credits. This interpretation is not expected to have a material effect on the Group's operating results or financial position.

The preparation of the unaudited condensed consolidated financial statements in conformity with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are consistent with those disclosed in our annual financial statements for the year ended 31 December 2006.

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 Segment information

The Group's businesses operate in three principal geographical areas: the Chinese Mainland, Hong Kong and Macau, and other overseas locations. Other significant overseas locations include New York, London, Singapore and Tokyo. Within Hong Kong and Macau, BOCHK Holdings and its subsidiaries, collectively referred to as BOC Hong Kong Group, account for the majority of the Group's overseas operating activities.

The geographical analysis of revenues, segment results, segment assets, segment liabilities and capital expenditure reflects the process through which the Group's operating activities are managed. In accordance with the Group's organizational structure and its internal financial reporting process, the Group has determined that geographical segments should be presented as its primary segment.

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

Interest and fee income, total assets, total liabilities, credit commitments and capital expenditure have generally been based on the country in which the branch or subsidiary is located.

For the six month period ended 30 June 2007	Chinese Mainland	Hong Kong & Macau BOC Hong Kong Group	Hong Kong & Macau Others	Hong Kong & Macau Sub-total	Other overseas locations	Elimination	Total
Interest income	97,310	21,122	2,725	23,847	4,747	(3,401)	122,503
Interest expense	(36,550)	(12,232)	(2,373)	(14,605)	(3,722)	3,401	(51,476)
Net interest income	60,760	8,890	352	9,242	1,025	—	71,027
Fee and commission income	8,411	3,291	1,245	4,536	499	(58)	13,388
Fee and commission expense	(386)	(749)	(466)	(1,215)	(81)	58	(1,624)
Net fee and commission income	8,025	2,542	779	3,321	418	—	11,764
Net trading (losses)/gains	(1,651)	(31)	442	411	(12)	—	(1,252)
Net (losses)/gains on investment securities	(543)	2	364	366	6	—	(171)
Other operating income	680	3,495	2,720	6,215	393	(25)	7,263
Impairment (losses)/write back on loans and advances	(5,163)	166	(199)	(33)	(48)	—	(5,244)
Operating expenses	(24,545)	(5,949)	(1,881)	(7,830)	(722)	25	(33,072)
Operating profit	37,563	9,115	2,577	11,692	1,060	—	50,315
Share of results of associates and joint ventures	—	(2)	607	605	—	—	605
Profit before income tax	37,563	9,113	3,184	12,297	1,060	—	50,920
Income tax expense	(16,489)	(1,591)	(252)	(1,843)	(206)	—	(18,538)
Profit for the period	21,074	7,522	2,932	10,454	854	—	32,382
As at 30 June 2007							
Segment assets	4,598,980	1,008,625	166,804	1,175,429	210,047	(156,971)	5,827,485
Investments in associates and joint ventures	1	54	6,351	6,405	—	—	6,406
Total assets	4,598,981	1,008,679	173,155	1,181,834	210,047	(156,971)	5,833,891
Segment liabilities	(4,287,026)	(927,836)	(149,894)	(1,077,730)	(200,569)	156,899	(5,408,426)
Other segment items:							
Credit commitments	898,029	194,993	17,470	212,463	55,945	(52,495)	1,113,942
For the six month period ended 30 June 2007							
Depreciation and amortization	2,512	300	471	771	55	—	3,338
Capital expenditure	2,156	280	2,180	2,460	10	—	4,626

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

For the six month period ended 30 June 2006	Chinese Mainland	Hong Kong & Macau: BOC Hong Kong Group	Hong Kong & Macau: Others	Hong Kong & Macau: Sub-total	Other overseas locations	Elimination	Total
Interest income	76,715	20,075	2,276	22,351	3,426	(2,368)	100,124
Interest expense	(31,368)	(12,235)	(1,489)	(13,724)	(2,581)	2,372	(45,301)
Net interest income	45,347	7,840	787	8,627	845	4	54,823
Fee and commission income	4,617	2,335	1,296	3,631	433	(515)	8,166
Fee and commission expense	(392)	(611)	(306)	(917)	(46)	30	(1,325)
Net fee and commission income	4,225	1,724	990	2,714	387	(485)	6,841
Net trading (losses)/gains	(229)	677	336	1,013	(227)	—	557
Net gains/(losses) on investment securities	115	(9)	(40)	(49)	(2)	—	64
Other operating income	822	4,270	2,110	6,380	33	(17)	7,218
Impairment (losses)/write back on loans and advances	(6,473)	664	212	876	118	—	(5,479)
Operating expenses	(21,722)	(6,182)	(1,112)	(7,294)	(702)	32	(29,686)
Operating profit	22,085	8,984	3,283	12,267	452	(466)	34,338
Share of results of associates and joint ventures	—	—	455	455	—	(84)	371
Profit before income tax	22,085	8,984	3,738	12,722	452	(550)	34,709
Income tax expense	(10,809)	(1,469)	(241)	(1,710)	(142)	203	(12,458)
Profit for the period	11,276	7,515	3,497	11,012	310	(347)	22,251
As at 31 December 2006							
Segment assets	4,220,394	926,023	152,125	1,078,148	214,766	(191,586)	5,321,722
Investments in associates and joint ventures	1	59	5,871	5,930	—	—	5,931
Total assets	4,220,395	926,082	157,996	1,084,078	214,766	(191,586)	5,327,653
Segment liabilities	(3,921,219)	(844,984)	(135,405)	(980,389)	(204,675)	191,586	(4,914,697)
Other segment items:							
Credit commitments	884,607	188,664	14,812	203,476	61,297	(61,558)	1,087,822
For the six month period ended 30 June 2006							
Depreciation and amortization	2,424	275	90	365	51	—	2,840
Capital expenditure	1,800	296	15	311	79	—	2,190

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

Business segments comprise the Group's secondary segment. The Group provides services through six main business segments: corporate banking, personal banking, treasury operations, investment banking, insurance and other operations. Segment revenue, segment results, segment assets and capital expenditure presented in business segments include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Funding is provided to and from individual business segments through treasury operations as part of the asset and liability management process. The pricing of these transactions is based on market deposit and lending rates, adjusted for pre-determined margins. These margins reflect differentiation based on product features and maturity. The transactions are eliminated on consolidation.

Corporate banking — providing services to corporate customers including current accounts, deposits, overdrafts, lending, trade related products and other credit facilities, custody, foreign currency and derivative products.

Personal banking — providing services to retail customers including current accounts, savings, deposits, investment savings products, credit and debit cards, consumer loans and mortgages.

Treasury operations — consisting of foreign exchange transactions, customer-based interest rate and foreign exchange derivative transactions, money market transactions, proprietary trading and asset-liability management. The results of this segment include the inter-segment funding income and expenses, resulting from interest bearing assets and liabilities; and foreign currency translation gains and losses.

Investment banking — consisting of debt and equity underwriting and financial advisory services, sales and trading of securities, stock brokerage, investment research and asset management services, and private equity investment services.

Insurance — underwriting of general and life insurance business and insurance agency services.

Other operations of the Group comprise investment holding and other miscellaneous activities, none of which constitute a separately reportable segment.

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1 Segment information (Continued)

For the six month period ended 30 June 2007	Corporate banking	Personal banking	Treasury operations	Investment banking	Insurance	Others	Elimination	Total
Interest income	54,464	46,965	48,150	511	394	215	(28,196)	122,503
Interest expense	(23,773)	(26,262)	(27,661)	(353)	—	(1,623)	28,196	(51,476)
Net interest income/(expense)	30,691	20,703	20,489	158	394	(1,408)	—	71,027
Fee and commission income	6,808	5,165	544	967	1	114	(211)	13,388
Fee and commission expense	(166)	(859)	(80)	(344)	(262)	(93)	180	(1,624)
Net fee and commission income/(expense)	6,642	4,306	464	623	(261)	21	(31)	11,764
Net trading gains/(losses)	2,294	1,403	(4,930)	317	(368)	32	—	(1,252)
Net (losses)/gains on investment securities	—	—	(536)	—	—	365	—	(171)
Other operating income	13	244	2	38	3,531	4,107	(672)	7,263
Impairment losses on loans and advances	(4,368)	(632)	—	(244)	—	—	—	(5,244)
Operating expenses	(12,934)	(11,543)	(4,989)	(293)	(3,141)	(875)	703	(33,072)
Operating profit	22,338	14,481	10,500	599	155	2,242	—	50,315
Share of results of associates and joint ventures	—	—	—	323	53	280	(51)	605
Profit before income tax	22,338	14,481	10,500	922	208	2,522	(51)	50,920
Income tax expense								(18,538)
Profit for the period								32,382
As at 30 June 2007								
Segment assets	1,954,425	765,007	2,988,113	37,899	22,113	102,950	(43,022)	5,827,485
Investments in associates and joint ventures	—	—	—	1,185	252	4,969	—	6,406
Total assets	1,954,425	765,007	2,988,113	39,084	22,365	107,919	(43,022)	5,833,891
For the six month period ended 30 June 2007								
Capital expenditure	719	792	38	19	134	2,924	—	4,626

1 Segment information (Continued)

For the six month period ended 30 June 2006	Corporate banking	Personal banking	Treasury operations	Investment banking	Insurance	Others	Elimination	Total
Interest income	45,488	42,693	38,537	289	269	191	(27,343)	100,124
Interest expense	(18,727)	(25,610)	(27,175)	(270)	(19)	(847)	27,347	(45,301)
Net interest income/(expense)	26,761	17,083	11,362	19	250	(656)	4	54,823
Fee and commission income	3,325	3,845	458	1,143	1	113	(719)	8,166
Fee and commission expense	(179)	(678)	(108)	(205)	(278)	(104)	227	(1,325)
Net fee and commission income/(expense)	3,146	3,167	350	938	(277)	9	(492)	6,841
Net trading gains/(losses)	1,813	976	(2,033)	231	(428)	(3)	1	557
Net gains/(losses) on investment securities	—	—	101	—	—	(37)	—	64
Other operating income	29	93	34	6	4,558	3,158	(660)	7,218
Impairment losses on loans and advances	(4,639)	(835)	—	(5)	—	—	—	(5,479)
Operating expenses	(10,916)	(10,640)	(3,909)	(229)	(3,714)	(959)	681	(29,686)
Operating profit	16,194	9,844	5,905	960	389	1,512	(466)	34,338
Share of results of associates and joint ventures	—	—	—	149	—	306	(84)	371
Profit before income tax	16,194	9,844	5,905	1,109	389	1,818	(550)	34,709
Income tax expense								(12,458)
Profit for the period								22,251
As at 31 December 2006								
Segment assets	1,795,152	687,553	2,725,362	22,755	19,933	108,722	(37,755)	5,321,722
Investments in associates and joint ventures	—	—	—	911	244	4,844	(68)	5,931
Total assets	1,795,152	687,553	2,725,362	23,666	20,177	113,566	(37,823)	5,327,653
For the six month period ended 30 June 2006								
Capital expenditure	416	782	31	6	2	953	—	2,190

1 Segment information (Continued)

With effect from 1st January 2007, the Group revised its basis in allocating segment operating expense in respect of the cost of retail counter staff and sales department staff between the Corporate banking and Personal banking segments to better reflect its business segment operating profit.

The effect of the change in basis of staff cost allocation between Corporate Banking and Personal Banking segments for the six month period ended 30 June 2006 is summarized below:

For the six month period ended 30 June 2006	Corporate banking	Personal banking	Treasury operations	Other business segments	Total
Operating Expenses — Original	(9,623)	(11,933)	(3,909)	(4,221)	(29,686)
Operating Expenses — Restated	(10,916)	(10,640)	(3,909)	(4,221)	(29,686)
Effect of Change	(1,293)	1,293	—	—	—
Operating Profit — Original	17,487	8,551	5,905	2,395	34,338
Operating Profit — Restated	16,194	9,844	5,905	2,395	34,338
Effect of Change	(1,293)	1,293	—	—	—

2 Net interest income

	For the six month period ended 30 June	
	2007	2006
Interest income		
Loans and advances to customers	73,135	60,707
Investment securities	36,580	30,652
Due from banks and other financial institutions	12,788	8,765
Sub-total	122,503	100,124
Interest expense		
Due to customers	(42,703)	(38,887)
Due to banks and other financial institutions	(6,502)	(4,122)
Other borrowed funds	(2,271)	(2,292)
Sub-total	(51,476)	(45,301)
Net interest income	71,027	54,823

2 Net interest income (Continued)

Included in interest income is RMB142 million and RMB269 million related to the unwinding of the discount on the allowance for identified impaired loans for the six month period ended 30 June 2007 and 2006 respectively.

3 Net fee and commission income

	For the six month period ended 30 June	
	2007	2006
Agency commissions	5,354	2,201
Settlement and clearing fees	2,220	1,794
Credit commitment fees	1,874	1,438
Bank card fees	1,753	1,365
Custodian and other fiduciary service fees	485	248
Others	1,702	1,120
Fee and commission income	13,388	8,166
Fee and commission expense	(1,624)	(1,325)
Net fee and commission income	11,764	6,841

4 Net trading (losses)/gains

	For the six month period ended 30 June	
	2007	2006
Net (losses)/gains from foreign exchange and foreign exchange products[1]	(1,240)	1,418
Net gains from precious metal transactions	105	136
Net losses from interest rate instruments	(568)	(1,183)
Net gains from trading equity securities	394	180
Others	57	6
Total	(1,252)	557

(1) The net (losses)/gains from foreign exchange and foreign exchange products include spread income earned on foreign exchange transactions business, realized and unrealized gains/losses of foreign exchange derivatives, and exchange differences arising from the retranslation of foreign currency denominated monetary assets and liabilities.

4 Net trading (losses)/gains (Continued)

The net (losses)/gains from foreign exchange and foreign exchange products during the six month period ended 30 June 2007 included foreign currency derivative costs of RMB4,961 million in support of the Bank's increased foreign currency activities.

5 Net (losses)/gains on investment securities

	For the six month period ended 30 June	
	2007	2006
De-recognition of available-for-sale securities	984	97
Provision for impairment losses (Note II.17(1))	(1,155)	(33)
Total	(171)	64

6 Other operating income

	For the six month period ended 30 June	
	2007	2006
Insurance premiums		
— Long term insurance contracts	2,892	3,600
— General insurance contracts	646	686
Aircraft leasing income[(1)]	1,078	—
Changes in fair value of investment properties	1,175	606
Dividend income	136	18
Gains on disposal of subsidiaries and associates	28	138
Gains on disposal of property and equipment and other assets	104	70
Others	1,204	2,100
Total	7,263	7,218

(1) Aircraft leasing income relates to aircraft rental income of a subsidiary of the Group, BOC Aviation Private Limited.

7 Operating expenses

	For the six month period ended 30 June	
	2007	2006
Staff costs (Note II.8)	15,058	13,093
General operating and administrative expenses[1]	7,402	6,681
Depreciation and amortization	3,338	2,840
Business and other taxes	3,902	2,987
Insurance benefits and claims		
— Long term insurance contracts	2,593	3,099
— General insurance contracts	295	324
Provision for litigation losses	(1)	385
Other expenses	485	277
Total	33,072	29,686

(1) Included in general operating and administrative expenses are operating lease rental expenses of RMB936 million and RMB820 million during the six month period ended 30 June 2007 and 30 June 2006, respectively.

8 Staff costs

	For the six month period ended 30 June	
	2007	2006
Salaries and benefits	11,780	9,748
Defined contribution plans[1]	1,388	1,495
Retirement benefits[2]	44	347
Housing funds	729	626
Other social security costs	521	415
Others	596	462
Total	15,058	13,093

(1) In 2005, the Bank established the Annuity Plan, a defined contribution plan, in addition to local labor and social security bureau contribution plan. During the six month period ended 30 June 2007 and 30 June 2006, the Bank contributed RMB241 million and RMB478 million to the Annuity Plan respectively.

Contributions to defined contribution plans for the six month period ended 30 June 2007 and 2006 include the effect of deductions of forfeited contributions due to the resignation of employees from overseas branches and subsidiaries of RMB8.02 million and RMB12.00 million, respectively.

8 Staff costs (Continued)

(2) The amounts of retirement benefit costs recognized in the income statement in relation to the Bank's defined benefits payable to certain retired and early retired employees are as follow

	For the six month period ended 30 June	
	2007	2006
Interest cost	128	159
Actuarial (gains)/losses	(84)	188
Total	44	347

9 Income tax expense

	For the six month period ended 30 June	
	2007	2006
Current income tax		
Chinese Mainland income tax	11,200	10,594
Hong Kong profits tax	1,579	1,330
Overseas taxation	408	212
	13,187	12,136
Deferred income tax (Note II.25)	5,351	322
	18,538	12,458

The provision for Chinese Mainland income tax is calculated based on the statutory rate of 33% of the assessable income of the Bank and each of the subsidiaries established in Chinese Mainland as determined in accordance with the relevant PRC income tax rules and regulations for each of the six month periods ended 30 June 2007 and 2006. In addition, the Bank's overseas operations are subject to supplementary PRC tax at tax rate determined by the relevant PRC Authority.

The Group's operations in Hong Kong are subject to Hong Kong profits tax at the rate of 17.5% on the estimated assessable income for each of the six month periods ended 30 June 2007 and 2006.

Taxation on overseas profits has been calculated on the estimated assessable profit at the rates of taxation prevailing in the countries or regions in which the Group operates.

9 Income tax expense (Continued)

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the basic domestic tax rate of the Bank as follows:

	For the six month period ended 30 June	
	2007	2006
Profit before income tax	50,920	34,709
Tax calculated at 33%	16,804	11,454
Effect of different tax rates in overseas operations	(2,069)	(1,999)
Supplementary tax on overseas income paid in the PRC	1,178	1,688
Income not subject to tax(1)	(1,345)	(1,263)
Expenses not deductible for tax purposes(2)	160	2,899
Effect of change in tax rate to deferred income tax(3)	4,178	—
Tax adjustments relating to prior year's items	(789)	(350)
Others	421	29
Income tax expense	18,538	12,458

(1) It mainly comprised the interest income from the PRC treasury bills.

(2) For the period ended 30 June 2006, non-deductible expenses primarily include staff salary costs in excess of those deductible under the relevant PRC tax regulations. In accordance with the approval of the Ministry of Finance ("MOF") and the State Administration of Taxation ("SAT") obtained, management estimated that its domestic salary costs for the six month period ended 30 June 2007 are deductible for Chinese Mainland income tax purposes as the criteria imposed by the MOF and SAT in respect of the Bank's operating profitability and labour productivity can be fulfilled based on the Bank's financial results during the six month period ended 30 June 2007.

(3) On 16 March 2007, the National People's Congress approved the new PRC Enterprise Income Tax Law. This legislation will reduce the enterprise income tax rate for domestic enterprises from 33% to 25% with effect from January 2008. In accordance with International Accounting Standards (No. 12), the Group remeasured its net deferred tax assets of the domestic operations as at the date of pronouncement of the new Income Tax Law to reflect future realisation at the newly enacted tax rate of 25% and thereby increased the tax expenses by RMB4,178 million.

10 Earnings per share (Basic and diluted)

Basic and diluted earnings per share were computed by dividing the profit attributable to the equity holders of the Bank for the six month period ended 30 June 2007 and 30 June 2006 by the weighted average number of ordinary shares in issue during the period.

10 Earnings per share (Basic and diluted) (Continued)

The Group had no dilutive potential ordinary shares for the six month period ended 30 June 2007 and 30 June 2006.

	For the six month period ended 30 June	
	2007	2006
Profit attributable to equity holders of the Bank	29,543	19,477
Weighted average number of ordinary shares in issue (in millions)	253,810	218,002
Basic and diluted earnings per share (in RMB)	0.12	0.09

11 Cash and due from banks

	As at 30 June 2007	As at 31 December 2006
Cash	31,449	31,110
Due from banks	9,666	8,702
Total	41,115	39,812

12 Balances with central banks

	As at 30 June 2007	As at 31 December 2006
Mandatory reserves	366,635	277,855
Other deposits	117,801	101,776
Total	484,436	379,631

The Group places mandatory reserve funds with the People's Bank Of China ("PBOC") and the central banks of other countries or regions where it has operations. As at 30 June 2007, mandatory reserve funds placed with the PBOC were calculated at 11.5% (as at 31 December 2006: 9%) and 5% (as at 31 December 2006: 4%) of applicable RMB deposits and foreign currency deposits from customers of domestic branches of the Bank respectively. The amounts of mandatory reserve funds placed with the central banks of other countries are determined by local jurisdiction.

The mandatory reserve funds are not available for use in the Group's day to day operations.

13 Placements with banks and other financial institutions

	As at 30 June 2007	As at 31 December 2006
Placements with domestic banks	50,024	33,567
Placements with other domestic financial institutions	50,980	21,579
Placements with overseas banks and other financial institutions	338,068	344,491
	439,072	399,637
Allowance for impairment losses	(458)	(499)
	438,614	399,138
Impaired placements	458	499
Percentage of impaired placements to total placements with banks and other financial institutions	0.10%	0.12%

14 Trading assets and other financial instruments at fair value through profit or loss

	As at 30 June 2007	As at 31 December 2006
Trading debt securities		
Government	44,360	17,802
Public sector and quasi-government	1,268	1,032
Financial institution	23,902	22,644
Corporate	5,806	4,204
	75,336	45,682
Other debt securities at fair value through profit or loss (designated at initial recognition)		
Government	29,814	20,444
Public sector and quasi-government	8,392	8,559
Financial institution	28,742	30,225
Corporate	5,635	5,724
	72,583	64,952
Trading equity securities	5,935	5,194
	153,854	115,828
Analyzed as follows:		
Listed	111,703	82,440
Unlisted	42,151	33,388
	153,854	115,828

15 Derivative financial instruments

The Group enters into a number of foreign exchange rate and interest rate related derivative financial instruments for trading and risk management purposes. These are discussed in our annual financial statements for the year ended 31 December 2006 together with discussions of the use of derivative financial instruments in managing the Group's exposure to market and currency risk.

15 Derivative financial instruments (Continued)

The contractual/notional amounts and fair values of derivative instruments held by the Group are set out in the following table. The contractual/notional amounts of financial instruments provide a basis for comparison with fair value instruments recognized on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative instruments become favorable (assets) or unfavorable (liabilities) as a result of fluctuations in market interest rates or foreign exchange rates or equity/commodity prices relative to their terms. The aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time.

The fair values of derivatives that are not quoted in active markets are determined by using valuation techniques. Valuation techniques used include discounted cash flows analysis and models. To the extent practical, models use only observable data, such as interest rates and foreign currency exchange rates, however areas such as credit risk (both own and counterparty's), volatilities and correlations require management to make estimates. Changes in such observable data and assumptions about these factors could affect reported fair value of financial instruments.

	As at 30 June 2007			As at 31 December 2006		
	Contractual/ notional amount	Fair value Assets	Fair value Liabilities	Contractual/ notional amount	Fair value Assets	Fair value Liabilities
Exchange rate derivatives						
Currency forwards and swaps, and cross-currency interest rate swaps(1)	1,380,807	21,629	(9,618)	1,027,801	13,392	(7,906)
Currency options purchased and written(2)	212,983	4,945	(682)	225,718	5,735	(419)
		26,574	(10,300)		19,127	(8,325)
Interest rate derivatives						
Interest rate swaps	505,378	5,937	(5,753)	369,093	4,236	(4,832)
Interest rate options	77,707	152	(299)	90,090	592	(161)
Interest rate futures	14,807	16	(18)	14,675	40	(9)
		6,105	(6,070)		4,868	(5,002)
Equity derivatives	7,832	504	(395)	10,572	453	(390)
Precious metals derivatives	15,013	340	(492)	10,520	389	(606)
Total derivative financial instruments assets/(liabilities) (Note II.20)		33,523	(17,257)		24,837	(14,323)

15 Derivative financial instruments (Continued)

(1) These exchange rate derivatives primarily include foreign exchange forward transactions to manage foreign exchange risks arising from customers; and foreign exchange swap transactions and cross-currency interest rate swap transactions for asset and liability management and funding purpose.

(2) In 2005, the Bank entered into a foreign currency option agreement with Huijin ("Huijin options") whereby the Bank acquired options to sell to Huijin USD, totaling USD18 billion, of no more than USD1,500 million at the beginning of each calendar month during the year ending 31 December 2007. During the first half of 2007, the Bank has exercised six tranches of the Huijin options and sold USD9 billion to Huijin for RMB at the exchange rate as agreed in the foreign currency option agreement. The fair value of the Huijin options, which has taken into consideration the option premium payable, as at 30 June 2007 amounted to RMB3,986 million (as at 31 December 2006: RMB5,180 million.)

Subsequent to the balance sheet date and up to the date of this report, the Bank has further exercised 2 tranches of the Huijin options and sold USD3.0 billion to Huijin.

Credit risk weighted amounts

The credit risk weighted amounts are the amounts calculated with reference to the guidelines issued by CBRC and are dependent on, among other factors, the creditworthiness of the counterparty and the maturity characteristics of each type of contract.

	As at 30 June 2007	As at 31 December 2006
Derivatives		
— Exchange rate contracts	13,034	4,493
— Interest rate contracts	4,152	3,354
— Other derivative contracts	21	35
	17,207	7,882

Replacement costs

Replacement costs are the costs of replacing all contracts which have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts as of the balance sheet date.

15 Derivative financial instruments (Continued)

Replacement costs (Continued)

	As at 30 June 2007	As at 31 December 2006
Derivatives		
— Exchange rate contracts	26,574	19,127
— Interest rate contracts	6,105	4,868
— Other derivative contracts	844	842
	33,523	24,837

The credit risk weighted amounts and replacement costs stated above have not taken the effects of netting arrangements into account.

16 Loans and advances to customers, net

	As at 30 June 2007	As at 31 December 2006
Corporate loans and advances	2,001,503	1,849,275
Personal loans and advances	669,627	582,744
	2,671,130	2,432,019
Allowance for impairment losses	(98,932)	(94,293)
Loans and advances to customers, net	2,572,198	2,337,726

The Group reviews its loan portfolios to assess impairment on a periodic basis, unless known circumstances indicate that impairment may have occurred as of an interim date. In determining whether an impairment loss should be recorded in the consolidated income statements, the Group makes judgments as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of loans and advances before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group (e.g. payment delinquency or default), or national or local economic conditions that correlate with defaults on assets in the Group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when estimating expected future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

16 Loans and advances to customers, net (Continued)

The economic sector concentration of risk for loans and advances to customers (gross) based on the Group's internal classification system are as follows:

	As at 30 June 2007		As at 31 December 2006	
Chinese Mainland		%		%
Corporate loans				
Manufacturing	604,735	23	556,032	23
Energy, mineral and agriculture	259,354	10	240,314	10
Commerce and services	258,445	10	257,853	11
Transportation and logistics	210,702	8	182,398	8
Real estate	131,300	5	113,589	5
Public utilities	117,915	4	105,933	4
Financial services	38,373	1	53,333	2
Construction	37,119	1	34,676	1
Others	2,237	—	2,692	—
Corporate loan total	1,660,180	62	1,546,820	64
Personal loans				
Mortgage loans	391,617	15	337,834	14
Credit card advances	3,530	—	2,876	—
Others	118,771	4	102,870	4
Personal loan total	513,918	19	443,580	18
Total for Chinese Mainland	2,174,098	81	1,990,400	82

16 Loans and advances to customers, net (Continued)

	As at 30 June	2007	As at 31 December	2006
Hong Kong and Macau		%		%
Corporate loans				
Real estate	99,618	4	94,391	4
Manufacturing	38,459	2	35,853	1
Commerce and services	36,204	1	33,443	1
Transportation and logistics	29,198	1	24,481	1
Financial services	19,507	1	12,107	1
Energy, mineral and agriculture	9,754	—	12,256	1
Construction	2,924	—	4,053	—
Others	37,117	1	25,328	1
Corporate loan total	272,781	10	241,912	10
Personal loans				
Mortgage loans	119,072	5	117,972	5
Credit card advances	5,492	—	5,516	—
Others	29,325	1	14,132	1
Personal loan total	153,889	6	137,620	6
Total for Hong Kong and Macau	426,670	16	379,532	16
Other overseas locations	70,362	3	62,087	2
Gross amounts of loans and advances before allowance for impairment losses	2,671,130	100	2,432,019	100

16 Loans and advances to customers, net (Continued)

	Loans and advances for which an impairment allowance is collectively assessed[1]	Identified impaired loans and advances[2]				Identified impaired loans and advances as a % of gross total loans and advances
		for which allowance is collectively assessed	for which allowance is individually assessed	Sub-total	Total	
At 30 June 2007						
Gross loans and advances	2,571,701	20,466	78,963	99,429	2,671,130	3.72%
Allowance for impairment losses	(30,456)	(13,058)	(55,418)	(68,476)	(98,932)	
Net loans and advances	2,541,245	7,408	23,545	30,953	2,572,198	
At 31 December 2006						
Gross loans and advances	2,328,787	21,502	81,730	103,232	2,432,019	4.2%
Allowance for impairment losses	(27,712)	(12,735)	(53,846)	(66,581)	(94,293)	
Net loans and advances	2,301,075	8,767	27,884	36,651	2,337,726	

(1) Loans and advances for which allowance is collectively assessed consist of loans and advances which have not been identified as impaired, i.e. primarily loans graded pass and special mention.

(2) Identified impaired loans and advances include loans for which objective evidence of impairment exists and which have been identified as bearing an impairment loss and assessed either:

- individually (including mainly significant corporate loans and advances which are impaired over a certain amount); or

- collectively (i.e. portfolios of insignificant homogenous loans, which includes insignificant corporate loans and advances and all personal loans which are impaired).

17 Investment securities

	As at 30 June 2007	As at 31 December 2006
Debt securities available-for-sale (at fair value)		
Government	327,490	297,129
Public sector and quasi-government	238,172	152,822
Financial institution	226,794	230,999
Corporate	115,095	126,358
	907,551	807,308
Allowance for impairment losses[1]	(1,146)	—
Subtotal	906,405	807,308
Equity securities (at fair value), net	9,065	7,870
Total securities available-for-sale	915,470	815,178
Debt securities held-to-maturity (at amortized cost):		
Government	150,592	146,502
Public sector and quasi-government	72,201	97,025
Financial institution	176,191	172,666
Corporate	46,166	44,947
Total securities held-to-maturity	445,150	461,140
Debt securities classified as loans and receivables (at amortized cost):		
China Orient Bond	160,000	160,000
PBOC Special Bills	73,512	91,612
PBOC Target Bills	36,981	28,702
Special Purpose Treasury Bond	42,500	42,500
Long term notes — Financial institution	14,545	14,545
Short term bills and notes		
— Public sector and quasi-government	19,979	3,895
— Financial institution	61,338	139,659
— Corporate	3,593	6,623
Certificate Treasury Bonds and others	18,290	12,952
	430,738	500,488
Allowance for impairment losses	(152)	(152)
Total securities classified as loans and receivables	430,586	500,336
Total	1,791,206	1,776,654
Analyzed as follows:		
Listed	702,187	663,715
Unlisted	1,089,019	1,112,939
Total	1,791,206	1,776,654

17 Investment securities (Continued)

(1) The impairment provision as at 30 June 2007 represented impairment provision of RMB388 million in respect of the Bank's exposure to the Subprime asset-backed securities and impairment provision of RMB758 million in respect of the Bank's exposure to the related Collateralized Debt Obligations ("CDOs") as a result of the recent developments in the United States credit market.

(2) The market values of the above listed held-to-maturity securities are set out below:

	As at 30 June 2007		As at 31 December 2006	
	Carrying value	Market value	Carrying value	Market value
Investment securities held-to-maturity				
Listed	236,478	234,868	228,815	229,725

18 Certificates of deposit held

Certificates of deposits held are included within the following balance sheet captions:

	As at 30 June 2007	As at 31 December 2006
Trading assets and other financial instruments at fair value through profit or loss	3,219	3,813
Investment securities		
— available-for-sale	7,044	8,663
— held-to-maturity	12,869	12,681
— loans and receivables	188	388
	23,320	25,545
Analyzed as follows:		
— Listed	33	523
— Unlisted	23,287	25,022
	23,320	25,545
Market value of listed certificates of deposits held	33	523

19 Property and equipment

	Buildings and improvements	Equipment and motor vehicles	Construction in progress	Aircraft	Total
At 30 June 2007					
Cost	66,871	31,857	7,859	19,568	126,155
Accumulated depreciation	(16,055)	(24,602)	—	(396)	(41,053)
Allowance for impairment losses	(878)	—	(410)	—	(1,288)
Net book amount	49,938	7,255	7,449	19,172	83,814
At 31 December 2006					
Cost	67,660	32,132	6,973	20,572	127,337
Accumulated depreciation	(15,317)	(23,891)	—	(34)	(39,242)
Allowance for impairment losses	(1,494)	—	(401)	—	(1,895)
Net book amount	50,849	8,241	6,572	20,538	86,200

20 Derivative financial instruments and liabilities at fair value through profit or loss

	As at 30 June 2007	As at 31 December 2006
Derivative financial instruments liabilities (Note II.15)	17,257	14,323
Liabilities at fair value through profit or loss		
Structured deposits	70,792	86,474
Short positions in foreign currency debt securities	9,670	8,690
Short positions in exchange fund bills	4,048	3,561
Subtotal	84,510	98,725
Total	101,767	113,048

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21 Due to customers

	As at 30 June 2007	As at 31 December 2006
Demand deposits		
Corporate customers	1,165,598	979,653
Individual customers	803,883	770,583
	1,969,481	1,750,236
Time deposits		
Corporate customers	616,417	549,118
Individual customers	1,611,180	1,645,914
	2,227,597	2,195,032
Security and margin deposits	153,989	145,850
Total	4,351,067	4,091,118

22 Bonds issued

	Issue date	Maturity date	Interest rate	As at 30 June 2007	As at 31 December 2006
Subordinated bonds issued[1]					
2004 RMB Debt Securities					
First Tranche	7 July 2004	20 July 2014	4.87%	14,070	14,070
Second Tranche	22 October 2004	16 November 2014	4.94%	12,000	12,000
2005 RMB Debt Securities					
First Tranche	18 February 2005	4 March 2015	4.83%	15,930	15,930
Second Tranche (fixed rate)	18 February 2005	4 March 2020	5.18%	9,000	9,000
Second Tranche (floating rate)	18 February 2005	4 March 2015	floating rate	9,000	9,000
				60,000	60,000
Other notes issued				445	173
				60,445	60,173

(1) These RMB denominated bonds are subordinated to all other claims on the assets of the Bank, except those of the equity holders. In the calculation of the Group's capital adequacy ratio, these bonds are qualified for inclusion as supplementary capital in accordance with the relevant CBRC guidelines.

23 Other liabilities

Included in other liabilities are insurance liabilities as of 30 June 2007 and 31 December 2006 arising from insurance contracts analyzed as follows:

	As at 30 June 2007	As at 31 December 2006
Long term insurance contracts	16,014	14,625
General insurance contracts	1,877	2,200
Total insurance liabilities, net	17,891	16,825

24 Share appreciation rights plan and share option schemes

(1) Share Appreciation Rights Plan

In November 2005, the Bank's Board of Directors and equity holders approved and adopted a Share Appreciation Rights Plan under which eligible participants including directors, supervisors, management and other personnel designated by the Board, will be granted share appreciation rights, up to 25% of which will be exercisable each year beginning on the third anniversary date from the date of the grant. The share appreciation rights will be valid for seven years from the date of grant. Eligible participants will be entitled to receive an amount equal to the difference, if any, between the average closing market price of the Bank's H shares in the ten days prior to the date of grant and the average closing market price of the Bank's H shares in the 12 months prior to the date of exercise as adjusted for any change in the Bank's equity. The plan provides cash-settled share-based payment only and accordingly, no shares will be issued under the share appreciation rights plan.

No share appreciation rights were granted during the period ended 30 June 2007 and the year ended 31 December 2006, and no rights were outstanding under such plan as of 30 June 2007 and 31 December 2006.

(2) Share Option Scheme and Sharesave Plan

On 10 July 2002, the shareholders of BOCHK Holdings, approved and adopted two share option schemes, namely, the Share Option Scheme and the Sharesave Plan.

No options were granted pursuant to the Share Option Scheme or the Sharesave Plan during the period from 10 July 2002 to 30 June 2007.

24 Share appreciation rights plan and share option schemes (Continued)

(3) BOCHK Holdings Pre-listing Share Option Scheme

On 5 July 2002, certain of the Bank's directors, senior management personnel and employees of the Group were granted options by BOC Hong Kong (BVI) Limited ("BOCHK (BVI)"), the immediate holding company of BOCHK Holdings, pursuant to a Pre-listing Share Option Scheme to purchase from BOCHK (BVI) an aggregate of 31,132,600 previously issued and outstanding shares of BOCHK Holdings for HKD8.50 per share. These options, with a ten-year term, vest ratably over four years from 25 July 2002. No further offers to grant any options under the Pre-listing Share Option Scheme will be made. The Group has no legal or constructive obligation to repurchase or settle the options in cash. The Group has taken advantage of the transitional provision of IFRS 2 under which the required recognition and measurements have not been applied to the options granted to employees of the Group on or before 7 November 2002.

During the period ended 30 June 2007 and year ended 31 December 2006, no share option was exercised by the directors and key management of the Bank. The number of share options granted to the directors and key management of the Bank outstanding at 30 June 2007 and 31 December 2006 was 4,935,500 and 6,381,500 respectively.

Regarding the share options exercised during the period ended 30 June 2007 and year ended 31 December 2006, the weighted average share price of BOCHK Holdings' shares at the time of exercise was HKD19.10 (equivalent to RMB18.83), and HKD16.50 (equivalent to RMB16.91) respectively.

25 Deferred income taxes

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes related to the same fiscal authority. The table below includes the deferred income tax assets and liabilities of the Group after offsetting qualifying amounts:

	As at 30 June 2007	As at 31 December 2006
Deferred income tax assets	17,916	21,396
Deferred income tax liabilities	(2,941)	(3,029)
	14,975	18,367

25 Deferred income taxes (Continued)

The movements of the deferred income tax account are as follows:

	2007	2006
At 1 January	18,367	18,368
Charged to income statement (Note II.9)	(5,351)	91
Available-for-sale securities	1,907	622
Acquisition of a subsidiary	—	(786)
Exchange differences	52	72
At 30 June/31 December	14,975	18,367

Deferred income tax assets and liabilities are attributable to the following items:

	As at 30 June 2007	As at 31 December 2006
Deferred income tax assets		
Asset impairment provisions	15,677	20,205
Fair value changes of trading assets and other financial instruments at fair value through profit or loss, available-for-sale securities, and derivative financial instruments	4,999	3,482
Statutory asset revaluation surplus	1,614	2,539
Pension and other benefit costs	1,264	821
Other temporary differences	465	699
	24,019	27,746
Deferred income tax liabilities		
Fair value changes of trading assets and other financial instruments at fair value through profit or loss, available-for-sale securities, and derivative financial instruments	(5,282)	(5,124)
Depreciation of property and equipment	(1,144)	(1,688)
Fair value changes of investment property	(1,931)	(1,928)
Other temporary differences	(687)	(639)
	(9,044)	(9,379)
	14,975	18,367

26 Statutory reserves, general and regulatory reserve and treasury shares

(1) Statutory reserves

Under relevant PRC Laws, the Bank is required to transfer 10% of its net profit, as determined under the Chinese Accounting Standards ("CAS"), to a non-distributable Statutory surplus reserve. Appropriation to the Statutory surplus reserve may cease when the balance of such reserves has reached 50% of the share capital. Subject to the approval of the equity holders, the Statutory surplus reserve can be used for replenishing the accumulated losses or increasing the Bank's share capital. The Statutory surplus reserve amount used to increase the share capital is limited to a level where the balance of Statutory surplus reserve after such capitalization is not less than 25% of the share capital.

In addition, some overseas branches and subsidiaries are required to transfer certain percentages of their net profit to the Statutory surplus reserve as stipulated by local banking authorities.

(2) General and regulatory reserves

Pursuant to Caijin [2005] No. 49 "Measures on General Provision for Bad and Doubtful Debts for Financial Institutions" issued by MOF on 17 May 2005, banks and certain other financial institutions in the PRC are required to maintain an adequate allowance for impairment losses against their risk assets as defined. In addition to the specific allowance for impairment losses, financial institutions are required to establish and maintain a general reserve within shareholders' equity, through the appropriation of income to address unidentified potential impairment losses. According to Caijin [2005] No. 49, the general reserve should not be less than 1% of the aggregate amount of risk assets as defined by this policy, before any allowance for impairment losses at the balance sheet date. The Bank intends to achieve the required reserve level by the end of 2008. As at 30 June 2007, general reserve equivalent to 0.4% of the aggregate amount of risk assets (as at 31 December 2006: 0.4%) has been appropriated.

The Regulatory reserve mainly refers to the reserve amount set aside by BOC Hong Kong (Group) Limited, a subsidiary of the Group, for general banking risks, including future losses or other unforeseeable risks.

(3) Dividends

A dividend of RMB10,154 million in respect of 2006 profits was approved by the shareholders of the Bank at the Annual General Meeting held on 14 June 2007.

26 Statutory reserves, general and regulatory reserve and treasury shares (Continued)

(4) Treasury shares

A wholly owned subsidiary of the Group held certain listed shares of the Bank in relation to its derivative and arbitrage business. These shares are treated as treasury shares, a deduction from shareholders' equity. Gains and losses on sale or redemption of the treasury shares are credited or charged to reserves. The total number of treasury shares as at 30 June 2007 was 16.59 million (as at 31 December 2006: 50 million).

27 Financial risk management

(1) Currency risk

The Group's net foreign currency positions as at 30 June 2007 and 31 December 2006 are analyzed below:

	Foreign Currency Position			
	As at 30 June 2007		As at 31 December 2006	
	RMB million	USD million equivalent*	RMB million	USD million equivalent*
Net foreign currency position of the Group **(i)	144,173	18,932	236,355	30,268
Less:				
Foreign currency denominated net investments in foreign operations(ii)	(113,581)	(14,914)	(113,780)	(14,571)
Net position (excluding structural position in foreign operations)	30,592	4,018	122,575	15,697

* The Group's foreign currency position expressed in USD equivalent in the above table comprises all net foreign currency exposures as at 30 June 2007 and 31 December 2006 based on the respective period-end closing foreign exchange rates of each currency with the USD.

** Net foreign currency position of the Group represents the difference between the Group's net on-balance sheet foreign currency position and the net off-balance sheet foreign currency position.

27 Financial risk management (Continued)

(1) Currency risk (Continued)

(i) During the six month period ended 30 June 2007, with the approval of relevant PRC government authorities, the Bank has entered into certain foreign exchange transactions in order to further reduce its net foreign currency position by an aggregated amount of USD12.8 billion (for the year ended 31 December 2006: USD26.3 billion).

Subsequent to the balance sheet date, the Bank has further entered into certain foreign exchange transactions to reduce its net foreign currency position by an aggregated amount of USD3.0 billion.

(ii) The Group's net investments in foreign operations represent the net foreign currency assets/liabilities of overseas subsidiaries, branches or associated undertakings, the functional currencies of which are currencies other than RMB. The results of operations and financial position of these operations are translated into RMB, for reporting purposes with all exchange differences arising from the translation recognized under the "Currency translation differences" as a separate component of equity. These exchange differences therefore do not impact the consolidated profit or loss of the Group.

The table below summarizes the Group's exposure to foreign currency exchange rate risk as at 30 June 2007 and 31 December 2006. Included in the table are the carrying amounts of the assets and liabilities of the Group along with off-balance sheet positions and credit commitments in RMB equivalent, categorized by the original currency. Option products are included in the net off-balance sheet position using notional amounts.

	As at 30 June 2007							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Assets								
Cash and due from banks	21,641	10,236	4,372	1,481	1,281	542	1,562	41,115
Balances with central banks	456,793	21,928	2,782	509	42	—	2,382	484,436
Placements with banks and other financial institutions	84,029	161,979	148,680	18,209	6,429	5,999	13,289	438,614
Government certificates of indebtedness or bank notes issued	—	—	33,227	—	—	—	1,976	35,203
Precious metals	—	—	1,487	—	—	—	38,088	39,575
Trading assets and other financial instruments at fair value through profit or loss	70,281	45,429	24,754	4,679	5,927	—	2,784	153,854
Derivative financial instruments	11,961	10,408	10,009	117	152	436	440	33,523
Loans and advances to customers, net	1,799,568	340,943	352,247	35,111	19,261	4,470	20,598	2,572,198
Investment securities								
— available-for-sale	338,435	468,940	42,345	34,678	14,812	2,820	13,440	915,470
— held-to-maturity	194,260	162,365	65,134	4,320	—	1,618	17,453	445,150
— loans and receivables	345,676	22,446	31,712	—	12,911	—	17,841	430,586
Investments in associates and joint ventures	2,444	969	2,993	—	—	—	—	6,406
Property and equipment	47,193	21,174	12,525	129	1,000	500	1,293	83,814
Investment property	—	—	8,228	—	—	—	1,356	9,584
Deferred income tax assets	17,614	70	93	—	54	—	85	17,916
Other assets	40,841	21,932	59,689	1,654	514	346	1,471	126,447
Total assets	3,430,736	1,288,819	800,277	100,887	62,383	16,731	134,058	5,833,891

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27 Financial risk management (Continued)

(1) Currency risk (Continued)

	As at 30 June 2007							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Liabilities								
Due to banks and other financial institutions	235,006	33,670	7,247	2,671	4,784	286	35,519	319,183
Due to central banks	—	47,764	7,362	819	—	—	35	55,980
Bank notes in circulation	—	—	33,227	—	—	—	2,021	35,248
Certificates of deposits and placements from banks and other financial institutions	59,015	144,488	15,848	2,613	197	633	3,110	225,904
Derivative financial instruments and liabilities at fair value through profit or loss	11,296	56,288	32,827	682	103	384	187	101,767
Due to customers	3,080,317	429,870	654,429	42,884	41,320	23,242	79,005	4,351,067
Bonds issued	60,000	216	229	—	—	—	—	60,445
Other borrowings	—	36,326	—	14,212	3,349	589	1,875	56,351
Current tax liabilities	12,157	237	2,294	35	21	63	573	15,380
Retirement benefit obligations	7,001	—	—	—	—	—	—	7,001
Deferred income tax liabilities	—	811	2,068	—	—	—	62	2,941
Other liabilities	106,770	24,945	39,826	2,364	848	747	1,659	177,159
Total liabilities	3,571,562	774,615	795,357	66,280	50,622	25,944	124,046	5,408,426
Net on-balance sheet position	(140,826)	514,204	4,920	34,607	11,761	(9,213)	10,012	425,465
Net off-balance sheet position	439,995	(450,085)	81,039	(36,588)	(22,849)	15,906	(9,541)	17,877
Credit commitments	517,670	360,466	152,473	52,235	16,038	4,159	10,901	1,113,942

27 Financial risk management (Continued)

(1) Currency risk (Continued)

	As at 31 December 2006							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Assets								
Cash and due from banks	20,313	9,174	4,478	2,020	1,691	658	1,478	39,812
Balances with central banks	349,839	19,556	2,322	425	4,865	—	2,624	379,631
Placements with banks and other financial institutions	50,136	185,382	111,652	20,085	8,346	6,984	16,553	399,138
Government certificates of indebtedness for bank notes issued	—	—	34,913	—	—	—	1,713	36,626
Precious metals	—	—	1,541	—	—	—	40,542	42,083
Trading assets and other financial instruments at fair value through profit or loss	34,273	38,772	23,677	8,688	6,491	80	3,847	115,828
Derivative financial instruments	7,418	9,161	7,694	150	88	174	152	24,837
Loans and advances to customers, net	1,614,521	329,663	316,546	33,913	21,422	4,468	17,193	2,337,726
Investment securities								
— available-for-sale	313,323	398,383	45,325	31,962	10,684	2,870	12,631	815,178
— held-to-maturity	180,914	192,383	63,521	6,325	—	1,794	16,203	461,140
— loans and receivables	350,159	76,235	43,609	—	13,520	1,065	15,748	500,336
Investments in associates and joint ventures	2,461	762	2,708	—	—	—	—	5,931
Property and equipment	47,346	22,538	12,864	134	1,064	511	1,743	86,200
Investment property	—	—	7,601	—	—	—	620	8,221
Deferred income tax assets	21,200	4	73	—	37	—	82	21,396
Other assets	14,343	21,303	13,987	1,252	307	227	2,151	53,570
Total assets	3,006,246	1,303,316	692,511	104,954	68,515	18,831	133,280	5,327,653

27 Financial risk management (Continued)

(1) Currency risk (Continued)

	As at 31 December 2006							
	RMB	USD	HKD	EURO	JPY	GBP	Others	Total
Liabilities								
Due to banks and other financial institutions	99,311	27,643	5,044	2,542	8,322	270	35,645	178,777
Due to central banks	—	36,598	5,776	—	—	—	—	42,374
Bank notes in circulation	—	—	34,914	—	—	—	1,909	36,823
Certificates of deposits and placements from banks and other financial institutions	78,497	59,308	5,037	2,397	120	147	1,402	146,908
Derivative financial instruments and liabilities at fair value through profit or loss	9,688	73,876	28,083	282	78	762	279	113,048
Due to customers	2,902,584	420,197	572,423	42,529	44,032	23,210	86,143	4,091,118
Bonds issued	60,000	173	—	—	—	—	—	60,173
Other borrowings	—	40,014	—	15,247	3,984	786	3,367	63,398
Current tax liabilities	16,072	223	1,269	13	13	3	556	18,149
Retirement benefit obligations	7,444	—	—	—	—	—	—	7,444
Deferred income tax liabilities	—	806	2,178	—	—	—	45	3,029
Other liabilities	88,800	25,753	33,339	2,190	968	556	1,850	153,456
Total liabilities	3,262,396	684,591	688,063	65,200	57,517	25,734	131,196	4,914,697
Net on-balance sheet position	(256,150)	618,725	4,448	39,754	10,998	(6,903)	2,084	412,956
Net off-balance sheet position	439,850	(468,346)	79,804	(37,825)	(13,762)	7,222	156	7,099
Credit commitments	505,383	345,814	152,091	51,404	16,424	4,440	12,266	1,087,822

27 Financial risk management (Continued)

(2) Liquidity risk

The table below summarizes the assets and liabilities of the Group by relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

	As at 30 June 2007							
	Overdue	On demand	Less than 1 month	Between 1–3 months	Between 3–12 months	Between 1–5 years	Over 5 years	Total
Assets								
Cash and due from banks	—	41,115	—	—	—	—	—	41,115
Balances with central banks	—	117,801	366,635	—	—	—	—	484,436
Placements with banks and other financial institutions	—	—	314,289	89,497	34,719	109	—	438,614
Government certificates of indebtedness for bank notes issued	—	35,203	—	—	—	—	—	35,203
Precious metals	—	39,575	—	—	—	—	—	39,575
Trading assets and other financial instruments at fair value through profit or loss	—	4,985	6,886	9,070	48,267	37,661	46,985	153,854
Derivative financial instruments	—	8,716	2,305	5,282	8,845	4,694	3,681	33,523
Loans and advances to customers, net	39,072	56,799	128,953	246,956	681,548	738,814	680,056	2,572,198
Investment securities								
— available-for-sale	—	—	18,535	39,822	174,751	299,234	383,128	915,470
— held-to-maturity	—	—	18,576	29,247	136,616	166,731	93,980	445,150
— loans and receivables	—	—	55,442	21,023	33,329	272,048	48,744	430,586
Investments in associates and joint ventures	—	—	—	—	—	693	5,713	6,406
Property and equipment	—	—	—	—	—	—	83,814	83,814
Investment property	—	—	—	—	—	—	9,584	9,584
Deferred income tax assets	—	—	—	—	17	17,899	—	17,916
Other assets	214	29,359	55,155	6,663	22,893	4,908	7,255	126,447
Total assets	39,286	333,553	966,776	447,560	1,140,985	1,542,791	1,362,940	5,833,891

27 Financial risk management (Continued)

(2) Liquidity risk (Continued)

	As at 30 June 2007							
	Overdue	On demand	Less than 1 month	Between 1–3 months	Between 3–12 months	Between 1–5 years	Over 5 years	Total
Liabilities								
Due to banks and other financial institutions	—	319,183	—	—	—	—	—	319,183
Due to central banks	—	15,171	4,518	4,783	30,689	819	—	55,980
Bank notes in circulation	—	35,248	—	—	—	—	—	35,248
Certificates of deposits and placements from banks and other financial institutions	—	1,373	162,270	25,848	19,189	17,126	98	225,904
Derivative financial instruments and liabilities at fair value through profit or loss	—	2,216	17,675	18,134	36,876	16,132	10,734	101,767
Due to customers	—	2,008,979	639,569	440,728	1,013,292	247,708	791	4,351,067
Bonds issued	—	—	—	—	276	—	60,169	60,445
Other borrowings	—	133	914	598	4,808	20,663	29,235	56,351
Current tax liabilities	—	27	19	—	15,310	—	24	15,380
Retirement benefit obligations	—	—	80	160	694	2,953	3,114	7,001
Deferred income tax liabilities	—	—	—	—	11	2,861	69	2,941
Other liabilities	—	78,614	18,698	16,719	35,202	10,877	17,049	177,159
Total liabilities	—	2,460,944	843,743	506,970	1,156,347	319,139	121,283	5,408,426
Net liquidity gap	39,286	(2,127,391)	123,033	(59,410)	(15,362)	1,223,652	1,241,657	425,465

27 Financial risk management (Continued)

(2) Liquidity risk (Continued)

	As at 31 December 2006							
	Overdue	On demand	Less than 1 month	Between 1–3 months	Between 3–12 months	Between 1–5 years	Over 5 years	Total
Assets								
Cash and due from banks	—	39,812	—	—	—	—	—	39,812
Balances with central banks	—	102,017	277,614	—	—	—	—	379,631
Placements with banks and other financial institutions	—	—	264,913	106,193	27,909	123	—	399,138
Government certificates of indebtedness for bank notes issued	—	36,626	—	—	—	—	—	36,626
Precious metals	—	42,083	—	—	—	—	—	42,083
Trading assets and other financial instruments at fair value through profit or loss	—	—	9,611	10,043	14,868	41,703	39,603	115,828
Derivative financial instruments	—	6,466	2,516	1,699	8,181	3,321	2,654	24,837
Loans and advances to customers, net	48,388	32,925	129,262	251,375	646,647	624,209	604,920	2,337,726
Investment securities								
— available-for-sale	—	—	23,457	47,972	132,998	293,914	316,837	815,178
— held-to-maturity	—	—	26,616	57,308	102,015	186,741	88,460	461,140
— loans and receivables	—	—	52,744	62,973	85,706	250,169	48,744	500,336
Investments in associates and joint ventures	—	—	—	—	—	147	5,784	5,931
Property and equipment	—	—	—	—	—	—	86,200	86,200
Investment property	—	—	—	—	—	—	8,221	8,221
Deferred income tax assets	—	—	—	—	23	21,321	52	21,396
Other assets	366	8,473	10,994	6,422	16,733	4,131	6,451	53,570
Total assets	48,754	268,402	797,727	543,985	1,035,080	1,425,779	1,207,926	5,327,653

27 Financial risk management (Continued)

(2) Liquidity risk (Continued)

	As at 31 December 2006							
	Overdue	On demand	Less than 1 month	Between 1–3 months	Between 3–12 months	Between 1–5 years	Over 5 years	Total
Liabilities								
Due to banks and other financial institutions	—	178,777	—	—	—	—	—	178,777
Due to central banks	—	11,116	4,412	5,078	21,768	—	—	42,374
Bank notes in circulation	—	36,823	—	—	—	—	—	36,823
Certificates of deposits and placements from banks and other financial institutions	—	2,515	79,096	19,698	25,160	20,439	—	146,908
Derivative financial instruments and liabilities at fair value through profit or loss	—	2,977	22,020	16,288	40,967	18,639	12,157	113,048
Due to customers	—	1,854,295	671,453	439,215	847,843	277,401	911	4,091,118
Bonds issued	—	—	—	—	—	—	60,173	60,173
Other borrowings	—	—	947	743	5,754	22,633	33,321	63,398
Current tax liabilities	—	14	26	6	17,792	271	40	18,149
Retirement benefit obligations	—	—	82	163	713	3,087	3,399	7,444
Deferred income tax liabilities	—	—	—	—	1,808	1,201	20	3,029
Other liabilities	—	71,136	15,508	7,197	31,699	11,894	16,022	153,456
Total liabilities	—	2,157,653	793,544	488,388	993,504	355,565	126,043	4,914,697
Net liquidity gap	48,754	(1,889,251)	4,183	55,597	41,576	1,070,214	1,081,883	412,956

27 Financial risk management (Continued)

(3) Interest rate risk

The Group takes on exposures to the effects of changes in the prevailing level of market interest rates on its financial position and cash flows. The general increase in interest rates in the RMB and USD markets for the six month period to 30 June 2007, amongst other things, has decreased the value of the Group's fixed rate debt securities portfolio as at 30 June 2007. In particular, the net decrease in fair value changes of the Group's debt securities designated as available-for-sale securities is reflected through "Reserves for fair value changes of available-for-sale securities".

28 Contingent liabilities and commitments

(1) Legal proceedings

As at 30 June 2007, the Group was involved in certain lawsuits as defendants arising from its normal business operations. As at 30 June 2007 and 31 December 2006, provisions of RMB1,538 million and RMB1,985 million were made based on court judgments or the advice of counsel. After consulting legal professionals, management of the Group believes that the ultimate outcome of these lawsuits will not have a material impact on the financial position or operations of the Group.

(2) Assets pledged

Assets pledged as collateral for repurchase agreements and short positions with other banks and financial institutions are set forth in the table below. As at 30 June 2007 and 31 December 2006, the Group had such repurchase agreements and short positions amounting to RMB77,126 million and RMB54,806 million, respectively. All such agreements mature within twelve months from inception.

	As at 30 June 2007	As at 31 December 2006
Debt securities	76,650	55,212

The Group has accepted collateral that it is permitted to sell or re-pledge in connection with its reverse repo agreements and securities lending transactions. The fair value of the collateral accepted by the Group was RMB78,414 million and RMB77,657 million, as of 30 June 2007 and 31 December 2006, respectively. The Group had an obligation to return collateral that it has sold with a fair value of RMB1,665 million and RMB3,728 million, as of 30 June 2007 and 31 December 2006, respectively.

28 Contingent liabilities and commitments (Continued)

(3) Capital commitments

	As at 30 June 2007	As at 31 December 2006
Contracted but not provided for	35,767	38,741
Authorized but not contracted for	1,388	1,536
	37,155	40,277

(4) Operating leases

According to the irrevocable operating lease contracts, the minimum rental payments that should be paid by the Group in the future are summarized as follows:

	As at 30 June 2007	As at 31 December 2006
Within one year	1,675	1,604
One to two years	1,326	1,281
Two to three years	965	969
Above three years	2,790	2,832
	6,756	6,686

(5) Certificate Treasury Bond redemption commitments

The Bank is entrusted by the MOF to underwrite certain Certificate Treasury Bonds. The investors of Certificate Treasury Bonds have a right to redeem the bonds at par any time prior to maturity and the Bank is committed to redeem those bonds. The redemption price is the principal value of the Certificate Treasury Bonds plus unpaid interest.

The Bank's redemption commitments, representing the principal value of the bonds underwritten and sold by the Bank, amounted to RMB78,027 million and RMB84,500 million, as at 30 June 2007 and 31 December 2006, respectively. The original maturities of these bonds vary from 1 to 5 years.

II NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28 Contingent liabilities and commitments (Continued)

(6) Credit commitments

	As at 30 June 2007	As at 31 December 2006
Credit commitments		
with an original maturity of within one year	194,332	212,179
with an original maturity of one year or over	236,431	258,392
Acceptances	223,213	217,093
Letters of guarantee issued	336,117	290,205
Letters of credit issued	122,978	109,083
Others	871	870
Total	1,113,942	1,087,822

Credit commitments represent general credit facility limits for our corporate customers. These credit facilities may be drawn in the form of cash advances or the issuance of letters of credit, acceptances or letters of guarantee.

(7) Credit risk weighted amounts of off balance sheet exposures

	As at 30 June 2007	As at 31 December 2006
Contingent liabilities and commitments	429,797	413,678

The credit risk weighted amounts are the amounts calculated in accordance with the guidelines issued by the CBRC and are dependent on, among other factors, the creditworthiness of the counterparty and the maturity characteristics. The risk weights used range from 0% to 100% for contingent liabilities and commitments.

The credit risk weighted amounts stated above have not taken into account the effects of netting arrangements.

29 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with original maturity less than three months:

	As at 30 June 2007	As at 31 December 2006
Cash and due from banks	40,166	35,445
Balances with central banks	117,801	113,039
Placements with banks and other financial institutions	300,439	210,079
Short term bills and notes	31,610	30,910
Total	490,016	389,473

30 Related party transactions

Related parties are those parties that have the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or other entities. The Group is subject to the control of the State Council of the PRC Government through Huijin.

Except for those transactions disclosed elsewhere in these interim financial statements, other related party transactions are set forth below.

The related party transactions below should be read in conjunction with the 2006 annual financial statements.

(1) Transactions with Huijin

(i) Dividend payable/paid to Huijin

	For the six month period ended 30 June 2007	2006
Dividend payable	(6,853)	—
Dividend paid	—	(1,375)

30 Related party transactions (Continued)

(1) Transactions with Huijin (Continued)

(ii) Deposit from Huijin

	2007	2006
At 1 January	22,060	38,869
Deposits received during the period/year	116,662	288,128
Deposits matured/repaid during the period/year	(95,427)	(304,937)
At 30 June/31 December	43,295	22,060

The interest range in respect of the deposit placement from Huijin for the six month period ended 30 June 2007 varied from 0.72% to 5.23% depending on maturity and currency.

(2) Transactions with the MOF and the PBOC, other companies controlled by Huijin, other state controlled entities, associates and joint ventures

The Group enters into banking transactions with the MOF and the PBOC in the normal course of business. These include foreign exchange transactions with PBOC; purchase and redemption of investment securities issued by the MOF and the PBOC; maintenance of mandatory reserves, other deposits and amounts due to the PBOC; underwriting and distribution of Certificate Treasury Bonds issued by the MOF through the Group' branch network and earning commission income based on such bonds sold.

The Group also enters into banking transactions with other companies controlled by Huijin, other state controlled entities, associates and joint ventures in the normal course of business. The nature of these transactions for the period ended 30 June 2007 and the year ended 31 December 2006, conducted in the ordinary course of business, includes, but is not limited to, the following:

— Lending, provision of credit and guarantees and deposit taking;

— Inter-bank balance taking and placing;

— Sale, purchase, underwriting and redemption of bonds and investment securities issued by the related parties mentioned above;

— Rendering of foreign exchange, remittance, investment related services;

— Entrusted lending and provision of other custody services; and

— Purchasing of utilities, telecommunication and postal services.

30 Related party transactions (Continued)

(3) Transactions with key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including Directors and Executive officers.

The Group enters into banking transactions with key management personnel in the normal course of business. During the six month period ended 30 June 2007 and the year ended 31 December 2006, there were no material transactions amounts and balances with key management personnel on an individual basis.

31 Events after the balance sheet date

Subsequent to the balance sheet date, the Bank exercised 2 tranches of the Huijin options, having a notional amount of USD3 billion (Note II.15(2)), and also entered into certain foreign exchange transactions which in effect further reduce its net foreign currency exposures by USD3.0 billion (Note II.27(1)).

Unaudited Supplementary Financial Information

(Amount in millions of Renminbi, unless otherwise stated)

Unaudited Supplementary Financial Information

(Amount in millions of Renminbi, unless otherwise stated)

1 Liquidity ratios

	As at 30 June 2007	As at 31 December 2006
RMB current assets to RMB current liabilities	36.10%	37.65%
Foreign currency current assets to foreign currency current liabilities	68.55%	64.14%

The above liquidity ratios are calculated in accordance with the formula promulgated by the PBOC and CBRC. The ratios as at 30 June 2007 are calculated based on the financial information prepared in accordance with CAS as at 30 June 2007, whilst the ratios as at 31 December 2006 are calculated based on the financial statements for year ended 2006 which are not restated according to CAS.

2 Capital adequacy ratios

	As at 30 June 2007	As at 31 December 2006
Core capital adequacy ratio	11.32%	11.44%
Capital adequacy ratio	13.39%	13.59%

The above capital adequacy ratios are calculated in accordance with the rules and regulations promulgated by the CBRC. The ratios as at 30 June 2007 are calculated based on the financial information prepared in accordance with CAS as at 30 June 2007, whilst the ratios as at 31 December 2006 are calculated based on the financial statements for year ended 2006 which are not restated according to CAS.

3 Capital adequacy ratio related components

The capital adequacy ratio related components used in the calculation of the adequacy ratios as at 30 June 2007 and 31 December 2006 presented in Note 2 above are analyzed below. All financial information included in the calculation as at 30 June 2007 are extracted from 30 June 2007 CAS financial statements, whilst all financial information as at 31 December 2006 are extracted from 2006 financial statements and not restated according to CAS.

	As at 30 June 2007	As at 31 December 2006
Components of capital base		
Core capital:		
Share capital	253,778	253,623
Reserves	149,932	126,916
Minority interest	29,953	29,560
Total core capital	433,663	410,099
Supplementary capital:		
General provisions	31,114	28,315
Long-term subordinated bonds issued	60,000	60,000
Others	(5,857)	(2,439)
Gross value of supplementary capital	85,257	85,876
Total capital base before deductions	518,920	495,975
Deductions:		
Goodwill	(1,875)	(1,875)
Investments in non-consolidated financial institutions	(1,795)	(4,371)
Investment properties	(9,584)	(5,141)
Investments in non-financial institutions	(4,611)	(13,226)
Total capital base after deductions	501,055	471,362
Core capital base after deductions[(1)]	423,793	396,855
Risk-weighted assets and market risk capital adjustment		
Risk-weighted assets and market risk capital adjustment	3,742,637	3,469,017

(1) Pursuant to the relevant regulations, 100% of goodwill and 50% of other deductions were applied in deriving the core capital base.

4 Currency concentrations other than RMB

	Equivalent in million of RMB			
	USD	HKD	Others	Total
As at 30 June 2007				
Spot assets	1,281,016	781,633	311,312	2,373,961
Spot liabilities	(788,955)	(800,459)	(268,423)	(1,857,837)
Forward purchases	486,725	148,765	178,661	814,151
Forward sales	(894,178)	(58,289)	(211,601)	(1,164,068)
Net option position*	(58,365)	(3,446)	(5,617)	(67,428)
Net long position	26,243	68,204	4,332	98,779
Net structural position	22,143	23,746	4,278	50,167
As at 31 December 2006				
Spot assets	1,293,462	673,839	323,070	2,290,371
Spot liabilities	(698,037)	(692,564)	(281,209)	(1,671,810)
Forward purchases	354,019	132,513	144,966	631,498
Forward sales	(694,752)	(47,811)	(182,891)	(925,454)
Net option position*	(133,930)	(1,446)	(1,456)	(136,832)
Net long position	120,762	64,531	2,480	187,773
Net structural position	23,300	23,173	4,072	50,545

Included in the spot assets and liabilities and net long position above are those positions related to the Group's overseas subsidiaries and branches. Such positions are excluded from the net structural position above.

On the basis that these positions are excluded from the spot assets, spot liabilities and net long position; and are included in the net structural position, the positions would be as follows. All exchange differences arising from the translation of the net structural position shown below are recognized under the "Currency translation differences" as a separate component of equity, and therefore do not impact the Group's profit or loss.

4 Currency concentrations other than RMB (Continued)

	Equivalent in million of RMB			
	USD	HKD	Others	Total
As at 30 June 2007				
Net long position	47,168	(7,407)	(4,396)	35,365
Net structural position	1,218	99,357	13,006	113,581
As at 31 December 2006				
Net long position	142,546	(9,691)	(8,317)	124,538
Net structural position	1,516	97,395	14,869	113,780

* The net option position is calculated using the delta equivalent approach as set out in the requirements of the banking return of the Hong Kong Monetary Authority.

5 Cross-border claims

The Group is principally engaged in business operations within Chinese Mainland, and regards all claims on third parties outside Chinese Mainland as cross-border claims.

Cross-border claims include balances with central banks, placements with banks and other financial institutions, government certificates of indebtedness for bank notes issued, trading assets and other financial instruments at fair value through profit or loss, loans and advances to customers and investment securities.

Cross-border claims have been disclosed by different country or geographical areas. A country or geographical area is reported where it constitutes 10% or more of the aggregate amount of cross-border claims, after taking into account any risk transfers. Risk transfer is only made if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

5 Cross-border claims (Continued)

	Banks and other financial institutions	Public sector entities	Others	Total
As at 30 June 2007				
Asia Pacific excluding Chinese Mainland				
— Hong Kong	22,539	18,510	381,473	422,522
— Other Asia Pacific locations	109,329	51,004	60,818	221,151
	131,868	69,514	443,291	644,673
North and South America	112,116	371,240	170,382	653,738
Europe	422,270	10,016	42,038	474,324
Middle East and Africa	2,069	297	3,113	5,479
	668,323	451,067	658,824	1,778,214

	Banks and other financial institutions	Public sector entities	Others	Total
As at 31 December 2006				
Asia Pacific excluding Chinese Mainland				
— Hong Kong	22,622	22,438	351,754	396,814
— Other Asia Pacific locations	122,713	60,160	58,340	241,213
	145,335	82,598	410,094	638,027
North and South America	270,758	239,871	168,179	678,808
Europe	357,164	74,259	62,525	493,948
Middle East and Africa	1,936	314	3,137	5,387
	775,193	397,042	643,935	1,816,170

6 Overdue assets

For the purposes of the tables below, loans and advances to customers and placements with banks and other financial institutions are considered overdue if either principal or interest payment is overdue.

(i) Gross amount of overdue loans and advances to customers

	As at 30 June 2007	As at 31 December 2006
Gross loans and advances to customers which have been overdue for:		
— between 3 and 6 months	5,669	8,957
— between 6 and 12 months	14,758	15,203
— over 12 months	56,736	50,058
	77,163	74,218
Percentage:		
— between 3 and 6 months	0.21%	0.37%
— between 6 and 12 months	0.55%	0.63%
— over 12 months	2.12%	2.06%
	2.88%	3.06%

6 Overdue assets (Continued)

(ii) Gross amount of overdue placements with banks and other financial institutions

	As at 30 June 2007	As at 31 December 2006
Gross placements with banks and other financial institutions which have been overdue for:		
— between 3 and 6 months	—	—
— between 6 and 12 months	—	—
— over 12 months	458	499
	458	499
Percentage:		
— between 3 and 6 months	—	—
— between 6 and 12 months	—	—
— over 12 months	0.10%	0.12%
	0.10%	0.12%

(iii) Overdue loans and advances to customers by geographical area

	As at 30 June 2007	As at 31 December 2006
Chinese Mainland	118,067	114,003
Hong Kong and Macau	3,981	4,360
Other overseas locations	406	191
	122,454	118,554
Less:		
Gross loans and advances to customers which have been overdue for less than 3 months	(45,291)	(44,336)
	77,163	74,218

7 Geographical information of impaired loans and allowances

The impaired loans and advances to customers (gross) based on geographical segment are as follows:

	As at 30 June 2007			As at 31 December 2006		
	Impaired loans	Individually assessed allowance	Collectively assessed allowance	Impaired loans	Individually assessed allowance	Collectively assessed allowance
Chinese Mainland	97,354	(54,739)	(12,955)	100,715	(53,118)	(12,611)
Hong Kong and Macao	1,775	(539)	(69)	2,334	(669)	(89)
Other overseas locations	300	(140)	(34)	183	(59)	(35)
Total	99,429	(55,418)	(13,058)	103,232	(53,846)	(12,735)

8 Foreclosed assets

As at 30 June 2007 and 31 December 2006, the foreclosed assets of the Group amounted to RMB2,372 million and RMB1,967 million respectively.

9 Subsidiaries

As at 30 June 2007, the principal subsidiaries set out below are consolidated. All holdings are in the ordinary share capital of the undertaking concerned.

Name	Place of incorporation/ establishment	Equity held (%)	Registered capital/ Paid-in capital (in millions)	Principal business
Directly controlled				
BOC Hong Kong (Group) Limited	Hong Kong	100.00	HKD34,806	Holding company
BOC International Holdings Limited	Hong Kong	100.00	HKD3,539	Investment banking
Bank of China Group Insurance Company Limited	Hong Kong	100.00	HKD1,269	Insurance services
Bank of China Group Investment Limited	Hong Kong	100.00	HKD200	Investment holding
Tai Fung Bank Limited	Macau	50.31	MOP1,000	Commercial banking
Indirectly controlled				
BOC Hong Kong (Holdings) Limited(1)	Hong Kong	65.77	HKD52,864	Holding company
Bank of China (Hong Kong) Limited	Hong Kong	65.77	HKD43,043	Commercial banking
Nanyang Commercial Bank Limited	Hong Kong	65.77	HKD600	Commercial banking
Chiyu Banking Corporation Limited(2)	Hong Kong	46.36	HKD300	Commercial banking
BOC Credit Card (International) Limited	Hong Kong	65.77	HKD480	Credit card services
BOC Group Trustee Company Limited(3)	Hong Kong	76.24	HKD200	Provision of trustee services
BOC Aviation Private Limited(4)	Singapore	100.00	USD308	Aircraft leasing

9 Subsidiaries (Continued)

(1) Listed on the Stock Exchange of Hong Kong Limited.

(2) Bank of China (Hong Kong) Limited holds 70.49% of the voting share of this company.

(3) Bank of China (Hong Kong) Limited, Nanyang Commercial Bank Limited, Chiyu Banking Corporation Limited and BOC International Holdings Limited hold 54%, 6%, 6% and 34% shares of this company respectively.

(4) The company was formerly known as Singapore Aircraft Leasing Enterprise Pte. Ltd ("SALE"). On 2 July 2007, its name was changed to BOC Aviation Private Limited.

Supplementary Information — Financial Statements Prepared in Accordance with CAS

(Amount in millions of Renminbi, unless otherwise stated)

1. CONSOLIDATED INCOME STATEMENTS

FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2007

	For the six month period ended 30 June	
	2007 (unaudited)	2006 (unaudited)
Interest income	122,503	100,124
Interest expense	(51,476)	(45,301)
Net interest income	71,027	54,823
Fee and commission income	13,388	8,166
Fee and commission expense	(1,624)	(1,325)
Net fee and commission income	11,764	6,841
Net trading (losses)/gains	(1,252)	557
Net (losses)/gains on investment securities	(171)	64
Share of results of associates and joint ventures	605	371
Other operating income	6,798	5,714
Impairment losses on loans and advances	(5,244)	(5,479)
Operating expenses	(33,210)	(29,235)
Operating profit	50,317	33,656
Non-operating income, net	345	859
Profit before income tax	50,662	34,515
Income tax expense	(17,936)	(12,394)
Profit for the period	32,726	22,121
— Equity holders of the Bank	29,887	19,347
— Minority interest	2,839	2,774
	32,726	22,121
Earnings per share (Basic and diluted, RMB per ordinary share)	0.12	0.09

2. CONSOLIDATED BALANCE SHEETS

AS AT 30 JUNE 2007

ASSETS

	As at 30 June 2007 (unaudited)	As at 31 December 2006 (restated)
Cash and due from banks	41,115	39,812
Balances with central banks	484,436	379,631
Placements with banks and other financial institutions	438,614	399,138
Government certificates of indebtedness for bank notes issued	35,203	36,626
Precious metals	39,575	42,083
Trading assets and other financial instruments at fair value through profit or loss	153,854	115,828
Derivative financial instruments	33,523	24,837
Loans and advances to customers, net	2,572,198	2,337,726
Investment securities		
— available-for-sale	915,470	815,178
— held-to-maturity	445,150	461,140
— loans and receivables	430,586	500,336
Investment in subsidiaries	—	—
Investment in associates and joint ventures	6,406	5,931
Property and equipment	79,138	81,823
Investment property	9,584	8,221
Deferred income tax assets	16,350	19,244
Other assets	137,389	64,471
Total assets	5,838,591	5,332,025

2. CONSOLIDATED BALANCE SHEETS (Continued)

AS AT 30 JUNE 2007

LIABILITIES

	As at 30 June 2007 (unaudited)	As at 31 December 2006 (restated)
Due to banks and other financial institutions	319,183	178,777
Due to central banks	55,980	42,374
Bank notes in circulation	35,248	36,823
Certificates of deposits and placements from banks and other financial institutions	225,904	146,908
Derivative financial instruments and liabilities at fair value through profit or loss	101,767	113,048
Due to customers	4,351,067	4,091,118
Bonds issued	60,445	60,173
Other borrowings	56,351	63,398
Current tax liabilities	15,380	18,149
Retirement benefit obligations	7,001	7,444
Deferred income tax liabilities	2,941	3,029
Other liabilities	177,162	153,459
Total liabilities	5,408,429	4,914,700
EQUITY		
Capital and reserves attributable to equity holders of the Bank		
Share capital	253,839	253,839
Capital reserve	76,487	76,549
Statutory reserves	10,642	10,380
General and regulatory reserves	14,180	13,934
Undistributed profits	54,519	35,186
Reserve for fair value changes of available-for-sale securities	(3,501)	1,303
Currency translation differences	(5,896)	(3,689)
Treasury shares	(61)	(216)
	400,209	387,286
Minority interest	29,953	30,039
Total equity	430,162	417,325
Total equity and liabilities	5,838,591	5,332,025

3. RECONCILIATION OF DIFFERENCES BETWEEN CAS AND IFRS FINANCIAL INFORMATION

	Net assets		Net profit attributed to equity holders of the Bank For the six month period ended 30 June	
	As at 30 June 2007	As at 31 December 2006	2007	2006
CAS figures	430,162	417,325	29,887	19,347
Adjustments for accounting standard differences:				
— Reversal of asset revaluation surplus and corresponding depreciation and others[1]	(6,263)	(6,521)	258	194
— Deferred tax impact[2]	1,566	2,152	(602)	(64)
Sub-total	(4,697)	(4,369)	(344)	130
IFRS figures	425,465	412,956	29,543	19,477

(1) Reversal of revaluation surplus and corresponding depreciation

Under CAS, the Group recorded an asset revaluation adjustment of RMB10,432 million as of 31 December 2003, related principally to property and equipment, in connection with the Joint Stock Reform Plan. The revalued property and equipment will be amortized over their remaining useful lives. According to IAS 16 Property, Plant and Equipment, once an entity has chosen the cost model as its accounting policy, it shall apply the policy to an entire class of property, and shall not be permitted to measure these fixed assets at fair value. Hence, the asset revaluation surplus and corresponding depreciation recognized under CAS, should be reversed under IFRS.

(2) Deferred tax impact

As described above in Note 1, there are differences between the carrying value of property and equipment under CAS and under IFRS. Under IFRS, the tax base of property and equipment is the revalued amount, which resulted in the recognition of deferred tax assets accordingly.

Definitions

In this report, unless the context otherwise requires, the following terms shall have the meaning set out below:

Our Bank/the Bank/the Group/we/us	Bank of China Limited or its predecessors and, except where the context otherwise requires, all of the subsidiaries of Bank of China Limited
Asia Financial Holdings Pte. Ltd.	A wholly-owned subsidiary of Temasek, now known as Fullerton Financial Holdings Pte Ltd
Articles of Association	the performing Articles of Association of our Bank
Basis Point	Refer to 0.01 percentage point
BOC Aviation	BOC Aviation Private Limited (formerly known as Singapore Aircraft Leasing Enterprise Pte.Ltd)
BOCI-Prudential	BOCI-Prudential Asset Management Limited
BOCHK Holdings	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong and the ordinary shares of which are listed on the Hong Kong Stock Exchange
BOCI Group	BOCI and its subsidiaries and associated companies
BOCI China	BOC International (China) Limited
BOCG Insurance	Bank of China Group Insurance Company Limited
BOCG Life	BOC Group Life Assurance Company Limited
BOCG Investment	Bank of China Group Investment Limited
BOCHK	Bank of China (Hong Kong) Limited, an authorized financial institution incorporated under the laws of Hong Kong and a wholly-owned subsidiary of BOCHK Holdings
BOCHK (BVI)	BOC Hong Kong (BVI) Limited
BOCHK Group	BOC Hong Kong (Group) Limited

BOCHK Holdings	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong, the ordinary shares of which are listed on the Hong Kong Stock Exchange
Central and Southern China	The area including, for the purpose of this report, the branches of Henan, Hubei, Hunan, Guangdong, Shenzhen, Guangxi and Hainan
CBRC	China Banking Regulatory Commission
CSRC	China Securities Regulatory Commission
China Orient	China Orient Asset Management Corporation
Eastern China	the area including, for the purpose of this report, the branches of Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi and Shandong
Hong Kong Stock Exchange	The Stock Exchange of Hong Kong Limited
Hong Kong Listing Rules	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Huijin	Central SAFE Investments Limited
Interest-bearing liabilities	includes customer deposits due to and placements from banks and other financial institutions, special purpose borrowings etc.
Impaired loan	Under IAS39, loans are considered impaired, and the Bank recognizes losses on loans, if there is objective evidence of impairment resulting in a measurable decrease in estimated future cash flows from loans.
Interest-earning assets	includes customer loans, debt securities, due from and placements with banks and other financial institutions
Non-performing loans/NPLs	According to the Guiding Principle on the Classification of Loan Risk Management, loans are divided into five categories by the degree of risk involved. Non-performing loans refer to Substandard, Doubtful and Loss loans. Five categories are adopted in this report unless otherwise stated.

Northeastern China	The area including, for the purpose of this report, the branches of Heilongjiang, Jilin and Liaoning
Northern China	The area including, for the purpose of this report, the branches of Beijing, Tianjin, Hebei, Shanxi, Inner Mongolia and our Head Office
Nanyang	Nanyang Commercial Bank Limited
NCSSF	National Council for Social Security Fund
PRC Company Law	the Company Law of the People's Republic of China
PRC Commercial Banking Law	the Commercial Banking Law of the People's Republic of China
RBS China	RBS China Investments S.à.r.l.
RBS Group	The Royal Bank of Scotland Group plc
RMB or Renminbi	Renminbi, the lawful currency of the PRC
SAT	State Administration of Taxation
SHIBOR	Shanghai Inter-Bank Offered Rate
SSE	the Shanghai Stock Exchange
SFO	Securities and Futures Ordinance of the laws of HKSAR
Western China	The area including, for the purpose of this report, the branches of Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Ningxia, Qinghai, Tibet and Xinjiang
UBS	UBS AG

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 23 August 2007

As at the date of this announcement, the directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHANG Jinghua, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN#, Alberto TOGNI# and HUANG Shizhong#.*

* *Non-executive directors*

Independent non-executive directors

South China Morning Post

Date : 24 August 2007

中国银行
BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(the "Bank")

(Stock Code: 3988)

NOTIFICATION
INTERIM RESULTS
2007 Interim Results Announcement

An announcement containing details of the captioned matter is available for viewing on the website of The Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under the section "Latest Listed Company Information" and on the website of the Bank at www.boc.cn under the section "Investor Relations".

This notification merely serves to advise investors of the captioned matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the captioned matter.

The announcement is available for inspection by the public at no charge at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays in Hong Kong) from today until 30 September 2007. Copies of the announcement will be provided upon request at a cost of HK$1 per sheet.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 23 August 2007

中國銀行
BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People' s Republic of China with limited liability)
(the "Bank")
(Stock Code: 3988)

ANNOUNCEMENT

Clarification to 2007 Interim Results Announcement

Reference is made to the Chinese version of the 2007 interim results announcement (the "Announcement") published by the Bank on the website of Hong Kong Exchanges and Clearing Limited on 23 August 2007. A table with the heading "2007年1月1日至6月30日止期間股東權益變動表" (Statement of Changes in Equity for the six month period ended 30 June 2007) containing figures prepared under the PRC GAAP was inadvertently inserted at page 36 of the Chinese version of the Announcement and should be disregarded. The table "Condensed Consolidated Statement of Changes in Equity for the six month period ended 30 June 2007 (簡要合併所有者權益變動表 - 2007年1月1日至6月30日)" containing figures prepared under the International Financial Reporting Standards have already been included at page 81 of the English version and page 67 of the Chinese version of the Announcement. The Chinese version of the Announcement should be read in conjunction with the aforesaid.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 23 August 2007

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHANG Jinghua, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN#, Alberto TOGNI# and HUANG Shizhong#.*

* *Non-executive Directors*

\# *Independent Non-executive Directors*

China Daily

Date : 24 August 2007

中國銀行
BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(the "Bank")

(Stock Code: 3988)

NOTIFICATION

Clarification to 2007 Interim Results Announcement

An announcement containing details of the captioned matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under the section "Latest Listed Company Information" and on the website of the Bank at www.boc.cn under the section "Investor Relations".

This notification merely serves to advise investors of the captioned matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the captioned matter.

The announcement is available for inspection by the public at no charge at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays in Hong Kong), within the one month period from the date of this notification. Copies of the announcement will be provided upon request at a cost of HK$1 per sheet.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 23 August 2007

The Standard / The Asian Wall Street Journal / File No. 82-35030

Financial Times(US / ASIA Edition) / International Herald Tribune /

South China Morning Post

Date : 24 August 2007

中国银行
BANK OF CHINA
(HKEx stock code: 3988; SSE stock code: 601988)

DELIVERING GROWTH & EXCELLENCE

Highlights of 2007 Interim Results

- Net profit attributable to equity holders of RMB29,543 million, a rise of 52%. If excluding one-time tax adjustment, the net profit increased significantly by 73%
- Earnings per share of RMB12 cents, up 33.3%
- Return on average equity at 15.18%, up 180 bps
- Return on average assets at 1.16%, up 27 bps
- NIM and NIS widened by 37 and 39 bps respectively to 2.49% and 2.66%
- Net FX exposure dropped to USD4 billion from USD15.7 billion at the end of 2006
- Impaired loan ratio at 3.72%, down 52 bps
- Total assets of RMB5,833,891 million, up 9.5% compared with the end of 2006
- Shareholder's equity reached RMB395,512 million, up 3.3%
- Core capital adequacy ratio and capital adequacy ratio are respectively 11.32% and 13.39%



"Since the shareholding reform, we have been persistently implementing internal practices and putting infrastructure in place to provide a solid foundation for strong future growth. During the period, apart from fortifying our diversified financial service platform, we continued to strengthen corporate governance by increasing the number of independent non-executive directors on the Board and steadily implementing human resources management reforms. We appointed, through global recruitment, a new Chief Credit Officer and a new Chief Audit Officer with managerial experience in international banks, thereby strengthening further our senior management team. Substantial progress was also achieved in risk management, internal control, business process reengineering and implementation of the IT Blueprint.

In the second half of 2007, we will continue to capitalize on market trends, step up the implementation of our development strategy, closely monitor risks, strengthen our internal controls and vigorously push forward the implementation of our IT Blueprint. We will also continue to expedite the reform of human resources management, and foster a strong corporate culture that embraces the company's core values, thereby generating long-term and increasing returns for shareholders."

Xiao Gang, *Chairman*

Bank of China Limited is one of the four largest commercial banks in China, with the most extensive international network among commercial banks in the country. The bank primarily engages in commercial banking and, through its subsidiaries, provides investment banking, insurance and equity investment services as well. Bank of China Limited also owns 65.77% of the issued share capital of BOC Hong Kong (Holdings) Limited (HKEx Stock Code: 2388), which is a leading commercial banking group in Hong Kong.

Please visit www.boc.cn for more details of the 2007 interim results of Bank of China Limited.

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	03/09/2007	16:49:09	Submitted By 呈交者	03988P02
Date/Time Approved 批准日期/時間	03/09/2007	16:49:10	Approved By 審批者	03988P03
Submission No. 呈交編號	EBIS-070903-00039		Status 狀況	Approved

Issuer 發行人	LM03988	Bank of China Limited		
Type of Agent 代理人類別				
Tier 1 Headline 標題類別 (第一層)	Unvetted		Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Jason C.W. Yeung			
Contact No. 聯絡電話	2846 2700			

For the month ended : 截至月份： 31/08/2007

Name of Issuer 公司名稱	LM03988	Bank of China Limited		
Representative Code/Name 代表代號／姓名				
Contact Person 聯絡人	Jason C.W. Yeung			
Contact Telephone No. 聯絡電話	2846 2700		Date submitted 呈交日期	03/09/2007

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- ✔ Ordinary shares 普通股
- Preference shares 優先股
- Equity Warrants 股本權證
- Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 3988
(1) 股份代號 :

Description : H shares
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	76,020,251,269	RMB	1.00	76,020,251,269
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	76,020,251,269	RMB	1.00	76,020,251,269

(2) Stock Code :
(2) 股份代號 :

Description : A shares
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	177,818,910,740	RMB	1.00	177,818,910,740
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	177,818,910,740	RMB	1.00	177,818,910,740

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease)				

增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存	HKD		

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 :			Description : 說明 :	
	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存		HKD		

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 RMB 253,839,162,009

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month 本月增加／(減少)				
Balance at close of the month 本月底結存	76,020,251,269	177,818,910,740		

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
		Total Exercised Money During the Month 月內已行使總金額		HKD		

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 － 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

4. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD	◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
2. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
3. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證劵類別		No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One ; At Price : HKD	Issue and allotment Date :	

	價格 :	(dd/mm/yyyy) 發行及配發日期 : (日／月／年)	(◉) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
2. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／年)	(◉) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
3. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／年)	(◉) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
4. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／年)	(◉) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
5. **Bonus Issue** 紅股發行		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／年)	(◉) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股 ( ) Other Class 其他類別
6. **Repurchase of share** 購回股份		Cancellation Date: (dd/mm/yyyy) 註銷日期 : (日／月／年)	(◉) Ordinary (1) 普通股 (1) ( ) Ordinary (2) 普通股 (2) ( ) Preference 優先股

				◯ Other Class 其他類別
7. **Redemption of share** 贖回股份		Redemption Date: (dd/mm/yyyy) 贖回日期：（日／月／年）		◉ Ordinary (1) 普通股 (1) ◯ Ordinary (2) 普通股 (2) ◯ Preference 優先股 ◯ Other Class 其他類別
8. **Other** 其他 (Please specify)（請註明）	At Price : 價格： HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）		◉ Ordinary (1) 普通股 (1) ◯ Ordinary (2) 普通股 (2) ◯ Preference 優先股 ◯ Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名 Jason C.W. Yeung
* Title 職銜 Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

BOC HONG KONG (HOLDINGS) LIMITED

Our Ref : BS(2007)192(JL) File No.82-34675

3 September 2007 **BY COURIER**

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited for the month ended 31 August 2007 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表（表格 I）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	03/09/2007	11:05:52	Submitted By 呈交者	02388P01
Date/Time Approved 批准日期/時間	03/09/2007	11:05:52	Approved By 審批者	02388P02
Submission No. 呈交編號	EBIS-070903-00047		Status 狀況	Approved

Issuer 發行人	LM02388	BOC Hong Kong (Holdings) Limited		
Type of Agent 代理人類別				
Tier 1 Headline 標題類別 (第一層)	Unvetted		Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Jason C.W. Yeung			
Contact No. 聯絡電話	2846 2700			

For the month ended : 31/08/2007
截至月份：

Name of Issuer 公司名稱	LM02388	BOC Hong Kong (Holdings) Limited		
Representative Code/Name 代表代號／姓名				
Contact Person 聯絡人	Jason C.W. Yeung			
Contact Telephone No. 聯絡電話	2846 2700		Date submitted 呈交日期	03/09/2007

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- ✓ Ordinary shares 普通股
- Preference shares 優先股
- Equity Warrants 股本權證
- Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : (1) 股份代號：	2388	Description : 說明 ：		
	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	20,000,000,000	HKD	5.00	100,000,000,000
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	20,000,000,000	HKD	5.00	100,000,000,000

(2) Stock Code : (2) 股份代號：		Description : 說明 ：		
	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code : 股份代號 ：		Description : 說明 ：		
	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease)				

增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 :		Description : 說明 :	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 HKD 100,000,000,000

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	10,572,780,266'			
Increase/(Decrease) during the month 本月增加／(減少)				
Balance at close of the month 本月底結存	10,572,780,266			

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
		Total Exercised Money During the Month 月內已行使總金額		HKD		

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 - 日／月／年）		Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價	HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價	HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價	HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

4. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD			○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : HKD	Issue and allotment Date :	

價格 :

(dd/mm/yyyy)
發行及配發日期
:
（日／月／年）

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

2. Please Select One

At Price : HKD
價格 :

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期
:
（日／月／年）

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

3. Please Select One

At Price : HKD
價格 :

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期
:
（日／月／年）

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

4. Please Select One

At Price : HKD
價格 :

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期
:
（日／月／年）

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

5. **Bonus Issue**
紅股發行

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期
:
（日／月／年）

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

6. **Repurchase of share**
購回股份

Cancellation Date: (dd/mm/yyyy)
註銷日期 :
（日／月／年）

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股

			Other Class 其他類別
7. **Redemption of share** 贖回股份		Redemption Date: (dd/mm/yyyy) 贖回日期：（日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
8. **Other** 其他 (Please specify)（請註明）	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名 Jason C.W. Yeung

* Title 職銜 Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

File No.82-34675

Our Ref : BS(2007)191(JL)

29 August 2007

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Rule 12g3-2(b) File No.82-34675

We enclose a copy of each of the following documents of the Company for your attention:

1. The Announcement on Continuing Connected Transaction as published on the website of The Stock Exchange of Hong Kong Limited on 28 August 2007; and

2. The Notification relating to the Continuing Connected Transaction Announcement as published in today's newspapers

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

1917 - 2007
服務香港 共建未來
COMMITTED TO BUILDING A BETTER TOMORROW

CONTINUING CONNECTED TRANSACTION

In the ordinary course of its business, the Group conducts certain continuing connected transactions with BOC and its associates that have been disclosed in the Company's announcements dated January 4, 2005 and April 11, 2006, respectively and annual caps were assigned to these continuing connected transactions.

The Company intends to revise the Existing Cap for the year ending December 31, 2007 in respect of the Securities Transactions with BOCI Securities, an associate of BOC, to the Revised Cap at HK$1,100 million. Given that the Revised Cap represents less than 2.5% of the applicable percentage ratios as defined in the Listing Rules, the Securities Transactions fall within Rule 14A.34 of the Listing Rules, and are subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 and 14A.38 of the Listing Rules.

The Board has set up the Independent Board Committee comprising all independent non-executive directors of the Company to review and approve the Revised Cap. Although it is not required under the Listing Rules, the Company has retained Commerzbank AG as the independent financial adviser to the Independent Board Committee for the purpose of considering the Revised Cap.

BACKGROUND

BOC indirectly controls approximately 65.77% of the issued shares of the Company and is the controlling shareholder of the Company, and it and each of its associates is a connected person of the Company under the Listing Rules.

The Group conducts a wide range of continuing connected transactions with BOC and its associates in the ordinary and usual course of its business on normal commercial terms. At the time of the listing of the Company on the Stock Exchange, a waiver for the three-year period ended December 31, 2004 was granted with respect to those continuing connected transactions, including among those categories, the Securities Transactions. When the waiver expired at the end of 2004, the 2005 Announcement was issued, the Company assigned annual caps for, among others, the Securities Transactions which were set at HK$180 million, HK$220 million and HK$260 million, respectively, for the three years ending December 31, 2007.

SECURITIES TRANSACTIONS

BOCI Securities, an associate of BOC, is recognized as one of the leading brokerage firms in Hong Kong and ranks among the leading brokerages in terms of trading volume. BOCI Securities provides securities brokerage services to the Group and its customers from time to time in the ordinary and usual course of its business and on normal commercial terms. The Group conducts such transactions pursuant to the Services and Relationship Agreement, in which BOC has agreed to, and agreed to procure that its associates, enter into all future arrangements with the Group on an arm's-length basis, on normal commercial terms and at rates no less favourable than those offered to independent third parties.

In consideration of the provision of securities brokerage services to the Group and its customers by BOCI Securities, the Group pays a commission, net of a rebate based on a fixed portion of the gross commission, to BOCI Securities. Accordingly, the Company has been receiving rebates from BOCI Securities at a fixed proportion of the gross commission paid to BOCI Securities.

In addition, since 2004, the Group has distributed various securities products issued by BOCI and its associates such as equity linked instruments, structured notes, bonds and other financial products as their agent on the basis of a commission with reference to market rates.

REASON AND BASIS FOR THE REVISED CAP

For the reasons stated below, the Company intends to revise the Existing Cap for the year ending December 31, 2007 in respect of the Securities Transactions with BOCI Securities at the Revised Cap of HK$1,100 million.

The value of the Securities Transactions for the six months ended June 30, 2007 amounted to approximately HK$183 million, representing approximately 70.5% of the Existing Cap while the value of Securities Transactions for the six months ended June 30, 2006 amounted to approximately HK$93 million, representing only 42.3% of the annual cap of HK$220 million for 2006. Such increase in the value of the Securities Transactions was attributable to the substantial increase in the volume of equities transactions in Hong Kong, which was not anticipated back in nearly three years ago when the Existing Cap was set. Due to the volatile nature of the securities market, it would be difficult for the Company to estimate an appropriate cap for the Securities Transactions. Also, the Company has limited control over the amount of the Securities Transactions which is mainly driven by and correlated with the overall market turnover. Therefore, the Company seeks to establish the Revised Cap that it believes will be adequate to meet the maximum amount of trades that may be contemplated in the second half of 2007.

The table below sets out the historical commissions (net of rebates) and revenues for the Securities Transactions for each of the two financial years ended December 31, 2006 and the six-month period ended June 30, 2007:

	For the year ended December 31, 2005	For the year ended December 31, 2006	**For the six months ended June 30, 2007**
Historical commissions (net of rebates) and revenues (HK$ million)	102	196	**183**
Annual cap (HK$ million)	180	220	**260**

LISTING RULES REQUIREMENTS

Given that the Revised Cap represents less than 2.5% of the applicable percentage ratios under the Listing Rules, the Securities Transactions fall within Rule 14A.34 of the Listing Rules, and are subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 and 14A.38 of the Listing Rules.

The Board has set up the Independent Board Committee comprising all independent non-executive directors of the Company, namely, Dr. FUNG Victor Kwok King, Mr. KOH Beng Seng, Mr. SHAN Weijian, Mr. TUNG Chee Chen (chairman of the Independent Board Committee), Mr. TUNG Savio Wai-Hok and Mdm. YANG Linda Tsao, to review and approve the Revised Cap. Although it is not required under the Listing Rules, the Company has retained Commerzbank AG as the independent financial adviser to the Independent Board Committee in this regard. Commerzbank AG has confirmed to the Independent Board Committee that in its opinion the Securities Transactions have been entered into in the ordinary and usual course of the Group's business on normal commercial terms and together with the Revised Cap, are fair and reasonable and in the interest of the Company and the Shareholders as a whole. On the basis of Commerzbank AG's advice and its own review, the Independent Board Committee is also satisfied that the Securities Transactions have been entered into in the ordinary and usual course of the Group's business on normal commercial terms and together with the Revised Cap, are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

INFORMATION ON THE GROUP

The Company was incorporated in Hong Kong on September 12, 2001 to hold the entire equity interest in BOCHK, its principal operating subsidiary. BOC holds a substantial part of its interests in the shares of the Company through BOC Hong Kong (BVI) Limited, an indirect wholly owned subsidiary of BOC.

BOCHK is a leading commercial banking group in Hong Kong. With over 280 branches and about 450 ATMs and other delivery channels in Hong Kong, BOCHK and its subsidiaries offer a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three banknote issuing banks in Hong Kong. In addition, BOCHK and its subsidiaries have 14 branches and sub-branches in the PRC to provide cross-border banking services to customers in Hong Kong and the PRC. BOCHK is appointed by the People's Bank of China as the Clearing Bank for Renminbi (RMB) business in Hong Kong.

The Company began trading on the main board of the Stock Exchange on July 25, 2002, with stock code "2388", ADR OTC Symbol: "BHKLY".

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context otherwise requires:

"2005 Announcement"	an announcement made on January 4, 2005 announcing the types, together with annual caps, of continuing connected transactions with BOC and its associates, including the Securities Transactions
"associate"	has the meaning ascribed to it in the Listing Rules
"ATM(s)"	automated teller machine(s)
"Board"	the board of directors of the Company
"BOC"	Bank of China Limited, a joint stock limited liability company established under the laws of the PRC primarily engaged in commercial banking activities and the indirect holder of approximately 65.77% of the equity capital in the Company
"BOCHK"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a principal operating subsidiary of the Company
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC, the principal activity of which is the offering of investment banking services
"BOCI Securities"	BOCI Securities Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCI
"Commerzbank AG"	Commerzbank AG Hong Kong Branch
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong, the shares of which are listed on the Stock Exchange
"Existing Cap"	annual cap at HK$260 million for the Securities Transactions for the year ending December 31, 2007 as announced in the 2005 Announcement
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	a committee of the board of directors of the Company comprising, all the independent non-executive directors of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange (and a "Rule" means a rule of the Listing Rules)

"Macau"	Macau Special Administrative Region of the PRC
"PRC" or "China"	The People's Republic of China which, for the purposes of this announcement only, excludes Hong Kong, Macau and Taiwan
"Revised Cap"	the revised annual cap at HK$1,100 million for the Securities Transactions for the year ending December 31, 2007
"Securities Transactions"	the securities transactions described under the section headed "Securities Transactions"
"Services and Relationship Agreement"	the Services and Relationship Agreement among, inter alia, the Company and BOC dated July 6, 2002 (as amended and supplemented from time to time)
"Shareholders"	the shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 28 August 2007

As at the date of this announcement, the Board comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*

** *Independent Non-executive directors*

File No. 82-34675

The Standard

Date : 29 August 2007

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

1917-2007
服務香港 共建未來
COMMITTED TO BUILDING A BETTER TOMORROW

(Incorporated in Hong Kong with limited liability)

(the "Company", Stock Code: 2388)

NOTIFICATION
CONTINUING CONNECTED TRANSACTION

Continuing Connected Transaction

An announcement containing details of the captioned matter is available for viewing on the website of the Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under the section "Latest Listed Company Information" and on the website of the Company at www.bochk.com under the section "Investor Relations".

This notification merely serves to advise investors of the captioned matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the captioned matter.

The announcement is available for inspection by the public at no charge at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays in Hong Kong) from today until 30 September 2007. Copies of the announcement will be provided upon request at a cost of HK$1 per sheet.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 28 August 2007

BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2007)184(JL)

24 August 2007

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Rule 12g3-2(b) File No.82-34675

We enclose a copy of each of the following documents in relation to the 2007 Interim Results of the Company for your attention:

1. The 2007 Interim Results Announcement as published on the website of The Stock Exchange of Hong Kong Limited on 23 August 2007;

2. The Notification relating to the 2007 Interim Results Announcement as published in today's newspapers in Hong Kong; and

3. The Highlights of 2007 Interim Results as published in today's newspapers in Hong Kong.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

1917 - 2007
服務香港 共建未來
COMMITTED TO BUILDING A BETTER TOMORROW

2007 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors of the Company is pleased to announce the unaudited results of the Company and its subsidiaries for the six months period ended 30 June 2007. This announcement, containing the full text of the 2007 Interim Report of the Company, complies with the relevant requirements of the Listing Rules in relation to information to accompany preliminary announcements of interim results. Printed version of the Company's 2007 Interim Report will be delivered to the shareholders of the Company and available for viewing on the websites of the Stock Exchange at www.hkex.com.hk and of the Company at www.bochk.com in mid September 2007.

FINANCIAL HIGHLIGHTS

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m	Year ended 31 December 2006 HK$'m
Net operating income before loan impairment allowances	**12,060**	10,517	21,309
Operating profit	**8,808**	8,188	16,541
Profit before taxation	**9,227**	8,673	17,139
Profit for the period/year	**7,628**	7,229	14,284
Profit attributable to the equity holders of the Company	**7,466**	7,093	14,007
	HK$	HK$	HK$
Earnings per share	**0.7062**	0.6709	1.3248
Dividend per share	**0.4280**	0.4010	0.8480
	HK$'m	HK$'m	HK$'m
Capital and reserves attributable to the equity holders of the Company	**87,749**	81,034	84,655
Issued and fully paid share capital	**52,864**	52,864	52,864
Total assets	**1,047,095**	860,335	928,953
Financial ratios	**%**	%	%
Return on average total assets[1]	**1.57**	1.59	1.56
Return on average capital and reserves attributable to the equity holders of the Company[2]	**17.32**	17.63	17.02
Cost to income ratio	**28.34**	28.25	30.78
Loan to deposit ratio[3]	**48.17**	51.18	49.32
Average liquidity ratio[4]	**50.08**	50.30	50.46
Capital adequacy ratio[5]	**14.29**	14.61	15.72

1. $$\text{Return on average total assets} = \frac{\text{Profit for the period/year}}{\text{Daily average balance of total assets}}$$

2. Return on average capital and reserves attributable to the equity holders of the Company

$$= \frac{\text{Profit attributable to the equity holders of the Company}}{\text{Average of the beginning and ending balance of capital and reserves attributable to the equity holders of the Company}}$$

3. Loan to deposit ratio is calculated as at 30 June 2007, 30 June 2006 and 31 December 2006. Loan represents gross advances to customers. Deposit also includes structured deposits reported as "Financial liabilities at fair value through profit or loss".

4. Average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the corresponding period.

5. Capital adequacy ratio is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules effective from 1 January 2007. Comparative ratio at 31 December 2006 is restated accordingly, while that at 30 June 2006 is calculated in accordance with the Third Schedule (repealed on 1 January 2007) of the Banking Ordinance under the Basel I capital accord.

CHAIRMAN'S STATEMENT

It gives me much pleasure to report that in the first half of 2007 the Group achieved record highs in its half-yearly financial performance with good progress on all major businesses. The Group's net operating income before loan impairment allowances increased by 14.7% to HK$12,060 million. These encouraging results were fuelled by the growth in both net interest income and net fees and commission income. Operating profit before loan impairment allowances was up 14.5% to HK$8,642 million while profit attributable to shareholders was up 5.3% to HK$7,466 million. Earnings per share increased by 5.3% to HK$0.7062. The Group's asset quality continued to improve with classified and impaired loan ratio dropping to an all-time low of 0.41%.

In view of the Group's good business results and healthy financial position, the Board has declared an interim dividend of HK$0.428 per share, an increase of 6.7% year-on-year.

The Hong Kong economy sustained its growth momentum, providing a healthy environment for the Group's business expansion. The local stock market remained buoyant in the first half of the year, boosting the volume of local stock market to record highs. Business investment in Hong Kong and merchandise exports continued to grow while private consumption increased, thanks to an improved job market. Inflation was still considered mild but signs were beginning to show that internal demand could jack up costs and that imported inflation could become a cause for concern.

We are also capitalising on the immense business opportunities arising from our strengthened business platform with the implementation of RPC business model, the Renminbi bond issue in Hong Kong and the opening up of the financial services in China.

Our strategic focus is to drive higher growth with an emphasis on high-margin businesses, to maintain the Group's lead in core areas, and to better equip ourselves for new business opportunities and longer-term growth. I am satisfied that much headway has already been made in attaining these goals in the first six months.

During the period, we recorded exceptionally strong growth in both business volume and operating profit in our retail and corporate banking businesses. We have established a strong momentum for loan growth in the local market. We have also maintained our market leadership in syndication loan market, retail banking, mortgage lending and RMB banking business in Hong Kong. The commencement of RMB bond offerings in Hong Kong is likely to give rise to more opportunities for us in the longer term as arranger and the RMB clearing bank in Hong Kong.

In accordance with our Strategic Plan 2006-2011, we have been actively growing our business and building a stronger presence in the Mainland. I am glad to report that in June this year, we have obtained the approval from the China Banking Regulatory Commission to start the preparatory work for incorporating a local subsidiary of Nanyang Commercial Bank, Limited in the Mainland of China. We have moved ahead at full speed for the incorporation work, including infrastructure building and staff recruitment, to ensure that our Mainland operation will be adequately prepared for new business opportunities.

We remain committed to become a top-quality financial services group with a powerful base in Hong Kong, a solid presence in Mainland China and a strategic foothold in the region. In the past six months, we have made good progress on expanding our core businesses and strengthening our business platform.

The Group recognises that human resources are the cornerstone of its success. We will continue to invest in this area, with a view to optimising our staff force and enhancing their professionalism. Looking ahead, we will continue to expand our product platform to provide our customers with quality services and products. We believe that business opportunities should continue to abound in both the Hong Kong and Mainland markets in the remainder of the year and years ahead. We remain in a good position to deliver higher value to shareholders and customers while offering rewarding opportunities to the staff.

Lastly, I am pleased to announce that with effect from 25 May 2007, Mr. Lee Raymond Wing Hung, the Group's Chief Financial Officer, and Mr. Gao Yingxin, the Group's Deputy Chief Executive in charge of Corporate Banking and Financial Institutions, Product Management, Global Markets and China Business, have joined the Board as Executive Directors of the Company. Messrs. Lee and Gao's respective expertise in finance and banking will certainly enhance the operation of the Board. Also, on behalf of the Board, I would like to express our gratitude to Mr. Hua Qingshan who has resigned as Non-executive Director with effect from 15 June 2007. In closing, I would like to extend my appreciation to our shareholders for their continuous support, the Board for their wise counsel and all our staff for their dedication and hard work.



XIAO Gang
Chairman

Hong Kong, 23 August 2007

As the Company is entering its 5th anniversary of public listing in Hong Kong, I am pleased to report that the Group continued to deliver encouraging business results and create higher value for shareholders in the first half of 2007. These fully reflected the growth momentum we have developed over recent years and helped gear towards realising our targets in the Group's Strategic Plan for 2006-2011.

Benefiting from the positive operating environment and our reinforced business platform, we were able to drive encouraging growth in both operating income and profit. More inspiring is that after a stable first quarter, our growth pace accelerated further in the second quarter. Before going into the details of our financial and business results, I would like to highlight the mileage we have covered in the first half to demonstrate our strong commitment to achieving growth, quality and excellence.

- We successfully grew our lending assets across-the-board amid fierce market competition, particularly in the high yielding segments;
- On the back of the robust investment market, we substantially increased our fee income;
- With better asset and liability management, we managed to further widen our net interest margin;
- We have further strengthened our market leadership positions in various key business areas of residential mortgage, loan syndication and RMB banking business in the local market;
- Our asset quality continued to improve with impressive results;
- Our distribution channels are greatly reinforced to support and foster business growth;
- To enhance our core competencies, we remained committed to the investment in human resources and IT while keeping good cost discipline.

Financial Highlights

By attaining solid growth in our core segments, we delivered higher earnings in the first half of 2007.

Net operating income before loan impairment allowances grew by 14.7% to HK$12,060 million. Compared to the same period in 2006, operating profit before loan impairment allowances was up 14.5% to HK$8,642 million, the highest interim result since our listing in 2002. Operating profit increased by 7.6% to HK$8,808 million despite lower loan impairment allowances write-back. The Group's profit attributable to shareholders grew by 5.3% to HK$7,466 million. Earnings per share increased by 5.3% to HK$0.7062.

Return on average total assets (ROA) and return on average shareholders' funds (ROE) were 1.57% and 17.32% respectively, versus 1.59% and 17.63% respectively for the first half of 2006. The slight changes were largely attributable to the higher loan impairment allowances write-back and investment property revaluation gain a year ago. ROE before loan impairment allowances and ROA before loan impairment allowances improved by 1.30 percentage points to 20.05% and by 0.12 percentage point to 1.78%, respectively.

As mentioned above, the Group's advances to customers surged by 13.2%, amounting to HK$392,811 million. We witnessed robust growth in high-margin advances such as trade finance, SME loans and loans extended to customers through our Mainland operation. This, together with the high volume of IPO financing, contributed significantly to the rise of the Group's net interest income by 18.7% to HK$8,903 million.

During the interim period, we widened our net interest margin by 22 basis points to 2.03%, versus 1.81% a year ago. This was achieved despite the spread between HKD Prime and HIBOR narrowed by 38 basis points in the first half of the year. This extent of improvement exceeded that of our peers and aptly reflected our relentless efforts to improve the assets and deposits mix, the control of funding costs as well as the yield

on debt securities. Average interest-earning assets were up 5.9% to HK$883,030 million primarily as a result of higher average deposits, including substantial amount of IPO subscription funds.

Our focused effort to boost the Group's fee-based income led to a sharp increase in net fees and commission income of 49.5% to HK$2,632 million. Riding on the robust local stock market and having further enhanced our channels to capture new business opportunities, our stock brokerage commissions increased by 105.6%. Led by the sales of China equity funds and other thematic funds, our asset management fees income registered an equally strong growth of 104.8%. Insurance and investment income from BOC Life grew by 25.8% to HK$263 million, which was attributable to higher interest income from securities investment.

Net trading income fell by 62.5% to HK$417 million following the 79.0% decline in net trading income from foreign exchange and related products, resulting from the net trading loss of foreign exchange swap contracts. However, should the net trading loss of swap contracts be excluded, the income from foreign exchange business would have increased by 19.0%.

To cater for the Group's long-term expansion, it remains our key policy to invest in human resources and IT infrastructure. During the interim period, we initiated salary increment to ensure that our remuneration package was competitive in the market. We also recruited additional manpower, including professionals in various fields, for business development. At the same time, our e-banking channels and branch network were enhanced to better serve customers. As a result, the Group's operating expenses increased by 15.0% to HK$3,418 million in the first six months. Despite this increase, we managed to optimise our cost-to-income ratio which, at 28.34%, was merely 0.09 percentage point higher than that recorded in the same period of 2006 and remained at low end of industry level.

With effective risk management, the Group's asset quality improved further. Classified and impaired loan ratio dropped to 0.41%, versus 0.57% six months ago. In this regard, we once again outperformed the local banking sector as a whole.

The Group's total assets reached HK$1,047,095 million as at the end of June 2007, up 12.7% from end-2006. Total deposits from customers increased by 15.9% to HK$815,517 million. The Group's capital and liquidity positions remained strong. Consolidated capital adequacy ratio was 14.29% at the end of June 2007, versus 15.72% at end-2006, due to an increase in risk-weighted assets. Average liquidity ratio was 50.08%, versus 50.30% a year ago.

Business Review

The performance of our major business streams testified to our success in driving the growth of both business volume and profitability.

Retail Banking

We continued to leverage the competitive edge of our personal banking segment which presented superb results in the first half of 2007. We succeeded in growing the high-yielding segments, such as investment and insurance, expanding our high net worth customer base with enhanced wealth management services, maintaining our market lead in residential mortgage and Hong Kong RMB banking business while growing our credit card segment.

Net operating income before loan impairment allowances increased by 25.2% to HK$6,864 million, of which net interest income was up 13.0% to HK$4,309 million and other operating income was up an even stronger 53.0% to HK$2,555 million. Profit before taxation increased by nearly 29.6% to HK$4,134 million.

We grew non-interest operating income substantially by 53.0% year-on-year in an active investment market. By strengthening our trading platform, especially the automated channels, and implementing effective marketing strategies, we achieved solid growth in both stock transaction volume and stock brokerage

commissions of 111.9% and 105.6% respectively. Driven by the sales of China equity funds and other thematic funds, asset management fees grew substantially by 104.8%. Commissions from the sales of bonds also increased by 124.1% upon the introduction of private placement service.

We moved on to grow our wealth management segment with encouraging results. In the first six months, the number of wealth management customers and assets under management increased by 16.8% and 16.9% respectively. Through service enhancement and customisation, we started providing premium services to our high net worth customer group.

Notwithstanding intense competition, we maintained our market leadership in residential mortgage which outperformed the industry by registering a growth of 3.3%. We introduced a wider assortment of mortgage products to tailor the diverse needs of customers. Under such measures, the underwriting of new mortgages soared by 119.4%, versus the market average of merely 38.0%. We continued to expand our credit card business in terms of card advances and card issuance. In particular, cardholder spending and merchant acquiring volume increased by 25.9% and 35.3% respectively.

The Group remained the local market leader in RMB banking business. RMB deposits went up by 20.5% during the interim period. We also led the market in the RMB credit card business, with RMB merchant acquiring volume and RMB cardholder spending volume growing by 51.1% and 57.9% respectively. In June we launched a new RMB bond service and acted as one of the joint lead managers and bookrunners as well as placing banks for the first issuance of RMB bonds by China Development Bank in Hong Kong. With the further expansion of RMB banking business in Hong Kong, the role of BOCHK as the only local RMB clearing bank has been enhanced accordingly.

We continued to shape up our distribution channels to support business growth. We reinforced our e-banking platform and services, which contributed significantly to the surge in online stock trading. Transactions of e-banking surged by 116.7% while stock brokerage business volume via our automated channels rose by 176.7% in the first half of this year as compared with the same period of 2006. More wealth management centres were set up to cater to our targeted high net worth customers.

Corporate Banking

We steered the business growth of the corporate banking segment with considerable progress in the first half of this year. Net operating income before loan impairment allowances increased by 19.6%, of which net interest income was up 19.5% and other operating income increased by 19.8%. Operating profit before loan impairment allowances, at HK$2,235 million, increased by 21.4% while pre-tax profit stayed at roughly the same level as a year ago.

It has been our prime emphasis to grow corporate lending in order to increase net interest income in this business segment. Spurred by Hong Kong's vibrant external trade, our trade finance recorded a substantial growth of 28.1%. Its proportion in the Group's total loan portfolio also increased. We also made significant headway in industrial, commercial and financial loans, which increased by a total of 18.8%. Under our new SME business model and through aggressive marketing, we registered a growth of 19.9% in SME loans in the first six months. We remained the market leader in loan syndication in the Hong Kong-Macau and Mainland-Hong Kong-Macau syndicated loan markets. We acted as the coordinator for the largest syndicated loan ever-recorded in Hong Kong in recent years. Backed by robust stock trading and the spate of IPO in Hong Kong, we made use of our reinforced business platform to boost our IPO financing business, which registered a two-fold growth and provided more than HK$220 billion worth of financing to both corporate and retail customers. We acted as the major receiving bank for 20 IPOs in Hong Kong in the first half of the year.

Mainland Business

China business has always been one of the Group's strategic focuses. Our Mainland branches continued to enjoy solid results in the first half. Operating profit before loan impairment allowances increased by 57.3%. Total advances to customers increased by 16.6%, of which RMB loans surged by 42.8%. Deposits from customers rose by 40.6%.

As mentioned in the last Annual Report, the Group is pursuing a dualistic approach with regard to the development of Mainland business by incorporating Nanyang Commercial Bank, Limited (NCB) as a local bank in the Mainland to provide full banking services while maintaining BOCHK and Chiyu's status as foreign-funded banks to focus on corporate banking and foreign exchange businesses. In this connection, preparation for the incorporation of NCB and the roll-out of full banking services in the Mainland has been well underway since the beginning of this year. We are pleased to announce that in June this year, NCB obtained the approval of China Banking Regulatory Commission to incorporate its current operations in the Mainland as its wholly-owned subsidiary under the name of Nanyang Commercial Bank (China) Limited (NCB China).

The business scope of the Group's Mainland branches and sub-branches kept expanding. By end-June, 12 of our 14 branches and sub-branches were allowed to conduct RMB business. All of the 14 outlets are now licensed to conduct derivatives business and offer insurance agency services.

We continued to work closely with our parent BOC Group for business development. In the first half of this year, business referrals between BOC and us contributed to the loan growth on both sides. Our collaboration with BOC in the offering of privileged and priority banking services for wealth management customers from both banks in the Asia Pacific Region has been making good progress. These successful experiences will be the key motivating force that drives our continuous cooperation for mutual gains.

Treasury

The focus of our Treasury segment this year is portfolio diversification and product development. I am satisfied that considerable progress was made in that regard in the first six months. We adjusted the Group's asset allocation by diversifying into structured debt securities to maximise return on residual funds, thus resulting in a more balanced portfolio. We have been actively developing new treasury products. Under our new notes programme, the first batch of structured notes was issued in February 2007 and generated a sales volume of over HK$700 million in the first half of 2007. We also launched equity warrants to enrich the Group's product portfolio and offer more investment choices to our customers.

Treasury registered a healthy growth in net interest income of 20.5%, which was attributable to better return from the effectively diversified debt securities portfolio. However, owing to the fall in other operating income caused mainly by the net trading loss of foreign exchange swap contracts, as well as the decline in net trading income from interest rate instruments and commodities, total operating income decreased by 12.2% year-on-year to HK$2,454 million. Profit before taxation was down 14.8% to HK$2,221 million.

Insurance

The insurance segment performed well in the first half of 2007. Net interest income was up 66.3% to HK$346 million mainly due to the rise in investments in debt securities. Despite the fall in other operating income of 17.5% that led to a decline of 12.0% in total operating income, profit before taxation jumped up by 35.4% to HK$107 million.

Upon acquiring a 51% shareholding in BOC Life in 2006, we have been actively expanding our insurance product offerings to meet our customers' diverse demands. For example, we introduced a series of new insurance products including regular pay products and launched various promotion campaigns. As a result, income from first year regular premium was up by 88.2% year-on-year.

Outlook

Looking ahead, we believe that the macroeconomic environment is likely to remain stable. The Hong Kong economy will continue to benefit from the Mainland's strong economic performance, despite that the global growth is expected to moderate in the second half of the year. The opening of the Mainland's financial services sector, in particular, is expected to give rise to greater business opportunities. However, we are also alert to the risks that could arise from the mounting volatility of the global investment market and the uncertainty in interest rate movements. The potential rise of operating costs in Hong Kong is also an aspect we need to monitor closely and manage proactively.

In the remainder of the year, we will drive business growth by taking advantage of our new business model, the Relationship-Product-Channel (RPC) Model, and our reinforced business platform. Given the momentum we have already built up in growing our loan business, we will continue to strengthen high-yielding segments such as trade finance, SME lending, consumer loans and our Mainland operation's lending business. We will also seek to maintain our lead and further expand our market share in residential mortgage, loan syndication and Hong Kong RMB banking business. Wealth management will continue to be one of our major targets. With our enhanced wealth management platform, branch infrastructure and product capability, we are in a stronger position than before to grow this segment by means of product innovation and customisation. Provided that the stock market remains favourable, our sufficiently strengthened trading platform should enable us to capture the growth opportunities in stock brokerage business. All these pursuits will of course be supported by the entrenchment of the RPC Model and the new corporate culture throughout the Group.

With the approval given by China Banking Regulatory Commission, we are proceeding at full speed to incorporate NCB China as a local bank in the Mainland. This new wholly-owned subsidiary of the Group is to be headquartered in Shanghai and its operation is scheduled for commencement by the end of this year. With the support of the whole Group, we have already started arming our Mainland branches with the necessary internal infrastructure and manpower so that we can offer a full range of RMB banking services in the Mainland market. We will also allocate sufficient resources for building and promoting the new NCB China brand in the Mainland. NCB China will be actively identifying locations in major cities in the Pearl River Delta, the Yangzi River Delta and other coastal regions for the purpose of expanding its branch network in the Mainland.

In terms of business scope expansion, our Mainland branches will seek to enhance competitiveness in various business segments, particularly trade finance, property mortgage and wealth management, through product and channel improvement. The underlying objective is to expand cross-border services by introducing into the Mainland products originating from Hong Kong.

We are confident of the Group's ability to maintain its consistently good pace of growth in income and profit, accompanied by ongoing consciousness in risk management.

In concluding, I wish to thank the Board of Directors for their guidance. I would also like to thank all my colleagues for their commitment and exertion to excel themselves and deliver record results.



HE Guangbei
Vice Chairman and Chief Executive

Hong Kong, 23 August 2007

This section provides an analysis of the Group's performance, financial position, and risk management. The following analysis should be read in conjunction with the financial statements included in this Interim Report.

CONSOLIDATED FINANCIAL REVIEW

In the first six months of 2007, the Group achieved encouraging financial performance and made good progress in implementing its strategic plan for 2006-2011. Driven by strong growth in core earnings, the Group posted record highs in its half-yearly financial results. Compared to the first half of 2006, operating profit before loan impairment allowances increased to HK$8,642 million, up HK$1,096 million or 14.5%. Despite a fall in both loan impairment allowances write-back and investment property revaluation gain, profit attributable to shareholders rose by HK$373 million, or 5.3%, to HK$7,466 million. Earnings per share were HK$0.7062, up HK$0.0353. Return on average total assets ("ROA") and return on average shareholders' funds ("ROE") were 1.57% and 17.32% respectively. ROA and ROE were lower on a year-on-year basis mainly because of the relatively higher loan impairment allowances write-back and revaluation gain on investment properties recorded in the first half of 2006. ROE before loan impairment allowances in the first half of 2007 improved by 1.30 percentage points to 20.05% while ROA before loan impairment allowances also improved by 0.12 percentage point to 1.78%.

Financial Highlights

HK$'m, except percentage amounts	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006	Half-year ended 30 June 2006
Operating income	**12,060**	10,792	10,517
Operating expenses	**(3,418)**	(3,587)	(2,971)
Operating profit before loan impairment allowances	**8,642**	7,205	7,546
Reversal of loan impairment allowances	**166**	1,148	642
Others	**419**	113	485
Profit before taxation	**9,227**	8,466	8,673
Profit attributable to equity holders of the Company	**7,466**	6,914	7,093
Earnings per share (HK$)	**0.7062**	0.6539	0.6709
Return on average total assets	**1.57%**	1.53%	1.59%
Return on average shareholders' funds*	**17.32%**	16.69%	17.63%
Return on average total assets before loan impairment allowances	**1.78%**	1.57%	1.66%
Return on average shareholders' funds* before loan impairment allowances	**20.05%**	17.39%	18.75%
Net interest margin	**2.03%**	1.97%	1.81%
Non-interest income ratio	**26.18%**	22.79%	28.66%
Cost-to-income ratio	**28.34%**	33.24%	28.25%

* Shareholders' funds represent capital and reserves attributable to the equity holders of the Company.

Analyses of the Group's financial performance and business operations are set out in the following sections.

Net Interest Income and Margin

HK$'m, except percentage amounts	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006*	Half-year ended 30 June 2006*
Interest income	**21,484**	20,868	19,403
Interest expense	**(12,581)**	(12,536)	(11,900)
Net interest income	**8,903**	8,332	7,503
Average interest-earning assets	**883,030**	837,113	833,847
Net interest spread	**1.61%**	1.54%	1.39%
Net interest margin	**2.03%**	1.97%	1.81%

* Interest expense on short positions in Exchange Fund Bills and callable interest rate swaps were reclassified from "Net gain from interest rate instruments" included as "Net trading income" to "Interest expense". Average interest-earning assets, net interest spread and net interest margin were revised accordingly.

Compared to the first half of 2006, net interest income increased by HK$1,400 million, or 18.7%, to HK$8,903 million. Average interest-earning assets grew by HK$49,183 million, or 5.9%, to HK$883,030 million mainly due to the increase in average deposits (including funds from IPO subscriptions). Net interest margin increased by 22 basis points to 2.03% and net interest spread widened by 22 basis points to 1.61%.

After a relatively steep rise in the first half of 2006, HKD and USD interest rates have performed quite differently since the second half of 2006. While one-month LIBOR has remained flat at around 5.3% since the second half of 2006 due to the softening US economy, one-month HIBOR dropped gradually in the second half of 2006 from 4.19% at end-June 2006 to 3.91% at end-2006 due to abundant liquidity in the local banking sector. Conversely, in the first half of 2007, one-month HIBOR rebounded to 4.48% at end-June due to IPO activities. Compared to the first half of 2006, average one-month HIBOR increased by 5 basis points to 4.24% while average one-month LIBOR increased by 47 basis points to 5.32% in the first half of 2007. At the same time, the Group's average HKD Prime rate decreased by 33 basis points year-on-year to 7.75%, thus narrowing the HKD Prime-to-one-month HIBOR spread (hereinafter called "Prime-HIBOR spread") by 38 basis points to 3.51% in the first half of 2007.

During the period under review, average customer deposits increased by HK$48,260 million, or 7.4%, leading to an increase in average interest-earning assets by HK$49,183 million, or 5.9%. The increasing interest rate environment together with the rise in investments in structured securities and selected corporate bonds helped raise the gross yield on debt securities by 45 basis points. At the same time, the Group's assets mix further improved with average debt securities investments and loans and advances to customers accounting for 37.4% and 41.2% of average interest-earning assets, up 2.0 and 1.8 percentage points respectively. In particular, higher yielding loans such as trade finance, SME loans and lending through the Group's Mainland branches grew year-on-year. Nevertheless, as Prime-HIBOR spread narrowed and pricing pressure continued, loan spread was compressed. Weighted average yield from the residential mortgage portfolio, excluding Government Home Ownership Scheme ("GHOS") mortgages, decreased by 13 basis points year-on-year to 2.65% below HKD Prime rate. As a result, average gross yield from loans and advances to customers fell by 11 basis points to 5.51%. On the other hand, the Group's overall funding costs remained flat. The Group's conscious effort in managing funding costs continued to enhance the fixed deposits spread. Meanwhile, savings deposits spread also widened as average savings rate decreased in times of higher average market rates. At the same time, deposit mix continued to improve with increasing proportion of average demand deposits and current accounts as well as savings deposits (hereinafter called "lower cost deposits") to average total deposits.

The summary below shows the average balances and average interest rates of individual assets and liabilities:

	Half-year ended 30 June 2007		Half-year ended 31 December 2006		Half-year ended 30 June 2006	
ASSETS	**Average balance HK$'m**	**Average yield %**	Average balance HK$'m	Average yield %	Average balance HK$'m	Average yield %
Loans to banks	**171,408**	**3.80%**	170,018	3.86%	185,034	3.93%
Debt securities investments	**330,010**	**4.84%**	309,676	4.80%	294,901	4.39%
Loans and advances to customers	**363,753**	**5.51%**	338,941	5.69%	328,777	5.62%
Other interest-earning assets	**17,859**	**4.53%**	18,478	3.81%	25,135	1.75%
Total interest-earning assets	**883,030**	**4.91%**	837,113	4.94%	833,847	4.69%
Non interest-earning assets	**87,716**		83,287		77,478	
Total assets	**970,746**	**4.46%**	920,400	4.50%	911,325	4.29%

	Half-year ended 30 June 2007		Half-year ended 31 December 2006		Half-year ended 30 June 2006	
LIABILITIES	**Average balance HK$'m**	**Average rate %**	Average balance HK$'m	Average rate %	Average balance HK$'m	Average rate %
Deposits and balances of banks and other financial institutions	**43,374**	**3.31%**	45,772	2.96%	43,930	3.03%
Current, savings and fixed deposits	**696,136**	**3.30%**	658,512	3.38%	647,876	3.33%
Certificates of deposit issued	**2,473**	**3.54%**	3,022	3.41%	3,953	3.07%
Other interest-bearing liabilities	**26,743**	**3.31%**	25,140	4.69%	31,375	3.05%
Total interest-bearing liabilities	**768,726**	**3.30%**	732,446	3.40%	727,134	3.30%
Non interest-bearing deposits	**33,178**		31,848		33,781	
Shareholders' funds* and non interest-bearing liabilities	**168,842**		156,106		150,410	
Total liabilities	**970,746**	**2.61%**	920,400	2.70%	911,325	2.63%

* Shareholders' funds represent capital and reserves attributable to the equity holders of the Company.

Compared to the second half of 2006, net interest income increased by HK$571 million, or 6.9%. Average interest-earning assets grew by HK$45,917 million, or 5.5%, driven by the increase in average deposits (including funds from IPO subscriptions). Net interest margin and net interest spread rose by 6 basis points and 7 basis points respectively. Contribution from net free funds fell by 1 basis point.

As a result of the rebound of HKD interest rate in the first half of 2007, average one-month HIBOR increased by 19 basis points to 4.24% when compared to the second half of 2006. On the other hand, average 1-month LIBOR remained relatively stable. Improvement in net interest income was mainly attributable to the increase in average interest-earning assets as well as the increase in average loans and advances to customers, in particular higher yielding loans such as trade finance, SMEs loans and lending through Mainland branches. Meanwhile, total deposit spread widened as average savings rate decreased in times of higher average market rates. Deposit mix also improved with a higher proportion of average lower cost deposits in average total deposits. However, as Prime-HIBOR spread narrowed and pricing pressure continued, loan spread was compressed. Weighted average yield from the residential mortgage portfolio, excluding GHOS mortgages, declined by 5 basis points to 2.65% below the HKD Prime rate.

Net Fees and Commission Income

HK$'m	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006	Half-year ended 30 June 2006
Bills commissions	**273**	278	259
Loan commissions	**129**	157	116
Investment and insurance fee income	**1,764**	993	858
Securities brokerage (Stockbroking)	**1,324**	739	644
Securities brokerage (Bonds)	**65**	76	29
Asset management	**342**	150	167
Life insurance*	**33**	28	18
General insurance	**52**	42	54
Trust services	**66**	64	54
Payment services	**221**	218	200
Credit cards	**471**	432	375
Account services	**153**	147	157
Guarantees	**24**	19	25
Currency exchange	**73**	66	51
RMB business	**54**	41	36
Correspondent banking	**17**	16	15
IPO-related business	**43**	25	35
Others	**99**	135	117
Fees and commission income	**3,439**	2,633	2,352
Fees and commission expenses	**(807)**	(677)	(591)
Net fees and commission income	**2,632**	1,956	1,761

* As a result of the combination with BOC Life in 2006, fee income from life insurance only included that from the Group's insurance business partner after group consolidation elimination.

Net fees and commission income increased by HK$871 million, or 49.5% year-on-year, to HK$2,632 million, primarily due to a significant rise in investment and insurance fee income of HK$906 million or 105.6% and an increase of fees from card business of HK$96 million or 25.6%. The remarkable performance of investment and insurance agency business reflected the Group's business initiatives on the back of the active equity market and IPO activities. Fees from card business also recorded satisfactory growth as cardholder spending and merchant acquiring volume increased by 25.9% and 35.3% respectively. Fees from currency exchange, trust services, loans and payment services all registered double-digit growth of 43.1%, 22.2%, 11.2% and 10.5% respectively. Riding on flourishing IPOs in the first half of 2007, the Group's fees and commission income from IPO-related activities such as receiving banker's fee and brokerage fee surged by 22.9%. Meanwhile, fee income from RMB-related services also rose by 50.0%. Fees and commission expenses rose by HK$216 million or 36.5%, mainly driven by the increases in stockbroking expenses as well as fees and commission expenses for credit card business. Moreover, additional charges under the Deposit Protection Scheme that commenced in September 2006 also contributed to the increase in fees and commission expenses.

Compared to the second half of 2006, net fees and commission income increased by HK$676 million, or 34.6%, largely because of the increase in fee income from stock brokerage of HK$585 million or 79.2% and that in asset management of HK$192 million or 128.0%. Fees and commission income from IPO-related activities, RMB-related business and card business also increased by 72.0%, 31.7% and 9.0% respectively. Fees and commission expenses rose by 19.2%, mainly due to an increase in stockbroking expenses, credit card expenses and the additional charges under the Deposit Protection Scheme.

Investment and Insurance Business

HK$'m	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006	Half-year ended 30 June 2006
Investment and insurance fee income			
Securities brokerage (Stockbroking)	**1,324**	739	644
Securities brokerage (Bonds)	**65**	76	29
Asset management	**342**	150	167
Life insurance	**33**	28	18
	1,764	993	858
Insurance and investment income of BOC Life			
Net insurance premium income	**2,933**	2,719	3,476
Interest income	**346**	265	208
Net (loss)/gain on financial instruments designated at fair value through profit or loss	**(389)**	835	(415)
Others	**5**	6	–
Gross insurance and investment income of BOC Life*	**2,895**	3,825	3,269
Less: net insurance benefits and claims	**(2,632)**	(3,595)	(3,060)
	263	230	209
Total investment and insurance income	**2,027**	1,223	1,067

* Before commission expenses.

Total investment and insurance income surged by HK$960 million, or 90.0%, year-on-year to HK$2,027 million primarily due to an increase in investment and insurance fee income of HK$906 million, or 105.6%, and the rise in BOC Life's insurance and investment income by HK$54 million, or 25.8%. In the first half of 2007, the Group actively promoted stock brokerage and improved its trading platform and services. Against the backdrop of the buoyant equity market and IPO activities, commissions from stock brokerage rose by HK$680 million, or 105.6%, with the stock brokerage business volume growing substantially by 111.9%. Boosted by the sales of China equity funds and certain thematic funds, asset management fee income increased by HK$175 million, or 104.8%, with the sales of open-end funds rising by 107.8%. Commission from sales of bonds also increased by HK$36 million, or 124.1%, after the successful launch of private placement services which helped grow the sales of structured notes by 237.2%. Meanwhile, fee income from the Group's insurance business partner rose by HK$15 million, or 83.3%, with sales volume increased by 174.0%. At the same time, BOC Life's insurance and investment income increased by HK$54 million, or 25.8%, to HK$263 million, which was mainly attributable to higher interest income from securities investments. In the first half of 2007, the Group improved its product mix by actively promoting its own regular pay products, and at the same time, boosted the sales of single premium products of its insurance business partner. As a result, total business volume of life insurance products increased by 8.7%.

Compared to the second half of 2006, total investment and insurance income increased by HK$804 million, or 65.7%, resulting from an increase in investment and insurance fee income of HK$771 million, or 77.6%. At the same time, insurance and investment income of BOC Life rose by HK$33 million, or 14.3%.

Net Trading Income

HK$'m	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006*	Half-year ended 30 June 2006*
Foreign exchange and foreign exchange products	**155**	376	737
Interest rate instruments	**192**	2	302
Equity instruments	**70**	58	15
Commodities	**–**	20	58
Net trading income	**417**	456	1,112

* Interest expense on short positions in Exchange Fund Bills and callable interest rate swaps were reclassified from "Net gain from interest rate instruments" included as "Net trading income" to "Interest expense".

Net trading income was HK$417 million, down HK$695 million or 62.5% year-on-year. This was mainly caused by the decline in net trading income from foreign exchange and foreign exchange products of HK$582 million, or 79.0%, resulting from the net trading loss on foreign exchange swap contracts**. Income from other foreign exchange activities increased satisfactorily by 19.0%. Net trading income from interest rate instruments dropped by HK$110 million, or 36.4% as the gain in fair value of the Group's interest rate swap contracts declined. Net trading income of equity instruments increased by HK$55 million due to the option premium received under the Group's newly launched notes programme and the increase in the fair value of certain equity instruments. The decrease in net trading income from commodities was chiefly attributable to the decline in customers' demand for bullion products as market volatility decreased, coupled with the net trading loss on certain commodities instruments.

Compared to the second half of 2006, net trading income decreased by HK$39 million or 8.6% as a result of the increase in the net trading loss on foreign exchange swap contracts**. This was partly offset by the increase in the fair value of interest rate swap contracts. Meanwhile, other foreign exchange activities performed satisfactorily and the related net trading income increased by 10.9%.

** Foreign exchange swap contracts are usually used for the Group's liquidity management and funding activities. Under foreign exchange swap contracts, the Group exchanges one currency (original currency) for another (swapped currency) at the spot exchange rate (spot transaction) and commits to reverse the spot transaction by exchanging the same currency pair at a future maturity at a predetermined rate (forward transaction). In this way, surplus funds in original currency are swapped into another currency for liquidity and funding purposes. Under HKAS 39, the exchange difference between the spot and forward contracts is recognised as foreign exchange gain or loss (as included in "net trading income"), while the corresponding interest differential between the surplus funds in original currency and swapped currency is reflected in net interest income.

Net (Loss)/Gain on Financial Instruments Designated at Fair Value through Profit or Loss (FVTPL)

HK$'m	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006	Half-year ended 30 June 2006
Net (loss)/gain on financial instruments designated at FVTPL of the banking business	**(5)**	(79)	(21)
Net (loss)/gain on financial instruments designated at FVTPL of BOC Life	**(389)**	835	(415)
Net (loss)/gain on financial instruments designated at FVTPL	**(394)**	756	(436)

Net loss on financial instruments designated at fair value through profit or loss decreased by HK$42 million, or 9.6%, year-on-year. Net loss on financial instruments designated at fair value through profit or loss of the Group's banking business and insurance subsidiary fell by HK$16 million, or 76.2%, and HK$26 million, or 6.3%, respectively when compared to the same period last year.

After a net gain of HK$756 million in the second half of 2006, net loss on financial instruments designated at fair value through profit or loss was HK$394 million, a decline of HK$1,150 million mainly due to the changes in the fair value of the investments in debt securities and structured notes held by BOC Life.

Net Insurance Premium Income

HK$'m	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006	Half-year ended 30 June 2006
Life and Annuity	**2,358**	2,385	3,467
Linked Long Term	**578**	338	10
Retirement Scheme	**–**	2	1
	2,936	2,725	3,478
Reinsurers' share of gross earned premiums	**(3)**	(6)	(2)
Net insurance premium income	**2,933**	2,719	3,476

Compared to the first half of 2006, net insurance premium income decreased by HK$543 million, or 15.6%, to HK$2,933 million, owing to the decline in premium income from single premium products. In 2006, a relatively higher sales of single premium products was made in the first half of the year whereas in the first half of 2007, the Group focused on improving its product mix by launching a host of promotional activities for regular pay products that would provide a longer, higher and more stable income stream to the Group as well as more protection at a reasonable return to its customers. Plans like 'Wisdom Investment Linked Insurance Plan', 'Total value Retirement Solution' and 'Companion Insurance Plan' were particularly well received by customers. As a result, income from first year regular premium was up 88.2% year-on-year. At the same time, the Group boosted its sales of single premium products of its insurance business partner, and the total business volume of life insurance products (including that of BOC Life and the Group's insurance business partner) was up 8.7%.

Compared to the second half of 2006, net insurance premium income rose by HK$214 million or 7.9% to HK$2,933 million. The increase was attributable to the 9.6% growth in new insurance policies with 33.3% increase in income from first year regular premium.

Net Insurance Benefits and Claims

HK$'m	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006	Half-year ended 30 June 2006
Life and Annuity	**2,084**	3,258	3,051
Linked Long Term	**551**	334	10
Retirement Scheme	**(2)**	3	–
	2,633	3,595	3,061
Reinsurers' share of claims, benefits and surrenders paid	**(1)**	–	(1)
Net insurance benefits and claims	**2,632**	3,595	3,060

Compared to the first half of 2006, net insurance benefits and claims decreased by HK$428 million, or 14.0%, to HK$2,632 million, which was mainly due to the decline in premium income from single premium products of BOC Life. Prospective liabilities were recognised on the basis of the assumptions made as to mortality, investment income and fair value changes in the underlying investments.

Compared to the second half of 2006, net insurance benefits and claims dropped by HK$963 million or 26.8%, resulting mainly from the increase in the market interest rates.

Operating Expenses

HK$'m, except percentage amounts	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006	Half-year ended 30 June 2006
Staff costs	**2,109**	2,181	1,823
Premises and equipment expenses (excluding depreciation)	**417**	494	374
Depreciation on owned fixed assets	**373**	348	323
Other operating expenses	**519**	564	451
Operating expenses	**3,418**	3,587	2,971
Cost-to-income ratio	**28.34%**	33.24%	28.25%

To cope with overall business expansion, the Group's operating expenses increased by HK$447 million, or 15.0%, year-on-year to HK$3,418 million. Staff costs rose by HK$286 million or 15.7% after pay rise and the recruitment of new staff. Compared to end-June 2006, headcount measured in full-time equivalents rose by 151 to 12,866 at end-June 2007.

Premises and equipment expenses increased by HK$43 million or 11.5% primarily due to higher rental and IT costs incurred.

Depreciation on owned fixed assets rose by HK$50 million, or 15.5%, to HK$373 million, largely due to the appreciation of the value of bank premises and the increase in depreciation on computer equipments.

The increase in other operating expenses was mainly attributable to the growth of expenses incurred by credit card business.

Reversal of Loan Impairment Allowances on Advances

HK$'m	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006	Half-year ended 30 June 2006
Reversal of/(Charge for) loan impairment allowances			
Individual assessment			
– new allowances	**(106)**	(281)	(366)
– releases	**109**	214	99
– recoveries	**340**	1,377	676
Collective assessment			
– new allowances	**(192)**	(192)	(2)
– releases	**–**	(16)	219
– recoveries	**15**	46	16
Net credit to Income Statement	**166**	1,148	642

The Group recorded a net reversal of loan impairment allowances of HK$166 million in the first half of 2007, primarily because of loan recoveries. Compared to the first half of 2006, net reversal of loan impairment allowances was down HK$476 million or 74.1%, which was mainly the consequence of a decline in both the loan recoveries and release of allowances. This decline reflected a natural slowdown in the improvement in bad debt migration and loan recoveries after the Group's significant improvement in asset quality in previous years.

As new allowances were offset by the releases of allowances, net impairment release from individual assessment was HK$3 million, compared to the net charge of HK$267 million recorded in the first half of 2006. The decrease in net impairment charge was caused by the decline in new allowances as additional allowances were needed to cover the deterioration of certain large accounts in the first half of 2006. In the first half of 2007, HK$106 million of new allowances was made to cover the formation of new impaired loans and further deterioration of existing impaired accounts.

Net charge of collective impairment allowances amounted to HK$192 million, compared to the net release of HK$217 million in the first half of 2006. During the first half of 2007, there was a continuous refinement of methodology. The increase in new allowances was also attributable to the increase in advances to customers. The reduction in releases of allowances reflected a natural slowdown in the improvement in the bad debt migration rate after the Group's significant improvement in asset quality.

The Group continued to have recoveries of loans that were previously written off with total recoveries (individually and collectively assessed) amounting to HK$355 million. Total recoveries dropped by HK$337 million year-on-year versus the first half of 2006 during which period certain large accounts had been recovered.

Compared to the second half of 2006, net release of loan impairment allowances decreased by HK$982 million or 85.5% as a result of lower recovery of loans that were previously written off. The significant loan recoveries in the second half of 2006 were mainly attributable to the recoveries of a number of large accounts.

Property Revaluation

HK$'m	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006	Half-year ended 30 June 2006
Net gain/(loss) on revaluation of premises	**7**	3	(4)
Net gain on fair value adjustments on investment properties	**414**	97	477
Deferred tax	**(59)**	(33)	(22)
Net gain on fair value adjustments on investment properties, after tax	**355**	64	455

The aggregate impact of property revaluation before tax on the income statement was HK$421 million, of which HK$414 million came from the revaluation of investment properties and HK$7 million from the revaluation of premises. The related deferred tax charge on revaluation of investment properties amounted to HK$59 million. As a result, the net impact of fair value adjustments on investment properties on the Group's profit attributable to equity holders in the first half of 2007 was HK$355 million. When compared to the first half of 2006, the decrease in net gain on property revaluation was in line with the mild increase in property prices in the first half of 2007.

Compared to the second half of 2006, the increase in net gain from revaluation of investment properties of HK$291 million was in line with the upward movement of local property prices in the first half of 2007 after a relatively quiet market in the second half of 2006.

Financial Position

HK$'m, except percentage amounts	**At 30 June 2007**	At 31 December 2006
Cash and balances with banks and other financial institutions	**122,768**	105,236
Placements with banks and other financial institutions maturing between one and twelve months	**60,804**	56,373
Hong Kong SAR Government certificates of indebtedness	**34,100**	34,750
Securities investments*	**329,562**	330,385
Advances and other accounts	**399,591**	352,858
Fixed assets and investment properties	**28,635**	27,221
Other assets**	**71,635**	22,130
Total assets	**1,047,095**	928,953
Hong Kong SAR currency notes in circulation	**34,100**	34,750
Deposits and balances of banks and other financial institutions	**46,718**	49,034
Deposits from customers	**803,914**	694,691
Debt securities in issue at amortised cost***	**283**	–
Insurance contract liabilities	**16,435**	14,239
Other accounts and provisions	**55,820**	49,599
Total liabilities	**957,270**	842,313
Minority interests	**2,076**	1,985
Capital and reserves attributable to the equity holders of the Company	**87,749**	84,655
Total liabilities and equity	**1,047,095**	928,953
Loan-to-deposit ratio	**48.17%**	49.32%

* Securities investments comprise investment in securities and financial assets at fair value through profit or loss.

** Interests in associates and derivative financial instruments are included in other assets.

*** Debt securities in issue at amortised cost represents the notes issued under the Group's notes programme.

Balance Sheet Mix as at 30 June 2007

HK$'m/(%)


105,735 (10%)
122,768 (12%)
28,635 (3%)
60,804 (6%)
399,591 (38%)
329,562 (31%)

Balance Sheet Mix as at 31 December 2006

HK$'m/(%)


56,880 (6%)
105,236 (11%)
27,221 (3%)
56,373 (6%)
352,858 (38%)
330,385 (36%)

Cash and balances with banks and other financial institutions

Placements with banks and other financial institutions maturing between one and twelve months

Securities investments

Advances and other accounts

Fixed assets and investment properties

Other assets

The Group's total assets were HK$1,047,095 million as at 30 June 2007, up HK$118,142 million or 12.7% from the end of 2006. Key changes include:

- On the back of increased deposits from customers in the first half of 2007, cash and balances with banks and other financial institutions increased by HK$17,532 million or 16.7%. Interbank placements increased by HK$4,431 million, or 7.9%.
- Advances and other accounts increased by HK$46,733 million, or 13.2%, primarily due to the growth of advances to customers by HK$45,721 million or 13.2%.
- Securities investments decreased slightly by HK$823 million or 0.2%. As of 30 June 2007, the Group held HK$12,800 million in US subprime asset-backed securities ("ABS"), all of AAA credit rating and with weighted average maturity of around 1.2 years.
- Other assets rose by HK$49,505 million or 223.7% as a result of the increase in accounts receivable of clearing items and shares due to IPO subscription and increased customer transactions of shares.

Advances to Customers

HK$'m, except percentage amounts	**At 30 June 2007**	**%**	At 31 December 2006	%
Loans for use in Hong Kong	**305,123**	**77.7%**	274,290	79.0%
Industrial, commercial and financial	**176,710**	**45.0%**	148,780	42.9%
Individuals	**128,413**	**32.7%**	125,510	36.1%
Trade finance	**21,598**	**5.5%**	16,865	4.9%
Loans for use outside Hong Kong	**66,090**	**16.8%**	55,935	16.1%
Total advances to customers	**392,811**	**100.0%**	347,090	100.0%

Total advances to customers registered a robust growth of HK$45,721 million or 13.2%. After excluding the impact of IPO financing, total advances to customers would have increased by 8.7%. The growth was broad-based, covering both corporate loans and individual loans. In particular, loans for use in Hong Kong, trade finance and loans for use outside Hong Kong all recorded double-digit growth. This reflected the Group's effective implementation of its growth strategies under the new business model.

Loans for use in Hong Kong grew by 11.2%. After excluding the impact of IPO financing, loan for use in Hong Kong would have increased by 5.6%:

- Lending to the industrial, commercial and financial sectors rose by HK$27,930 million, or 18.8%, to HK$176,710 million, driven by loans for transport and transport equipment, property investment and IPO financing.
- Despite keen market competition, residential mortgage loans (excluding those under GHOS) increased by HK$3,164 million, or 3.3%, to HK$100,117 million as a result of the Group's effective marketing efforts, helped by greater demand in the property market.
- Card advances grew by HK$88 million, or 1.6%, to HK$5,578 million as a result of an increase in cardholder spending.
- Other consumer lending decreased by HK$228 million, or 2.6%, to HK$8,603 million mainly due to the repayment of tax loans.

Trade finance increased substantially by HK$4,733 million, or 28.1%, as a result of the Group's new business initiatives coupled with robust import and export trade. Meanwhile, loans for use outside Hong Kong also grew strongly by HK$10,155 million or 18.2%. The increase was mainly driven by overseas lending and loan growth of the Group's Mainland branches.

Total advances to customers by currency mix (%)


4%
14%
82%
2007.06.30
3%
14%
83%
2006.12.31
HKD
USD
Others

In terms of currency mix, HKD and USD advances to customers accounted for 81.7% and 14.1% respectively at the end of June 2007. Other currency advances to customers accounted for 4.2%. There was no significant change in currency mix in the first half of 2007.

Deposits from Customers

HK$'m, except percentage amounts	At 30 June 2007	%	At 31 December 2006	%
Demand deposits and current accounts	**115,443**	**14.2%**	30,979	4.4%
Savings deposits	**246,650**	**30.2%**	256,653	36.5%
Time, call and notice deposits	**441,821**	**54.2%**	407,059	57.8%
Total deposits from customers	**803,914**	**98.6%**	694,691	98.7%
Structured deposits	**11,603**	**1.4%**	9,085	1.3%
Adjusted total deposits from customers	**815,517**	**100.0%**	703,776	100.0%

At the end of June 2007, total deposits from customers was HK$803,914 million, up HK$109,223 million or 15.7% (up 15.9% if including structured deposits). Should the estimated impact of IPO-related funds be excluded, total deposits from customers would have increased by 4.9% (up 5.2% if including structured deposits). Demand deposits and current accounts grew sharply by HK$84,464 million or 272.6%, mainly driven by IPO deposits. Savings deposits decreased by HK$10,003 million or 3.9%. Time, call and notice deposits rose by HK$34,762 million or 8.5%. There was a growing demand for structured deposits – a hybrid of retail deposit and derivatives offering a higher nominal interest rate to depositors. Structured deposits grew to HK$11,603 million, up HK$2,518 million or 27.7%, representing about 1.4% of the adjusted total deposits from customers. The Group's deposit mix continued to improve with the proportion of average lower cost deposits to average adjusted total deposits rising by 1.0 percentage point over 2006. The Group's loan-to-deposit ratio was 48.17% at the end of June 2007.

currency mix (%)


8%
19%
73%
2007.06.30
9%
21%
70%
2006.12.31
HKD
USD
Others

In terms of currency mix, HKD and USD deposits accounted for 73.5% and 18.7% respectively at the end of June 2007, while other currency deposits accounted for 7.8%. The Group's HKD loan-to-deposit ratio was 53.5%, down from 58.3% at end-2006, mainly due to the substantial amount of IPO deposits at the end of June 2007.

Asset Quality

HK$'m, except percentage amounts	**At 30 June 2007**	At 31 December 2006
Advances to customers	**392,811**	347,090
Classified and impaired loan ratio[&]	**0.41%**	0.57%
Impairment allowances	**1,136**	1,103
Regulatory reserve for general banking risks	**3,972**	3,621
Total allowances and regulatory reserve	**5,108**	4,724
Total allowances as a percentage of advances to customers	**0.29%**	0.32%
Total allowances and regulatory reserve as a percentage of advances to customers	**1.30%**	1.36%
Impairment allowances on classified and impaired loan ratio[##]	**30.59%**	28.62%
Residential mortgage loans* – delinquency and rescheduled loan ratio**	**0.19%**	0.21%
Card advances – delinquency ratio***[#]	**0.32%**	0.25%

	Half-year ended 30 June 2007	Half-year ended 30 June 2006
Card advances – charge-off ratio[#]	**2.59%**	2.64%

& Classified and impaired loans represent advances which have been classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired. Repossessed assets are initially recognised at the lower of their fair value or the amortised cost of the related outstanding loans on the date of repossession. The related loans and advances are deducted from loans and advances.

* Residential mortgage loans exclude those under the Home Ownership Scheme and other government-sponsored home purchasing schemes.

** Delinquency ratio is measured by a ratio of total amount of overdue loans (more than three months) to total outstanding loans.

\# Excluding Great Wall cards and computed according to the HKMA's definition.

\## Including impairment allowances on loans classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired.

Movement of Classified Advances to Customers

HK$ bln	**Half-year ended 30 June 2007**	Half-year ended 31 December 2006	Half-year ended 30 June 2006
Beginning balance	**2.0**	3.6	4.3
New classified loans	**0.3**	0.5	0.4
Upgraded classified loans	**(0.1)**	(0.1)	(0.2)
Collection	**(0.5)**	(1.3)	(0.7)
Write-off	**(0.1)**	(0.7)	(0.1)
Others	**–**	–	(0.1)
Ending balance	**1.6**	2.0	3.6

The Group's asset quality remained strong in the first half of 2007. Classified loans decreased by approximately HK$0.4 billion or 19.4% to HK$1.6 billion. New classified loans were maintained at a low level, representing less than 0.1% of total loans outstanding. Total collections amounted to approximately HK$0.5 billion. Write-off of classified loans amounted to HK$0.1 billion.

Total impairment allowances, including both IA and CA, amounted to HK$1,136 million. Impairment allowances on classified and impaired loan ratio was 30.59%. The Group's regulatory reserve rose by HK$351 million to HK$3,972 million as advances to customers increased.

The quality of the Group's residential mortgage loans continued to improve. The combined delinquency and rescheduled loan ratio dropped by 0.02 percentage point to 0.19% in the first half of 2007. The quality of card advances remained sound, with the charge-off ratio decreasing from 2.64% to 2.59% year-on-year.

Capital and Liquidity Ratios

HK$'m, except percentage amounts	**At 30 June 2007**	Restated At 31 December 2006
Tier 1 capital	**70,597**	68,435
Deductions	**(473)**	(486)
Tier 1 capital after deductions	**70,124**	67,949
Tier 2 capital	**3,820**	4,054
Deductions	**(473)**	(486)
Tier 2 capital after deductions	**3,347**	3,568
Total capital base after deductions	**73,471**	71,517
Risk-weighted assets		
Credit risk	**483,519**	426,130
Market risk	**6,406**	5,001
Operational risk	**34,997**	32,901
Deductions	**(10,616)**	(9,124)
Total risk-weighted assets	**514,306**	454,908
Capital adequacy ratios (banking group level)		
Tier 1	**13.63%**	14.94%
Total	**14.29%**	15.72%

	Half-year ended 30 June 2007	Half-year ended 30 June 2006
Average liquidity ratio	**50.08%**	50.30%

In accordance with the Banking (Capital) Rules effective from 1 January 2007, the Group adopted the Standardised Approach in calculating capital adequacy ratios at 30 June 2007, and comparable figures at 31 December 2006 have been restated accordingly.

Consolidated capital adequacy ratio of the banking group at 30 June 2007 was 14.29%, down 1.43 percentage points from end-2006 mainly due to the increase in risk-weighted assets. Capital base rose by 2.7% to HK$73,471 million following the increase in retained earnings. Driven by the growth in advances to customers (including IPO financing) and the increase in receivables for substantial amount of settlement for shares trading, risk-weighted assets grew by 13.1% to HK$514,306 million.

Average liquidity ratio remained strong at 50.08%, down 0.22 percentage point versus the first half of 2006. Although the portfolio size of average marketable debt securities expanded, average qualifying liabilities increased as average savings deposits grew significantly, which held back the liquidity position.

BUSINESS REVIEW

This section covers the review of the Group's business lines together with their respective financial results.

Retail Banking

HK$'m, except percentage amounts	**Half-year ended 30 June 2007**	Half-year ended 30 June 2006	Increase/ (decrease)
Net interest income	**4,309**	3,812	+13.0%
Other operating income	**2,555**	1,670	+53.0%
Operating income	**6,864**	5,482	+25.2%
Operating expenses	**(2,676)**	(2,326)	+15.0%
Operating profit before loan impairment allowances	**4,188**	3,156	+32.7%
Net (charge for)/release of loan impairment allowances	**(54)**	38	N/A
Others	**-**	(5)	N/A
Profit before taxation	**4,134**	3,189	+29.6%

	At 30 June 2007	At 31 December 2006	Increase/ (decrease)
Segment assets	**192,948**	169,595	+13.8%
Segment liabilities	**650,938**	577,755	+12.7%

Note: For additional segmental information, see Note 41 to the Financial Statements.

Results

Retail Banking performed strongly in the first half of 2007. Profit before taxation grew substantially year-on-year by HK$945 million, or 29.6%, to HK$4,134 million. Operating income grew by HK$1,382 million, or 25.2%, to HK$6,864 million, with net interest income and other operating income up 13.0% and 53.0% respectively. Operating profit before loan impairment allowances increased by HK$1,032 million or 32.7% to HK$4,188 million.

Net interest income rose by 13.0% to HK$4,309 million. Deposit spread widened as average savings rate decreased in times of higher average market rates. The improvement in deposit spread was held back by the compressed loan spread as a result of narrowed Prime-HIBOR spread and keen competition.

Other operating income soared by 53.0%, to HK$2,555 million because of the strong growth of net fees and commission income by 61.5%. Benefiting from the buoyant equity market and IPO activities, the Group's stock brokerage business grew its transaction volume by 111.9% by means of an enhanced trading platform and effective marketing, thereby increasing the commissions from securities trading by 105.6%. At the same time, boosted by the sales of China equity funds and certain thematic funds, asset management fee income increased by 104.8% as the sales of open-end funds rose. Commission from sales of bonds also increased by 124.1% after the successful launch of the Group's private placement service.

Operating expenses rose by 15.0% to HK$2,676 million, which was generally in line with the business expansion. Staff costs increased after pay rise and the recruitment of new staff.

Net charge for loan impairment allowances amounted to HK$54 million, versus net releases of HK$38 million in the first half of 2006. The net charge for loan impairment allowances was mainly caused by additional allowances for increased advances to customers as well as a slowdown in the improvement in bad debt migration.

Advances and other accounts, including mortgage loans and card advances, increased by 6.4% to HK$138,426 million, partly due to an increase in IPO financing. Owing to a large amount of IPO-related funds received, customer deposits increased by 14.1% to HK$627,307 million by end-June 2007.

Significant growth of investment and insurance businesses

Investment and insurance, both being the Group's business focuses, delivered remarkable results in the first half of 2007. In respect of the investment business, the Group actively promoted stock brokerage and improved its trading platform and services. Aided by a bullish stock market, business volume via the automated channel rose by 176.7%. As a result, the stock brokerage business volume grew substantially by 111.9%, versus the market growth rate of 81.8% during the same period. In January 2007, private placement service for structured notes was successfully launched among customers, resulting in a 237.2% growth in sales of structured notes. Meanwhile, the sales volume of open-end funds rose sharply by 107.8%, among which the China equity funds and certain thematic funds were the more popular ones among customers.

Riding on the spate of IPO activities, the Group further enhanced its IPO subscription service to cater to customers' needs and actively promoted its IPO-related businesses. The Group continued to be the major receiving bank for most of the large-scale IPOs in Hong Kong and was the major receiving bank for 20 IPOs in the first half of 2007. IPO-related commission and fee income surged by 22.9% year-on-year.

Through effective marketing campaigns and personalised services, the Group grew its number of wealth management customers and assets under management by 16.8% and 16.9% respectively in the first half of 2007.

In respect of the insurance agency business, with the further enhancement of marketing techniques and effective thematic promotional campaigns, commission income from insurance business registered solid growth

on a year-on-year basis. In the first half of 2007, the Group launched a diverse range of new products, including "Supreme Saver 07 – 5 Year Life Endowment Plan", "Healthy Junior Hospital Insurance Plan", "Healthy and Prosperous Insurance Plan" and "Blossom Insurance Plan". To capture the retirement planning market, the Group also held several large scale promotional campaigns with the emphasis on retirement protection plans.

Broadening customer deposits base

To broaden its deposits base across different customer segments and to enrich its product lines, the Group introduced a series of creative deposits products which bundled deposit services with other wealth management products, such as Olympic Target High Yield Deposit and Foreign Currency Privileged Packages. To commemorate the 2008 Beijing Olympics, of which the BOC group was the official banking partner, the Group launched "Great Olympic Offers" including "Olympic Target High Yield Deposit" which offered bonus interest rate to customers and would mature on the opening day of the 2008 Olympic Games. "Foreign Currency Privileged Packages", on the other hand, combined preferential exchange rate and bonus fixed deposit rate. The Group also enhanced deposit mix by achieving a higher proportion of lower cost deposits. The ratio of average lower cost deposits to average total deposits grew by 1.0 percentage point in the first half of 2007 over 2006.

Solid growth of residential mortgages

Riding on the more active property market, the Group grew its residential mortgages by 3.3% through effective marketing and introducing a wider assortment of mortgage products to cope with intense market competition. It continued to maintain its leading position in the residential mortgage market. The underwriting of new mortgages increased by 119.4% year-on-year, outperforming the market's 38.0%. Meanwhile, the credit quality of residential mortgages continued to improve as the delinquency and rescheduled loan ratio dropped further to 0.19%.

In pursuit of high net worth customers through professional premium services

The Group is committed to providing premium services to its high net worth customers. In January 2007, "private placement service" was launched to provide this group of customers with alternative investment opportunities. To establish the image as a professional wealth management service provider, the Group staged the "BOCHK Wealth Management Expo" in June 2007 to showcase its comprehensive wealth management services for existing and potential customers. In the meantime, various large-scale and localised investment seminars were organised to update customers on the latest investment climate and opportunities. In order to extend the Group's wealth management services to overseas customers, a series of seminars were held across the Asia-Pacific region.

Continuous expansion of credit card business

The Group's card business continued to expand with card advances increased by 1.6% in the first half of 2007. Cardholder spending volume and merchant acquiring volume surged by 25.9% and 35.3% respectively.

In order to capture business opportunities arising from 2008 Beijing Olympics, the Group launched the "VISA BOC Olympic Games Prepaid Card" in May 2007, distinguishing the Group as the first issuer of prepaid cards with Beijing Olympic mascots as the theme. Marketing capacity was further enhanced after the issuance of "BOC Platinum Credit Card" embedded with the EMV chip and the development of the Personalised Spending Privileges System in June 2007, which facilitated the analysis of customer spending behaviour and provided customised privileges to customers. This did not only encourage consumer spending, but also helped customer segmentation. With the implementation of the MasterCard Internet Gateway System ("MiGS") in May 2007, the Group strengthened its merchant acquiring business by offering an internet payment gateway system to online merchants. With a strong competitive edge in the credit card market, the Group

continued to extend appealing merchant offer programmes to customers through a comprehensive merchant network covering Hong Kong, Macau and the Mainland.

The Group's success in credit card business was widely recognised in the industry, as evidenced by an array of 20 awards received from MasterCard International, Visa International and China UnionPay.

Leading RMB banking business in Hong Kong

In tandem with the expanding scope of Renminbi ("RMB") banking services available in Hong Kong, the Group continued to be the local market leader in the business. The Group's market share in RMB deposits-taking business increased with the amount of deposits growing by 20.5% compared to end-2006. The Group also maintained its leading position in the RMB credit card issuing and merchant acquiring business. While the number of RMB credit cards issued grew by 8.3% compared to end-2006, RMB merchant acquiring volume and RMB card cardholder spending volume registered strong growths of 51.1% and 57.9% respectively year-on-year. In June 2007, the Group launched a new RMB bond service in Hong Kong, providing customers with a hassle-free solution for RMB bond subscription, custody and coupon collection services. In addition, the Group introduced a series of promotional offers including the "Welcome offer for RMB Integrated Service" for account opening, "Exchange Express Service", RMB preferential exchange rate, etc., which were well received by customers. It also acted as joint lead manager and bookrunner as well as placing bank for the 5 billion yuan RMB bonds issued by China Development Bank in Hong Kong. At the end of June 2007, the number of ATMs providing RMB withdrawal service reached 239.

Branch rationalisation and e-Channel Development

The Group continued to optimise its branch network. In the first half of 2007, the Group opened 3 new branches, renovated 21 existing branches and established 18 wealth management centres. As at the end of June 2007, the Group's network in Hong Kong included 289 branches and 459 ATM machines. Moreover, 89 Wealth Management Prime centres and 20 Wealth Management VIP centres were in operation to provide tailor-made financial solutions to customers.

To cope with the dramatic growth of internet banking users, the Group enhanced the capacity of its e-banking and developed new functions in order to provide convenient and user-friendly services. In the first half of 2007, the number of iT's e-banking customers increased by 12.0%. Compared to the first half of 2006, transactions of iT's e-banking surged by 116.7%. To offer more convenient and reliable e-service to customers, the Group also expanded the capacity of Telephone Banking System and installed over 20 Cheque Deposit Machines in the branches.

The Group's outstanding performance and service quality were widely recognised by the market. In the first half of 2007, the Group was named "Outstanding Retail Bank" by Capital magazine.

Corporate Banking

HK$'m, except percentage amounts	**Half-year ended 30 June 2007**	Half-year ended 30 June 2006	Increase/ (decrease)
Net interest income	**2,368**	1,981	+19.5%
Other operating income	**641**	535	+19.8%
Operating income	**3,009**	2,516	+19.6%
Operating expenses	**(774)**	(675)	+14.7%
Operating profit before loan impairment allowances	**2,235**	1,841	+21.4%
Net release of loan impairment allowances	**220**	604	-63.6%
Profit before taxation	**2,455**	2,445	+0.4%

	At 30 June 2007	At 31 December 2006	Increase/ (decrease)
Segment assets	**268,927**	222,701	+20.8%
Segment liabilities	**180,554**	148,353	+21.7%

Note: For additional segmental information, see Note 41 to the Financial Statements.

Results

Corporate Banking reported a profit before taxation of HK$2,455 million. Operating profit before loan impairment allowances increased significantly by HK$394 million, or 21.4%, to HK$2,235 million, which was driven by the 19.5% growth in net interest income and 19.8% growth in other operating income. Operating expenses increased by 14.7%.

The rise in net interest income was driven by both loan growth and widening of deposit spread. The Group's average savings rate declined in times of higher average market rates. Other operating income increased with the rise in both net fees and commission income and net trading income. The surge of loan commission, bills commission and fee from payment services drove up net fees and commission income while an increase in foreign exchange transactions led to higher net trading income.

Operating expenses were up 14.7% to HK$774 million on account of an increase in staff costs after pay rise and the recruitment of new staff.

Net loan impairment releases were HK$220 million, down 63.6%, mainly due to recoveries of certain large accounts in the first half of 2006.

Advances and other accounts increased by 19.3% to HK$264,247 million due to the growth in corporate loans (including IPO financing). Customer deposits increased by 22.0% to HK$177,850 million.

Leader in loan syndication

The Group maintained its leading position in the syndicated loan market covering Hong Kong, Macau and the Mainland. According to Basis Point, a leading Asian capital market magazine, the Group was the number one mandated arranger in both the Hong Kong-Macau and Mainland-Hong Kong-Macau syndicated loan markets in the first half of 2007. Moreover, the Group was the coordinator for the largest syndicated loan in Hong Kong ever recorded in recent years.

Spectacular performance in IPO financing

Boosted by the robust stock market and the Group's intense marketing efforts, the Group registered phenomenal growth in IPO financing business. Compared to the first half of 2006, the Group's IPO financing business recorded a two-fold growth, providing more than HK$220 billion worth of financing to both corporate and retail customers in connection with the IPOs of 26 companies in Hong Kong in the first half of 2007.

Substantial growth in SME lending and customer base

The Group made good progress in implementing its SME 5-year business plan and further strengthened the growth momentum of SME lending. The SME business model was enhanced with streamlined workflow and credit approval procedures. In the first half of 2007, the SME Marketing Management Unit was established to conduct strategic analysis, formulate development plans and carry out product design and marketing for SME business. Several thematic marketing programmes were launched to strengthen the relationship with SME customers. In addition, to provide better support to customers, two commercial service centres were set up in prime business locations. Furthermore, the Group successfully launched and refined several products, including Promotion Plan for SME Export Finance and 2007 Promotion of New Small Enterprises. These initiatives further reinforced the growth momentum of SME lending, giving rise to a double-digit growth in the Group's SME loans in the first half of 2007.

Strong growth of trade finance business

The Group's trade finance business registered remarkable growth in the first half of 2007, on the back of intense promotion efforts. The outstanding balance of trade finance surged by 28.1% compared to end-2006, reaching the highest level ever recorded since listing. The volume of bills settlement also increased by 23.7% year-on-year. The Group is going to roll out the Trade Facilities Reform Programme in the coming months to further streamline business flows and refine credit approval procedures.

Reinforcing product and customer management

Since the implementation of the Relationship-Product-Channel ("RPC") model, the Group's business model for customer relationship management and product development has been further enhanced. In March 2007, the Group established the Product Management Unit to foster development, enhancement and marketing of three major products, namely trade finance, cash management and custody. In addition, the Group revamped the Commercial Business Unit and set up three separate units for better management of different customer segments. This helped strengthen marketing capability and drive market penetration. A corporate finance team was also set up in May 2007 for the provision of quality and professional services as well as the development of structured financing business for corporate customers.

Enhancing cash management and e-banking platform, and development of custodian services

The Group took a number of initiatives to grow its cash management business. It further improved its service platform and coverage, and broadened its connections with BOC's overseas branches. A specialised Cash Management team was set up to take charge of product development and marketing. At the same time, the Group continued to strengthen its e-banking functions and promote Corporate Banking Services ("CBS") Online. The number of CBS Online customers increased by 29.5% while the number of BOC Wealth Master customers saw a five-fold increase to more than 1,300 in the first half of 2007.

To ride on the robust securities markets and to grasp the business opportunity for custody services, a Custody Services team was established after months of preparation and trial run to provide securities settlement and custody services for corporate customers. In the first half of 2007, the Group successfully won the bid to act as a foreign custodian for a well-received offshore wealth management product of a major bank, a qualified domestic institutional investor ("QDII"), in the Mainland. Close co-operation was being fostered with other financial institutions to ensure the smooth roll-out of various custody mandates. At the end of June 2007, the Group's total assets under custody amounted to HK$241 billion. Moreover, the Group has submitted application for Qualified Foreign Institutional Investors ("QFIIs") status to the China Securities Regulatory Commission ("CSRC") in relation to the investments in the Mainland's securities markets.

Substantial growth of Mainland business

China-related business has always been one of the Group's strategic focuses. The Group's Mainland branches continued to deliver strong results in the first half of 2007. Operating profit before loan impairment allowances increased by HK$86 million, or 57.3%, due mainly to the increase in advances to customers. Total advances to customers rose by 16.6% to HK$21.7 billion, of which RMB loans surged by 42.8%. Customer deposits increased by 40.6% to HK$5.5 billion. Asset quality

continued to improve with the classified loan ratio falling by 0.13 percentage point to 0.10%.

The business scope of the Group's Mainland branches and sub-branches expanded further. By the end of June 2007, the Group had a total of 12 Mainland branches and sub-branches that had been permitted to conduct RMB business. All the 14 Mainland branches and sub-branches are now licensed to conduct derivatives business and provide insurance agency services. In the first half of 2007, the Group put more emphasis on residential mortgage business by introducing a series of banking products, such as 'Bi-weekly Mortgage Repayment Plan'. In addition, several structured products for individual customers and offshore companies were launched. After the approval by China Banking Regulatory Commission ("CBRC") to conduct QDII business, all the 12 Mainland branches and sub-branches of BOCHK and Nanyang Commercial Bank, Limited ("NCB") were granted the qualification of QDII. Currently, BOCHK and NCB were entitled to a USD300 million RMB exchange quota respectively by the State Administration of Foreign Exchange ("SAFE"). To capitalise on the business opportunity arising from QDII, the Group has developed relevant products to be launched in the second half of the year. Following the adoption of the Group's dualistic approach in its China business model, NCB had received approval from CBRC on 25th June 2007 to start its preparatory work of setting up a local banking corporation in the Mainland. The new entity will be named Nanyang Commercial Bank (China) Limited ("NCB (China)"). To be headquartered in Shanghai, NCB (China) will offer comprehensive banking services in the Mainland. BOCHK and Chiyu Banking Corporation, on the other hand, will continue to operate as foreign-funded banks with emphasis on corporate banking and foreign exchange businesses in the Mainland.

Treasury

HK$'m, except percentage amounts	**Half-year ended 30 June 2007**	Half-year ended 30 June 2006	Increase/ (decrease)
Net interest income	**2,418**	2,006	+20.5%
Other operating income	**36**	789	-95.4%
Operating income	**2,454**	2,795	-12.2%
Operating expenses	**(233)**	(189)	+23.3%
Profit before taxation	**2,221**	2,606	-14.8%

	At 30 June 2007	At 31 December 2006	Increase/ (decrease)
Segment assets	**542,566**	497,155	+9.1%
Segment liabilities	**106,322**	98,531	+7.9%

Note: For additional segmental information, see Note 41 to the Financial Statements.

Results

Treasury recorded a profit before taxation of HK$2,221 million, down HK$385 million or 14.8% year-on-year. Despite a satisfactory increase in net interest income by HK$412 million or 20.5%, total operating income decreased by HK$341 million or 12.2%, mainly due to the drop in other operating income by HK$753 million or 95.4%.

The increase in net interest income was achieved with higher contribution from the investments in debt securities. The fall in other operating income was caused by the net trading loss on foreign exchange swap contracts and the decline in net trading income from interest rate instruments and commodities, which outstripped the increase in net trading income of equity

instruments from the option premium received after the successful launch of the Group's notes programme.

Operating expenses were up 23.3% following an increase in staff costs after pay rise.

Enhancing yield by diversifying investment portfolio and vastly expanding IPO business

The Group succeeded in adjusting its asset allocation by diversifying into structured debt securities to maximise return on residual funds. This diversification helped create a more balanced portfolio and reduce concentration risks. The Group also further strengthened its balance sheet management and structural risk management with advanced analytical models and systems. In order to facilitate information sharing and capture market opportunities, daily briefing sessions and regular market evaluation meetings were held to review the Group's investment strategies and provide the latest market information to investment teams and subsidiary companies. As a receiving bank for 20 IPOs in Hong Kong in the first half of 2007, the Group managed a total amount of IPO-related funds of over HK$650 billion.

Diversifying product offerings and reinforcing market position in Hong Kong

In the first half of 2007, the Group devoted much effort in developing treasury products. Riding on the blooming investment market, the Group successfully launched a notes programme by issuing its first structured notes in February 2007. The products were well received by customers, achieving a sales volume of over HK$700 million. Equity warrants were also launched with three derivate warrants issued and traded on the Stock Exchange of Hong Kong in June 2007. These new products did not only enhance the Group's product portfolio, but also improved the Group's market position. In view of the increasing customer demand for hedging the risk of RMB exchange rate fluctuation in Hong Kong, the Group strengthened its marketing initiative on Chinese Yuan Non-Deliverable Forward Contracts ("RMB NDF Contracts"). At the same time, extensive training and consulting support were provided to marketing teams. This, coupled with intensified marketing effort, helped enhance the Group's marketing capability for treasury products and broaden the treasury client base.

Insurance

HK$'m, except percentage amounts	**Half-year ended 30 June 2007**	Half-year ended 30 June 2006	Increase/ (decrease)
Net interest income	**346**	208	+66.3%
Other operating income	**2,441**	2,958	-17.5%
Operating income	**2,787**	3,166	-12.0%
Net insurance benefits and claims	**(2,632)**	(3,060)	-14.0%
Net operating income	**155**	106	+46.2%
Operating expenses	**(48)**	(27)	+77.8%
Profit before taxation	**107**	79	+35.4%

	At 30 June 2007	At 31 December 2006	Increase/ (decrease)
Segment assets	**18,307**	15,804	+15.8%
Segment liabilities	**17,053**	14,649	+16.4%

Note: For additional segmental information, see Note 41 to the Financial Statements.

Results

The Insurance segment achieved notable results in the first half of 2007. Profit before taxation rose significantly by HK$28 million, or 35.4%, year-on-year to HK$107 million. This was mainly driven by the increase in net interest income.

Net interest income rose by 66.3% to HK$346 million, which was primarily attributable to the increase in investments in debt securities. Other operating income decreased by HK$517 million, or 17.5%, mainly because of the decline in net insurance premium income by 15.6%. In the first half of 2007, the Group improved its product mix by organising many promotional activities for regular pay products. This resulted in an 88.2% increase in sales of regular pay products despite a fall in the sales of single premium products by 19.3%. In line with the reduction in premium income, net insurance benefits and claims decreased by 14.0% to HK$2,632 million.

Operating expenses were up 77.8% following an increase in staff costs after pay rise and the recruitment of new staff.

Assets in the Insurance segment grew by 15.8% because of the increase in investments in interest rate debt securities and equity instruments. Liabilities rose by 16.4%, mainly caused by higher insurance contract liabilities.

Broadening product range and improving product mix

Following the combination with BOC Life in 2006, the Group further diversified its range of insurance products to meet customers' needs. In the first half of 2007, a series of new insurance products, such as "Supreme Saver 5-year Endowment Plan" and "Blossom 8-year Endowment Plan", were introduced and met with keen customer response. Meanwhile, in order to improve the Group's product mix, various promotion campaigns were launched to strengthen its market position and spur the sales of long-term regular pay products and investment-linked plans. For example, the "Summer" promotion campaign took place in April 2007 to promote three life insurance plans with unique features to meet different customers' needs. As a result, sales of long-term regular pay products premium was up 88.2% year-on-year.

Stepping up systematic sales training

Excellent feedback from the Group's marketing teams had been received since the establishment of the BOCG Life Bancassurance Academy, the Group's in-house sales training facility. The Group further expanded its training programme by offering more than 20 classes on related topics to frontline staff in the first half of 2007.

PROGRESS OF IMPLEMENTATION OF RPC MODEL

In accordance with the Group's 2006-2011 Strategic Plan, the Group started implementing the Relationship-Product-Channel ("RPC") Model in March 2007, with a view to reinforcing the Group's overall effectiveness and competitiveness by enhancing its range of products and services that are tailored to the needs of different customer segments, and optimising channels and workflow. The Group is committed to ensuring the success of this model and has made good progress in transformation works, including organisation structure realignments, new job evaluation and assignment, adjustments on the performance assessment system, and policies, procedures and business processes review and amendments. Related trainings were also provided to staff at different levels.

REGULATORY DEVELOPMENT

Basel II Capital Accord

The Group considers "International Convergence of Capital Measurement and Capital Standards: A Revised Framework" (known as "Basel II") not only as a regulatory compliance issue but also a key driver for continuous improvement of internal risk management. The Group moved on with its preparation for Basel II in the first half of 2007. In relation to Pillar One, the Group adopted the Standardised Approach to calculate minimum capital requirement on credit risk, market risk and operational risk. The Foundation Internal Ratings-Based ("FIRB") approach will also be gradually adopted on the calculation of the capital requirements. The related gap analysis together with a roadmap to meet the FIRB requirements was completed. Under Pillar Two, the Group has made good progress in setting up its internal Capital Adequacy Assessment Process ("ICAAP") (please refer to "Capital management of Risk Management" for details). To comply with Pillar III which focuses on the disclosure requirements and policies prescribed by the Banking (Disclosure) Rules ("Disclosure

Rules"), the Group has formulated a Disclosure Policy with the aim of making disclosures in its 2007 reporting in accordance with the Disclosure Rules.

RISK MANAGEMENT

Banking Group

Overview

The Group believes that sound risk management is crucial to the success of any organisation. In its daily operation, the Group attaches a high degree of importance to risk management and emphasises that a balance must be struck between risk control and business growth and development. The principal types of risk inherent in the Group's businesses are reputation risk, legal and compliance risk, strategic risk, credit risk, market risk, interest rate risk, liquidity risk and operational risk. The Group's risk management objective is to enhance shareholder value by maintaining risk exposures within acceptable limits.

Risk Management Governance Structure

The Group's risk management governance structure is designed to cover the whole process of all businesses and ensure various risks are properly managed and controlled in the course of conducting business. The Group has a sound risk management organisational structure. It implements a comprehensive set of policies and procedures to identify, measure, monitor and control various risks that may arise. These risk management policies and procedures are regularly reviewed and modified to reflect changes in markets and business strategies. Various groups of risk takers assume their respective responsibilities for risk management.

The Board of Directors, representing the interests of shareholders, is the highest decision-making authority of the Group and has the ultimate responsibility for risk management. The Board, with the assistance of its committees, has the primary responsibility for the formulation of risk management strategies and for ensuring that the Group has an effective risk management system to implement these strategies. The Risk Committee ("RC"), a standing committee established by the Board of Directors, is responsible for overseeing the Group's various types of risks, reviewing and approving high-level risk-related policies and overseeing their implementation, reviewing significant or high risk exposures or transactions and exercising its power of veto if it considers that any transaction should not proceed. The Audit Committee ("AC") assists the Board in fulfilling its role in overseeing the internal control system.

The Chief Executive ("CE") is responsible for managing the Group's various types of risks, approving detailed risk management policies, and approving material risk exposures or transactions within his authority delegated by the Board of Directors. The Chief Risk Officer ("CRO") assists the CE in fulfilling his responsibilities for the day-to-day management of risks. The CRO is responsible for initiating new risk management strategies, projects and measures that will enable the Group to better monitor and manage new risk issues or areas that may arise from time to time from new businesses, products and changes in the operating environment. He may also take appropriate initiatives in response to regulatory changes. The CRO is also responsible for reviewing material risk exposures or transactions within his delegated authority and exercising his power of veto if he believes that any transaction should not proceed.

Various departments of the Group have their respective risk management responsibilities. Business units act as the first line of defence while risk management units, which are independent from the business units, are responsible for the day-to-day management of different kinds of risks. Risk management units have the primary responsibilities for drafting, reviewing and updating various risk management policies and procedures.

The Group's principal banking subsidiaries, Nanyang and Chiyu, are subject to risk policies that are consistent with those of the Group. These subsidiaries execute their risk management strategies independently and report to the Group's management on a regular basis.

Reputation Risk Management

Reputation risk is the risk that negative publicity regarding the Group's business practices, whether genuine or not, will cause a potential decline in the customer base or lead to costly litigation or revenue erosion. Reputation risk is inherent in every aspect of business operation and covers a wide spectrum of issues.

In order to mitigate reputation risk, the Group has formulated its Reputation Risk Management Policy that

is diligently implemented. This policy provides guidance to prevent and manage reputation risk proactively at an early stage. It requires constant monitoring of external reputation risk incidents and published failures of risk incidents in the financial industry.

Legal and Compliance Risk Management

Legal risk is the risk that unenforceable contracts, lawsuits or adverse judgments may disrupt or otherwise negatively affect the operation or financial condition of the Group. Compliance risk is the risk of legal or regulatory sanctions, financial loss, or loss to reputation a bank may suffer as a result of its failure to comply with all applicable laws and regulations. By establishing and maintaining appropriate policies and guidelines, the CRO, working through the Legal and Compliance Department, is responsible for proactively identifying and managing these risks.

Strategic Risk Management

Strategic risk generally refers to the risk that may induce immediate or future negative impact on the financial and market positions of the Group because of poor strategic decisions, improper implementation of strategies and lack of response to the market.

The Board of Directors reviews and approves the Strategic Risk Management Policy. Key strategic issues are fully evaluated and properly endorsed by the top management and the Board.

Credit Risk Management

Credit risk is the risk that a customer or counterparty will be unable to or unwilling to meet a commitment it has entered into with the Group. The Chief Credit Officer ("CCO") who reports directly to the CRO is responsible for the management of credit risk within the Group. The CCO is also responsible for the formulation of all credit policies and procedures. Different credit approval and control procedures are adopted according to the level of risk associated with the customer or transaction. Corporate credit applications are independently reviewed and objectively assessed by risk management units. Small business credit scorecard is used to assist the credit assessment of small enterprise credit facilities. A credit scoring system is used to process retail credit transactions, including residential mortgage loans, personal loans and credit cards. The Credit Risk Assessment Committee comprising experts from the Group's credit and other functions is responsible for making an independent assessment of all credit facilities which require the approval of Deputy Chief Executives or above.

The Group adopts an eight-grade facility grading structure according to HKMA's loan classification requirement. The Risk Management Department ("RMD") provides regular credit management information reports and ad hoc reports to the Management Committee, RC, AC and Board of Directors.

Market Risk Management

Market risk is the risk of loss that results from movements in market rates and prices. The Group's market risk arises from customer-related business and proprietary trading. Trading positions are subject to daily marked-to-market valuation. Market risk is managed within the risk limits approved by RC. The overall risk limits are divided into sub-limits by reference to different risk products, including interest rate, foreign exchange rate, commodity price and equity price.

RMD is responsible for the oversight of the Group's market risk to ensure that overall and individual market risks are within the Group's risk tolerance. Risk exposures are monitored on a day-to-day basis to ensure that they are within established risk limits.

VAR is a statistical technique which estimates the potential losses that could occur on risk positions taken over a specified time horizon within a given level of confidence. The Group uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period to calculate portfolio and individual VAR.

The following table sets out the VAR for all trading market risk exposure of BOCHK.

HK$'m	At 30 June 2007	Minimum for the first half of 2007	Maximum for the first half of 2007	Average for the first half of 2007
VAR for all market risk	**2.8**	**1.4**	**4.8**	**3.1**
VAR for foreign exchange risk	**3.5**	**1.0**	**5.2**	**3.4**
VAR for interest rate risk	**1.3**	**0.7**	**3.1**	**1.8**
VAR for equity risk	**0.3**	**0.1**	**0.6**	**0.3**

HK$'m	At 30 June 2006	Minimum for the first half of 2006	Maximum for the first half of 2006	Average for the first half of 2006
VAR for all market risk	2.9	1.7	5.0	3.4
VAR for foreign exchange risk	3.7	1.3	5.3	3.3
VAR for interest rate risk	1.5	1.0	3.0	1.9
VAR for equity risk	0.6	0.1	0.8	0.3

In the first half of 2007, the average daily revenue of BOCHK earned from market risk-related trading activities was HK$2.6 million (first half of 2006: HK$2.6 million). The standard deviation of these daily trading revenues was HK$1.9 million (first half of 2006: HK$1.7 million).

Starting from April 2007, the VAR methodology was changed from the parametric approach to the historical simulation approach. The 2007 first half figures were calculated using the historical simulation approach.

Interest Rate Risk Management

The Group's interest rate risk exposures are mainly structural. The major types of interest rate risk from structural positions are:

repricing risk – mismatches in the maturity or repricing periods of assets and liabilities

basis risk – different pricing basis for different transactions so that yield on assets and cost of liabilities may change by different amounts within the same repricing period

yield curve risk – non-parallel shifts in the yield curve, e.g. steepening or flattening of yield curves, causing adverse impact on net interest income or economic value

option risk – exercise of the options embedded in assets, liabilities or off-balance sheet items causing a change in the cashflows of assets and liabilities

The Group's Asset and Liability Management Committee ("ALCO") maintains oversight of interest rate risk and RC sanctions the interest rate risk management policies formulated by ALCO. The interest rate risk is identified and measured on a daily basis. The Treasury Department manages the interest rate risk according to the established policies. The Finance Department closely monitors the related risks and the results are reported to ALCO regularly. RMD reviews the policies, guidelines and limits proposed by the Treasury Department.

Gap analysis is one of the tools used to measure the Group's exposure to repricing risk. This provides the Group with a static view of the maturity and repricing characteristics of its balance sheet positions. The Group uses interest rate derivatives to hedge its interest rate exposures and in most cases, plain vanilla interest rate swaps are used.

Sensitivities of earnings and economic value to interest rate changes (Earnings at Risk and Economic Value at Risk) are assessed through a hypothetical interest rate shock of 200 basis points across the yield curve on both sides. Earnings at Risk and Economic Value at Risk are controlled respectively within an approved percentage

of the projected net interest income for the year and the latest capital base as sanctioned by RC. The results are reported to ALCO and RC on a regular basis.

The impact of basis risk is gauged by the projected change in net interest income under scenarios of imperfect correlation in the adjustment of the rates earned and paid on different instruments. Ratios of assets to liabilities with similar pricing basis are established to monitor such risk.

Stress test on yield curve risk is performed to assess the impact on earnings and economic value due to steepening or flattening of the yield curve. The impact of optionality of demand and savings deposits and prepayment of mortgage loans is also assessed under different stress test scenarios.

Liquidity Risk Management

The aim of liquidity management is to enable the Group to meet, even under adverse market conditions, all its maturing repayment obligations on time, and to fund all its asset growth and strategic opportunities without forced liquidation of its assets at short notice.

The Group funds its operations principally by accepting deposits from retail and corporate depositors. In addition, the Group may issue certificates of deposit to secure long-term funds. Funding may also be secured through adjusting the asset mix in the Group's investment portfolio. The Group uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements.

The Group monitors the liquidity risks using cash flow analysis (under normal condition and stress conditions respectively) and by examining deposit stability, concentration risk, mismatch ratios, loan-to-deposit ratio and liquidity profile of the investment portfolio. The primary objective of the Group's asset and liability management strategy is to achieve optimal returns while ensuring adequate levels of liquidity and capital within an effective risk control framework and ALCO is responsible for establishing these policy directives (including the liquidity contingency plan), and RC sanctions the liquidity management policies. The Treasury Department manages the liquidity risk according to the established policies. The Finance Department monitors the Group's liquidity risks and reports to ALCO regularly. RMD reviews the policies, guidelines and limits proposed by the Treasury Department.

Operational Risk Management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events.

The Group has put in place an effective internal control process which requires the establishment of detailed policies and control procedures for all the key activities. Proper segregation of duties and authorisation are the fundamental principles followed by the Group. RMD formulates corporate-level policies and procedures concerning operational risk management which are approved by RC. Management of the respective business lines is responsible for managing and reporting operational risks specific to their business units by applying the respective tools such as key risk indicators, self assessment and operational risk events reporting mechanism to identify, assess and control the risks inherent in their business processes, activities and products. These are followed by periodic monitoring and ongoing review of changes by RMD. Besides the current operational risk status, trends derived from historical data are served as alert on potential risks. RMD evaluates the operational risk profile, records operational risk data and reports operational risk issues to RC and senior management. The Group also takes insurance to mitigate unforeseeable operational risks.

Business continuity plans are in place to support business operations in the event of emergency or disaster. Adequate backup facilities are maintained and periodic drills are conducted.

Capital Management

The major objective of capital management is to maximise total shareholders' return while maintaining a capital adequacy position in relation to the Group's overall risk profile. The Group periodically reviews its capital structure and adjusts the capital mix where appropriate to achieve the targeted weighted average cost of capital. ALCO monitors the Group's capital adequacy. The Group has complied with all the statutory capital standards for all the periods presented in the report.

To comply with HKMA's requirements as stated in the Supervisory Policy Manual "Supervisory Review Process", the Group has initiated its internal capital adequacy assessment process ("ICAAP"). Using the statutory minimum CAR (8%) as a starting point, extra capital (capital add-on) needed to cover the risks not captured

under Pillar I was assessed. Scorecard methodology has been used to evaluate the Group's risk profile in order to assess the capital add-on and determine the minimum CAR for the Group's long term growth.

Stress Testing

The Group supplements the analysis of various types of risks with stress testing. Stress testing is a risk management tool for estimating the Group's risk exposures under stressed conditions arising from extreme but plausible market or macroeconomic movements. These tests are conducted on a regular basis and ALCO monitors the results against limits approved by RC. Stress test results are also reported to the Board and RC regularly.

Insurance Group

The principal activity of the Group's insurance business is the underwriting of long-term insurance business in life and annuity, linked long-term business and retirement scheme management in Hong Kong. Major types of risks inherent in the Group's insurance business include insurance risk, interest rate risk and credit risk. BOC Life manages these risks independently and reports to the Group's management on a regular basis. The key risks of its insurance business and related risk control process are as follows:

Insurance Risk Management

BOC Life is in the business of insuring against the risk of mortality, morbidity, disability, critical illness, accidents and related risks. BOC Life manages these risks through the application of its underwriting policies and reinsurance arrangement.

The underwriting strategy is intended to set premium pricing at an appropriate level that corresponds with the underlying exposure of the risks underwritten. Screening processes, such as the review of health condition and family medical history, are also included in BOC Life's underwriting procedures.

Within the insurance process, concentrations of risk may arise where a particular event or series of events could impact heavily upon BOC Life's liabilities. Such concentrations may arise from a single insurance contract or through a small number of related contracts, and relate to circumstances where significant liabilities could arise.

For the in-force insurance contracts, most of the underlying insurance liabilities are related to endowment and unit-linked insurance products. For most of the insurance policies issued by it, BOC Life has a retention limit of HK$400,000 on any single life insured. BOC Life reinsures the excess of the insured benefit over HK$400,000 for standard risks (from a medical point of view) under an excess of loss reinsurance arrangement. BOC Life does not have in place any reinsurance for contracts that insure survival risk.

Uncertainty in the estimation of future benefit payments and premium receipts for long-term insurance contracts arises from the unpredictability of long-term changes in overall levels of mortality. In order to assess the uncertainty due to the mortality assumption and lapse assumption, BOC Life conducts mortality study and lapse study in order to determine the appropriate assumptions. In these studies, consistent results are reflected in both assumptions with appropriate margins.

Interest Rate Risk Management

The main risk that BOC Life faces due to the nature of its investment and liabilities is interest rate risk. BOC Life manages these positions within an asset liability management ("ALM") framework that has been developed to achieve long-term investment returns in excess of its obligations under insurance contracts. For each distinct category of liabilities, a separate portfolio of assets is maintained. The principal technique of ALM is to match assets to the liabilities arising from insurance contracts by reference to the types of benefits payable to contracts holders.

Credit Risk Management

BOC Life has exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Key areas where BOC Life's insurance business is exposed to include:

- counterparty risk with respect to structured products transactions and debt securities
- reinsurers' share of insurance unpaid liabilities
- amounts due from re-insurers in respect of claims already paid
- amount due from insurance contract holders
- amount due from insurance intermediaries

BOC Life manages credit risk by placing limits on its exposure to each investment counterparty, or groups of counterparties. Such limits are subject to annual or more frequent review by the management.

CONSOLIDATED INCOME STATEMENT

	Notes	(Unaudited) Half-year ended 30 June 2007 HK$'m	(Unaudited) Half-year ended 30 June 2006 HK$'m
Interest income		**21,484**	19,403
Interest expense		**(12,581)**	(11,900)
Net interest income	4	**8,903**	7,503
Fees and commission income		**3,439**	2,352
Fees and commission expenses		**(807)**	(591)
Net fees and commission income	5	**2,632**	1,761
Net trading income	6	**417**	1,112
Net loss on financial instruments designated at fair value through profit or loss	7	**(394)**	(436)
Net gain/(loss) on investments in securities	8	**2**	(8)
Net insurance premium income	9	**2,933**	3,476
Other operating income	10	**199**	169
Total operating income		**14,692**	13,577
Net insurance benefits and claims	11	**(2,632)**	(3,060)
Net operating income before loan impairment allowances		**12,060**	10,517
Reversal of loan impairment allowances	12	**166**	642
Net operating income		**12,226**	11,159
Operating expenses	13	**(3,418)**	(2,971)
Operating profit		**8,808**	8,188
Net gain from disposal of/fair value adjustments on investment properties	14	**416**	494
Net gain/(loss) from disposal/revaluation of properties, plant and equipment	15	**5**	(9)
Share of profits less losses of associates		**(2)**	–
Profit before taxation		**9,227**	8,673
Taxation	16	**(1,599)**	(1,444)
Profit for the period		**7,628**	7,229
Attributable to:			
Equity holders of the Company		**7,466**	7,093
Minority interests		**162**	136
		7,628	7,229
Dividends	17	**4,525**	4,240
		HK$	HK$
Earnings per share for profit attributable to the equity holders of the Company	18	**0.7062**	0.6709

The notes on pages 44 to 94 are an integral part of these consolidated financial statements.

	Notes	(Unaudited) At 30 June 2007 HK$'m	(Audited) At 31 December 2006 HK$'m
ASSETS			
Cash and balances with banks and other *financial institutions*	21	**122,768**	105,236
Placements with banks and other financial institutions maturing between one and twelve months		**60,804**	56,373
Financial assets at fair value through profit or loss	22	**27,876**	28,294
Derivative financial instruments	23	**10,106**	7,393
Hong Kong SAR Government certificates of indebtedness		**34,100**	34,750
Advances and other accounts	24	**399,591**	352,858
Investment in securities	25	**301,686**	302,091
Interests in associates		**56**	60
Investment properties	26	**7,636**	7,481
Properties, plant and equipment	27	**20,999**	19,740
Deferred tax assets	33	**70**	69
Other assets	28	**61,403**	14,608
Total assets		**1,047,095**	928,953
LIABILITIES			
Hong Kong SAR currency notes in circulation		**34,100**	34,750
Deposits and balances of banks and other financial institutions		**46,718**	49,034
Financial liabilities at fair value through profit or loss	29	**18,204**	15,127
Derivative financial instruments	23	**6,150**	4,052
Deposits from customers	30	**803,914**	694,691
Debt securities in issue at amortised cost		**283**	-
Other accounts and provisions	31	**25,854**	25,901
Current tax liabilities		**2,094**	1,128
Deferred tax liabilities	33	**3,518**	3,391
Insurance contract liabilities	34	**16,435**	14,239
Total liabilities		**957,270**	842,313
EQUITY			
Share capital	35	**52,864**	52,864
Reserves	36	**34,885**	31,791
Capital and reserves attributable to the equity holders of the Company		**87,749**	84,655
Minority interests		**2,076**	1,985
Total equity		**89,825**	86,640
Total liabilities and equity		**1,047,095**	928,953

The notes on pages 44 to 94 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company									
	Share capital HK$'m	Premises revaluation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Merger reserve** HK$'m	Translation reserve HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
At 1 January 2006	52,864	5,060	(245)	3,526	443	(4)	18,291	79,935	1,778	81,713
Net profit for the first half of 2006	-	-	-	-	-	-	7,093	7,093	136	7,229
Currency translation difference	-	-	-	-	-	1	-	1	-	1
2005 final dividend paid	-	-	-	-	-	-	(5,075)	(5,075)	-	(5,075)
Revaluation of premises	-	1,068	-	-	-	-	-	1,068	4	1,072
Release upon disposal of premises	-	(76)	-	-	-	-	76	-	-	-
Change in fair value of available-for-sale securities taken to equity	-	-	(977)	-	-	-	-	(977)	-	(977)
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	-	-	30	-	-	-	(153)	(123)	-	(123)
Release of reserve upon derecognition of available-for-sale securities	-	-	-	-	-	-	(2)	(2)	-	(2)
Release (to)/from deferred tax liabilities	-	(149)	163	-	-	-	-	14	(1)	13
Transfer to retained earnings	-	-	-	(7)	-	-	7	-	-	-
Distribution of cash	-	-	-	-	(900)	-	-	(900)	-	(900)
At 30 June 2006	52,864	5,903	(1,029)	3,519	(457)	(3)	20,237	81,034	1,917	82,951
Company and subsidiaries	52,864	5,903	(1,029)	3,519	(457)	(3)	20,266	81,063		
Associates	-	-	-	-	-	-	(29)	(29)		
	52,864	5,903	(1,029)	3,519	(457)	(3)	20,237	81,034		
At 1 July 2006	52,864	5,903	(1,029)	3,519	(457)	(3)	20,237	81,034	1,917	82,951
Net profit for the second half of 2006	-	-	-	-	-	-	6,914	6,914	141	7,055
Currency translation difference	-	-	-	-	-	3	-	3	-	3
2006 interim dividend paid	-	-	-	-	-	-	(4,240)	(4,240)	(70)	(4,310)
Revaluation of premises	-	141	-	-	-	-	-	141	(4)	137
Write back upon disposal of premises	-	12	-	-	-	-	(12)	-	-	-
Change in fair value of available-for-sale securities taken to equity	-	-	1,076	-	-	-	-	1,076	-	1,076
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	-	-	20	-	-	-	(94)	(74)	-	(74)
Release of reserve upon derecognition of available-for-sale securities	-	-	(1)	-	-	-	(1)	(2)	-	(2)
Release (to)/from deferred tax liabilities	-	(16)	(181)	-	-	-	-	(197)	1	(196)
Transfer from retained earnings	-	-	-	102	457	-	(559)	-	-	-
At 31 December 2006	52,864	6,040	(115)	3,621	-	-	22,245	84,655	1,985	86,640
Company and subsidiaries	52,864	6,040	(115)	3,621	-	-	22,229	84,639		
Associates	-	-	-	-	-	-	16	16		
	52,864	6,040	(115)	3,621	-	-	22,245	84,655		

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	(Unaudited)									
	Attributable to equity holders of the Company									
	Share capital HK$'m	Premises revaluation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Translation reserve HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
At 1 January 2007	52,864	6,040	(115)	3,621	-	22,245	84,655	1,985	86,640
Net profit for the first half of 2007	-	-	-	-	-	7,466	7,466	162	7,628
Currency translation difference	-	-	-	-	6	-	6	-	6
2006 final dividend paid	-	-	-	-	-	(4,726)	(4,726)	(79)	(4,805)
Revaluation of premises	-	1,168	-	-	-	-	1,168	7	1,175
Release upon disposal of premises	-	(2)	-	-	-	2	-	-	-
Change in fair value of available-for-sale securities taken to equity	-	-	(625)	-	-	-	(625)	-	(625)
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	-	-	10	-	-	(70)	(60)	-	(60)
Release of reserve upon derecognition of available-for-sale securities	-	-	(56)	-	-	1	(55)	3	(52)
Release (to)/from deferred tax liabilities	-	(194)	114	-	-	-	(80)	(2)	(82)
Transfer from retained earnings	-	-	-	351	-	(351)	-	-	-
At 30 June 2007	52,864	7,012	(672)	3,972	6	24,567	87,749	2,076	89,825
Company and subsidiaries	52,864	7,012	(672)	3,972	6	24,526	87,708		
Associates	-	-	-	-	-	41	41		
	52,864	7,012	(672)	3,972	6	24,567	87,749		
Representing:									
2007 interim dividend proposed (Note 17)						4,525			
Others						20,042			
Retained earnings as at 30 June 2007						24,567			

* In accordance with the requirements of the HKMA, the amounts are set aside for general banking risks, including future losses or other unforeseeable risks, in addition to the loan impairment allowances recognised under HKAS 39.

** Merger reserve arising on the acquisition of BOC Life. On 1 June 2006, the Group acquired a 51% shareholding of BOC Life with a total consideration of HK$900 million.

The notes on pages 44 to 94 are an integral part of these consolidated financial statements.

	Notes	(Unaudited) Half-year ended 30 June 2007 HK$'m	(Unaudited) Half-year ended 30 June 2006 HK$'m
Cash flows from operating activities			
Operating cash inflow/(outflow) before taxation	37(a)	**11,322**	(29,362)
Hong Kong profits tax paid		**(545)**	(514)
Overseas profits tax paid		**(44)**	(24)
Net cash inflow/(outflow) from operating activities		**10,733**	(29,900)
Cash flows from investing activities			
Purchase of properties, plant and equipment		**(287)**	(288)
Proceeds from disposal of properties, plant and equipment		**16**	179
Proceeds from disposal of investment properties		**80**	352
Proceeds from disposal/dissolution of associates		**1**	2
Dividends received from associates		**2**	2
Net cash (outflow)/inflow from investing activities		**(188)**	247
Cash flows from financing activities			
Acquisition of a subsidiary		**–**	(900)
Dividends paid to equity holders of the Company		**(4,726)**	(5,075)
Dividends paid to minority shareholders		**(79)**	–
Net cash outflow from financing activities		**(4,805)**	(5,975)
Increase/(decrease) in cash and cash equivalents		**5,740**	(35,628)
Cash and cash equivalents at 1 January		**128,257**	120,164
Cash and cash equivalents at 30 June	37(b)	**133,997**	84,536

The notes on pages 44 to 94 are an integral part of these consolidated financial statements.

1. Basis of preparation and accounting policies

Basis of preparation

The unaudited interim report has been prepared in accordance with HKAS 34 "Interim Financial Reporting" issued by the HKICPA and also complies with the requirements set out in the Banking (Disclosure) Rules and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange.

Accounting policies

The accounting policies and methods of computation used in the preparation of the unaudited interim report are consistent with those used in the Group's financial statements for the year ended 31 December 2006 and should be read in conjunction with the Group's Annual Report for 2006.

2. Critical accounting estimates and judgements in applying accounting polices

The Group makes estimates and assumptions that are consistent with those used in the Group's financial statements for the year ended 31 December 2006.

3. Financial risk management

This note presents financial information about the Group's exposure to the use of financial instruments. For further details of the control of risk, please refer to the section "Risk Management" in the Management's Discussion and Analysis on pages 34 to 38.

(A) *Currency risk*

Tables below summarise the Group's exposure to foreign currency exchange rate risk as at 30 June 2007 and 31 December 2006. Included in the tables are the Group's assets and liabilities at carrying amounts in HK$ equivalent, categorised by the original currency.

	At 30 June 2007							
	Renminbi HK$'m	US Dollars HK$'m	HK Dollars HK$'m	EURO HK$'m	Japanese Yen HK$'m	Pound Sterling HK$'m	Others HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	28,629	33,269	58,077	847	734	325	887	122,768
Placements with banks and other financial institutions maturing between one and twelve months	283	4,707	55,709	8	-	79	18	60,804
Financial assets at fair value through profit or loss	-	7,999	19,261	-	-	-	616	27,876
Derivative financial instruments	-	232	9,874	-	-	-	-	10,106
Hong Kong SAR Government certificates of indebtedness	-	-	34,100	-	-	-	-	34,100
Advances and other accounts	6,499	62,346	320,383	3,729	1,526	1,398	3,710	399,591
Available-for-sale securities	-	65,415	22,155	4,503	-	2,082	6,587	100,742
Held-to-maturity securities	-	95,163	52,706	2,856	-	1,698	16,882	169,305
Loans and receivables	-	1,522	29,486	-	-	-	631	31,639
Interests in associates	-	-	56	-	-	-	-	56
Investment properties	-	-	7,636	-	-	-	-	7,636
Properties, plant and equipment	67	1	20,931	-	-	-	-	20,999
Other assets (including deferred tax assets)	80	491	60,201	195	86	50	370	61,473
Total assets	35,558	271,145	690,575	12,138	2,346	5,632	29,701	1,047,095
Liabilities								
Hong Kong SAR currency notes in circulation	-	-	34,100	-	-	-	-	34,100
Deposits and balances of banks and other financial institutions	20,485	15,001	9,297	202	547	191	995	46,718
Financial liabilities at fair value through profit or loss	-	3,754	14,450	-	-	-	-	18,204
Derivative financial instruments	-	429	5,721	-	-	-	-	6,150
Deposits from customers	13,384	149,601	590,430	6,412	4,563	12,148	27,376	803,914
Debt securities in issue at amortised cost	-	48	235	-	-	-	-	283
Other accounts and provisions (including current and deferred tax liabilities)	522	7,742	22,032	354	222	209	385	31,466
Insurance contract liabilities	-	2,705	13,730	-	-	-	-	16,435
Total liabilities	34,391	179,280	689,995	6,968	5,332	12,548	28,756	957,270
Net on-balance sheet position	1,167	91,865	580	5,170	(2,986)	(6,916)	945	89,825
Off-balance sheet net notional position*	335	(86,049)	85,616	(4,851)	2,936	6,965	(1,011)	3,941
Contingent liabilities and commitments	3,627	45,204	144,840	3,930	892	165	1,458	200,116

* Off-balance sheet net notional position represents the net notional amounts of foreign currency derivative financial instruments, which are principally used to reduce the Group's exposure to currency movements.

3. Financial risk management (continued)
(A) Currency risk (continued)

	At 31 December 2006							
	Renminbi HK$'m	US Dollars HK$'m	HK Dollars HK$'m	EURO HK$'m	Japanese Yen HK$'m	Pound Sterling HK$'m	Others HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	24,898	29,341	45,941	1,073	680	824	2,479	105,236
Placements with banks and other financial institutions maturing between one and twelve months	283	9,166	46,516	–	–	–	408	56,373
Financial assets at fair value through profit or loss	–	8,598	17,644	1,041	–	–	1,011	28,294
Derivative financial instruments	–	203	7,190	–	–	–	–	7,393
Hong Kong SAR Government certificates of indebtedness	–	–	34,750	–	–	–	–	34,750
Advances and other accounts	4,559	54,737	285,796	2,505	1,678	1,001	2,582	352,858
Available-for-sale securities	–	58,627	29,012	4,200	–	2,118	6,432	100,389
Held-to-maturity securities	–	98,960	45,780	3,815	–	1,790	15,243	165,588
Loans and receivables	–	2,556	32,909	–	–	302	347	36,114
Interests in associates	–	–	60	–	–	–	–	60
Investment properties	–	–	7,481	–	–	–	–	7,481
Properties, plant and equipment	69	1	19,670	–	–	–	–	19,740
Other assets (including deferred tax assets)	59	294	13,818	99	122	85	200	14,677
Total assets	29,868	262,483	586,567	12,733	2,480	6,120	28,702	928,953
Liabilities								
Hong Kong SAR currency notes in circulation	–	–	34,750	–	–	–	–	34,750
Deposits and balances of banks and other financial institutions	17,198	16,587	12,590	1,112	415	97	1,035	49,034
Financial liabilities at fair value through profit or loss	–	4,329	10,798	–	–	–	–	15,127
Derivative financial instruments	–	450	3,602	–	–	–	–	4,052
Deposits from customers	10,994	143,913	485,066	5,893	3,609	11,968	33,248	694,691
Other accounts and provisions (including current and deferred tax liabilities)	451	8,369	20,497	274	131	92	606	30,420
Insurance contract liabilities	–	2,130	12,109	–	–	–	–	14,239
Total liabilities	28,643	175,778	579,412	7,279	4,155	12,157	34,889	842,313
Net on-balance sheet position	1,225	86,705	7,155	5,454	(1,675)	(6,037)	(6,187)	86,640
Off-balance sheet net notional position	54	(83,503)	77,982	(5,501)	1,817	6,012	6,433	3,294
Contingent liabilities and commitments	2,666	42,196	137,875	2,643	527	117	1,757	187,781

3. Financial risk management (continued)

(B) Liquidity risk

Tables below analyse assets and liabilities of the Group as at 30 June 2007 and 31 December 2006 into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

	At 30 June 2007							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	39,528	83,240	-	-	-	-	-	122,768
Placements with banks and other financial institutions maturing between one and twelve months	-	-	45,663	15,141	-	-	-	60,804
Financial assets at fair value through profit or loss								
- debt securities								
- certificates of deposit held	-	-	39	458	561	1,367	-	2,425
- others	-	1,717	2,865	2,183	5,560	10,172	1,980	24,477
- equity securities	-	-	-	-	-	-	974	974
Derivative financial instruments	8,944	328	88	300	296	150	-	10,106
Hong Kong SAR Government certificates of indebtedness	34,100	-	-	-	-	-	-	34,100
Advances and other accounts								
- advances to customers	40,473	12,151	22,669	40,785	146,431	127,774	1,392	391,675
- trade bills	145	2,334	1,626	192	-	-	-	4,297
- advances to banks and other financial institutions	5	181	212	982	2,239	-	-	3,619
Available-for-sale securities								
- debt securities								
- certificates of deposit held	-	177	274	1,924	4,977	-	-	7,352
- others	-	1,156	4,777	6,451	31,531	49,399	-	93,314
- equity securities	-	-	-	-	-	-	76	76
Held-to-maturity securities								
- debt securities								
- certificates of deposit held	-	980	671	2,755	5,157	609	-	10,172
- others	-	2,917	8,327	37,494	71,455	38,940	-	159,133
Loans and receivables	-	1,378	5,775	24,486	-	-	-	31,639
Interests in associates	-	-	-	-	-	-	56	56
Investment properties	-	-	-	-	-	-	7,636	7,636
Properties, plant and equipment	-	-	-	-	-	-	20,999	20,999
Other assets (including deferred tax assets)	6,055	54,123	35	299	82	-	879	61,473
Total assets	129,250	160,682	93,021	133,450	268,289	228,411	33,992	1,047,095

3. Financial risk management (continued)

(B) Liquidity risk (continued)

	At 30 June 2007							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Liabilities								
Hong Kong SAR currency notes in circulation	34,100	-	-	-	-	-	-	34,100
Deposits and balances of banks and other financial institutions	24,996	17,779	1,149	2,794	-	-	-	46,718
Financial liabilities at fair value through profit or loss	-	2,522	6,086	6,173	2,915	508	-	18,204
Derivative financial instruments	4,882	414	109	184	545	16	-	6,150
Deposits from customers	370,662	314,635	83,329	31,788	3,500	-	-	803,914
Debt securities in issue at amortised cost	-	-	-	283	-	-	-	283
Other accounts and provisions (including current and deferred tax liabilities)	14,181	10,174	244	2,443	3,680	-	744	31,466
Insurance contract liabilities	-	-	-	-	-	-	16,435	16,435
Total liabilities	448,821	345,524	90,917	43,665	10,640	524	17,179	957,270
Net liquidity gap	(319,571)	(184,842)	2,104	89,785	257,649	227,887	16,813	89,825

3. Financial risk management (continued)

(B) Liquidity risk (continued)

	At 31 December 2006							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	30,973	74,263	-	-	-	-	-	105,236
Placements with banks and other financial institutions maturing between one and twelve months	-	-	47,717	8,656	-	-	-	56,373
Financial assets at fair value through profit or loss								
– debt securities								
– certificates of deposit held	-	10	104	279	875	1,454	-	2,722
– others	-	1,331	2,345	3,717	5,462	11,719	675	25,249
– equity securities	-	-	-	-	-	-	323	323
Derivative financial instruments	6,218	537	217	109	274	38	-	7,393
Hong Kong SAR Government certificates of indebtedness	34,750	-	-	-	-	-	-	34,750
Advances and other accounts								
– advances to customers	28,497	8,085	15,471	39,287	136,122	116,931	1,594	345,987
– trade bills	76	1,670	1,030	350	-	-	2	3,128
– advances to banks and other financial institutions	-	-	156	940	2,647	-	-	3,743
Available-for-sale securities								
– debt securities								
– certificates of deposit held	-	157	-	2,512	5,479	-	-	8,148
– others	-	1,735	5,643	4,101	30,893	49,819	-	92,191
– equity securities	-	-	-	-	-	-	50	50
Held-to-maturity securities								
– debt securities								
– certificates of deposit held	-	1,600	1,205	3,176	3,386	-	-	9,367
– others	-	3,759	7,700	35,308	79,067	30,387	-	156,221
Loans and receivables	-	2,429	12,753	20,932	-	-	-	36,114
Interests in associates	-	-	-	-	-	-	60	60
Investment properties	-	-	-	-	-	-	7,481	7,481
Properties, plant and equipment	-	-	-	-	-	-	19,740	19,740
Other assets (including deferred tax assets)	4,185	9,773	2	247	131	163	176	14,677
Total assets	104,699	105,349	94,343	119,614	264,336	210,511	30,101	928,953

3. Financial risk management (continued)

(B) Liquidity risk (continued)

	At 31 December 2006							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Undated HK$'m	Total HK$'m
Liabilities								
Hong Kong SAR currency notes in circulation	34,750	-	-	-	-	-	-	34,750
Deposits and balances of banks and other financial institutions	20,982	24,405	955	2,692	-	-	-	49,034
Financial liabilities at fair value through profit or loss	-	1,922	1,810	5,957	5,136	302	-	15,127
Derivative financial instruments	2,963	231	86	90	590	92	-	4,052
Deposits from customers	289,650	304,216	77,585	22,272	950	18	-	694,691
Other accounts and provisions (including current and deferred tax liabilities)	13,919	9,615	1,226	1,253	3,963	-	444	30,420
Insurance contract liabilities	-	-	-	-	-	-	14,239	14,239
Total liabilities	362,264	340,389	81,662	32,264	10,639	412	14,683	842,313
Net liquidity gap	(257,565)	(235,040)	12,681	87,350	253,697	210,099	15,418	86,640

The above maturity classifications have been prepared in accordance with relevant provisions under Banking (Disclosure) Rules. The Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand". In the case of an asset that is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Undated". The above assets are stated after deduction of provisions, if any.

The analysis of debt securities by remaining period to maturity is disclosed in order to comply with relevant provisions under Banking (Disclosure) Rules. The disclosure does not imply that the securities will be held to maturity.

4. Net interest income

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income		
Cash and due from banks and other financial institutions	**3,229**	3,607
Advances to customers	**9,940**	9,156
Listed investments	**1,239**	1,344
Unlisted investments	**6,675**	5,078
Others	**401**	218
	21,484	19,403
Interest expense		
Due to banks, customers and other financial institutions	**(12,098)**	(11,365)
Debt securities in issue	**(49)**	(60)
Others	**(434)**	(475)
	(12,581)	(11,900)
Net interest income	**8,903**	7,503

Included within interest income is HK$14 million (first half of 2006: HK$51 million) of interest with respect to income recognised on advances classified as impaired for the first half of 2007.

Included within interest income and interest expense are HK$20,882 million (first half of 2006: HK$19,003 million) and HK$12,192 million (first half of 2006: HK$11,617 million) for financial assets and financial liabilities that are not at fair value through profit or loss respectively.

Interest expense on short positions in Exchange Fund Bills and callable interest rate swaps of HK$62 million and HK$8 million respectively were reclassified from "Net gain from interest rate instruments" included as "Net trading income" to "Others" under interest expense for the first half of 2006.

5. Net fees and commission income

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Fees and commission income		
Securities brokerage		
– Stockbroking	**1,324**	644
– Bonds	**65**	29
Credit cards	**471**	375
Asset management	**342**	167
Bills commissions	**273**	259
Payment services	**221**	200
Loan commissions	**129**	116
Insurance	**85**	72
Trust services	**66**	54
Guarantees	**24**	25
Others		
– safe deposit box	**99**	94
– currency exchange	**73**	51
– RMB business	**54**	36
– information search	**23**	22
– low deposit balance accounts	**17**	22
– correspondent banking	**17**	15
– BOC cards	**14**	15
– postage and telegrams	**12**	14
– dormant accounts	**11**	12
– agency services	**8**	8
– sundries	**111**	122
	3,439	2,352
Fees and commission expenses	**(807)**	(591)
Net fees and commission income	**2,632**	1,761
Of which arise from		
– financial assets or financial liabilities not at fair value through profit or loss		
– Fees and commission income	**158**	150
– Fees and commission expenses	**(36)**	(64)
	122	86
– trust and other fiduciary activities		
– Fees and commission income	**66**	54

6. Net trading income

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Net gain from:		
– foreign exchange and foreign exchange products	**155**	737
– interest rate instruments	**192**	302
– equity instruments	**70**	15
– commodities	**–**	58
	417	1,112

Comparatives for the first half of 2006 have been reclassified as a result of excluding gains and losses related to financial instruments at fair value through profit or loss other than those held for trading, which are shown as net loss on financial instruments designated at fair value through profit or loss in Note 7 on page 53.

7. Net loss on financial instruments designated at fair value through profit or loss

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Net loss on financial assets at fair value which back insurance policies and investment contracts	**389**	415
Net change in fair value of other financial instruments at fair value through profit or loss	**5**	21
	394	436

8. Net gain/(loss) on investments in securities

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Net gain/(loss) from early redemption of held-to-maturity securities	**1**	(1)
Net gain/(loss) from disposal of available-for-sale securities	**1**	(7)
	2	(8)

9. Net insurance premium income

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Gross earned premiums	**2,936**	3,478
Less: Gross written premiums ceded to reinsurers	**(3)**	(2)
Net insurance premium income	**2,933**	3,476

10. Other operating income

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Dividend income from investments in securities		
– unlisted investments	**9**	15
Gross rental income from investment properties	**123**	97
Less: Outgoings in respect of investment properties	**(22)**	(28)
Reversal of impairment losses on interests in associates	**1**	–
Net gain on disposal of subsidiaries	**1**	–
Others	**87**	85
	199	169

Included in the "Outgoings in respect of investment properties" is HK$2 million (first half of 2006: HK$7 million) of direct operating expenses related to investment properties that were not let during the period.

11. Net insurance benefits and claims

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Claims, benefits and surrenders paid	**440**	193
Movement in liabilities	**2,193**	2,868
Gross claims, benefits and surrenders paid and movement in liabilities	**2,633**	3,061
Less: Reinsurers' share of claims, benefits and surrenders paid	**(1)**	(1)
Net insurance claims, benefits and surrenders paid and movement in liabilities	**2,632**	3,060

12. Reversal of loan impairment allowances

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Net reversal of loan impairment allowances		
– Individually assessed	**343**	409
– Collectively assessed	**(177)**	233
	166	642
Of which		
– new allowances	**(298)**	(368)
– releases	**109**	318
– recoveries	**355**	692
Net credit to income statement	**166**	642

13. Operating expenses

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Staff costs (including directors' emoluments)		
– salaries and other costs	**1,957**	1,682
– termination benefit	**6**	7
– pension cost	**146**	134
	2,109	1,823
Premises and equipment expenses (excluding depreciation)		
– rental of premises	**168**	149
– information technology	**143**	124
– others	**106**	101
	417	374
Depreciation	**373**	323
Auditors' remuneration		
– audit services	**4**	4
– non-audit services	**1**	5
Other operating expenses	**514**	442
	3,418	2,971

14. Net gain from disposal of/fair value adjustments on investment properties

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Net gain on disposal of investment properties	**2**	17
Net gain on fair value adjustments on investment properties (Note 26)	**414**	477
	416	494

15. Net gain/(loss) from disposal/revaluation of properties, plant and equipment

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Net gain on disposal of premises	**–**	4
Net loss on disposal of other fixed assets	**(2)**	(5)
Net gain/(loss) on revaluation of premises	**7**	(4)
Impairment losses on other fixed assets	**–**	(4)
	5	(9)

16. Taxation

Taxation in the income statement represents:

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Hong Kong profits tax		
– current period taxation	**1,508**	1,275
– under-provision in prior years	**–**	3
Deferred tax charge	**44**	138
Hong Kong profits tax	**1,552**	1,416
Overseas taxation	**47**	28
	1,599	1,444

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits arising in Hong Kong for the first half of 2007. Taxation on overseas profits has been calculated on the estimated assessable profits for the first half of 2007 at the rates of taxation prevailing in the countries in which the Group operates.

16. Taxation (continued)

The taxation on the Group's profit before taxation that differs from the theoretical amount that would arise using the taxation rate of Hong Kong is as follows:

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Profit before taxation	**9,227**	8,673
Calculated at a taxation rate of 17.5% (2006: 17.5%)	**1,615**	1,518
Effect of different taxation rates in other countries	**(11)**	(4)
Income not subject to taxation	**(52)**	(177)
Expenses not deductible for taxation purposes	**54**	103
Tax losses not recognised	**–**	1
Utilisation of previously unrecognised tax losses	**(7)**	–
Under-provision in prior years	**–**	3
Taxation charge	**1,599**	1,444
Effective tax rate	**17.3%**	16.6%

17. Dividends

	Half-year ended 30 June 2007		Half-year ended 30 June 2006	
	Per share HK$	**Total HK$'m**	Per share HK$	Total HK$'m
Interim dividend	**0.428**	**4,525**	0.401	4,240

At a meeting held on 23 August 2007, the Board declared an interim dividend of HK$0.428 per ordinary share for the first half of 2007 amounting to approximately HK$4,525 million. This declared dividend is not reflected as a dividend payable in these financial statements, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2007.

18. Earnings per share for profit attributable to the equity holders of the Company

The calculation of basic earnings per share is based on the consolidated profit attributable to the equity holders of the Company for the first half of 2007 of approximately HK$7,466 million (first half of 2006: HK$7,093 million) and on the ordinary shares in issue of 10,572,780,266 shares (2006: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the first half of 2007 (first half of 2006: Nil).

19. Retirement benefit costs

The principal defined contribution schemes for the Group's employees are ORSO schemes exempted under the MPF Schemes Ordinance and the BOC-Prudential Easy Choice MPF Scheme. Under the ORSO schemes, employees make monthly contributions to the ORSO schemes equal to 5% of their basic salaries, while the employer makes monthly contributions equal to 5% to 15% of the employees' monthly basic salaries, depending on years of service. The employees are entitled to receive 100% of the employer's contributions upon termination of employment after completing 20 years of service, or at a scale ranging from 20% to 95% for employees who have completed between 3 to 20 years of service, on conditions of retirement, early retirement, permanent incapacity and ill-health or termination of employment other than summary dismissal.

With the implementation of the MPF Schemes Ordinance on 1 December 2000, the Group also participates in the BOC-Prudential Easy Choice MPF Scheme, of which the trustee is BOCI-Prudential Trustee and the investment manager is BOCI-Prudential Manager, which are related parties of the Company.

The Group's total contributions made to the ORSO schemes for the first half of 2007 amounted to approximately HK$129 million (first half of 2006: approximately HK$119 million), after a deduction of forfeited contributions of approximately HK$7 million (first half of 2006: approximately HK$9 million). For the MPF Scheme, the Group contributed approximately HK$13 million and HK$10 million for the first half of 2007 and 2006 respectively.

20. Share option schemes

(a) *Share Option Scheme and Sharesave Plan*

The principal terms of the Share Option Scheme and the Sharesave Plan were approved and adopted by written resolutions of all the shareholders of the Company dated 10 July 2002.

The purpose of the Share Option Scheme is to provide the participants with the opportunity to acquire proprietary interests in the Company. The Board may, in its absolute discretion, offer to grant options under the Share Option Scheme to any person as the Board may select. The subscription price for the shares shall be determined on the date of grant by the Board as an amount per share calculated on the basis of established rules. An option may be exercised in whole or in part at any time after the date prescribed by the Board and from time to time as specified in the offer and on or before the termination date prescribed by the Board.

The purpose of the Sharesave Plan is to encourage broad-based employee ownership of the shares of the Company. The amount of the monthly contribution under the savings contract to be made in connection with an option shall be the amount which the relevant eligible employee is willing to contribute, which amount shall not be less than 1% and not more than 10% of the eligible employee's monthly salary as at the date of application or such other maximum or minimum amounts as permitted by the Board. When an option is exercised during an exercise period, it may be exercised in whole or in part.

No options were granted pursuant to the Share Option Scheme or the Sharesave Plan during the first half of 2007 (first half of 2006: Nil).

20. Share option schemes (continued)

(b) Pre-Listing Share Option Scheme

On 5 July 2002, several directors together with approximately 60 senior management personnel of the Group and employees of BOC were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 31,132,600 existing issued shares of the Company. The Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to all options granted to employees on or before 7 November 2002.

Details of the share options outstanding as at 30 June 2007 are disclosed as follows:

	Directors	Senior management	Others*	Total number of share options	Average exercise price (HK$ per share)
At 1 January 2007	**8,459,100**	**3,980,450**	**1,446,000**	**13,885,550**	**8.5**
Transfer	**(1,446,000)**	**-**	**1,446,000**	**-**	**8.5**
Less: Share options exercised during the period	**-**	**(1,295,050)**	**(361,500)**	**(1,656,550)**	**8.5**
At 30 June 2007	**7,013,100**	**2,685,400**	**2,530,500**	**12,229,000**	**8.5**
Exercisable at 30 June 2007	**7,013,100**	**2,685,400**	**2,530,500**	**12,229,000**	**8.5**
At 1 January 2006	8,459,100	8,302,650	1,446,000	18,207,750	8.5
Less: Share options exercised during the year	-	(4,278,700)	-	(4,278,700)	8.5
Less: Share options lapsed during the year	-	(43,500)	-	(43,500)	8.5
At 31 December 2006	8,459,100	3,980,450	1,446,000	13,885,550	8.5
Exercisable at 31 December 2006	8,459,100	3,980,450	1,446,000	13,885,550	8.5

* Represented share options held by ex-directors of the Group.

Share options were exercised on a regular basis throughout the period, the weighted average share price during the period was HK$19.10 (31 December 2006: HK$16.50).

The options granted under this scheme can be exercised at HK$8.50 per share in respect of the option price of HK$1.00. These options have a vesting period of four years (25% of the number of shares subject to such options will vest at the end of each year) from the date on which dealings in the shares commenced on the Stock Exchange with a valid exercise period of ten years. No offer to grant any options under the Pre-Listing Share Option Scheme will be made on or after the date on which dealings in the shares commenced on the Stock Exchange.

21. Cash and balances with banks and other financial institutions

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Cash	**3,153**	2,981
Balances with central banks	**28,078**	23,745
Balances with banks and other financial institutions	**8,297**	4,247
Placements with banks and other financial institutions maturing within one month	**83,240**	74,263
	122,768	105,236

22. Financial assets at fair value through profit or loss

	Trading securities		Financial assets designated at fair value through profit or loss		Total	
	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
At fair value						
Debt securities						
– Listed in Hong Kong	**90**	262	**638**	908	**728**	1,170
– Listed outside Hong Kong	**1,182**	3,683	**2,508**	2,185	**3,690**	5,868
	1,272	3,945	**3,146**	3,093	**4,418**	7,038
– Unlisted	**6,182**	6,409	**16,302**	14,524	**22,484**	20,933
	7,454	10,354	**19,448**	17,617	**26,902**	27,971
Equity securities						
– Listed in Hong Kong	**57**	19	**845**	262	**902**	281
– Unlisted	**72**	42	**-**	-	**72**	42
	129	61	**845**	262	**974**	323
Total	**7,583**	10,415	**20,293**	17,879	**27,876**	28,294

22. Financial assets at fair value through profit or loss (continued)

Financial assets at fair value through profit or loss are analysed by type of issuer as follows:

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Sovereigns	**4,568**	4,073
Public sector entities	**1,440**	1,958
Banks and other financial institutions	**18,996**	20,020
Corporate entities	**2,872**	2,243
	27,876	28,294

Financial assets at fair value through profit or loss are analysed as follows:

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Treasury bills	**4,275**	3,616
Certificates of deposit held	**2,425**	2,722
Other financial assets at fair value through profit or loss	**21,176**	21,956
	27,876	28,294

23. Derivative financial instruments

The Group enters into the following equity, foreign exchange, interest rate and precious metal related derivative financial instruments for trading and risk management purposes:

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Interest rate futures are contractual obligations to receive or pay a net amount based on changes in interest rates or buy or sell interest rate financial instruments on a future date at an agreed price in the financial market under the administration of the stock exchange. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency, interest rate and precious metal swaps are commitments to exchange one set of cash flows or commodity for another. Swaps result in an exchange of currencies, interest rates (for example, fixed rate for floating rate), or precious metals (for example, silver swaps) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swap contracts, no exchange of principal takes place.

23. Derivative financial instruments (continued)

Foreign currency, interest rate, equity and precious metal options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of the financial instrument at a predetermined price. In consideration for the assumption of foreign exchange and interest rate risk, the seller receives a premium from the purchaser. Options are negotiated over-the-counter ("OTC") between the Group and its counterparty or traded through the stock exchange (for example, exchange-traded stock option).

The contract/notional amounts and fair values of derivative financial instruments held by the Group are set out in the following tables. The contract/notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet dates and certain of them provide a basis for comparison with fair value instruments recognised on the consolidated balance sheet. However, they do not necessarily indicate the amounts of future cash flows involved or the current fair values of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative financial instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates, foreign exchange rates or equity and metal prices relative to their terms. The aggregate fair values of derivative financial instruments assets and liabilities can fluctuate significantly from time to time.

The following is a summary of the contract/notional amounts of each significant type of derivative financial instrument:

	At 30 June 2007			At 31 December 2006		
	Trading HK$'m	**Hedging HK$'m**	**Total HK$'m**	Trading HK$'m	Hedging HK$'m	Total HK$'m
Exchange rate contracts						
Spot and forward	**226,124**	**-**	**226,124**	143,859	-	143,859
Swaps	**177,825**	**-**	**177,825**	170,591	-	170,591
Foreign currency option contracts						
- Options purchased	**5,122**	**-**	**5,122**	1,479	-	1,479
- Options written	**3,587**	**-**	**3,587**	3,102	-	3,102
	412,658	**-**	**412,658**	319,031	-	319,031
Interest rate contracts						
Futures	**572**	**-**	**572**	89	-	89
Swaps	**40,754**	**313**	**41,067**	33,362	544	33,906
Interest rate option contracts						
- Swaptions written	**-**	**-**	**-**	31	-	31
Other contracts						
- Bond options written	**782**	**-**	**782**	311	-	311
	42,108	**313**	**42,421**	33,793	544	34,337
Bullion contracts	**8,708**	**-**	**8,708**	7,330	-	7,330
Equity contracts	**1,324**	**-**	**1,324**	954	-	954
Other contracts	**189**	**-**	**189**	201	-	201
Total	**464,987**	**313**	**465,300**	361,309	544	361,853

Note: All derivatives held for hedging are designated as fair value hedges.

23. Derivative financial instruments (continued)

The following table summarises the fair values of each class of derivative financial instrument as at 30 June 2007 and 31 December 2006:

	At 30 June 2007			At 31 December 2006		
	Trading HK$'m	Hedging HK$'m	Total HK$'m	Trading HK$'m	Hedging HK$'m	Total HK$'m
Fair value assets						
Exchange rate contracts	9,377	–	9,377	6,806	–	6,806
Interest rate contracts	446	14	460	357	7	364
Bullion contracts	258	–	258	219	–	219
Equity contracts	11	–	11	4	–	4
	10,092	14	10,106	7,386	7	7,393
Fair value liabilities						
Exchange rate contracts	5,041	–	5,041	2,809	–	2,809
Interest rate contracts	673	–	673	795	8	803
Bullion contracts	422	–	422	438	–	438
Equity contracts	14	–	14	2	–	2
	6,150	–	6,150	4,044	8	4,052

The credit risk weighted amounts of the above derivative financial instruments are as follows:

	At 30 June 2007 HK$'m	Restated At 31 December 2006 HK$'m
Exchange rate contracts	836	935
Interest rate contracts	78	113
Bullion contracts	18	56
Equity contracts	3	–
	935	1,104

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Banking (Capital) Rules. Comparative figures have been restated to reflect the implementation of the Banking (Capital) Rules. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

There is no effect of bilateral netting agreement on the fair values or the credit risk-weighted amounts of the derivative financial instruments.

Approximately 56% (31 December 2006: 61%) of the Group's transactions in derivative financial instruments contracts are conducted with other financial institutions.

24. Advances and other accounts

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Corporate loans and advances	**263,252**	220,390
Personal loans and advances	**129,559**	126,700
Advances to customers	**392,811**	347,090
Loan impairment allowances		
– Individually assessed	**(473)**	(546)
– Collectively assessed	**(663)**	(557)
	391,675	345,987
Trade bills	**4,297**	3,128
Advances to banks and other financial institutions	**3,619**	3,743
Total	**399,591**	352,858

As at 30 June 2007, advances to customers include accrued interest on gross advances of HK$1,345 million (31 December 2006: HK$1,236 million).

Impaired advances to customers are analysed as follows:

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Gross impaired advances to customers	**717**	916
Individually assessed loan impairment allowances made in respect of such advances	**473**	546

Impaired advances to customers are individually assessed loans with objective evidence of impairment. The loan impairment allowances were made after taking into account the value of collateral in respect of such advances.

As at 30 June 2007 and 31 December 2006, no impairment allowance was made in respect of trade bills and advances to banks and other financial institutions.

24. Advances and other accounts (continued)

Classified and impaired advances to customers and the value of collateral taken into account in respect of such advances are analysed as follows:

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Gross classified and impaired advances to customers	**1,618**	1,988
Gross classified and impaired advances to customers as a percentage of gross advances to customers	**0.41%**	0.57%
Current market value of collateral held against the covered portion of such advances	**2,950**	3,383
Covered portion of such advances	**1,243**	1,528
Uncovered portion of such advances	**375**	460

Classified and impaired advances to customers follow the definitions set out in the Banking (Disclosure) Rules and represent advances which are either classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired.

25. Investment in securities

		At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
(A)	**Available-for-sale securities**		
	Debt securities		
	– Listed in Hong Kong	**3,721**	4,800
	– Listed outside Hong Kong	**13,558**	13,023
		17,279	17,823
	– Unlisted	**83,387**	82,516
		100,666	100,339
	Equity securities		
	– Unlisted	**76**	50
		100,742	100,389
(B)	**Held-to-maturity securities**		
	Listed, at amortised cost		
	– in Hong Kong	**4,143**	3,935
	– outside Hong Kong	**23,759**	24,629
		27,902	28,564
	Unlisted, at amortised cost	**141,403**	137,024
		169,305	165,588
(C)	**Loans and receivables**		
	Unlisted, at amortised cost	**31,639**	36,114
Total		**301,686**	302,091
Market value of listed held-to-maturity securities		**27,295**	28,029

25. Investment in securities (continued)

Investment in securities is analysed by type of issuer as follows:

	At 30 June 2007			
	Available-for-sale securities HK$'m	**Held-to-maturity securities HK$'m**	**Loans and receivables HK$'m**	**Total HK$'m**
Sovereigns	**12,636**	**1,700**	**–**	**14,336**
Public sector entities	**15,704**	**16,398**	**–**	**32,102**
Banks and other financial institutions	**31,278**	**107,826**	**31,639**	**170,743**
Corporate entities	**41,124**	**43,381**	**–**	**84,505**
	100,742	**169,305**	**31,639**	**301,686**

	At 31 December 2006			
	Available-for-sale securities HK$'m	Held-to-maturity securities HK$'m	Loans and receivables HK$'m	Total HK$'m
Sovereigns	13,180	1,768	–	14,948
Public sector entities	6,933	21,166	–	28,099
Banks and other financial institutions	34,873	102,823	36,114	173,810
Corporate entities	45,403	39,831	–	85,234
	100,389	165,588	36,114	302,091

Available-for-sale and held-to-maturity securities are analysed as follows:

	Available-for-sale securities		**Held-to-maturity securities**	
	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m	**At 30 June 2007 HK$'m**	At 31 December 2006 HK$'m
Treasury bills	**5,606**	7,566	**100**	100
Certificates of deposit held	**7,352**	8,148	**10,172**	9,367
Others	**87,784**	84,675	**159,033**	156,121
	100,742	100,389	**169,305**	165,588

26. Investment properties

	2007 HK$'m	2006 HK$'m
At 1 January	**7,481**	7,626
Disposals	**(78)**	(529)
Fair value gains	**414**	574
Reclassification to properties, plant and equipment (Note 27)	**(181)**	(190)
At period/year end	**7,636**	7,481

27. Properties, plant and equipment

	Premises HK$'m	Property under development HK$'m	Equipment, fixtures and fittings HK$'m	Total HK$'m
Net book value at 1 January 2007	**17,906**	**–**	**1,834**	**19,740**
Additions	**–**	**–**	**287**	**287**
Disposals	**(16)**	**–**	**(2)**	**(18)**
Revaluation	**1,182**	**–**	**–**	**1,182**
Depreciation for the period	**(162)**	**–**	**(211)**	**(373)**
Reclassification from investment properties (Note 26)	**181**	**–**	**–**	**181**
Net book value at 30 June 2007	**19,091**	**–**	**1,908**	**20,999**
At 30 June 2007				
Cost or valuation	**19,091**	**–**	**4,919**	**24,010**
Accumulated depreciation and impairment	**–**	**–**	**(3,011)**	**(3,011)**
Net book value at 30 June 2007	**19,091**	**–**	**1,908**	**20,999**
Net book value at 1 January 2006	16,989	11	1,491	18,491
Additions	–	–	736	736
Disposals	(186)	(7)	(25)	(218)
Revaluation	1,208	–	–	1,208
Depreciation for the year	(303)	–	(368)	(671)
Reclassification from investment properties (Note 26)	190	–	–	190
Reversal of/(provision for) impairment losses	8	(4)	–	4
Net book value at 31 December 2006	17,906	–	1,834	19,740
At 31 December 2006				
Cost or valuation	17,906	–	4,658	22,564
Accumulated depreciation and impairment	–	–	(2,824)	(2,824)
Net book value at 31 December 2006	17,906	–	1,834	19,740

27. Properties, plant and equipment (continued)

	Premises HK$'m	Property under development HK$'m	Equipment, fixtures and fittings HK$'m	Total HK$'m
The analysis of cost or valuation of the above assets is as follows:				
At 30 June 2007				
At cost	**–**	**–**	**4,919**	**4,919**
At valuation	**19,091**	**–**	**–**	**19,091**
	19,091	**–**	**4,919**	**24,010**
At 31 December 2006				
At cost	–	–	4,658	4,658
At valuation	17,906	–	–	17,906
	17,906	–	4,658	22,564

28. Other assets

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Repossessed assets	**177**	201
Precious metals	**1,526**	1,534
Accounts receivable and prepayments	**59,700**	12,873
	61,403	14,608

29. Financial liabilities at fair value through profit or loss

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Trading liabilities		
– Short positions in Exchange Fund Bills (Note 32)	**4,154**	3,544
Financial liabilities designated at fair value through profit or loss		
– Structured deposits (Note 30)	**11,603**	9,085
– Certificates of deposit issued	**2,447**	2,498
	14,050	11,583
	18,204	15,127

The amount of change in their fair values is attributable to changes in a benchmark interest rate. The carrying amount of financial liabilities designated at fair value through profit or loss as at 30 June 2007 is less than the amount that the Group would be contractually required to pay at maturity to the holder by HK$124 million (31 December 2006: HK$96 million).

30. Deposits from customers

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Current, savings and other deposit accounts (per consolidated balance sheet)	**803,914**	694,691
Structured deposits reported as financial liabilities at fair value through profit or loss (Note 29)	**11,603**	9,085
	815,517	703,776
Analysed by :		
Demand deposits and current accounts		
– corporate customers	**108,708**	24,624
– individual customers	**6,735**	6,355
	115,443	30,979
Savings deposits		
– corporate customers	**58,090**	67,806
– individual customers	**188,560**	188,847
	246,650	256,653
Time, call and notice deposits		
– corporate customers	**147,534**	114,039
– individual customers	**305,890**	302,105
	453,424	416,144
	815,517	703,776

31. Other accounts and provisions

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Other accounts payable	**25,847**	25,895
Provisions	**7**	6
	25,854	25,901

32. Assets pledged as security

As at 30 June 2007, liabilities of the Group amounting to HK$4,154 million (31 December 2006: HK$3,544 million) were secured by assets deposited with central depositories to facilitate settlement operations. In addition, the liabilities of the Group amounting to HK$4,412 million (31 December 2006: Nil) were secured by debt securities related to sale and repurchase arrangements. The amount of assets pledged by the Group to secure these liabilities was HK$8,602 million (31 December 2006: HK$3,564 million) included in "Trading securities" and "Available-for-sale securities".

33. Deferred taxation

Deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements in accordance with HKAS 12 "Income taxes".

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the first half of 2007 and the year ended 31 December 2006 are as follows:

	2007					
	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2007	401	3,155	(71)	(89)	(74)	3,322
Charged/(credited) to income statement	4	44	8	(24)	12	44
Charged/(credited) to equity and minority interests	-	196	-	-	(114)	82
At 30 June 2007	405	3,395	(63)	(113)	(176)	3,448

33. Deferred taxation (continued)

	2006					
	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2006	357	2,941	(72)	(127)	(112)	2,987
Charged to income statement	44	49	1	38	20	152
Charged to equity	–	165	-	–	18	183
At 31 December 2006	401	3,155	(71)	(89)	(74)	3,322

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Deferred tax assets	**(70)**	(69)
Deferred tax liabilities	**3,518**	3,391
	3,448	3,322

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Deferred tax assets to be recovered after more than twelve months	**(70)**	(69)
Deferred tax liabilities to be settled after more than twelve months	**3,668**	3,434
	3,598	3,365

33. Deferred taxation (continued)

The deferred tax charged/credited to equity during the first half of 2007 and the year ended 31 December 2006 are as follows:

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Fair value reserves in shareholder's equity:		
– premises	**194**	165
– available-for-sale securities	**(114)**	18
– minority interests	**2**	–
	82	183

34. Insurance contract liabilities

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Gross and net		
At 1 January	**14,239**	7,968
Benefits paid	**(293)**	(235)
Claims incurred and movement in liabilities	**2,489**	6,506
At period/year end	**16,435**	14,239

35. Share capital

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Authorised:		
20,000,000,000 ordinary shares of HK$5.00 each	**100,000**	100,000
Issued and fully paid:		
10,572,780,266 ordinary shares of HK$5.00 each	**52,864**	52,864

36. Reserves

The Group's reserves and the movements therein for the current and prior periods are presented in the consolidated statement of changes in equity on pages 41 to 42 of the financial statements.

37. Notes to consolidated cash flow statement

(a) Reconciliation of operating profit to operating cash inflow/(outflow) before taxation

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Operating profit	**8,808**	8,188
Reversal of impairment losses on interests in associates	**(1)**	–
Depreciation	**373**	323
Reversal of loan impairment allowances	**(166)**	(642)
Unwind of discount on impairment	**(14)**	(51)
Advances written off net of recoveries	**214**	541
Change in cash and balances with banks and other financial institutions with original maturity over three months	**(6,883)**	3,924
Change in placements with banks and other financial institutions with original maturity over three months	**(9,863)**	(20,129)
Change in financial assets at fair value through profit or loss	**2,360**	(2,062)
Change in derivative financial instruments	**(615)**	(1,572)
Change in advances and other accounts	**(46,767)**	842
Change in investment in securities	**(1,751)**	(45,051)
Change in other assets	**(46,795)**	(976)
Change in deposits and balances of banks and other financial institutions	**(2,316)**	6,147
Change in financial liabilities at fair value through profit or loss	**3,077**	5,319
Change in deposits from customers	**109,223**	8,233
Change in certificates of deposit issued at amortised cost	**–**	(1)
Change in debt securities in issue at amortised cost	**283**	–
Change in other accounts and provisions	**(47)**	4,795
Change in insurance contract liabilities	**2,196**	2,809
Exchange difference	**6**	1
Operating cash inflow/(outflow) before taxation	**11,322**	(29,362)
Cash flows from operating activities included:		
– Interest received	**21,158**	18,922
– Interest paid	**12,427**	11,525
– Dividend received	**9**	15

37. Notes to consolidated cash flow statement (continued)

(b) Analysis of the balances of cash and cash equivalents

	At 30 June 2007 HK$'m	At 30 June 2006 HK$'m
Cash and balances with banks and other financial institutions with original maturity within three months	**110,712**	67,266
Placements with banks and other financial institutions with original maturity within three months	**14,339**	12,237
Treasury bills with original maturity within three months	**8,244**	4,081
Certificates of deposit held with original maturity within three months	**702**	952
	133,997	84,536

38. Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liability and commitment and the corresponding aggregate credit risk weighted amount:

	At 30 June 2007 HK$'m	Restated At 31 December 2006 HK$'m
Direct credit substitutes	**1,264**	1,389
Transaction-related contingencies	**8,385**	7,191
Trade-related contingencies	**23,007**	20,795
Commitments that are unconditionally cancellable without prior notice	**44,728**	42,740
Other commitments with an original maturity of		
– up to one year	**80,092**	68,923
– over one year	**42,640**	46,743
	200,116	187,781
Credit risk weighted amount	**40,802**	39,904

The calculation basis of credit risk weighted amount has been set out in Note 23 to the financial statements.

39. Capital commitments

The Group has the following outstanding capital commitments not provided for in the financial statements:

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Authorised and contracted for but not provided for	**263**	162
Authorised but not contracted for	**2**	5
	265	167

The above capital commitments mainly relate to commitments to purchase computer equipment and software, and to renovate the Group's premises.

40. Operating lease commitments

(a) The Group as lessee

The Group has commitments to make the following future minimum lease payments under non-cancellable operating leases:

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Land and buildings		
– not later than one year	**301**	280
– later than one year but not later than five years	**280**	273
– later than five years	**1**	1
	582	554
Computer equipment		
– not later than one year	**–**	1

Certain non-cancellable operating leases included in the tables above were subject to renegotiation and rent adjustment with reference to market rates prevailing at specified agreed dates.

40. Operating lease commitments (continued)

(b) The Group as lessor

The Group has contracted with tenants for the following future minimum lease receivables under non-cancellable operating leases:

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Land and buildings		
– not later than one year	**217**	216
– later than one year but not later than five years	**174**	219
	391	435

The Group leases its investment properties (Note 26) under operating lease arrangements, with leases typically for a period from one to three years. The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the prevailing market conditions. None of the leases includes contingent rentals.

41. Segmental reporting

The Group engages in many businesses in several regions. For segmental reporting purposes, information is solely provided in respect of business segments. Geographical segment information is not presented because over 90% of the Group's revenues, profits before tax and assets are derived from Hong Kong.

Information about four business segments is provided in segmental reporting. They are Retail Banking, Corporate Banking, Treasury and Insurance.

Both Retail Banking and Corporate Banking segments provide general banking services. Retail Banking mainly serves individual customers, small companies, and organisations with deposit only. Corporate Banking mainly deals with medium to large companies. The Treasury segment is responsible for managing the capital, liquidity, and the interest rate and foreign exchange positions of the Group in addition to proprietary trades. The Insurance segment shows business relates to the Group's long-term life insurance products, including traditional and linked individual life insurance and group life insurance products. "Others" refers to those items related to the Group as a whole but independent of the other four business segments, including the Group's holdings of premises, investment properties and interests in associates.

Revenues, expenses, assets and liabilities of any business segment mainly include items directly attributable to the segment. In relation to occupation of the Group's premises, rentals are internally charged on market rates according to the areas occupied. For management overheads, allocations are made on reasonable bases. During the period, the Group has revised the allocation bases and comparative amounts have been reclassified to conform with the current year's presentation. There is no impact on the Group's income statement and balance sheet. Inter-segment funding is charged according to the internal funds transfer pricing mechanism of the Group. The charge on any such funding is mainly made by reference to the corresponding money market rate.

41. Segmental reporting (continued)

	Half-year ended 30 June 2007							
	Retail HK$'m	Corporate HK$'m	Treasury HK$'m	Insurance HK$'m	Others HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income/(expenses)	4,309	2,368	2,418	346	(538)	8,903	-	8,903
Net fees and commission income/(expenses)	2,252	557	6	(111)	(41)	2,663	(31)	2,632
Net trading income	275	83	33	-	26	417	-	417
Net loss on financial instruments designated at fair value through profit or loss	-	-	(5)	(389)	-	(394)	-	(394)
Net gain on investments in securities	-	-	2	-	-	2	-	2
Net insurance premium income	-	-	-	2,936	-	2,936	(3)	2,933
Other operating income	28	1	-	5	804	838	(639)	199
Total operating income	6,864	3,009	2,454	2,787	251	15,365	(673)	14,692
Net insurance benefits and claims	-	-	-	(2,632)	-	(2,632)	-	(2,632)
Net operating income before loan impairment allowances	6,864	3,009	2,454	155	251	12,733	(673)	12,060
(Provision for)/Reversal of loan impairment allowances	(54)	220	-	-	-	166	-	166
Net operating income	6,810	3,229	2,454	155	251	12,899	(673)	12,226
Operating expenses	(2,676)	(774)	(233)	(48)	(360)	(4,091)	673	(3,418)
Operating profit/(loss)	4,134	2,455	2,221	107	(109)	8,808	-	8,808
Net gain from disposal of/fair value adjustments on investment properties	-	-	-	-	416	416	-	416
Net gain from disposal/revaluation of properties, plant and equipment	-	-	-	-	5	5	-	5
Share of profits less losses of associates	-	-	-	-	(2)	(2)	-	(2)
Profit before taxation	4,134	2,455	2,221	107	310	9,227	-	9,227
At 30 June 2007								
Assets								
Segment assets	192,948	268,927	542,566	18,307	28,611	1,051,359	(4,681)	1,046,678
Interests in associates	-	-	-	-	56	56	-	56
Unallocated corporate assets	-	-	-	-	361	361	-	361
	192,948	268,927	542,566	18,307	29,028	1,051,776	(4,681)	1,047,095
Liabilities								
Segment liabilities	650,938	180,554	106,322	17,053	471	955,338	(4,681)	950,657
Unallocated corporate liabilities	-	-	-	-	6,613	6,613	-	6,613
	650,938	180,554	106,322	17,053	7,084	961,951	(4,681)	957,270
Half-year ended 30 June 2007								
Other information								
Additions of properties, plant and equipment	2	-	-	-	285	287	-	287
Depreciation	120	36	19	1	197	373	-	373
Amortisation of securities	-	-	919	-	-	919	-	919

41. Segmental reporting (continued)

	Half-year ended 30 June 2006							
	Retail HK$'m	Corporate HK$'m	Treasury HK$'m	Insurance HK$'m	Others HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest income/(expenses)	3,812	1,981	2,006	208	(504)	7,503	-	7,503
Net fees and commission income/(expenses)	1,394	487	(9)	(108)	3	1,767	(6)	1,761
Net trading income	250	48	813	-	-	1,111	1	1,112
Net loss on financial instruments designated at fair value through profit or loss	-	-	(21)	(415)	-	(436)	-	(436)
Net (loss)/gain on investments in securities	-	-	(11)	-	3	(8)	-	(8)
Net insurance premium income	-	-	-	3,478	-	3,478	(2)	3,476
Other operating income	26	-	17	3	701	747	(578)	169
Total operating income	5,482	2,516	2,795	3,166	203	14,162	(585)	13,577
Net insurance benefits and claims	-	-	-	(3,060)	-	(3,060)	-	(3,060)
Net operating income before loan impairment allowances	5,482	2,516	2,795	106	203	11,102	(585)	10,517
Reversal of loan impairment allowances	38	604	-	-	-	642	-	642
Net operating income	5,520	3,120	2,795	106	203	11,744	(585)	11,159
Operating expenses	(2,326)	(675)	(189)	(27)	(339)	(3,556)	585	(2,971)
Operating profit/(loss)	3,194	2,445	2,606	79	(136)	8,188	-	8,188
Net gain from disposal of/fair value adjustments on investment properties	-	-	-	-	494	494	-	494
Net loss from disposal/revaluation of properties, plant and equipment	(5)	-	-	-	(4)	(9)	-	(9)
Profit before taxation	3,189	2,445	2,606	79	354	8,673	-	8,673
At 31 December 2006								
Assets								
Segment assets	169,595	222,701	497,155	15,804	26,889	932,144	(3,472)	928,672
Interests in associates	-	-	-	-	60	60	-	60
Unallocated corporate assets	-	-	-	-	221	221	-	221
	169,595	222,701	497,155	15,804	27,170	932,425	(3,472)	928,953
Liabilities								
Segment liabilities	577,755	148,353	98,531	14,649	173	839,461	(3,472)	835,989
Unallocated corporate liabilities	-	-	-	-	6,324	6,324	-	6,324
	577,755	148,353	98,531	14,649	6,497	845,785	(3,472)	842,313
Half-year ended 30 June 2006								
Other information								
Additions of properties, plant and equipment	-	-	-	-	288	288	-	288
Depreciation	89	28	14	1	191	323	-	323
Amortisation of securities	-	-	856	-	-	856	-	856

42. Significant related party transactions

Related parties are those parties that have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or other entities.

Transactions with related parties, which the Group entered into during the period are summarised as follows:

(a) *Advances to third parties guaranteed by BOC group companies*

As at 30 June 2007, BOC, the intermediate holding company, provided guarantees for loans in favour of the Group amounting to HK$2,827 million (31 December 2006: HK$2,522 million) to certain third parties. BOC held equity interests of not more than 20% in these third parties.

(b) *Summary of transactions entered into during the ordinary course of business with BOC group companies*

The aggregate income and expenses arising from related party transactions with the immediate holding company, the intermediate holding companies, associates of the Company as well as subsidiaries and associates of BOC are summarised as follows:

		Half-year ended 30 June 2007		
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Income statement items:				
Interest income	(i)	205	–	9
Interest expense	(ii)	(232)	(2)	(168)
Insurance premium paid (net)	(iii)	–	–	(20)
Administrative services fees received/receivable	(iv)	16	–	16
Rental fees received/receivable	(iv)	–	–	11
Credit card commission paid/payable (net)	(v)	(42)	–	(1)
Securities brokerage commission paid/payable (net)	(v)	–	–	(178)
Rental, property management and letting agency fees paid/payable	(v)	–	–	(40)
Funds selling commission received	(vi)	–	–	71
Correspondent banking fee received	(vii)	7	–	–
Loan services fees received		–	–	1
Net trading gains		11	–	54

42. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

	Half-year ended 30 June 2006			
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Income statement items:				
Interest income	(i)	325	–	10
Interest expense	(ii)	(327)	(2)	(113)
Insurance premium paid (net)	(iii)	–	–	(4)
Administrative services fees received/receivable	(iv)	17	–	10
Rental fees received/receivable	(iv)	–	–	8
Credit card commission paid/payable (net)	(v)	(46)	–	(1)
Securities brokerage commission paid/payable (net)	(v)	–	–	(64)
Rental, property management and letting agency fees paid/payable	(v)	–	–	(39)
Funds selling commission received	(vi)	–	–	22
Correspondent banking fee received	(vii)	5	–	–
Net trading gains/(losses)		73	–	(2)

42. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

	At 30 June 2007			
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Balance sheet items:				
Cash and balances with banks and other financial institutions	(i)	8,616	–	41
Placements with banks and other financial institutions maturing between one and twelve months	(i)	4,301	–	–
Financial assets at fair value through profit or loss		2	–	1,662
Derivative financial instruments assets	(viii)	25	–	–
Advances and other accounts	(i)	13	–	2,036
Other assets	(ix)	81	–	3,912
Deposits and balances of banks and other financial institutions	(ii)	9,170	–	1,607
Deposits from customers	(ii)	64	76	7,097
Derivative financial instruments liabilities	(viii)	10	–	1
Other accounts and provisions	(ix)	55	–	3,538

42. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

		At 31 December 2006		
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Balance sheet items:				
Cash and balances with banks and other financial institutions	(i)	8,027	–	21
Placements with banks and other financial institutions maturing between one and twelve months	(i)	5,272	–	102
Financial assets at fair value through profit or loss		1	–	1,706
Derivative financial instruments assets	(viii)	15	–	–
Advances and other accounts	(i)	64	–	–
Other assets	(ix)	54	–	4,163
Deposits and balances of banks and other financial institutions	(ii)	20,722	–	1,390
Deposits from customers	(ii)	157	77	6,417
Derivative financial instruments liabilities	(viii)	13	–	–
Other accounts and provisions	(ix)	88	–	3,853

1 Subsidiaries and associates of BOC and post-employment benefit plans for the benefit of employees of the Company are collectively disclosed as other related parties and certain of which are state-controlled entities.

Notes:

(i) Interest income

In the ordinary course of business, the Group enters into various transactions with BOC group companies including deposit of cash and balances with banks and other financial institutions, placement of interbank deposits and provision of loans and credit facilities. The transactions were conducted at prices and terms that are no more favourable than those charged to and contracted with other third party customers of the Group.

42. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

Notes: (continued)

(ii) Interest expense

In the ordinary course of business, the Group accepts interbank deposits and current, fixed, savings and other deposits from BOC group companies at the relevant market rates at the time of the transactions.

(iii) Insurance premium paid/insurance commission received (net)

In the ordinary course of business, the Group provides insurance agency services to and purchases general insurance policies from BOC group companies at the relevant market rates at the time of the transactions.

(iv) Administrative services fees and rental fees received/receivable

In the ordinary course of business, the Group receives administrative services fees for the provision of various administrative services including internal audit, technology, human resources support and training to BOC group companies mainly on the basis of cost plus a margin of 5%, and receives office premises rental fees from BOC group companies at the relevant market rates at the time of the transactions.

(v) Commission, property management, letting agency fees and rental fees paid/payable

In the ordinary course of business, the Group pays commission fees for credit card administrative and promotional services, securities brokerage services, property management and letting agency fees to BOC group companies. The Group also pays rental fees to BOC group companies. These transactions were priced at the relevant market rates at the time of the transactions.

(vi) Funds selling commission received

In the ordinary course of business, the Group receives commission for engaging in promotion and sale of fund products of a BOC group company to customers of the Group at the relevant market rates at the time of the transactions.

(vii) Correspondent banking fee received

In the ordinary course of business, BOC provides services to the Group's customers including remittance services and advising on and collecting letters of credit issued by the Group. The Group shares the fees paid by its customers with BOC on the basis agreed between the parties from time to time.

(viii) Derivative financial instruments assets/liabilities

In the ordinary course of business, the Group enters into foreign exchange contracts and interest rate contracts with BOC group companies. As at 30 June 2007 the aggregate notional amount of such derivative transactions amounted to HK$9,647 million (31 December 2006: HK$15,918 million) whilst the corresponding derivative financial instruments assets and liabilities amounted to HK$25 million (31 December 2006: HK$15 million) and HK$11 million (31 December 2006: HK$13 million) respectively. These transactions are executed at the relevant market rates at the time of the transactions.

42. Significant related party transactions (continued)

(b) Summary of transactions entered into during the ordinary course of business with BOC group companies (continued)

Notes: (continued)

(ix) Other assets and other accounts and provisions

Included within "Other assets" and "Other accounts and provisions" are receivables from and payables to BOC group companies. The amounts mainly represent the accounts receivables from and payables to a subsidiary of BOC in relation to dealing securities trading transactions on behalf of the Group's customers. The receivables and payables arose from transactions carried out in the normal course of business.

(c) Contingent liabilities and commitments

In the ordinary course of business, the Group provides loan facilities and trade finance services to, and guarantees for the obligations of BOC and its subsidiaries and associates on normal commercial terms. As at 30 June 2007, the total undrawn loan commitments, trade finance-related contingencies and guarantees amounted to HK$3,925 million (31 December 2006: HK$3,558 million).

(d) Key management personnel

Key management are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including Directors and Senior Management. The Group accepts deposits from and grants loans and credit facilities to key management personnel in the ordinary course of business. During both the current and prior periods, no material transaction was conducted with key management personnel of BOCHK, its holding companies and parties related to them.

The key management compensation for the six months ended 30 June 2007 and 2006 is detailed as follows:

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Salaries and other short-term employee benefits	**27**	21
Post-employment benefits	**1**	–
	28	21

42. Significant related party transactions (continued)

(e) Transactions with Ministry of Finance and The People's Bank of China

The Group enters into banking transactions with these entities in the normal course of business. These include purchases and redemption of treasury bonds and money market transactions. The outstanding balances at the period/year end, and the related income and expenses for the period are as follows:

(i) Advances to customers/banks and other financial institutions

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**4**	5

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**164**	–
Outstanding balance at end of the period/year	**143**	164

(ii) Treasury bonds

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**30**	52

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**1,578**	2,630
Outstanding balance at end of the period/year	**1,381**	1,578

42. Significant related party transactions (continued)

(e) Transactions with Ministry of Finance and The People's Bank of China (continued)

(iii) Due from banks and other financial institutions

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**130**	112

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**23,693**	21,846
Outstanding balance at end of the period/year	**28,038**	23,693

(iv) Due to banks and other financial institutions

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest expense	**–**	–

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**–**	–
Outstanding balance at end of the period/year	**1**	–

(f) Transactions with Central SAFE and other companies controlled by Central SAFE

Central SAFE is the controlling entity of BOC. Central SAFE is approved by the State Council of the PRC to assume the rights and obligations of the equity owner on behalf of the State. Accordingly, Central SAFE, acting on behalf of the State, has become the ultimate holding company of the Company by virtue of its interest in BOC.

The Group did not have any balances or enter into any transactions with Central SAFE for the six months ended 30 June 2007 and 2006 (31 December 2006: Nil).

42. Significant related party transactions (continued)

(f) Transactions with Central SAFE and other companies controlled by Central SAFE (continued)

Central SAFE has controlling equity interests in certain other banks in the PRC. The Group enters into banking transactions with these companies in the normal course of business. These include loans, investment securities and money market transactions. The outstanding balances at the period/year end, and the related income and expenses for the period are as follows:

(i) Advances to customers/banks and other financial institutions

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**–**	–

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**29**	11
Outstanding balance at end of the period/year	**–**	29

(ii) Investment securities

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**36**	38

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**1,270**	2,043
Outstanding balance at end of the period/year	**2,233**	1,270

42. Significant related party transactions (continued)

(f) Transactions with Central SAFE and other companies controlled by Central SAFE (continued)

(iii) Financial assets at fair value through profit or loss

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	–	–

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**25**	19
Outstanding balance at end of the period/year	**43**	25

(iv) Due from banks and other financial institutions

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**35**	9

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**854**	1,034
Outstanding balance at end of the period/year	**2,085**	854

42. Significant related party transactions (continued)

(f) Transactions with Central SAFE and other companies controlled by Central SAFE (continued)

(v) Due to banks and other financial institutions

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest expense	**(1)**	-

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**77**	15
Outstanding balance at end of the period/year	**212**	77

(g) Transactions with other state-controlled entities

The state-controlled entities are those, other than BOC (the intermediate holding company and its subsidiaries) and Central SAFE and its controlled companies over which the PRC government directly or indirectly holds over 50% of the outstanding shares or voting rights, and has the ability to control or the power to govern their financial or operational policies through its government authorities, agencies and affiliates. The Group has extensive transactions with other state controlled entities. These transactions, conducted in the ordinary course of business, may include, but are not limited to, the following:

- lending, provision of credits and guarantees and deposit taking;
- inter-bank balance taking and placing;
- sale, purchase, underwriting and redemption of bonds issued by other state-controlled entities;
- rendering of foreign exchange, remittance, investment related services;
- provision of fiduciary activities; and
- purchase of utilities, transport, telecommunication and postal services.

Utilities, transport, telecommunication and postal services are charged by service providers at market rates. Management believes that, based on their assessment, the amounts of such related party transactions are insignificant for the period and therefore are not disclosed. Details of other transactions are set forth below.

42. Significant related party transactions (continued)

(g) Transactions with other state-controlled entities (continued)

The Group enters into banking transactions with other state-controlled entities in the ordinary course of business. These include loans, deposits, investment securities, money market transactions and off-balance sheet exposures. The outstanding balances and related provisions at the period/year end, and the related income and expenses for the period are as follows:

(i) Advances to customers/banks and other financial institutions

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**959**	943
Reversal of individually assessed loan impairment allowances	**7**	47

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**32,248**	41,543
Outstanding balance at end of the period/year	**38,910**	32,248
Less: individually assessed loan impairment allowances	**(81)**	(88)
	38,829	32,160

(ii) Investment securities

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**165**	179

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**7,640**	6,977
Outstanding balance at end of the period/year	**6,902**	7,640

Investment securities include held-to-maturity securities and available-for-sale securities.

42. Significant related party transactions (continued)

(g) Transactions with other state-controlled entities (continued)

(iii) Financial assets at fair value through profit or loss

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**9**	9

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**377**	738
Outstanding balance at end of the period/year	**549**	377

(iv) Due from banks and other financial institutions

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest income	**206**	129

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**4,746**	4,839
Outstanding balance at end of the period/year	**4,921**	4,746

42. Significant related party transactions (continued)

(g) Transactions with other state-controlled entities (continued)

(v) Due to banks and other financial institutions

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest expense	**(123)**	(83)

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**10,949**	6,434
Outstanding balance at end of the period/year	**10,077**	10,949

(vi) Deposits from customers

	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m
Interest expense	**(579)**	(761)

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding balance at beginning of the period/year	**26,613**	44,652
Outstanding balance at end of the period/year	**32,285**	26,613

42. Significant related party transactions (continued)

(g) Transactions with other state-controlled entities (continued)

(vii) Contingent liabilities and commitments (including guarantees)

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Contingent liabilities and commitments (including guarantees)	**31,746**	26,273

(viii) Outstanding derivative transactions (notional amount)

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Outstanding derivative transactions (notional amount)	**1,833**	618

43. Ultimate holding company

Central SAFE, acting on behalf of the State, is the ultimate holding company of the Company whilst BOC is the Company's intermediate holding company.

44. Comparative amounts

Certain comparative amounts have been reclassified to conform with the current period's presentation.

45. Statutory accounts

The information in the interim report is unaudited and does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2006 have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 22 March 2007.

1. Capital adequacy ratio

	At 30 June 2007	Restated At 31 December 2006
Capital adequacy ratio	**14.29%**	15.72%
Core capital ratio	**13.63%**	14.94%

The above capital ratios are computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules effective from 1 January 2007. Comparative ratios at 31 December 2006 are restated accordingly. Differences between the basis of consolidation for accounting and regulatory purposes are described in "Appendix – Subsidiaries of the Company" on page 115.

2. Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratio as at 30 June 2007 and 31 December 2006 and reported to the HKMA is analysed as follows:

	At 30 June 2007 HK$'m	Restated At 31 December 2006 HK$'m
Core capital:		
Paid up ordinary share capital	**43,043**	43,043
Reserves	**23,788**	20,225
Profit and loss account	**2,549**	3,986
Minority interests	**1,217**	1,181
	70,597	68,435
Deductions from core capital	**(473)**	(486)
Core capital after deductions	**70,124**	67,949
Supplementary capital:		
Reserves on revaluation of holdings of available-for-sale securities	**(818)**	(140)
Reserves on revaluation of holdings of securities designated at fair value through profit or loss	**3**	17
Collective loan impairment allowances	**663**	556
Regulatory reserve	**3,972**	3,621
	3,820	4,054
Deductions from supplementary capital	**(473)**	(486)
Supplementary capital after deductions	**3,347**	3,568
Total capital base after deductions	**73,471**	71,517

Subsidiaries which are not included in the consolidation group for the calculation of capital adequacy ratios are denoted in "Appendix – Subsidiaries of the Company" on page 115. Investment costs in such subsidiaries are deducted from the capital base.

3. Liquidity ratio

	Half-year ended 30 June 2007	Half-year ended 30 June 2006
Average liquidity ratio	**50.08%**	50.30%

The average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the period.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

4. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net options position is calculated on the basis of delta-weighted positions of all foreign exchange options contracts.

	At 30 June 2007							
	Equivalent in million of HK$							
	US Dollars	**Japanese Yen**	**Euro**	**Australian Dollars**	**Pound Sterling**	**Renminbi Yuan**	**Others**	**Total**
Spot assets	**289,258**	**2,383**	**12,330**	**25,142**	**5,700**	**34,821**	**5,916**	**375,550**
Spot liabilities	**(195,800)**	**(5,404)**	**(7,159)**	**(15,291)**	**(12,647)**	**(34,201)**	**(15,027)**	**(285,529)**
Forward purchases	**170,368**	**19,386**	**24,582**	**21,570**	**31,601**	**16,152**	**36,059**	**319,718**
Forward sales	**(258,291)**	**(16,404)**	**(29,526)**	**(31,406)**	**(24,650)**	**(15,796)**	**(27,104)**	**(403,177)**
Net options position	**1,244**	**3**	**4**	**(2)**	**13**	**–**	**(15)**	**1,247**
Net long/(short) position	**6,779**	**(36)**	**231**	**13**	**17**	**976**	**(171)**	**7,809**
Net structural position	**83**	**–**	**–**	**–**	**–**	**319**	**–**	**402**

	At 31 December 2006							
	Equivalent in million of HK$							
	US Dollars	Japanese Yen	Euro	Australian Dollars	Pound Sterling	Renminbi Yuan	Others	Total
Spot assets	280,010	2,538	12,922	22,642	6,150	28,521	7,357	360,140
Spot liabilities	(189,454)	(4,346)	(7,485)	(18,126)	(12,217)	(27,729)	(18,185)	(277,542)
Forward purchases	126,163	12,131	15,728	8,009	26,833	1,173	39,626	229,663
Forward sales	(211,509)	(10,313)	(21,195)	(12,533)	(20,786)	(1,098)	(28,627)	(306,061)
Net options position	1,340	(12)	19	(24)	(14)	–	6	1,315
Net long/(short) position	6,550	(2)	(11)	(32)	(34)	867	177	7,515
Net structural position	83	–	–	–	–	309	–	392

5. Segmental information

(a) *Sectoral analysis of gross advances to customers*

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	At 30 June 2007					
	Gross advances HK$'m	% Covered by collateral or other security	Classified and impaired HK$'m	Overdue HK$'m	Individually assessed impairment allowances HK$'m	Collectively assessed impairment allowances HK$'m
Loans for use in Hong Kong						
Industrial, commercial and financial						
– Property development	20,993	24.65%	18	21	3	30
– Property investment	59,897	81.95%	266	352	18	93
– Financial concerns	11,565	7.50%	–	4	–	22
– Stockbrokers	8,192	5.72%	–	–	–	11
– Wholesale and retail trade	12,891	60.28%	193	318	53	20
– Manufacturing	13,801	55.65%	119	340	30	25
– Transport and transport equipment	20,030	11.96%	3	12	1	28
– Recreational activities	23	91.59%	–	1	–	–
– Information technology	2,679	30.33%	2	–	–	4
– Others	26,639	30.56%	86	236	30	44
Individuals						
– Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	14,115	99.62%	136	286	14	19
– Loans for purchase of other residential properties	100,117	99.79%	304	642	13	133
– Credit card advances	5,578	–	23	206	–	70
– Others	8,603	91.61%	104	161	41	11
Total loans for use in Hong Kong	305,123	66.95%	1,254	2,579	203	510
Trade finance	21,598	35.88%	152	442	105	35
Loans for use outside Hong Kong	66,090	21.77%	212	233	165	118
Gross advances to customers	392,811	57.64%	1,618	3,254	473	663

5. Segmental information (continued)

(a) Sectoral analysis of gross advances to customers (continued)

	At 31 December 2006					
	Gross advances HK$'m	% Covered by collateral or other security	Classified and impaired HK$'m	Overdue HK$'m	Individually assessed impairment allowances HK$'m	Collectively assessed impairment allowances HK$'m
Loans for use in Hong Kong						
Industrial, commercial and financial						
– Property development	19,290	19.33%	24	26	4	26
– Property investment	55,943	85.49%	320	460	28	80
– Financial concerns	10,721	8.48%	4	9	–	19
– Stockbrokers	65	25.65%	–	–	–	–
– Wholesale and retail trade	13,019	61.87%	248	358	61	19
– Manufacturing	12,417	54.27%	154	315	42	20
– Transport and transport equipment	15,548	17.55%	4	13	2	21
– Recreational activities	33	91.36%	–	–	–	–
– Information technology	1,586	57.12%	–	1	–	2
– Others	20,158	33.13%	148	267	29	30
Individuals						
– Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	14,236	99.14%	141	313	20	19
– Loans for purchase of other residential properties	96,953	99.11%	359	694	23	123
– Credit card advances	5,490	–	20	232	–	71
– Others	8,831	89.66%	156	239	57	11
Total loans for use in Hong Kong	274,290	71.36%	1,578	2,927	266	441
Trade finance	16,865	40.98%	157	359	98	26
Loans for use outside Hong Kong	55,935	24.30%	253	279	182	90
Gross advances to customers	347,090	62.30%	1,988	3,565	546	557

5. Segmental information (continued)

(b) Geographical analysis of gross advances to customers and overdue advances

The following geographical analysis of gross advances to customers, overdue advances and classified and impaired advances to customers is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

(i) Gross advances to customers

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Hong Kong	**346,078**	306,911
Mainland China	**28,605**	22,984
Others	**18,128**	17,195
	392,811	347,090

(ii) Overdue advances

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Hong Kong	**3,021**	3,221
Mainland China	**209**	266
Others	**24**	78
	3,254	3,565
Individually assessed loan impairment allowances in respect of the overdue advances		
Hong Kong	**363**	436
Mainland China	**24**	11
Others	**4**	10
	391	457
Collectively assessed loan impairment allowances in respect of the overdue advances		
Hong Kong	**35**	28
Mainland China	**12**	11
	47	39

5. Segmental information (continued)

(b) Geographical analysis of gross advances to customers and overdue advances (continued)

(iii) Classified and impaired advances

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Hong Kong	**1,536**	1,909
Mainland China	**59**	52
Others	**23**	27
	1,618	1,988
Individually assessed loan impairment allowances in respect of the classified and impaired advances		
Hong Kong	**441**	526
Mainland China	**26**	13
Others	**6**	7
	473	546
Collectively assessed loan impairment allowances in respect of the classified and impaired advances		
Hong Kong	**17**	15
Mainland China	**6**	8
	23	23

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is overdue and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

6. Cross-border claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country, which is different from that of the counterparty, or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

	Banks and other financial institutions HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 30 June 2007				
Asia, other than Hong Kong				
– Mainland China	34,871	29,395	21,903	86,169
– Others	63,807	523	20,126	84,456
	98,678	29,918	42,029	170,625
North America				
– United States	9,244	31,721	75,723	116,688
– Others	8,956	251	32	9,239
	18,200	31,972	75,755	125,927
Western Europe				
– Germany	47,688	–	2,641	50,329
– Others	157,627	160	15,966	173,753
	205,315	160	18,607	224,082
Total	322,193	62,050	136,391	520,634

6. Cross-border claims (continued)

	Banks and other financial institutions HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 31 December 2006				
Asia, other than Hong Kong				
– Mainland China	37,202	25,052	18,486	80,740
– Others	67,088	569	16,710	84,367
	104,290	25,621	35,196	165,107
North America				
– United States	8,923	25,232	74,712	108,867
– Others	12,391	101	133	12,625
	21,314	25,333	74,845	121,492
Western Europe				
– Germany	38,204	–	3,620	41,824
– Others	149,973	133	16,819	166,925
	188,177	133	20,439	208,749
Total	313,781	51,087	130,480	495,348

7. Non-bank Mainland China exposures

Non-bank counterparties are identified in accordance with the definitions set out in the prudential return "Quarterly Analysis of Loans and Advances and Provisions" issued by the HKMA. Exposures in the Mainland China to non-bank counterparties are summarised as follows:

	At 30 June 2007			
	On-balance sheet exposure HK$'m	**Off-balance sheet exposure HK$'m**	**Total exposure HK$'m**	**Individually assessed impairment allowances HK$'m**
Mainland China entities	**53,284**	**35,524**	**88,808**	**149**
Companies and individuals outside Mainland China where the credit is granted for use in Mainland China	**20,202**	**14,371**	**34,573**	**24**
Other non-bank Mainland China exposures	**10,440**	**5,630**	**16,070**	**11**
	83,926	**55,525**	**139,451**	**184**

7. Non-bank Mainland China exposures (continued)

	At 31 December 2006			
	On-balance sheet exposure HK$'m	Off-balance sheet exposure HK$'m	Total exposure HK$'m	Individually assessed impairment allowances HK$'m
Mainland China entities	46,516	32,102	78,618	183
Companies and individuals outside Mainland China where the credit is granted for use in Mainland China	15,998	10,830	26,828	16
Other non-bank Mainland China exposures	9,943	4,941	14,884	18
	72,457	47,873	120,330	217

8. Overdue and rescheduled assets

(a) Gross amount of advances overdue more than three months

	At 30 June 2007		At 31 December 2006	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Gross advances to customers which have been overdue for:				
– six months or less but over three months	**234**	**0.06%**	318	0.09%
– one year or less but over six months	**165**	**0.04%**	202	0.06%
– over one year	**671**	**0.17%**	838	0.24%
Advances overdue for over three months	**1,070**	**0.27%**	1,358	0.39%
Individually assessed loan impairment allowances in respect of the advances overdue for over three months	**298**		438	

As at 30 June 2007 and 31 December 2006, there were no advances to banks and other financial institutions that were overdue for over three months.

8. Overdue and rescheduled assets (continued)

(b) Collateral held against advances overdue more than three months

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
In respect of the above advances overdue for over three months		
Current market value of collateral held against the covered portion	**2,086**	2,175
Covered portion	**856**	987
Uncovered portion	**214**	371

Collateral held against such loans is principally represented by charges over business assets such as premises, inventories and trade receivables for corporate loans and mortgages over residential properties for personal loans.

(c) Rescheduled advances to customers

	At 30 June 2007		At 31 December 2006	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Rescheduled advances to customers	**150**	**0.04%**	216	0.06%

As at 30 June 2007 and 31 December 2006, there were no rescheduled advances to banks and other financial institutions.

Rescheduled advances are those advances that have been restructured or renegotiated because of deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included in overdue advances. Rescheduled advances are stated before deduction of loan impairment allowances.

9. Repossessed assets held

	At 30 June 2007 HK$'m	At 31 December 2006 HK$'m
Estimated market value of repossessed assets held	**275**	309

Repossessed assets are properties or securities in respect of which the Group has acquired access or control (e.g. through court proceedings or voluntary actions by the borrowers concerned) for release in full or in part of the obligations of the borrowers.

1. Corporate information

Board of Directors

Chairman	XIAO Gang#
Vice Chairmen	SUN Changji# HE Guangbei
Directors	LI Zaohang# ZHOU Zaiqun# ZHANG Yanling# LEE Raymond Wing Hung GAO Yingxin FUNG Victor Kwok King* KOH Beng Seng* SHAN Weijian* TUNG Chee Chen* TUNG Savio Wai-Hok* YANG Linda Tsao*

Non-executive Directors
* Independent Non-executive Directors

Senior Management

Chief Executive	HE Guangbei
Deputy Chief Executive	LAM Yim Nam
Chief Financial Officer	LEE Raymond Wing Hung
Deputy Chief Executive	GAO Yingxin
Chief Risk Officer	CHEUNG Alex Yau Shing
Chief Information Officer	LIU Peter Yun Kwan
Company Secretary	YEUNG Jason Chi Wai

Registered Office

52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Auditors

PricewaterhouseCoopers

Share Registrar

Computershare Hong Kong Investor Services Limited
46th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

ADS Depositary Bank

Citibank, N.A.
388 Greenwich Street
14th Floor
New York, NY 10013
United States of America

Credit Ratings (Long Term)

Standard & Poor's:	A-
Moody's Investors Service:	Aa3
Fitch Ratings:	A

Index Constituent

The Company is a constituent of the following indices:
Hang Seng Index
Hang Seng London Reference Index
MSCI Index
FTSE All-World Hong Kong Index
Xinhua/FTSE China 25 Index

Stock Codes

Ordinary shares:	
The Stock Exchange of Hong Kong Limited:	2388
Reuters:	2388.HK
Bloomberg:	2388 HK
Level 1 ADR Programme:	
CUSIP No.:	096813209
OTC Symbol:	BHKLY

Website

www.bochk.com

2. Dividend and closure of register of members

The Board declared an interim dividend of HK$0.428 per share (2006: HK$0.401), payable on Thursday, 20 September 2007 to those persons registered as shareholders on Thursday, 13 September 2007.

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the interim dividend, from Monday, 10 September 2007 to Thursday, 13 September 2007 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the interim dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 7 September 2007. Shares of the Company will be traded ex-dividend as from Thursday, 6 September 2007.

3. Substantial interests in share capital

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 30 June 2007, the following corporations had the following interests (as defined in the SFO) in the Company set opposite their respective names:

Name of Corporation	No. of shares of HK$5 each in the Company (% of total issued shares)	
Central SAFE	6,953,617,435	(65.77%)
BOC	6,953,617,435	(65.77%)
BOCHKG	6,949,330,256	(65.73%)
BOC (BVI)	6,949,330,256	(65.73%)

Notes:

1. Following the reorganisation of BOC in August 2004, Central SAFE holds the controlling equity capital of BOC on behalf of the State. Accordingly, for the purpose of the SFO, Central SAFE is deemed to have the same interests in the Company as BOC.

2. BOC holds the entire issued share capital of BOCHKG, which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO. BOC (BVI) beneficially holds 6,949,330,256 shares of the Company.

3. BOC holds the entire issued share capital of BOC Insurance. Accordingly, for the purpose of the SFO, BOC is deemed to have the same interests in the Company as BOC Insurance which has an interest in 4,000,000 shares of the Company.

4. BOC holds the entire issued share capital of BOCI, which in turn holds the entire issued share capital of BOCI Asia Limited and BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Asia Limited and BOCI Financial Products Limited for the purpose of the SFO. BOCI Asia Limited has an interest in 91,500 shares of the Company and an interest in 117,000 shares held under physically settled equity derivatives while BOCI Financial Products Limited has an interest in 78,679 shares of the Company.

All the interests stated above represented long positions. Save as disclosed above, as at 30 June 2007, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

4. Directors' rights to acquire shares

On 5 July 2002, the following Directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) existing issued shares of the Company at a price of HK$8.50 per share. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. Twenty-five percent of the shares subject to such options will vest at the end of each year.

Particulars of the outstanding options granted to the Directors under the Pre-Listing Share Option Scheme as at 30 June 2007 are set out below:

				Number of share options					
	Date of grant	Exercise price (HK$)	Exercisable period	Granted on 5 July 2002	Balances as at 1 January 2007	Exercised during the period	Surrendered during the period	Lapsed during the period	Balances as at 30 June 2007
SUN Changji	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,590,600	1,590,600	–	–	–	1,590,600
HE Guangbei	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,084,500	–	–	–	1,084,500
LI Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
ZHOU Zaiqun	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
ZHANG Yanling	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
Total:				7,374,600	7,013,100	–	–	–	7,013,100

Note: On 15 June 2007, Mr. Hua Qingshan resigned from the post of Non-executive Director of the Company. According to the terms of the Pre-listing Share Option Scheme, the options of 1,446,000 granted to Mr. Hua Qingshan on 5 July 2002 can be exercised within three months after his resignation.

Save as disclosed above, at no time during the period was the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

5. Directors' and Chief Executive's interests in shares, underlying shares and debentures

Save as disclosed above, as at 30 June 2007, none of the Directors or Chief Executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

6. Purchase, sale or redemption of the Company's shares

During the period under review, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

7. Audit Committee

The Audit Committee consists only of Non-executive Directors, the majority of whom are Independent Non-executive Directors. It is chaired by Independent Non-executive Director Mr. Shan Weijian. Other members include Mr. Zhou Zaiqun, Dr. Fung Victor Kwok King, Mr. Tung Chee Chen, Madam Yang Linda Tsao, Mr. Tung Savio Wai-Hok and Mr. Koh Beng Seng.

Based on the principle of independence, the Audit Committee assists the Board in monitoring the financial reports, internal control, internal audit and external audit of the Group.

At the request of the Audit Committee of the Company, the Group's external auditors have carried out a review of the unaudited financial statements in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the HKICPA. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the unaudited interim financial reports.

8. Compliance with the Code on Corporate Governance Practices of the Listing Rules

In pursuit of the Company's stated objective to embrace good corporate governance principles and practices, the Company has been continuously enhancing its corporate governance practices in order to attain even higher standards. In conjunction with the implementation of the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules issued by the Stock Exchange of Hong Kong on 1 January 2005, the Company has further strengthened its corporate governance practices by reference to the requirements of the CG Code and international best practices. The Company is pleased to announce that it has been in full compliance with all the code provisions of the CG Code and that it has also complied with nearly all the recommended best practices set out in the CG Code. A more recent development is that starting from the third quarter of 2006, the Company publishes quarterly financial and business reviews so that shareholders can be better updated of the performance, financial position and prospects of the Company.

The high standards of the Company's corporate governance practices are reflected in the public recognition it has won through the years. In 2006, the Company was named one of the top ten companies for corporate governance among the 174 locally listed companies surveyed in the Corporate Governance Scorecard Project jointly sponsored by the City University of Hong Kong and the Hong Kong Institute of Directors. The Company also received a Special Mention in the Hang Seng Index Category of the Best Corporate Governance Disclosure Awards 2006 from the Hong Kong Institute of Certified Public Accountants.

9. Compliance with the Codes for Securities Transactions by Directors

The Company has adopted a "Code for Securities Transactions by Directors" (the "Company's Code") to govern securities transactions by Directors. The terms of the Company's Code sets out more stringent requirements than those contained in the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in Appendix 10 of the Listing Rules. Having made specific enquiry of all Directors, the Directors confirmed that they have complied with the required standards set out in both the Company's Code and the Model Code throughout the period under review.

10. Compliance with HKAS 34

The interim report for the first half of 2007 complies with HKAS 34 "Interim Financial Reporting" issued by the HKICPA.

11. Interim Report

This Interim Report is available in both English and Chinese. The Chinese version of this Interim Report is available by writing to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong. This Interim Report is also available (in both English and Chinese) on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk.

If you have any queries about how to obtain copies of this Interim Report or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

12. Reconciliation between HKFRSs vs IFRS/CAS

The Company understands that BOC, an intermediate holding company as well as controlling shareholder of the Company, will prepare and disclose consolidated financial information in accordance with IFRS and CAS for which the Company and its subsidiaries will form part of the consolidated financial statements. CAS is the new set of PRC accounting standards that has been effective for annual periods beginning on or after 1 January 2007 for companies publicly-listed in PRC. The requirements of CAS have substantially converged with IFRS and HKFRSs. Comparative figures to the below reconciliation which presented under previous PRC GAAP in the prior year are restated accordingly.

The consolidated financial information of "BOC Hong Kong Group" for the periods disclosed by BOC in its consolidated financial statements is not the same as the consolidated financial information of the Group for the periods published by the Company pursuant to applicable laws and regulations in Hong Kong. There are two reasons for this.

First, the definitions of "BOC Hong Kong Group" (as adopted by BOC for the purpose of its own financial disclosure) and "Group" (as adopted by the Company in preparing and presenting its consolidated financial information) are different: "BOC Hong Kong Group" refers to BOCHKG and its subsidiaries, whereas "Group" refers to the Company and its subsidiaries (see the below organisation chart). Though there is difference in definitions between "BOC Hong Kong Group" and "Group", their financial results for the periods presented are substantially the same. This is because BOCHKG and BOC (BVI) are holding companies only and have no substantive operations of their own.


BOC
100%
BOCHKG
100%
BOC (BVI)
approximately 66%
The Company

12. Reconciliation between HKFRSs vs IFRS/CAS (continued)

Second, the Group has prepared its consolidated financial statements in accordance with HK GAAP prior to 1 January 2005 and as from 1 January 2005 onwards in accordance with HKFRSs; whereas the consolidated financial information reporting to BOC is prepared in accordance with IFRS and CAS respectively. Despite the fact that HKFRSs have converged with IFRS, there is a timing difference in the initial adoption of HKFRSs and IFRS by the Group and by BOC respectively.

The Board considers that the best way to ensure that shareholders and the investing public understand the material differences between the consolidated financial information of the Group published by the Company on the one hand, and the consolidated financial information of BOC Hong Kong Group disclosed by BOC in its financial statements on the other hand, is to present reconciliations of the profit after tax/net assets of the Group prepared under HKFRSs to the profit after tax/net assets of the Group prepared under IFRS and CAS respectively for the periods presented.

The major differences between HKFRSs and IFRS/CAS, which arise from the difference in measurement basis in IFRS or CAS and the timing difference in the initial adoption of HKFRSs and IFRS relate to the following:

- re-measurement of carrying value of treasury products;
- restatement of carrying value of bank premises; and
- deferred taxation impact arising from the above different measurement basis.

(a) *Re-measurement of carrying value of treasury products*

Due to the difference in the timing of first adoption of HKFRSs and IFRS, classification and measurement of certain investment securities under HK GAAP/HKFRSs and IFRS were different. Therefore, investment securities were reclassified and re-measured to align with the accounting policies of BOC for the relevant periods. Classification and measurement under IFRS and CAS is basically the same.

(b) *Restatement of carrying value of bank premises*

The Company has elected for a revaluation basis rather than cost basis to account for bank premises and investment properties under HKFRSs. On the contrary, BOC has elected for the cost convention for bank premises and revaluation basis for investment properties under IFRS and CAS. Therefore, adjustments have been made to the carrying value of bank premises as well as to re-calculate the depreciation charge and disposal gain/loss under IFRS and CAS.

(c) *Deferred tax adjustments*

These represent the deferred tax effect of the aforesaid adjustments.

Going forward, the differences relating to the restatement of carrying value of bank premises as a result of the election of the different measurement basis allowed under HKFRSs, IFRS and CAS will be recurring in the future, while the timing difference related to the measurement of investment securities will be reversed gradually and eliminated in the future years.

12. Reconciliation between HKFRSs vs IFRS/CAS (continued)

Profit after tax/Net assets reconciliation

(i) HKFRSs Vs IFRS

	Profit after tax		Net assets	
	Half-year ended 30 June 2007 HK$'m	Half-year ended 30 June 2006 HK$'m	**At 30 June 2007 HK$'m**	At 31 December 2006 HK$'m
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under HKFRSs	**7,628**	7,229	**89,825**	86,640
Add: IFRS adjustments				
Re-measurement of carrying value of treasury products	**(66)**	(84)	**37**	44
Restatement of carrying value of bank premises	**106**	96	**(8,364)**	(7,295)
Deferred tax adjustments	**(21)**	25	**1,405**	1,230
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under IFRS	**7,647**	7,266	**82,903**	80,619

12. Reconciliation between HKFRSs vs IFRS/CAS (continued)

Profit after tax/Net assets reconciliation (continued)

(ii) HKFRSs Vs CAS

	Profit after tax		Net assets	
	Half-year ended 30 June 2007 HK$'m	Restated Half-year ended 30 June 2006 HK$'m	At 30 June 2007 HK$'m	Restated At 31 December 2006 HK$'m
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under HKFRSs	**7,628**	7,229	**89,825**	86,640
Add: CAS adjustments				
Re-measurement of carrying value of treasury products	**(66)**	(84)	**37**	44
Restatement of carrying value of bank premises	**106**	96	**(8,364)**	(7,295)
Deferred tax adjustments	**(21)**	25	**1,405**	1,230
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under CAS	**7,647**	7,266	**82,903**	80,619

INDEPENDENT REVIEW REPORT

REPORT ON REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS TO THE BOARD OF DIRECTORS OF

BOC HONG KONG (HOLDINGS) LIMITED

(incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the condensed interim financial statements set out on pages 39 to 94, which comprise the consolidated balance sheet of BOC Hong Kong (Holdings) Limited (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2007 and the related consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of these condensed interim financial statements in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on these condensed interim financial statements based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of condensed interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements are not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 23 August 2007

Subsidiaries of the Company

The particulars of our subsidiaries are as follows:

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Directly held:				
Bank of China (Hong Kong) Limited	Hong Kong 16 October 1964	Ordinary shares HK$43,042,840,858	100.00%	Banking business
BOC Group Life Assurance Company Limited*	Hong Kong 12 March 1997	Ordinary shares HK$868,000,000	51.00%	Life insurance business
Indirectly held:				
Nanyang Commercial Bank, Limited	Hong Kong 2 February 1948	Ordinary shares HK$600,000,000	100.00%	Banking business
Chiyu Banking Corporation Limited	Hong Kong 24 April 1947	Ordinary shares HK$300,000,000	70.49%	Banking business
BOC Credit Card (International) Limited	Hong Kong 9 September 1980	Ordinary shares HK$480,000,000	100.00%	Credit card services
Arene Trading Limited	Hong Kong 22 August 1978	Ordinary shares HK$500,000	100.00%	Property holding and investment
Bank of China (Hong Kong) Nominees Limited*	Hong Kong 1 October 1985	Ordinary shares HK$2	100.00%	Nominee services
Bank of China (Hong Kong) Trustees Limited*	Hong Kong 6 November 1987	Ordinary shares HK$3,000,000	100.00%	Trustee and agency services
BOC Group Trustee Company Limited*	Hong Kong 1 December 1997	Ordinary shares HK$200,000,000	64.20%	Trustee services
BOC Travel Services Limited	Hong Kong 24 August 1982	Ordinary shares HK$2,000,000	100.00%	Travel services
BOCHK Financial Products (Cayman) Limited	Cayman 10 November 2006	Ordinary shares US$50,000	100.00%	Note issuing
BOCHK Information Technology (Shenzhen) Co., Ltd.*	PRC 16 April 1990	Registered capital HK$70,000,000	100.00%	Property holding and investment

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
BOCHK Information Technology Services (Shenzhen) Ltd*	PRC 26 May 1993	Registered capital HK$40,000,000	100.00%	Information technology services
BOCI-Prudential Trustee Limited*	Hong Kong 11 October 1999	Ordinary shares HK$300,000,000	41.10%	Trustee services
Che Hsing (Nominees) Limited*	Hong Kong 23 April 1980	Ordinary shares HK$10,000	100.00%	Nominee services and investment holding
Chiyu Banking Corporation (Nominees) Limited*	Hong Kong 3 November 1981	Ordinary shares HK$100,000	70.49%	Investment holding
Chung Chiat Company Limited	Hong Kong 9 April 1980	Ordinary shares HK$200	100.00%	Property holding and investment
Dwell Bay Limited	Hong Kong 19 December 1980	Ordinary shares HK$100,000	100.00%	Property holding and investment
Glister Company Limited*	Hong Kong 26 March 2001	Ordinary shares HK$2	70.49%	Investment holding
Glory Cardinal Limited*	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
Grace Charter Limited*	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
G.Z.Y. Microfilm Technology (Shenzhen) Co., Ltd.*	PRC 24 September 1993	Registered capital HK$40,000,000	100.00%	Property holding and investment
Hua Chiao Commercial (Nominees) Limited*	Hong Kong 28 October 1986	Ordinary shares HK$10,000	100.00%	Nominee services
Kincheng Finance (H.K.) Limited	Hong Kong 30 March 1979	Ordinary shares HK$225,000,000	100.00%	Loan financing
Kincheng Investments & Developments (H.K.) Limited	Hong Kong 15 May 1981	Ordinary shares HK$6,000	100.00%	Property holding and investment

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Kincheng (Nominees) Limited*	Hong Kong 12 December 1980	Ordinary shares HK$100,000	100.00%	Nominee services
Kiu Nam Investment Corporation Limited	Hong Kong 9 November 1963	Ordinary shares HK$2,000,000	100.00%	Property holding and investment
Kwong Li Nam Investment Agency Limited*	Hong Kong 25 May 1984	Ordinary shares HK$3,050,000	100.00%	Investment agency
Nan Song Company, Limited*	Hong Kong 13 April 1965	Ordinary shares HK$1,000,000	100.00%	Property investment and investment holding
Nanyang Commercial Bank (Nominees) Limited*	Hong Kong 22 August 1980	Ordinary shares HK$50,000	100.00%	Nominee services
Nanyang Commercial Bank Trustee Limited*	Hong Kong 22 October 1976	Ordinary shares HK$3,000,000	100.00%	Trustee services
Nanyang Finance Company Limited	Hong Kong 16 March 1979	Ordinary shares HK$50,000,000	100.00%	Financial services
Pacific Trend Profits Corporation*	British Virgin Islands 20 April 2001	Registered shares US$1	70.49%	Investment holding
Patson (HK) Limited*	Hong Kong 18 August 1970	Ordinary shares HK$1,000,000	100.00%	Property investment
Perento Limited	Hong Kong 27 September 1983	Ordinary shares HK$10,000	100.00%	Property holding and investment
Po Hay Enterprises Limited	Hong Kong 2 October 1979	Ordinary shares HK$100,000	100.00%	Property holding and investment
Po Sang Financial Investment Services Company Limited*	Hong Kong 23 September 1980	Ordinary shares HK$25,000,000	100.00%	Gold trading and investment holding
Po Sang Futures Limited*	Hong Kong 19 October 1993	Ordinary shares HK$25,000,000	100.00%	Commodities brokerage

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Po Sang (Nominees) Limited*	Hong Kong 29 April 1993	Ordinary shares HK$10,000	100.00%	Nominee services
Rams City (Nominees) Limited*	Hong Kong 2 May 1986	Ordinary shares HK$2,000,000	100.00%	Nominee services and investment holding
Sanicon Investment Limited	Hong Kong 24 January 2000	Ordinary shares HK$2	100.00%	Property holding and investment
Seng Sun Development Company, Limited*	Hong Kong 11 December 1961	Ordinary shares HK$2,800,000	70.49%	Investment holding
Shenstone Limited	Hong Kong 4 September 1979	Ordinary shares HK$2	100.00%	Property holding and investment
Sin Chiao Enterprises Corporation, Limited*	Hong Kong 13 September 1961	Ordinary shares HK$3,000,000	100.00%	Property holding and investment
Sin Hua Trustee Limited*	Hong Kong 27 October 1978	Ordinary shares HK$3,000,000	100.00%	Trustee services
Sin Mei (Nominee) Limited*	Hong Kong 27 April 1982	Ordinary shares HK$100,000	100.00%	Nominee services and investment holding
Sin Yeh Shing Company Limited	Hong Kong 28 November 1980	Ordinary shares HK$100,000	100.00%	Property holding and investment
Sino Information Services Company Limited	Hong Kong 11 February 1993	Ordinary shares HK$7,000,000	100.00%	Information services
The China-South Sea (Nominees) Services Limited*	Hong Kong 13 February 1981	Ordinary shares HK$100,000	100.00%	Nominee services
The China State (Nominees) Limited*	Hong Kong 14 May 1982	Ordinary shares HK$100,000	100.00%	Nominee services and investment holding
The China State Trustee Limited*	Hong Kong 17 July 1981	Ordinary shares HK$3,000,000	100.00%	Trustee services

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Track Link Investment Limited	Hong Kong 8 February 1994	Ordinary shares HK$2	100.00%	Property holding and investment
Yien Yieh (Nominee) Limited*	Hong Kong 26 June 2001	Ordinary shares HK$2,000	100.00%	Nominee services and investment holding

Champion Leader International Limited completed winding up procedures on 8 April 2007.

Excellent Way Properties Limited completed winding up procedures on 12 May 2007.

Remarks:

Name of subsidiaries which are not included in the consolidation group for regulatory purposes in respect of capital adequacy is marked with * in the above table. BOCHK and its subsidiaries specified by the HKMA form the basis of consolidation for its regulatory purposes in accordance with the Banking (Capital) Rules. For accounting purposes, subsidiaries are consolidated in accordance with the accounting standards issued by the HKICPA pursuant to section 18A of the Professional Accountants Ordinance.

In this Interim Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

Terms	Meanings
"AC"	the Audit Committee
"ADR"	American Depositary Receipt
"ADS"	American Depositary Share
"ALCO"	the Asset and Liability Management Committee
"ATM(s)"	Automated Teller Machine(s)
"Board" or "Board of Directors"	the Board of Directors of the Company
"BOC"	Bank of China Limited, a joint stock commercial bank with limited liability established under the laws of the PRC, the H shares and A shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOC Insurance hold equity interests of 51% and 49% respectively
"BOCHK"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI-Prudential Manager"	BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOCI, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively
"BOCI-Prudential Trustee"	BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee Company Limited and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively
"CAR"	Capital Adequacy Ratio, computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules

Terms	Meanings
"CAS"	China Accounting Standards
"CBS"	Corporate Banking Services
"CE"	Chief Executive
"Central SAFE"	Central SAFE Investments Limited
"Chiyu"	Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49%
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong
"CRO"	Chief Risk Officer
"Group"	the Company and its subsidiaries collectively referred as the Group
"HIBOR"	Hong Kong Interbank Offered Rate
"HKAS(s)"	Hong Kong Accounting Standard(s)
"HKFRS(s)"	Hong Kong Financial Reporting Standard(s)
"HK GAAP"	Generally Accepted Accounting Principles in Hong Kong
"HKICPA"	Hong Kong Institute of Certified Public Accountants
"HKMA"	Hong Kong Monetary Authority
"Hong Kong" or "Hong Kong SAR"	Hong Kong Special Administrative Region
"Hua Chiao"	Hua Chiao Commercial Limited (in members' voluntary liquidation), a company incorporated under the laws of Hong Kong, in which BOC holds an equity interest of 93.64%
"IPO(s)"	Initial Public Offering(s)
"IT"	Information Technology
"LIBOR"	London Interbank Offered Rate
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"The Mainland" or "Mainland China" or "The Mainland of China"	The mainland of the PRC
"MPF"	Mandatory Provident Fund
"MPF Schemes Ordinance"	the Mandatory Provident Fund Schemes Ordinance, Chapter 485 of the Laws of Hong Kong, as amended
"MSCI Index"	Morgan Stanley Capital International Index
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"ORSO schemes"	the Occupational Retirement Schemes under Occupational Retirement Schemes Ordinance, Chapter 426 of the Laws of Hong Kong

Terms	Meanings
"PRC"	The People's Republic of China
"QDII"	Qualified Domestic Institutional Investor
"QFII(s)"	Qualified Foreign Institutional Investor(s)
"RC"	The Risk Committee
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"RMD"	The Risk Management Department
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share Option Scheme"	the Share Option Scheme conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"Sharesave Plan"	the Sharesave Plan conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"SME(s)"	Small and medium-sized enterprise(s)
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited
"US" or "USA"	the United States of America
"VAR"	Value at Risk

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 23 August 2007

As at the date of this announcement, the Board comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*
** *Independent Non-executive Directors*

File No.82-34675

Our Ref : BS(2007)179(JL)

21 August 2007

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Rule 12g3-2(b) File No.82-34675

We enclose the announcement in relation to the unusual share price movement of the Company as published on the website of The Stock Exchange of Hong Kong Limited in Hong Kong today for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

(the "Company", Stock Code: 2388)

UNUSUAL PRICE MOVEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The Board of Directors of the Company (the "Board") has noted the recent increase in the price of the shares of the Company and wishes to state that the Board is not aware of any reasons for such increase.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 21 August 2007

As at the date of this statement, the Board comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*

** *Independent Non-executive Directors*

BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2007)171(JL)

9 August 2007

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Rule 12g3-2(b) File No.82-34675

We enclose the announcement in relation to the notice of the Board meeting for approving the 2007 interim results of the Company as published on the website of The Stock Exchange of Hong Kong Limited in Hong Kong today for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

1917 - 2007
服務香港 共建未來
COMMITTED TO BUILDING A BETTER TOMORROW

ANNOUNCEMENT

DATE OF BOARD MEETING

The Board of Directors of the Company (the "Board") hereby announces that a meeting of the Board will be held on Thursday, 23 August 2007 at 14th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong for the purpose of considering and approving, among other things, the unaudited consolidated financial statements of the Company for the six months period ended 30 June 2007.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 9 August 2007

As at the date of this announcement, the Board comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*
** *Independent Non-executive Directors*

END